      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 1997



                                                      REGISTRATION NO. 333-24655

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM F-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                                   OLICOM A/S
             (Exact name of registrant as specified in its charter)

      KINGDOM OF DENMARK                     3669                            NONE
 (State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
     of incorporation or         Classification Code Number)         Identification No.)
         organization)

                                  NYBROVEJ 114
                                 DK-2800 LYNGBY
                                    DENMARK
                                +45 45 27 00 00
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                J. MICHAEL CAMP
                                  OLICOM, INC.
                         900 EAST PARK BLVD., SUITE 250
                               PLANO, TEXAS 75074
                                 (972) 423-7560
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   Copies to:

            LAWRENCE D. GINSBURG                            PHILIP P. ROSSETTI
LIDDELL, SAPP, ZIVLEY, HILL & LABOON, L.L.P.                 HALE AND DORR LLP
         2200 ROSS AVENUE, SUITE 900                          60 STATE STREET
             DALLAS, TEXAS 75201                        BOSTON, MASSACHUSETTS 02109
         TELECOPIER: (214) 220-4899                     TELECOPIER: (617) 526-5000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective and the occurrence of all other conditions to the merger (the "Merger") of PW Acquisition Corporation, a wholly-owned subsidiary of the Registrant, with and into CrossComm Corporation (as described in the Agreement and Plan of Reorganization attached to the Joint Proxy Statement/Prospectus forming a part of this Registration Statement) have been satisfied or waived.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                   OLICOM A/S

                             CROSS-REFERENCE SHEET
      FURNISHED PURSUANT TO RULE 404(A) AND ITEM 501(B) OF REGULATION S-K

                                                              LOCATION OR CAPTION IN
  REGISTRATION STATEMENT ITEM NUMBER AND CAPTION         JOINT PROXY STATEMENT/PROSPECTUS
  ----------------------------------------------         --------------------------------
A.   INFORMATION ABOUT THE TRANSACTION
      1.  Forepart of Registration Statement and
          Outside Front Cover Page of Prospectus...  Facing Page and Outside Front Cover Page
      2.  Inside Front and Outside Back Cover Pages
          of Prospectus............................  Inside Front Cover and Outside Back Cover
                                                     Pages
      3.  Risk Factors, Ratio of Earnings to Fixed
          Charges and Other Information............  Summary; Risk Factors; Enforceability of
                                                     Civil Liabilities
      4.  Terms of the Transaction.................  Summary; The Merger and Related
                                                     Transactions; Description of Olicom
                                                     Common Stock; Tax Considerations;
                                                     Comparison of Stockholder Rights under
                                                     the Laws of Denmark and Delaware;
                                                     Appendix A; Appendix B; Appendix C
      5.  Pro Forma Financial Information..........  Unaudited Pro Forma Condensed Combined
                                                     Financial Information; Notes to Unaudited
                                                     Pro Forma Condensed Financial Statements
      6.  Material Contacts With the Company Being
          Acquired.................................  Summary; The Merger and Related
                                                     Transactions
      7.  Additional Information Required for
          Reoffering by Persons and Parties Deemed
          to be Underwriters.......................                      *
      8.  Interests of Named Experts and Counsel...                      *
      9.  Disclosure of Commission Position on
          Indemnification for Securities Act
          Liabilities..............................                      *
B.   INFORMATION ABOUT THE REGISTRANT
     10.  Information with Respect to F-3
          Companies................................                      *
     11.  Incorporation of Certain Information by
          Reference................................                      *
     12.  Information with Respect to F-2 or F-3
          Registrants..............................                      *
     13.  Incorporation of Certain Information by
          Reference................................                      *
     14.  Information with Respect to Foreign
          Registrants Other Than F-2 or F-3
          Registrants..............................  Summary; Market Price and Dividend
                                                     Information; Risk Factors; Olicom A/S;
                                                     Unaudited Pro Forma Condensed Combined
                                                     Financial Information; Description of
                                                     Olicom Common Stock

                                                              LOCATION OR CAPTION IN
  REGISTRATION STATEMENT ITEM NUMBER AND CAPTION         JOINT PROXY STATEMENT/PROSPECTUS
  ----------------------------------------------         --------------------------------
C.   INFORMATION ABOUT THE COMPANY BEING ACQUIRED
     15.  Information with Respect to F-3
          Companies................................                      *
     16.  Information with Respect to F-2 or F-3
          Companies................................                      *
     17.  Information with Respect to Foreign
          Companies Other than F-2 or F-3
          Companies................................  Summary; Market Price and Dividend
                                                     Information; Risk Factors; CrossComm
                                                     Corporation; Unaudited Pro Forma
                                                     Condensed Combined Financial Information
D.   VOTING AND MANAGEMENT INFORMATION
     18.  Information if Proxies, Consents or
          Authorizations are to be Solicited.......  Outside Front Cover Page of Joint Proxy
                                                     Statement/Prospectus; Summary; The Olicom
                                                     Meeting; The CrossComm Meeting; The
                                                     Merger and Related Transactions
     19.  Information if Proxies, Consents or
          Authorizations are not to be Solicited in
          an Exchange Offer........................                      *

---------------

* Item is omitted because not applicable.

                                 [Olicom Logo]

                                                                    May   , 1997

Dear Stockholder:


     I am pleased to forward the enclosed Joint Proxy Statement/Prospectus for the Annual General Meeting of Stockholders of Olicom A/S ("Olicom") to be held on Thursday, May 29, 1997, at 4:00 p.m. local time, at Olicom's International Headquarters located in Greater Copenhagen at Nybrovej 114, DK-2800 Lyngby, and any adjournment thereof (the "Olicom Meeting"). A Notice of the Annual General Meeting of Stockholders, a proxy card, and a Joint Proxy Statement/Prospectus containing information about the matters to be acted upon are enclosed. All holders of outstanding common shares in Olicom, nominal value DKK 0.25 per share ("Olicom Common Stock"), as of the close of business on May 2, 1997 (the "Record Date"), are entitled to notice of and to vote at the Olicom Meeting.



     At the Olicom Meeting, including any adjournment thereof, Olicom's stockholders will be asked, among other things, to consider and vote on a proposal to approve an Agreement and Plan of Reorganization (the "Merger Agreement") dated as of March 20, 1997, among Olicom, PW Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Olicom ("MergerSub"), and CrossComm Corporation, a Delaware corporation ("CrossComm"), pursuant to which MergerSub will be merged with and into CrossComm, which will continue in existence as a wholly-owned subsidiary of Olicom.



     Pursuant to the Merger Agreement, each share of common stock in CrossComm ("Cross Comm Common Stock") will be exchanged for $5.00 in cash, 0.2667 shares of Olicom Common Stock, subject to change under certain circumstances (the "Exchange Ratio"), and three-year warrants (each, a "Warrant") to purchase
0.1075 shares of Olicom Common Stock (the "Warrant Exchange Ratio") at an exercise price of $19.74 per whole share (collectively, the "Merger Consideration") (the "Merger"). The Merger is subject to the terms and conditions of the Merger Agreement. The shares of Olicom Common Stock held by Olicom stockholders prior to the Merger will remain unchanged by the Merger. Based on the capitalization of Olicom and CrossComm as of the date of the Merger Agreement and assuming an Exchange Ratio of 0.2667, it is expected that, as a result of the Merger, Olicom will issue approximately 2,700,000 shares of Olicom Common Stock by virtue of the Merger (assuming the exercise of all vested CrossComm options and the purchase of CrossComm Common Stock under the CrossComm Employee Stock Purchase Plan consistent with current levels of contributions thereto), which would represent approximately 15.3% of Olicom's outstanding capital stock. In addition, based on the capitalization of CrossComm as of the date of the Merger Agreement and assuming a Warrant Exchange Ratio of 0.1075, Olicom will issue pursuant to the Merger warrants to purchase an aggregate of approximately 1,100,000 additional shares upon exercise thereof (after giving pro forma effect to the exercise of all vested CrossComm options).


     The accompanying Joint Proxy Statement/Prospectus provides a detailed description of the Merger Agreement, certain business and financial information of Olicom and CrossComm, and other important information, which you are urged to read carefully. Copies of the Merger Agreement and the form of Certificate of Merger are attached to the Joint Proxy Statement/Prospectus as Appendix A.

     THE BOARD OF DIRECTORS OF OLICOM HAS CAREFULLY REVIEWED AND CONSIDERED THE TERMS AND CONDITIONS OF THE MERGER AGREEMENT AND THE PROPOSED MERGER. THE BOARD HAS UNANIMOUSLY APPROVED THE TERMS AND CONDITIONS OF THE MERGER AGREEMENT AND THE MERGER, HAVING REACHED THIS DECISION AFTER CAREFUL CONSIDERATION OF A NUMBER OF FACTORS, INCLUDING THE OPINION OF ALEX. BROWN & SONS INCORPORATED ("ALEX. BROWN"), OLICOM'S FINANCIAL ADVISOR, TO THE EFFECT THAT THE MERGER CONSIDERATION IS FAIR TO OLICOM FROM A FINANCIAL POINT OF VIEW. THE FULL OPINION OF ALEX. BROWN IS INCLUDED AS APPENDIX B TO THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS, AND STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS

ENTIRETY. THE BOARD RECOMMENDS THAT THE STOCKHOLDERS OF OLICOM VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.


     At the Olicom Meeting, Olicom stockholders will also be asked to consider and vote on proposals (i) to (a) receive the report of the Board of Directors regarding Olicom's activities during fiscal year 1996, (b) receive Olicom's profit and loss account for the fiscal year ended December 31, 1996, and its balance sheet at such date, and vote on the adoption of same, (c) approve the discharge of management and the Board of Directors from their duties for fiscal year 1996, and (d) authorize the carry forward of Olicom's profits to the fiscal year ending December 31, 1997; (ii) to elect seven directors to hold office for a term ending in 1998 and until their successors are elected and qualified;
(iii) to appoint Ernst & Young A/S and KPMG C. Jespersen as Olicom's auditors, and Ernst & Young LLP as the auditors for Olicom, Inc.; (iv) to authorize the purchase by Olicom from time to time for a period of 18 months following the Olicom Meeting of up to 10% of the issued and outstanding common stock of Olicom; (v) to approve the fees of Olicom's directors for fiscal year 1997; (vi) to approve amendments to Olicom's Articles of Association; (vii) to approve Olicom's 1997 Share Incentive Plan; and (viii) to approve the postponement or adjournment of the Olicom Meeting to consider the approval of the Merger Agreement and, if necessary, for the solicitation of additional votes. THE BOARD RECOMMENDS THAT THE STOCKHOLDERS OF OLICOM VOTE "FOR" APPROVAL OF THESE PROPOSALS.



     The Olicom Meeting initially will consider the proposals set forth in the immediately preceding paragraph on May 29, 1997. Thereafter, the Olicom Meeting
will be adjourned to 4:00 p.m. local time on           , June   , 1997 (the same
day as CrossComm's Annual Meeting of Stockholders), at which time a reconvened Olicom Meeting will consider the proposal to approve the Merger Agreement, together with such other business as may properly come before such adjourned meeting.


     We urge you to review carefully the enclosed material and to return your proxy promptly. The Merger Agreement and the consummation of the Merger must be approved by the affirmative vote of a majority of the votes cast at the Olicom Meeting. Except for the proposal to approve amendments to Olicom's Articles of Association, the affirmative vote of a majority of the shares of Olicom Common Stock present and voting at the Olicom Meeting is required for approval of all other proposals being submitted to the stockholders for their consideration. The proposal to approve amendments to Olicom's Articles of Association requires approval by two-thirds of the votes cast at the Olicom Meeting and two-thirds in nominal value of the voting capital represented at such meeting.


     Whether or not you plan to attend the Olicom Meeting, please mark, sign, date and promptly return your proxy card in the enclosed postage-paid envelope or vote via telecopier at +45 45 270129 or (972) 422-4351. If you attend the meeting, you may vote in person if you wish, even though you have previously returned your proxy. Should you have any questions or if you would like information on any adjustments to the Exchange Ratio and/or the Warrant Exchange Ratio, please contact MacKenzie Partners, Inc., toll free at (800) 322-2885 or collect at (212) 929-5500.


                                            Sincerely,

                                            LARS STIG NIELSEN
                                            Managing Director and Chief
                                            Executive Officer

                                            JAN BECH
                                            Chairman of the Board

                NOTICE OF ANNUAL GENERAL MEETING OF STOCKHOLDERS


                            TO BE HELD MAY 29, 1997


To the Stockholders of Olicom A/S:


     The Annual General Meeting of Stockholders of Olicom A/S ("Olicom") will be held at Olicom's International Headquarters located at Nybrovej 114, DK-2800 Lyngby, Denmark, on Thursday, May 29, 1997, at 4:00 p.m., local time, for the following purposes:



          1. To approve that certain Agreement and Plan of Reorganization (the "Merger Agreement") dated as of March 20, 1997, among Olicom, PW Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Olicom ("MergerSub"), and CrossComm Corporation, a Delaware corporation ("CrossComm"), pursuant to which each share of common stock in CrossComm, par value $0.01 per share ("CrossComm Common Stock") will be exchanged for $5.00 in cash, 0.2667 shares of common stock in Olicom, nominal value DKK
     0.25 per share ("Olicom Common Stock"), and three-year warrants (each a "Warrant") to purchase 0.1075 shares of Olicom Common Stock at an exercise price of $19.74 per whole share (the "Merger"). The Merger and related matters are more fully described in, and the Merger Agreement is attached to, the accompanying Joint Proxy Statement/Prospectus. In addition, the Board of Directors will be authorized to make such amendments to the resolutions adopted by the Annual General Meeting as may be required by the Commercial and Companies Agency of The Kingdom of Denmark as a condition to the registration of the shares of Olicom Common Stock to be issued pursuant to the Merger or upon exercise of Warrants issued or options assumed pursuant to the Merger.


          2. To (i) receive the report of the Board of Directors of Olicom (the "Olicom Board") regarding Olicom's activities during fiscal year 1996, (ii) receive Olicom's profit and loss account for the fiscal year ended December 31, 1996, and its balance sheet at such date, and vote on the adoption of same, (iii) approve the discharge of Olicom's management and the Olicom Board from their duties for fiscal year 1996, and (iv) authorize the carry forward of Olicom's profits to the fiscal year ending December 31, 1997;

          3. To elect seven directors to hold office for a term ending in 1998 and until their successors are elected and qualified;

          4. To appoint Ernst & Young A/S and KPMG C. Jespersen as Olicom's auditors, and Ernst & Young LLP as the auditors for Olicom, Inc.;

          5. To authorize the purchase by Olicom from time to time for a period of 18 months following the meeting of up to 10% of the issued and outstanding shares of Olicom Common Stock;

          6. To approve the fees of Olicom's directors for fiscal year 1997;

          7. To approve amendments to Olicom's Articles of Association;

          8. To approve Olicom's 1997 Share Incentive Plan;


          9. To approve the postponement or adjournment of the meeting to consider the approval of the Merger Agreement, and if necessary, for the solicitation of additional votes; and


          10. To transact such other business as may properly come before the meeting and any adjournment(s) thereof.


     At the Annual General Meeting of Stockholders, the Olicom Board will deliver its report on Olicom's activities for fiscal year 1996, and there will be a presentation of Olicom's Annual Accounts, together with the Auditor's Report, Olicom's Annual Report and its consolidated accounts. The meeting initially will consider Proposals 2-9 on May 29, 1997. Thereafter, the meeting
will be adjourned to 4:00 p.m. local time on             , June   , 1997 (the
same day as CrossComm's Annual Meeting of Stockholders), at which time a reconvened meeting will consider the proposal to approve the Merger Agreement, together with such other business as may properly come before such adjourned meeting.



     The Olicom Board has fixed the close of business on May 2, 1997, as the record date. Only holders of record of Olicom Common Stock at the close of business on May 2, 1997, will receive notice of the meeting. Holders of record of Olicom Common Stock on May 2, 1997, are entitled to vote at the meeting and any adjournments or postponements thereof. The transfer books of Olicom will not be closed.



     Except for the proposal to approve amendments to Olicom's Articles of Association, the affirmative vote of a majority of the shares of Olicom Common Stock present and voting at the meeting is required for approval of all proposals being submitted to the stockholders for their consideration. The proposal to approve amendments to Olicom's Articles of Association requires approval by two-thirds of the votes cast at the meeting and two-thirds in nominal value of the voting capital represented at such meeting. The Companies Act of the Kingdom of Denmark and Olicom's Articles of Association generally do not require the presence, in person or by proxy, of a minimum number of shares of Olicom Common Stock constituting a quorum in order for the meeting to take action with respect to the matters described above.


     The accompanying Joint Proxy Statement/Prospectus solicits proxies with respect to the matters identified above for approval at the Annual General Meeting of Stockholders. A proxy may be revoked by a stockholder prior to its use, as specified in the enclosed Joint Proxy Statement/Prospectus.

     Holders of Olicom Common Stock are encouraged to attend the Annual General Meeting and vote on all matters. If you plan to attend the meeting and are a stockholder of record, please check your proxy card in the space provided for that purpose. An admission ticket will be mailed to you approximately seven days prior to the meeting date. However, if your shares are not registered in your own name, please advise the stockholder of record (your bank, broker, etc.) that you wish to attend. That firm should request an admission ticket from Olicom on your behalf, or alternatively, provide you with a proxy, which will enable you to gain admission to the meeting.

                                            By Order of the Board of Directors

                                            JAN BECH
                                            Chairman of the Board

Lyngby, Denmark
May   , 1997

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF STOCKHOLDERS, PLEASE SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ACCOMPANYING POSTPAID ENVELOPE. YOUR DOING SO MAY SAVE OLICOM THE EXPENSE OF A SECOND MAILING.

                                 CROSSCOM LOGO
                             CROSSCOMM CORPORATION
                           450 DONALD LYNCH BOULEVARD
                        MARLBOROUGH, MASSACHUSETTS 01752

                                                                    May   , 1997

Dear Stockholder:


     You are cordially invited to attend the Annual Meeting of Stockholders of
CrossComm Corporation ("CrossComm") to be held on                , June   ,
1997, at 10:00 a.m., local time, at the Radisson Marlborough Hotel, 75 Felton Street, Marlborough, Massachusetts 01752, and any adjournment thereof (the "CrossComm Meeting").


     At the CrossComm Meeting, you will be asked to consider and vote upon, among other things, a proposal to approve an Agreement and Plan of Reorganization (the "Merger Agreement") dated as of March 20, 1997, by and among CrossComm, Olicom A/S, a corporation organized under the laws of the Kingdom of Denmark ("Olicom"), and PW Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Olicom ("MergerSub"), pursuant to which CrossComm will be merged with MergerSub ("the Merger") and become a wholly-owned subsidiary of Olicom. Pursuant to the Merger Agreement, each share of common stock of CrossComm ("CrossComm Common Stock") will be exchanged for $5.00 in cash, 0.2667 shares of Olicom Common Stock (the "Exchange Ratio"), and three-year warrants to purchase 0.1075 shares of Olicom Common Stock at an exercise price of $19.74 per whole share (the "Warrant Exchange Ratio").

     The accompanying Joint Proxy Statement/Prospectus provides a detailed description of the Merger Agreement, certain business and financial information of CrossComm and Olicom, and other important information, which you are urged to read carefully.


     The Board of Directors of CrossComm has carefully reviewed and considered the terms and conditions of the Merger. The CrossComm Board of Directors believes that the Merger represents an important strategic move for our company because it significantly increases CrossComm's ability to capitalize on the growth of the networking market and, in particular, on the growth opportunities in the IBM/Token Ring market segment. Both Olicom and CrossComm have been focused on this market segment and have established a successful track record of delivering solutions to IBM/Token Ring customers. Over the years the two companies have developed complementary products, technologies and organizations so that the proposed merger will create a company better able to address the needs of the Fortune 1000 customers than CrossComm could do alone. In addition, the Board of Directors of CrossComm has received a written opinion from its financial advisor, Montgomery Securities, to the effect that the Merger Consideration is fair to CrossComm stockholders from a financial point of view. CROSSCOMM'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

     At the CrossComm Meeting, CrossComm stockholders will also be asked to consider and vote on proposals (i) to grant to the Board of Directors of CrossComm discretionary authority to adjourn the CrossComm Meeting in order to solicit additional votes for approval of the Merger, if necessary, (ii) to elect four directors to hold office for a term ending in 1998 and until their successors are elected and qualified; however, if the Merger is approved, at the effective time of the Merger (which is expected to occur shortly after the CrossComm Meeting) the CrossComm Board will be replaced by the Board of Directors of MergerSub, and (iii) to ratify the selection by CrossComm's Board of Directors of Ernst & Young LLP as CrossComm's independent auditors for the current fiscal year. THE CROSSCOMM BOARD OF DIRECTORS ALSO RECOMMENDS THAT YOU VOTE TO GRANT THE DISCRETIONARY AUTHORITY TO THE BOARD OF DIRECTORS TO ADJOURN THE CROSSCOMM MEETING, FOR THE ELECTION OF THE DIRECTOR NOMINEES LISTED HEREIN AND FOR RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP.



     We urge you to review and consider carefully the accompanying Notice of Annual Meeting of Stockholders and Joint Proxy Statement/Prospectus. Approval of the Merger Agreement requires the affirmative vote of a majority of the outstanding shares of CrossComm Common Stock. The affirmative vote of a plurality of the shares of CrossComm Common Stock present or represented at the CrossComm Meeting is required for election of directors. In effect, those persons who receive the most votes for the number of board seats that are open shall be elected directors. The affirmative vote of a majority of the shares of CrossComm Common Stock present or represented at the CrossComm Meeting is required for the grant to the Board of Directors of discretionary authority to adjourn the CrossComm Meeting and for the ratification of the selection by the Board of Directors of Ernst & Young LLP as the Company's independent auditors for the current fiscal year.


     If the Merger Agreement is approved and the Merger is consummated, you will be sent a letter of transmittal with instructions for surrendering your certificates representing shares of CrossComm Common Stock. Please do not send your share certificates until you receive these materials.


     IN ORDER THAT YOUR SHARES MAY BE REPRESENTED AT THE CROSSCOMM MEETING, YOU ARE URGED PROMPTLY TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE CROSSCOMM MEETING. If you attend the CrossComm Meeting and desire to revoke your Proxy in writing and vote in person, you may do so; in any event, a Proxy may be revoked in writing at any time before it is exercised. Your prompt cooperation will be appreciated. Should you have any questions or if you would like information on any adjustments to the Exchange Ratio and/or the Warrant Exchange Ratio, please contact Mackenzie Partners, Inc., toll free at 1-800-322-2885 or collect at 1-212-929-5500.



     As the founder and the largest shareholder of CrossComm, I am an enthusiastic supporter of the Merger and a believer that the combined company has an opportunity to become a leader in delivering high speed networking solutions to large IBM/Token Ring customers world-wide.



     I would like to take this opportunity to thank all the stockholders for their support over the years and ask you to join me in voting for the approval of the Merger. Regardless of the number of shares you own, your vote is important.


                                            Sincerely,

                                            /s/ Tadeusz Witkowicz

                                            TADEUSZ WITKOWICZ
                                            Chairman of the Board, President
                                            and Chief Executive Officer

                             CROSSCOMM CORPORATION
                           450 DONALD LYNCH BOULEVARD
                        MARLBOROUGH, MASSACHUSETTS 01752

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS


                          TO BE HELD ON JUNE   , 1997


To the Stockholders of CrossComm Corporation:


     NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of CrossComm Corporation, a Delaware corporation ("CrossComm"), has been called by the Board of Directors of CrossComm and will be held at the Radisson Marlborough Hotel, 75
Felton Street, Marlborough, Massachusetts, on           , June   , 1997, at
10:00 a.m., local time (the "CrossComm Meeting"), to consider and vote upon the following matters described in the accompanying Joint Proxy Statement/Prospectus:


          1. To approve that certain Agreement and Plan of Reorganization (the "Merger Agreement") dated as of March 20, 1997, among Olicom A/S, a corporation organized under the laws of the Kingdom of Denmark ("Olicom"), PW Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Olicom ("MergerSub"), and CrossComm, pursuant to which each share of common stock of CrossComm, par value $0.01 per share ("CrossComm Common Stock") will be exchanged for $5.00 in cash, 0.2667 shares of Olicom Common Stock, nominal value DKK 0.25 per share ("Olicom Common Stock"), and three-year warrants (each, a "Warrant") to purchase 0.1075 shares of Olicom Common Stock at an exercise price of $19.74 per whole share (the "Merger"). The Merger and related matters are more fully described in, and the Merger Agreement is attached to, the accompanying Joint Proxy Statement/Prospectus;

          2. To grant the Board of Directors of CrossComm discretionary authority to adjourn the CrossComm Meeting in order to solicit additional votes for approval of the Merger;


          3. To elect four directors for the ensuing year and until their successors are elected and qualified or until the Merger is declared effective;


          4. To ratify the selection by the Board of Directors of Ernst & Young LLP as CrossComm's independent auditors for the current fiscal year; and

          5. To transact such other business as may properly come before the meeting and any adjournment(s) thereof.


     CrossComm has fixed the close of business on May 2, 1997, as the record date for the determination of stockholders entitled to notice of, and to vote at, the CrossComm Meeting, and only stockholders of record at such time will be entitled to notice of, and to vote at, the CrossComm Meeting.


     SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, WHICH GOVERNS RIGHTS OF DISSENTING STOCKHOLDERS IS SUMMARIZED IN THE JOINT PROXY STATEMENT/PROSPECTUS UNDER "THE MERGER -- APPRAISAL RIGHTS" AND
IS REPRODUCED AT APPENDIX D TO THE ACCOMPANYING JOINT PROXY
STATEMENT/PROSPECTUS.


     Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of CrossComm Common Stock. The affirmative vote of the holders of a plurality of the shares of CrossComm Common Stock present or represented at the CrossComm Meeting is required for the election of directors. In effect, those persons who receive the most votes for the number of board seats that are open shall be elected directors. The affirmative vote of the holders of a majority of the shares of CrossComm Common Stock present or represented at the CrossComm Meeting is required for the grant to the Board of Directors of discretionary authority to adjourn the CrossComm Meeting and for the ratification of the selection by the CrossComm Board of Directors of Ernst & Young LLP as CrossComm's independent auditors for the current fiscal year.

     A form of Proxy and a Joint Proxy Statement/Prospectus containing more detailed information with respect to the matters to be considered at the CrossComm Meeting (including the Merger Agreement attached as Appendix A thereto) accompany and form a part of this notice.

     If you attend the CrossComm Meeting and desire to revoke your Proxy in writing and vote in person, you may do so; in any event, a Proxy may be revoked in writing at any time before it is exercised.

     THE BOARD OF DIRECTORS OF CROSSCOMM UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE APPROVAL OF THE TRANSACTIONS CONTEMPLATED THEREBY.

                                            By Order of the Board of Directors

                                            /s/ Phillip P. Rossetti

                                            PHILIP P. ROSSETTI
                                            Secretary

Marlborough, Massachusetts
May   , 1997

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF STOCKHOLDERS, PLEASE COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

                                   OLICOM A/S
                                      AND

                             CROSSCOMM CORPORATION

                             JOINT PROXY STATEMENT
                             ---------------------

                                   OLICOM A/S

                                   PROSPECTUS
                             ---------------------


    This Joint Proxy Statement/Prospectus relates to the proposed exchange described more fully below (the "Merger") contemplated by an Agreement and Plan of Reorganization (the "Merger Agreement") dated as of March 20, 1997, among Olicom A/S, a corporation organized under the laws of the Kingdom of Denmark ("Olicom"), PW Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Olicom ("MergerSub"), and CrossComm Corporation, a Delaware corporation ("CrossComm"). See "The Merger" and "The Agreement and Plan of Reorganization." A copy of the Merger Agreement is attached hereto as Appendix A and is incorporated herein by reference.



    Olicom is soliciting proxies for its Annual General Meeting of Stockholders (the "Olicom Meeting"), and CrossComm is soliciting proxies for its Annual Meeting of Stockholders (the "CrossComm Meeting" and together with the Olicom Meeting, the "Meetings"). The Olicom Meeting is scheduled to be held on May 29, 1997 (with consideration of the proposal to approve the Merger Agreement scheduled to occur at an adjournment thereof, to be convened on June , 1997).
The CrossComm Meeting is scheduled to be held on June   , 1997.



    At the Olicom Meeting (including any adjournment thereof), the stockholders of Olicom will be asked to consider and vote upon proposals: (i) to approve the Merger Agreement; (ii) to (a) receive the report of the Board of Directors of Olicom (the "Olicom Board") regarding Olicom's activities during fiscal year 1996, (b) receive Olicom's profit and loss account for the fiscal year ended December 31, 1996, and its balance sheet at such date, and vote on the adoption of same, (c) approve the discharge of Olicom's management and the Olicom Board from their duties for fiscal year 1996, and (d) authorize the carry forward of Olicom's profits to the fiscal year ending December 31, 1997; (iii) to elect seven directors to hold office for a term ending in 1998 and until their successors are elected and qualified; (iv) to appoint Ernst & Young A/S and KPMG
C. Jespersen as Olicom's auditors, and Ernst & Young LLP as the auditors for Olicom, Inc. ("Olicom Americas"); (v) to authorize the purchase by Olicom from time to time for a period of 18 months following the Olicom Meeting of up to 10% of the issued and outstanding shares of common stock in Olicom, nominal value DKK 0.25 per share ("Olicom Common Stock"); (vi) to approve the fees of Olicom's directors for fiscal year 1997; (vii) to approve amendments to Olicom's Articles of Association; (viii) to approve Olicom's 1997 Share Incentive Plan (the "1997 Share Incentive Plan"); and (ix) to approve the postponement or adjournment of the Olicom Meeting for the solicitation of additional votes. See "The Olicom Meeting."


    At the CrossComm Meeting, the stockholders of CrossComm will be asked to consider and vote upon proposals: (i) to approve the Merger Agreement; (ii) to grant the Board of Directors of CrossComm (the "CrossComm Board") discretionary authority to adjourn the CrossComm Meeting in order to solicit additional votes for approval of the Merger; (iii) to elect four directors to serve for the ensuing year and until their successors are elected and qualified or until the Effective Time (as defined in the Merger Agreement); and (iv) to ratify the selection by the CrossComm Board of Ernst & Young LLP as CrossComm's independent auditors for the current fiscal year. See "The CrossComm Meeting."

    Upon the effectiveness of the Merger, each share of common stock in CrossComm, par value $0.01 per share ("CrossComm Common Stock"), will be exchanged for $5.00 in cash, 0.2667 shares of Olicom Common Stock (the "Exchange Ratio"), and three-year warrants (each, a "Warrant") to purchase 0.1075 shares of Olicom Common Stock (the "Warrant Exchange Ratio") at an exercise price of $19.74 per whole share (collectively, the "Merger Consideration"); provided that
(i) in the event that the average of the high and low sales prices for Olicom Common Stock for the ten trading days immediately preceding (but excluding) the fifth trading day before the CrossComm Meeting, as reported on the Nasdaq National Market (the "Final Closing Price"), is less than $12.50, Olicom will have the right to increase the Exchange Ratio to the number which, when multiplied by the Final Closing Price, equals $3.33 (and if Olicom does not so increase the Exchange Ratio, CrossComm will have the right to terminate the Merger Agreement); and (ii) in the event that the Final Closing Price is more than $20.83, Olicom will have the right to decrease the Exchange Ratio to the number which, when multiplied by the Final Closing Price, equals $5.56 (and if Olicom so decreases the Exchange Ratio, CrossComm will have the right to terminate the Merger Agreement). In addition, each outstanding option to purchase a share of CrossComm Common Stock (each, a "CrossComm Option") will be assumed by Olicom and converted into an option to purchase Olicom Common Stock, pursuant to the mechanism described in this Joint Proxy Statement/Prospectus. See "The Agreement and Plan of Reorganization -- Assumption of Options." As a result of the Merger, CrossComm will become a wholly-owned subsidiary of Olicom. See "The Merger -- Operations Following the Merger."


    On May 7, 1997, the closing sales prices on the Nasdaq National Market of Olicom Common Stock and of CrossComm Common Stock were $14.875 and $8.00, respectively. In the event that the Final Closing Price of Olicom Common Stock is $20.83, the maximum value of the Merger Consideration will be $11.37 (consisting of $5.00 cash, Olicom Common Stock having a value of $5.56, and Warrants with a value of $0.81 (based on a Warrant Unit Consideration calculated in the manner described in "The Agreement and Plan of Reorganization -- Exchange of Shares")). In the event that the Final Closing Price of Olicom Common Stock is $12.50, the minimum value of the Merger Consideration will be $8.57 (consisting of $5.00 cash, Olicom Common Stock having a value of $3.33, and Warrants with a value of $0.24 (based on a Warrant Unit Consideration calculated as aforesaid)). See "Summary -- The Merger: Terms of the Merger -- Exchange Ratio; Warrant Exchange Ratio" for a comparison of the value of the Merger Consideration with various possible Final Closing Prices. Although the Final Closing Price will be known at the time at which approval of the Merger is voted upon at the Olicom Meeting and the CrossComm Meeting, it may not be known at the time that a stockholder executes a proxy with respect to same. OLICOM STOCKHOLDERS AND CROSSCOMM STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR OLICOM COMMON STOCK AND CROSSCOMM COMMON STOCK, AND MAY CALL
(800) 322-2885 TOLL FREE (OR (212) 929-5500 COLLECT) PRIOR TO THE DATE OF THE MEETINGS FOR CURRENT INFORMATION REGARDING THE FINAL CLOSING PRICE.



    This Joint Proxy Statement/Prospectus constitutes the Prospectus of Olicom for use in connection with the offer and issuance of up to 3,805,647 shares of Olicom Common Stock that may be issued (i) pursuant to the Merger in exchange for shares of CrossComm Common Stock (including in exchange for shares of CrossComm Common Stock that may be issued upon exercise of options that are vested under CrossComm's stock option plans and pursuant to CrossComm's employee stock purchase plan), and (ii) upon exercise of Warrants issued in connection with the Merger. In the event that Olicom determines to issue more than the foregoing number of shares of Olicom Common Stock in connection with the Merger, Olicom will resolicit the approval of the Merger by Olicom's stockholders. This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first
being mailed to stockholders of Olicom and CrossComm on or about May   , 1997.



    THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS JOINT PROXY
STATEMENT/PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. THE STOCKHOLDERS OF OLICOM AND CROSSCOMM ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY.



     SEE "RISK FACTORS," BEGINNING ON PAGE 16 FOR A DESCRIPTION OF CERTAIN RISKS RELATED TO (I) OLICOM AND ITS OPERATIONS, (II) CROSSCOMM AND ITS OPERATIONS AND
(III) THE PROPOSED COMBINED OPERATIONS OF OLICOM AND CROSSCOMM FOLLOWING CONSUMMATION OF THE MERGER AND THE ISSUANCE OF OLICOM COMMON STOCK PURSUANT TO THE MERGER.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------
       The date of this Joint Proxy Statement/Prospectus is May   , 1997.

                             AVAILABLE INFORMATION


     Olicom is subject to the informational requirements applicable to "foreign private issuers" under, and CrossComm is subject to the informational requirements of, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements (as to CrossComm) and other information with the Securities and Exchange Commission (the "Commission"). These materials can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of these materials can also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549. Olicom Common Stock and CrossComm Common Stock are traded on the Nasdaq National Market. Reports and other information concerning Olicom and CrossComm can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding Olicom, CrossComm and other registrants that have been filed electronically with the Commission. The address of such site is http://www.sec.gov. Upon the consummation of the Merger, the listing of CrossComm Common Stock on the Nasdaq National Market will be terminated.


     Under the rules and regulations of the Commission, the solicitation of proxies from stockholders of CrossComm to approve the Merger Agreement and the consummation of the Merger constitutes an offering of the Olicom Common Stock and the Warrants to be issued in connection with the Merger, and may constitute an offering of the shares of Olicom Common Stock to be issued upon exercise of the Warrants. Accordingly, Olicom has filed with the Commission a Registration Statement on Form F-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such offering. This Joint Proxy Statement/Prospectus constitutes the prospectus of Olicom that is filed as part of the Registration Statement, but does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C., as well as through the Commission's web site at http://www.sec.gov. Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated by reference in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or other such document, each such statement being qualified in all respects by such reference. After the consummation of the Merger, registration of CrossComm Common Stock under the Exchange Act will be terminated.

                         REPORTS TO OLICOM STOCKHOLDERS

     Olicom is currently exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its securities are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Olicom is not required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject thereto. However, Olicom furnishes and, after the effective time of the Merger, will continue to furnish, its stockholders with annual reports containing audited financial statements and periodic interim reports containing unaudited results of operations as well as other reports. The management of Olicom has in the past solicited proxies from its stockholders, and Olicom management intends to continue this practice.

     Olicom prepares its consolidated financial statements in United States dollars in accordance with accounting principles generally accepted in both the Kingdom of Denmark and the United States. All references to "dollars" or "$" in this Joint Proxy Statement/Prospectus are to United States dollars, and all references to "kroner" or "DKK" are to Danish kroner.

                        ENFORCEMENT OF CIVIL LIABILITIES


     Olicom is a corporation organized under the laws of the Kingdom of Denmark. All of its directors, substantially all members of corporate management, and all of its experts named herein are nonresidents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. A substantial portion of Olicom's assets are located in the Kingdom of Denmark. See "Risk Factors -- Risks Relating to Olicom and CrossComm:
Consequences of Danish Incorporation" and "-- Risks Relating to Olicom and
CrossComm: Service and Enforcement of Legal Process." As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons or Olicom judgments of United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. Olicom has been advised by Advokatfirmaet O. Bondo Svane, its Danish legal counsel, that liabilities predicated solely upon the federal securities laws of the United States are not enforceable in original actions instituted in the Kingdom of Denmark, or in actions instituted in the Kingdom of Denmark for enforcement of judgments of United States courts.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     All Annual Reports on Form 20-F, and any Form 6-K so designated, subsequently filed by Olicom pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the termination of the offering under this Joint Proxy Statement/Prospectus shall be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus from the date of filing of each such document. All reports and definitive proxy or information statements filed by CrossComm pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of the CrossComm Meeting shall be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus from the date of filing of each such document. Also incorporated by reference herein is the Merger Agreement, which is attached to this Joint Proxy Statement/Prospectus as Appendix A. Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.


     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. OLICOM AND CROSSCOMM HEREBY UNDERTAKE TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED BY REFERENCE HEREIN (EXCLUDING EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN). WITH RESPECT TO OLICOM'S DOCUMENTS, REQUESTS SHOULD BE DIRECTED TO OLICOM A/S, AT ITS INVESTOR RELATIONS OFFICES AT NYBROVEJ 114, DK-2800 LYNGBY, DENMARK (TELEPHONE +45 45 270000), OR 900 EAST PARK BOULEVARD, SUITE 250, PLANO, TEXAS 75074 (TELEPHONE (972) 423-7560). WITH RESPECT TO CROSSCOMM'S DOCUMENTS, REQUESTS SHOULD BE DIRECTED TO CROSSCOMM CORPORATION, INVESTOR RELATIONS, 450 DONALD LYNCH BOULEVARD, MARLBOROUGH, MASSACHUSETTS 01752 (TELEPHONE (508) 481-4060). IN ORDER TO ASSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE MEETINGS TO WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS RELATES, ANY SUCH REQUEST SHOULD BE MADE OF OLICOM BY MAY
  , 1997, AND OF CROSSCOMM BY JUNE   , 1997.


     NO PERSON HAS BEEN AUTHORIZED BY OLICOM OR CROSSCOMM TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROX-

IES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY OLICOM OR CROSSCOMM. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN SINCE THE DATE HEREOF. ALL INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS RELATING TO OLICOM AND MERGERSUB HAS BEEN SUPPLIED BY OLICOM, AND ALL INFORMATION RELATING TO CROSSCOMM HAS BEEN SUPPLIED BY CROSSCOMM.

                                   TRADEMARKS


     The "Olicom" mark is a registered trademark of Ing. C. Olivetti & C., S.p.A., that has been licensed to Olicom. "GoCard" and the Olicom clasped hands logo are registered trademarks of Olicom, and "RapidFire," "CrossFire" and "CellDriver" are trademarks of Olicom. "CrossComm," "ClearPath," "Riserswitch" and "ExpertWatch" are trademarks of CrossComm. This Joint Proxy Statement/Prospectus also contains trademarks of companies other than Olicom, CrossComm and their respective subsidiaries and affiliates.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................     i
REPORTS TO OLICOM STOCKHOLDERS..............................     i
ENFORCEMENT OF CIVIL LIABILITIES............................    ii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    ii
TRADEMARKS..................................................   iii
SUMMARY.....................................................     1
RISK FACTORS................................................    16
  Risks Relating to the Merger..............................    16
  Risks Relating to Olicom and CrossComm....................    17
THE OLICOM MEETING..........................................    23
  Date, Time and Place of the Olicom Meeting................    23
  Matters to be Considered at the Olicom Meeting............    23
  Record Date and Shares Entitled to Vote...................    31
  Voting of Proxies.........................................    31
  Vote Required.............................................    32
  Quorum; Abstentions and Broker Non-Votes..................    32
  Solicitation of Proxies and Expenses......................    32
THE CROSSCOMM MEETING.......................................    32
  Date, Time and Place of the CrossComm Meeting.............    33
  Matters to be Considered at the CrossComm Meeting.........    33
  Record Date and Shares Entitled to Vote...................    34
  Voting of Proxies.........................................    34
  Vote Required.............................................    35
  Quorum; Abstentions and Broker Non-Votes..................    35
  Solicitation of Proxies and Expenses......................    36
THE MERGER..................................................    36
  Background of the Merger..................................    36
  Reasons for the Merger....................................    40
  Opinion of Olicom's Financial Advisor.....................    42
  Opinion of CrossComm's Financial Advisor..................    46
  Operations Following the Merger...........................    50
  Regulatory Matters........................................    51
  Anticipated Accounting Treatment..........................    51
  Resales of Olicom Common Stock; Affiliate Agreements......    51
  Appraisal Rights..........................................    51
THE AGREEMENT AND PLAN OF REORGANIZATION....................    54
  The Merger................................................    54
  Exchange of Shares........................................    54
  Assumption of Options.....................................    55
  CrossComm Employee Stock Purchase Plan....................    56
  Exchange of Certificates..................................    56
  Notification Regarding Options............................    57
  Representations, Warranties and Covenants.................    57
  No Solicitation of Transactions...........................    57
  Conditions to the Merger..................................    59
  Closing...................................................    60
  Termination, Amendments and Waivers.......................    61
  Fees and Expenses; Termination Fee........................    62
  Indemnification and Insurance.............................    64

  Interests of Certain Persons in the Merger...............................................................         64
  Related Agreements.......................................................................................         65
OLICOM A/S.................................................................................................         66
  Business.................................................................................................         66
  Selected Financial Data..................................................................................         79
  Management's Discussion and Analysis of Financial Condition and Results of Operation.....................         80
  Management of Olicom.....................................................................................         86
  Certain Transactions.....................................................................................         88
  Security Ownership of Certain Beneficial Owners and Management...........................................         89
CROSSCOMM CORPORATION......................................................................................         90
  Business.................................................................................................         90
  Selected Financial Data..................................................................................         95
  Management's Discussion and Analysis of Financial Condition and Results of Operation.....................         96
  Management of CrossComm..................................................................................        102
  Compensation Committee Report............................................................................        107
  Stock Performance Graph..................................................................................        109
  Security Ownership of Certain Beneficial Owners and Management...........................................        111
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS................................................        113
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.......................................        116
TAX CONSIDERATIONS.........................................................................................        117
  Certain United States Federal Income Tax Consequences of the Merger......................................        117
  United States Tax Consequences of Ownership of Olicom Common Stock.......................................        118
  United States Tax Consequences of Ownership of Warrants..................................................        119
  Danish Tax Consequences of the Merger....................................................................        119
  Danish Tax Consequences of Ownership of Olicom Common Stock..............................................        119
  Danish Tax Consequences of Ownership of Warrants.........................................................        120
DESCRIPTION OF OLICOM COMMON STOCK.........................................................................        120
COMPARISON OF STOCKHOLDER RIGHTS UNDER THE LAWS OF DENMARK AND DELAWARE....................................        121
STOCKHOLDER PROPOSALS......................................................................................        128
LEGAL MATTERS..............................................................................................        128
EXPERTS....................................................................................................        128
FINANCIAL STATEMENTS AVAILABLE.............................................................................        129
INDEX TO FINANCIAL STATEMENTS..............................................................................        F-1
  Olicom A/S...............................................................................................        F-3
  CrossComm Corporation....................................................................................       F-20
APPENDICES
  A  -- Agreement and Plan of Reorganization and Certificate of
          Merger
  B  -- Opinion of Alex. Brown & Sons Incorporated
  C  -- Opinion of Montgomery Securities
  D  -- Section 262 of the Delaware General Corporation Law
  E  -- Olicom 1997 Share Incentive Plan

                                    SUMMARY


     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus, the Appendices hereto, the Exhibits to the Registration Statement (the "Exhibits") and documents incorporated by reference herein. The summary does not contain a complete statement of material information relating to the Merger Agreement, the Merger or the other matters discussed herein and is subject to, and qualified in its entirety by, the more detailed information and financial statements contained or incorporated by reference in this Joint Proxy Statement/Prospectus, the Appendices hereto and the Exhibits. Unless otherwise defined herein, capitalized terms used in this summary have the same meanings ascribed to them elsewhere in this Joint Proxy Statement/Prospectus. Olicom stockholders and CrossComm stockholders are urged to read this Joint Proxy Statement/Prospectus, the Appendices and the Exhibits in their entirety.


     This Joint Proxy Statement/Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, concerning future results which are subject to risks and uncertainties. Olicom's and CrossComm's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section captioned "Risk Factors."

                                 THE COMPANIES

OLICOM

     Olicom develops and markets local area network ("LAN") software and hardware products that enable computer users to communicate, exchange data and share computing resources in workgroup and enterprise LANs or in wide area networks ("WANs"). Olicom believes that its products offer superior performance, are price competitive and are fully compatible with industry standards and networking and internetworking products manufactured by International Business Machines Corporation ("IBM") and other vendors. Olicom's products are marketed worldwide primarily through distributors, value-added resellers (including dealers, systems integrators and other resellers) ("VARs") and original equipment manufacturer customers ("OEMs"). See "Olicom A/S -- Business."

     MergerSub refers to PW Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Olicom formed solely for the purpose of the Merger. MergerSub's principal offices are located at 900 East Park Blvd., Suite 250, Plano, Texas 75074. MergerSub's telephone number is (972) 423-7560.


     Unless otherwise indicated, "Olicom" refers to Olicom A/S, a corporation organized under the laws of the Kingdom of Denmark, and its wholly-owned and majority-owned subsidiaries. Olicom was incorporated in the Kingdom of Denmark in 1985. Olicom's principal executive offices are located at Nybrovej 114, DK-2800 Lyngby, Denmark. Its telephone number is +45 45 270000.


CROSSCOMM

     CrossComm develops, manufactures, markets and supports advanced networking products. These products concurrently support bridging, multi-protocol routing and high speed LAN switching functions and asynchronous transfer mode ("ATM") switching. CrossComm has marketed these products to customers transitioning mission-critical business applications from legacy hierarchical computing environments, typically dominated by IBM mainframe systems with Systems Network Architecture ("SNA"), to client/server environments, where computing power is distributed throughout the organization and interconnected by an enterprise-wide network. CrossComm's product line, which consists of a family of multi-protocol routers and high speed LAN and ATM switches, supports a variety of LAN and WAN connections and LAN communications protocols and can be readily integrated with a customer's existing computer equipment. These products are designed to provide non-stop scalable networks that are easy to use, install and maintain and provide customers a migration path to high bandwidth ATM networks. CrossComm markets its products in the United States and Canada through a direct sales organization, complemented by VARs and system integrators. CrossComm also sells its products internationally through a network of international distributors and through a direct sales organization in the United Kingdom. See "CrossComm Corporation -- Business."

     Unless otherwise indicated, "CrossComm" refers to CrossComm Corporation, a Delaware corporation, and its wholly-owned subsidiaries. CrossComm was incorporated in Delaware in April 1987. CrossComm's executive offices are located at 450 Donald Lynch Boulevard, Marlborough, Massachusetts 01752. Its telephone number is (508) 481-4060.

                                  THE MEETINGS

OLICOM


     Time, Date and Place. The Olicom Meeting will be held on Thursday, May 29, at 4:00 p.m., local time, at Olicom's International Headquarters located at Nybrovej 114, DK-2800 Lyngby, Denmark.



     Purpose. At the Olicom Meeting, stockholders of record of Olicom Common Stock will be asked to consider and vote on a proposal to approve the Merger Agreement and the consummation of the Merger. Stockholders of Olicom also will be asked to consider and vote on proposals: (a) to (i) receive the report of the Olicom Board regarding Olicom's activities during fiscal year 1996, (ii) receive Olicom's profit and loss account for the fiscal year ended December 31, 1996, and its balance sheet at such date, and vote on the adoption of same, (iii) approve the discharge of Olicom's management and the Olicom Board from their duties for fiscal year 1996, and (iv) authorize the carry forward of Olicom's profits to the fiscal year ending December 31, 1997; (b) to elect seven directors to hold office for a term ending in 1998 and until their successors are elected and qualified; (c) to appoint Ernst & Young A/S and KPMG C. Jespersen as Olicom's auditors, and Ernst & Young LLP as the auditors for Olicom Americas; (d) to authorize the purchase by Olicom from time to time for a period of 18 months following the Olicom Meeting of up to 10% of the issued and outstanding shares of Olicom Common Stock; (e) to approve the fees of Olicom's directors for fiscal year 1997; (f) to approve amendments to Olicom's Articles of Association (the "Olicom Articles"); (g) to approve Olicom's 1997 Share Incentive Plan; and (h) if necessary, to approve the postponement or adjournment of the Olicom Meeting for the solicitation of additional votes. Stockholders of Olicom will also consider and vote on any other matter that may properly come before the Olicom Meeting and any adjournment or postponement thereof. The Olicom Meeting will consider the proposal to approve the Merger Agreement at an
adjournment of such meeting to be held at 4:00 p.m. local time on June   , 1997
(the same day as the CrossComm Meeting); all other proposals will be considered at the Olicom Meeting to be held on May 29, 1997. Representatives of Ernst & Young A/S are expected to be present at the Olicom Meeting, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions. See "The Olicom
Meeting -- Matters to be Considered at the Olicom Meeting."



     Stockholders Entitled to Vote. Only holders of record of Olicom Common Stock on May 2, 1997 (the "Record Date"), are entitled to notice of and to vote at the Olicom Meeting. At the close of business on the Record Date, there were outstanding and entitled to vote 14,749,095 shares of Olicom Common Stock, each of which will be entitled to one vote on each matter to be acted upon. See "The Olicom Meeting -- Record Date and Shares Entitled to Vote."


     Required Vote. Except for the proposal to approve amendments to the Olicom Articles, the affirmative vote of a majority of the shares of Olicom Common Stock present and voting at the Olicom Meeting is required for approval of all proposals being submitted to Olicom's stockholders for their consideration. The proposal to approve amendments to the Olicom Articles requires approval by two-thirds of the votes cast at the Olicom Meeting and two-thirds in nominal value of the voting capital represented at such meeting. The Companies Act of the Kingdom of Denmark (the "Companies Act") and the Olicom Articles generally do not require the presence, in person or by proxy, of a minimum number of shares of Olicom Common Stock constituting a quorum at the Olicom Meeting in order for the Olicom stockholders to take action with respect to the foregoing matters. See "The Olicom Meeting -- Vote Required."

CROSSCOMM


     Time, Date and Place. The CrossComm Meeting will be held on           ,
June   , 1997 at 10:00 a.m., local time, at the Radisson Marlborough Hotel, 75
Felton Street, Marlborough, Massachusetts, United States.



     Purpose. At the CrossComm Meeting, stockholders of record of CrossComm will be asked to consider and vote on a proposal to approve the Merger Agreement. Stockholders of CrossComm also will be asked to consider and vote on proposals to (i) elect four directors to serve for the ensuing year and until their successors are elected and qualified or until the Merger is declared effective;
(ii) to grant the CrossComm Board discretionary authority to adjourn the CrossComm Meeting in order to solicit additional votes for approval of the Merger, if necessary; and (iii) to ratify the selection by the CrossComm Board of Ernst & Young LLP as CrossComm's independent auditors for the current fiscal year. Stockholders of CrossComm will also consider and vote on any other matter that may properly come before the CrossComm Meeting and any adjournment or postponement thereof. Representatives of Ernst & Young LLP are expected to be present at the CrossComm Meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.



     Stockholders Entitled to Vote. Only holders of record of CrossComm Stock on the Record Date, are entitled to notice of, and to vote at, the CrossComm Meeting. At the close of business on the Record Date, there were outstanding and entitled to vote 9,341,096 shares of CrossComm Common Stock, each of which will be entitled to one vote on each matter to be acted upon. See "The CrossComm Meeting -- Record Date and Shares Entitled to Vote."



     Required Vote. Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of CrossComm Common Stock. The affirmative vote of the holders of a plurality of the shares of CrossComm Common Stock present or represented at the CrossComm Meeting is required for the election of directors. In effect, the persons who receive the most votes for the number of board seats that are open shall be elected as directors. The affirmative vote of the holders of a majority of the shares of CrossComm Common Stock present or represented at the CrossComm Meeting is required for the grant to the CrossComm Board of discretionary authority to adjourn the CrossComm Meeting and for the ratification of the selection by the CrossComm Board of Ernst & Young LLP as CrossComm's independent auditors for the current fiscal year. See "The CrossComm Meeting -- Vote Required."


                                   THE MERGER

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     The Olicom Board has unanimously approved the Merger Agreement and determined that the Merger is fair and in the best interests of Olicom. THE OLICOM BOARD RECOMMENDS THAT OLICOM STOCKHOLDERS VOTE FOR THE MERGER AGREEMENT AND THE MERGER, AS WELL AS VOTE FOR THE OTHER PROPOSALS TO BE CONSIDERED AT THE OLICOM MEETING. For a discussion of factors considered by the Olicom Board in reaching its decision to approve the Merger Agreement and the Merger, see "The Merger -- Reasons for the Merger: Joint Reasons for the Merger" and "-- Reasons for the Merger: Olicom's Reasons for the Merger." Olicom has agreed to use its best efforts to obtain the approval of the Merger Agreement and the Merger by Olicom's stockholders.

     The CrossComm Board has unanimously approved the Merger Agreement and determined that the Merger is fair and in the best interests of CrossComm and its stockholders. THE CROSSCOMM BOARD RECOMMENDS THAT CROSSCOMM STOCKHOLDERS VOTE FOR THE MERGER AGREEMENT AND THE MERGER, AS WELL AS VOTE FOR THE OTHER PROPOSALS TO BE CONSIDERED AT THE CROSSCOMM MEETING. For a discussion of factors considered by the CrossComm Board in reaching its decision to approve the Merger Agreement and the Merger, see "The Merger -- Reasons for the Merger: Joint Reasons for the Merger" and "-- Reasons for the Merger: CrossComm's Reasons for the Merger." CrossComm has agreed to use its best efforts to obtain the approval of the Merger Agreement and the Merger by CrossComm's stockholders.

OPINIONS OF FINANCIAL ADVISORS

     The Olicom Board has received from Alex. Brown & Sons Incorporated ("Alex. Brown") its written opinion, dated as of March 20, 1997 (the "Alex. Brown Opinion"), that, as of such date, and based upon and subject to the factors and assumptions set forth in such written opinion, the consideration to be paid by Olicom pursuant to the Merger was fair to Olicom, from a financial point of view. The full text of the Alex. Brown Opinion is attached as Appendix B to this Joint Proxy Statement/Prospectus. Olicom stockholders should read the Alex. Brown Opinion in its entirety. See "The Merger -- Opinion of Olicom's Financial Advisor."

     The CrossComm Board has received from Montgomery Securities ("Montgomery") its written opinion, dated as of March 20, 1997 (the "Montgomery Opinion"), that, as of such date, and based upon and subject to the factors and assumptions set forth in such written opinion, the consideration to be received by the stockholders of CrossComm pursuant to the Merger was fair to CrossComm's stockholders, from a financial point of view. The full text of the Montgomery Opinion is attached as Appendix C to this Joint Proxy Statement/Prospectus. CrossComm stockholders should read the Montgomery Opinion in its entirety. See "The Merger -- Opinion of CrossComm's Financial Advisor."

TERMS OF THE MERGER

     Olicom, MergerSub and CrossComm have entered into the Merger Agreement, whereby MergerSub will be merged with and into CrossComm, resulting in CrossComm becoming a wholly-owned subsidiary of Olicom. See "The Agreement and Plan of Reorganization."

     Exchange Ratio; Warrant Exchange Ratio. Upon the effectiveness of the Merger, each share of CrossComm Common Stock will be exchanged for $5.00 in cash, 0.2667 shares of Olicom Common Stock and three-year Warrants to purchase
0.1075 shares of Olicom Common Stock at an exercise price of $19.74 per whole share; provided that (i) in the event that the Final Closing Price is less than $12.50, Olicom will have the right to increase the Exchange Ratio to the number which, when multiplied by the Final Closing Price, equals $3.33 (and if Olicom does not so increase the Exchange Ratio, CrossComm will have the right to terminate the Merger Agreement); and (ii) in the event that the Final Closing Price is more than $20.83, Olicom will have the right to decrease the Exchange Ratio to the number which, when multiplied by the Final Closing Price, equals $5.56 (and if Olicom so decreases the Exchange Ratio, CrossComm will have the right to terminate the Merger Agreement). Based on the capitalization of CrossComm as of the Record Date and assuming an Exchange Ratio of 0.2667, it is expected that, as a result of the Merger, approximately 2,700,000 shares of Olicom Common Stock will be issued by virtue of the Merger. In addition, based on the capitalization of CrossComm as of the Record Date and assuming a Warrant Exchange Ratio of 0.1075, it is expected that, as a result of the Merger, approximately 1,100,000 additional shares of Olicom Common Stock may be issuable by Olicom pursuant to the exercise of Warrants issued by virtue of the Merger. The foregoing number of shares of Olicom Common Stock and Warrants that may be issued by virtue of the Merger gives pro forma effect to the exercise of all options ("CrossComm Options") that are vested under the stock option plans of CrossComm (the "CrossComm Option Plans") and the purchase of CrossComm Common Stock under CrossComm's 1995 Employee Stock Purchase Plan (the "CrossComm ESPP") in amounts consistent with current levels of contributions thereto.

     The operation of the Exchange Ratio and the Warrant Exchange Ratio described above is illustrated by the following table, which compares the value of the Merger Consideration, including the components thereof, at various possible Final Closing Prices:



    FINAL                                            MERGER CONSIDERATION EXPRESSED AS
CLOSING PRICE                                    VALUE PER SHARE OF CROSSCOMM COMMON STOCK
-------------                                   --------------------------------------------
                                                            OLICOM
                                                CASH     COMMON STOCK    WARRANTS*    TOTAL
                                                -----    ------------    ---------    ------
  $12.50......................................  $5.00       $3.33          $0.24      $ 8.57
   14.50......................................   5.00        3.87           0.35        9.22
   15.54......................................   5.00        4.14           0.41        9.55
   18.50......................................   5.00        4.93           0.62       10.55
   20.83......................................   5.00        5.56           0.81       11.37


---------------


* The value of the Warrants is calculated in the manner described in "The Agreement and Plan of Reorganization -- Exchange of Shares" and may vary if certain underlying assumptions change prior to the calculation of the Final Closing Price.



     The foregoing table is presented for illustration purposes only, and no inference is intended or should be drawn therefrom concerning the actual Final Closing Price which may occur or the value of the resulting Merger Consideration (or any component thereof). Moreover, CrossComm stockholders should be aware that the actual market value of a share of Olicom Common Stock at the Effective Time and at the time at which certificates for such shares are delivered following surrender and exchange of certificates for shares of Olicom Common Stock may be more or less than the Final Closing Price. THE VALUE OF THE MERGER CONSIDERATION THAT MAY BE RECEIVED BY HOLDERS OF CROSSCOMM COMMON STOCK IN CONNECTION WITH THE MERGER COULD BE LESS THAN THE PRICE AT WHICH SHARES OF CROSSCOMM COMMON STOCK HAVE TRADED AT CERTAIN TIMES DURING RECENT MONTHS. CROSSCOMM STOCKHOLDERS ARE URGED TO OBTAIN INFORMATION ON THE TRADING PRICE OF OLICOM COMMON STOCK THAT IS MORE RECENT THAN THAT PROVIDED HEREIN. See "Comparative Market Price and Dividend Information."



     As of the Record Date, there were 9,341,096 shares of CrossComm Common Stock outstanding and 1,723,088 shares of CrossComm Common Stock reserved for issuance pursuant to outstanding CrossComm Options, of which options to purchase 698,319 shares of CrossComm Common Stock were vested and exercisable. Based on the average of the high and low sales prices of Olicom Common Stock for the ten trading days ending on May 1, 1997 ($15.54), and assuming the exercise of all vested CrossComm Options at the Effective Time and the purchase of CrossComm Common Stock under the CrossComm ESPP consistent with current levels of contributions thereto (estimated to be approximately 45,000 shares), the aggregate value of the Merger consideration to be issued in the transaction would be approximately $96.5 million. See "The Agreement and Plan of Reorganization -- Exchange of Shares." The actual number of shares of Olicom Common Stock purchasable upon exercise of CrossComm Options assumed by Olicom will be determined based on the Final Closing Price and the value of Warrants at the Effective Time. See "The Agreement and Plan of Reorganization -- Assumption of Options."



     The shares of Olicom Common Stock outstanding prior to the Merger will remain unchanged by the Merger, except for dilution resulting from the Merger. Based on the capitalization of Olicom and CrossComm as of May 2, 1997, if the proposed Merger is approved and becomes effective, Olicom stockholders immediately prior to the Effective Time will own approximately 85.5% of the outstanding Olicom Common Stock at the Effective Time (approximately 79.8% on a pro forma basis as described above that, in addition, gives effect to the exercise of all Warrants), and CrossComm stockholders immediately prior to the Effective Time will own approximately 14.5% of the outstanding Olicom Common Stock at the Effective Time (approximately 20.2% on a pro forma basis that gives effect to the exercise of all Warrants).

     Fractional Shares; Warrants to Purchase Fractional Shares. No fractional shares of Olicom Common Stock and no Warrants to purchase fractional shares will be issued in the Merger. Instead, each CrossComm stockholder who would otherwise be entitled to receive a fraction of a share of Olicom Common Stock will receive an amount of cash equal to the Final Closing Price multiplied by the fraction of a share of Olicom Common Stock to which the stockholder would otherwise be entitled. Further, each CrossComm stockholder who would otherwise be entitled to receive a Warrant to purchase a fractional share of Olicom Common Stock will receive an amount of cash equal to the value of a Warrant (determined in the manner described herein) multiplied by the fraction of a share to which the stockholder would otherwise be entitled upon exercise of a Warrant. See "The Agreement and Plan of Reorganization -- Exchange of Shares."


     Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, MergerSub and CrossComm will file a certificate of merger with the Secretary of State of Delaware and the Recorder of the County in which the registered office of each of CrossComm and MergerSub is located. The Merger will become effective upon such filings (the time of such filings is referred to herein as the "Effective Time"). It is anticipated that, assuming all conditions are met, the Merger will occur and a closing will be held on or before June 30, 1997 (the "Closing"). See "The Agreement and Plan of Reorganization -- Closing."



     Exchange of Certificates. Following the Effective Time, a letter of transmittal will be mailed to each holder of record of CrossComm Common Stock. The letter of transmittal will contain instructions with respect to exchanging CrossComm Common Stock certificates for Olicom Common Stock certificates, Warrants and the cash portion of the Merger Consideration. HOLDERS OF CROSSCOMM COMMON STOCK SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.



     Assumption of CrossComm Options. At the Effective Time, each outstanding CrossComm Option will be assumed by Olicom and converted into an option to purchase Olicom Common Stock, pursuant to the adjustment mechanism described in this Joint Proxy Statement/Prospectus. See "The Agreement and Plan of Reorganization -- Assumption of Options." Following the Effective Time, Olicom will issue to each holder of an unexercised CrossComm Option a document evidencing the assumption of such option by Olicom. See "The Agreement and Plan of Reorganization -- Exchange of Certificates" and "-- Notification Regarding Options."



     Indemnification and Insurance. Olicom has agreed that, for a period of six years after the Effective Time, it will indemnify and hold harmless the present and former officers, directors, employees, fiduciaries and agents of CrossComm with respect to acts or omissions occurring on or prior to the Effective Time to the fullest extent permitted by applicable law and to the fullest extent provided under CrossComm's Certificate of Incorporation (the "CrossComm Certificate") and Bylaws or any indemnification agreement with CrossComm officers and directors to which CrossComm is a party, in each case as in effect on the date of the Merger Agreement. The Merger Agreement also provides that until July 14, 1999, Olicom will provide officers' and directors' liability insurance with respect to acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by CrossComm's officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date hereof; provided, however, that in satisfying such obligations, Olicom will not be obligated to expend in any one year in excess of $200,000 for such coverage, and if Olicom is unable to obtain such insurance, it will obtain as much comparable insurance as possible for an annual premium equal to such maximum amount. See "The Agreement and Plan of Reorganization -- Indemnification and Insurance" and "-- Interests of Certain Persons in the Merger."



     Certain Tax Considerations. The Merger constitutes a taxable reverse subsidiary merger which will be treated for United States federal income tax purposes as a direct purchase by Olicom of the shares of CrossComm Common Stock from the CrossComm stockholders in exchange for the Merger Consideration received by such stockholders. Each CrossComm stockholder will recognize gain or loss as measured by the difference between the amount realized by such stockholder (i.e., the amount of cash plus the fair market value of the Olicom Common Stock and Warrants received by the stockholder) and the stockholder's basis in its CrossComm Common Stock. For CrossComm stockholders who hold their CrossComm Common Stock as a capital asset, the gain or loss recognized should be capital gain or loss. CROSSCOMM STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES. For further discussion of the United States federal income tax and Danish tax considerations of the Merger and ownership of Olicom Common Stock and Olicom Warrants, see "Tax Considerations."


     Accounting Treatment. Olicom intends to use purchase accounting with respect to the Merger for both United States and Denmark financial accounting purposes. The availability or use of a specific method of accounting is not a condition to the consummation of the Merger. See "The Merger -- Anticipated Accounting Treatment."


     Government and Regulatory Approvals. Consummation of the Merger is conditioned on the expiration or termination of the waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Olicom and CrossComm have filed notification reports under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"). In addition, in order to effect the Merger, the Registration Statement is required to have been declared effective by the Commission under the Securities Act. See "The Merger -- Regulatory Matters."


     No Injunction Preventing the Merger. Consummation of the Merger is subject to the condition that there not have been issued any temporary restraining order or injunction or order by any court of competent jurisdiction that prevents the consummation of the Merger. See "The Agreement and Plan of Reorganization -- Conditions to the Merger."

     Other Conditions to the Merger. In addition to the requirement that the requisite approvals of Olicom stockholders and CrossComm stockholders be received, the consummation of the Merger is subject to a number of certain customary and other conditions that, if not satisfied or waived, may cause the Merger not to be consummated and the Merger Agreement to be terminated, including, without limitation, that the shares of Olicom Common Stock and Warrants to be issued in the Merger have been authorized for listing on the Nasdaq National Market, subject to notice of issuance. See "The Agreement and Plan of Reorganization -- Conditions to the Merger."

NO SOLICITATION OF TRANSACTIONS

     Restriction. CrossComm has agreed not to, directly or indirectly, solicit, initiate discussions, encourage or engage in negotiations with, or disclose any nonpublic information relating to CrossComm or any of its subsidiaries to, any person relating to a possible acquisition of CrossComm; provided, however, that if the CrossComm Board receives an unsolicited bona fide written offer or proposal, or written expression of interest, that the CrossComm Board believes in good faith will result in a transaction more favorable to CrossComm stockholders from a financial point of view than the Merger (a "Superior Proposal"), and the CrossComm Board determines in good faith that such actions are necessary for the CrossComm Board to comply with its fiduciary duties under applicable law and that the party making such Superior Proposal has the financial means, or the ability to obtain the necessary financing, to consummate such transaction, then the CrossComm Board will not be prevented from taking such actions as are consistent with the fiduciary obligations of the CrossComm Board. See "The Agreement and Plan of Reorganization -- No Solicitation of Transactions."

TERMINATION OR AMENDMENT OF THE MERGER AGREEMENT


     Termination. At any time prior to the Effective Time, the Merger Agreement may be terminated under certain circumstances, including, without limitation:
(i) by mutual consent of Olicom and CrossComm; (ii) by either Olicom or CrossComm if the other party commits certain material breaches of any representation, warranty or covenant made by such other party in the Merger Agreement; (iii) by either party if the Merger is not consummated by August 1, 1997; (iv) by Olicom or, under certain circumstances, by CrossComm, if the CrossComm Board withdraws or modifies its recommendation of the Merger Agreement or the Merger in a manner adverse to Olicom; (v) by CrossComm if the CrossComm Board receives a

Superior Proposal and determines in good faith that the failure to accept such Superior Proposal would be inconsistent with its fiduciary duties to CrossComm's stockholders under applicable law, provided that CrossComm has provided Olicom with at least one business day's written notice of such Superior Proposal, and contemporaneously with giving notice of termination, CrossComm makes the payment of the Termination Fee (as defined below); (vi) by CrossComm (a) if the Final Closing Price is less than $12.50 and Olicom fails to increase the Exchange Ratio as provided in the Merger Agreement, or (b) if the Final Closing Price is more than $20.83 and Olicom decreases the Exchange Ratio as provided in the Merger Agreement; (vii) by Olicom if, for any reason, the CrossComm Board fails to call and hold a meeting of CrossComm stockholders to approve the Merger Agreement and the Merger by June 30, 1997, or at such meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of CrossComm in favor of the Merger Agreement and the Merger is not obtained;
(viii) by CrossComm, if for any reason, the Olicom Board fails to call and hold a meeting of Olicom stockholders to approve the Merger Agreement and the Merger by June 30, 1997, or at such meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of Olicom in favor of the Merger Agreement and the Merger is not obtained; or (ix) by either Olicom or CrossComm in the event of a nonappealable final order, decree or ruling or other action that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, except if the party relying on such order, decree or ruling or other action has not complied with its obligations under the Merger Agreement to comply with legal requirements imposed on such party with respect to the consummation of the Merger. See "The Agreement and Plan of Reorganization -- Termination, Amendments and Waivers" and "-- Fees and
Expenses: Termination Fee."


     Amendments and Waivers. The Merger Agreement may be amended by Olicom and CrossComm at any time before or after approval by the Olicom and CrossComm stockholders, except that, after such approval, no amendment may be made which
(i) alters or changes the amount or kind of consideration to be received upon conversion of the CrossComm Common Stock in the Merger, (ii) alters or changes any term of the certificate of incorporation of the surviving corporation (the "Surviving Corporation") to be effected by the Merger, or (iii) alters or changes any of the terms and conditions of the Merger Agreement if such alteration or change would adversely affect the holders of CrossComm Common Stock or the holders of common stock in MergerSub.

     At any time prior to the Effective Time, either of Olicom or CrossComm may, to the extent legally allowed, by execution of an instrument duly authorized in writing signed on behalf of such party (i) extend the time for the performance of any of the obligations or acts of the other party set forth in the Merger Agreement, (ii) waive any inaccuracies in the representations and warranties made to such party in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party under the Merger Agreement. See "The Agreement and Plan of Reorganization -- Termination, Amendments and Waivers."


     Fees and Expenses; Termination Fee. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the Merger will be paid by the party incurring the expense, and the payment of fees and expenses in connection with the printing and filing of the Joint Proxy Statement/Prospectus and the Registration Statement will be shared equally. Notwithstanding the foregoing, in certain events, if, under certain circumstances, Olicom or CrossComm terminates the Merger Agreement, CrossComm will be obligated to pay to Olicom all of the reasonable, documented expenses incurred by Olicom in connection with the Merger Agreement and the Merger. In certain events, if Olicom terminates the Merger Agreement, Olicom will be obligated to pay to CrossComm all reasonable, documented expenses incurred by CrossComm in connection with the Merger Agreement and the Merger. In addition, CrossComm also will be obligated to pay Olicom a termination fee of $2,360,000 (the "Termination Fee") in the event of: (i) the termination of the Merger Agreement by Olicom as a result of CrossComm's failure to receive the requisite vote for approval of the Merger Agreement and the Merger by CrossComm's stockholders if, at the time of such failure, there has been announced an Alternative Transaction (defined in "The Agreement and Plan of Reorganization -- Termination, Amendments and Waivers") which has not been absolutely and unconditionally withdrawn and abandoned and with respect to which the CrossComm Board has not recommended that the stockholders of CrossComm not vote to accept; (ii) the termination of the Merger

Agreement by Olicom as a result of (a) the withdrawal or modification by the CrossComm Board of its recommendation of the Merger Agreement or the Merger in a manner adverse to Olicom, (b) the occurrence of an Alternative Transaction or the recommendation by the CrossComm Board of an Alternative Transaction, or (c) the commencement of a tender offer or exchange offer for 25% or more of the outstanding CrossComm Common Stock and the recommendation of the CrossComm Board that CrossComm stockholders tender their shares with respect thereto; or (iii) the termination of the Merger Agreement by CrossComm in connection with the CrossComm Board's receipt of a Superior Proposal, after determining in good faith that the failure to accept such Superior Proposal would be inconsistent with its fiduciary duties to CrossComm's stockholders under applicable law and after providing Olicom with at least one business day's written notice of such Superior Proposal. See "The Agreement and Plan of Reorganization -- No Solicitation of Transactions" and "-- Fees and Expenses; Termination Fee."

RESALES OF OLICOM COMMON STOCK; AFFILIATES AGREEMENTS

     Olicom Common Stock received in the Merger, and Olicom Common Stock purchased upon exercise of Warrants, will be freely transferable by the holders thereof, except for those shares held by holders who may be deemed to be "affiliates" (generally including directors, certain executive officers and 10% or more stockholders) of CrossComm or Olicom under applicable federal securities laws. To help assure compliance with the Securities Act, CrossComm has agreed to use its best efforts to cause to be delivered to Olicom at least 30 days prior to the Effective Time, executed agreements that prohibit the directors and officers of CrossComm (including Mr. Witkowicz, a director, officer and 10% stockholder) from disposing of their Olicom Common Stock received pursuant to the Merger except pursuant to Rule 145 under the Securities Act (the "Affiliates Agreements"). See "The Merger -- Resales of Olicom Common Stock Affiliates Agreements."

VOTING AGREEMENTS


     In connection with the execution and delivery of the Merger Agreement, Mr. Lars Stig Nielsen, the Managing Director and Chief Executive Officer of Olicom, entered into a voting agreement with CrossComm, pursuant to which Mr. Nielsen has agreed to vote all shares of Olicom Common Stock directly owned by him in favor of the approval of the Merger Agreement and consummation of the Merger and against any competing proposals. Mr. Nielsen is the holder of approximately 1.8% (as of May 2, 1997, exclusive of any shares issuable upon the exercise of options held by him) of the shares of Olicom Common Stock entitled to vote at the Olicom Meeting. See "The Agreement and Plan of Reorganization -- Related
Agreements: LSNielsen Voting Agreement."



     In connection with the execution and delivery of the Merger Agreement, Mr. Tadeusz Witkowicz, the President and Chairman of the Board of Directors of CrossComm, entered into a voting agreement with Olicom, pursuant to which Mr. Witkowicz has agreed to vote all shares of CrossComm Common Stock beneficially owned by him in favor of the approval of the Merger Agreement and consummation of the Merger and against any competing proposals. Mr. Witkowicz is the holder of approximately 16.9% (as of May 2, 1997) of the shares of CrossComm Common Stock entitled to vote at the CrossComm Meeting. See "The Agreement and Plan of Reorganization -- Related Agreements: Witkowicz Voting Agreement."



CONSULTING AGREEMENT; NONCOMPETITION AGREEMENT; LICENSE AGREEMENT



     In connection with the execution and delivery of the Merger Agreement, Mr. Witkowicz entered into a consulting agreement for a term commencing at the Effective Time and extending through December 31, 1997. During such term, Mr. Witkowicz agreed to consult with and assist Olicom in successfully and expeditiously implementing the integration of the business of CrossComm and its subsidiaries with those of Olicom and its subsidiaries and in providing advice and assistance with respect to existing customers of CrossComm and with respect to key sales and marketing opportunities. In connection with the agreement of Mr. Witkowicz to render consulting services, Olicom agreed to grant to him at the Effective Time an option to purchase 100,000 shares of Olicom Common Stock. The Consulting Agreement is contingent upon the occurrence of the Merger and will become effective at the Effective Time. See "The Agreement and Plan of

Reorganization -- Interests of Certain Persons in the Merger" and "-- Related
Agreements: Witkowicz Consulting Agreement."


     In connection with the execution and delivery of the Merger Agreement, Mr. Witkowicz also entered into a noncompetition and nonsolicitation agreement with CrossComm (the "Noncompetition Agreement"). Pursuant to the Noncompetition Agreement, Mr. Witkowicz agreed, for a period of ten months after the Closing:
(i) not to compete in the development and marketing of the following products in the computer networking industry: Ethernet, Token Ring and ATM switches and network interface cards; bridges; routers; and HUBs; and (ii) except pursuant to the License Agreement dated March 20, 1997, between CrossComm and Mr. Witkowicz (the "License Agreement") without the prior written consent of CrossComm (which may not be unreasonably withheld or delayed), not to induce any employee of or independent contractor to CrossComm to terminate his or her relationship with CrossComm or any subsidiary or affiliate thereof, in order to accept any position with Mr. Witkowicz or a company affiliated with him. On March 20, 1996, CrossComm entered into a license agreement with Mr. Witkowicz that granted to him a non-exclusive license to use CrossComm's partially developed Network Delta software, which was being developed to, among other things, enable CrossComm to deliver monitoring services to its customers. See "The Agreement and Plan of Reorganization -- Interests of Certain Persons in the Merger," "-- Related
Agreements: Witkowicz Noncompetition Agreement" and "-- Related Agreements:
Witkowicz License Agreement."


INTERESTS OF CERTAIN PERSONS IN THE MERGER


     In considering the recommendation of the CrossComm Board with respect to the Merger Agreement and the Merger, CrossComm stockholders should be aware that certain directors and officers of CrossComm have interests in the Merger that present them with potential conflicts of interest. The Merger Agreement provides that Olicom will assume CrossComm's outstanding stock options, after which such options will be exercisable for Olicom Common Stock. In light of the premium reflected in the Exchange Ratio, CrossComm's officers may receive a significant benefit from the Merger in the form of the higher value of shares issuable upon exercise of their options, although the officers will not be entitled to "golden parachute" or other change of control payments as a result of the Merger becoming effective. The Merger Agreement also provides that for a period of six years after the Effective Time Olicom will indemnify and hold harmless the present and former officers, directors, employees, fiduciaries and agents of CrossComm for acts or omissions occurring prior to the Effective Time. In addition, the Merger Agreement provides that Olicom will use its best efforts to secure the election of Mr. Witkowicz to the Olicom Board at the Olicom Meeting. However, Mr. Witkowicz has advised Olicom that he would prefer to postpone his nomination, and Olicom has agreed to consider nominating Mr. Witkowicz, upon his request, for election to the Olicom Board at Olicom's 1998 Annual General Meeting. Olicom has entered into a consulting agreement with Mr. Witkowicz, to commence at the Effective Time, and CrossComm has entered into a noncompetition and nonsolicitation agreement and a license agreement with Mr. Witkowicz. See
" -- Consulting Agreement; Noncompetition Agreement; License Agreement" above, "The Agreement and Plan of Reorganization -- Interests of Certain Persons in the Merger" and "-- Related Agreements."


RISK FACTORS

     IN CONSIDERING WHETHER TO APPROVE THE MERGER AGREEMENT AND THE CONSUMMATION OF THE MERGER, OLICOM STOCKHOLDERS AND CROSSCOMM STOCKHOLDERS SHOULD CAREFULLY REVIEW AND CONSIDER THE INFORMATION CONTAINED BELOW UNDER THE CAPTION "RISK FACTORS."

APPRAISAL RIGHTS


     Holders of CrossComm Common Stock who elect to dissent from the approval and adoption of the Merger Agreement and who have not voted their shares in favor of the Merger, have delivered to CrossComm a written demand for appraisal of such shares and meet certain other statutory requirements, will be entitled to have the value of their shares appraised in accordance with Section 262 of the Delaware General Corporation Law, as amended (the "DGCL"). THE PROVISIONS OF
SECTION 262 OF THE DGCL ARE

TECHNICAL IN NATURE AND COMPLEX. STOCKHOLDERS OF CROSSCOMM DESIRING TO EXERCISE APPRAISAL RIGHTS AND OBTAIN APPRAISAL OF THE VALUE OF THEIR CROSSCOMM COMMON STOCK SHOULD CONSULT COUNSEL, SINCE THE FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF SECTION 262 OF THE DGCL MAY RESULT IN A WAIVER OR FORFEITURE OF THEIR APPRAISAL RIGHTS. A copy of Section 262 of the DGCL is attached as Appendix D. See "The Merger -- Appraisal Rights."


REGULATORY MATTERS.

     Under the HSR Act, and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division, and specified waiting period requirements have been satisfied. Each of Olicom and CrossComm have filed a Notification and Report Form required under the HSR Act with the FTC and the Antitrust Division, together with a request for early termination of the applicable 30-day waiting period. See "The Agreement and Plan of Reorganization -- Regulatory Matters."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.


     The Merger constitutes a taxable reverse subsidiary merger which will be treated for United States federal income tax purposes as a direct purchase by Olicom of the shares of CrossComm Common Stock from the CrossComm stockholders in exchange for the Merger Consideration received by such stockholders. Each CrossComm stockholder will recognize gain or loss as measured by the difference between the amount realized by such stockholder (i.e., the amount of cash plus the fair market value of the Olicom Common Stock and Warrants received by the stockholder) and the stockholder's basis in its CrossComm Common Stock. For CrossComm stockholders who hold their CrossComm Common Stock as a capital asset, the gain or loss recognized should be capital gain or loss. CROSSCOMM STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES. For further discussion of the United States federal income tax and Danish tax considerations of the Merger and ownership of Olicom Common Stock and Warrants, see "Tax Considerations."


COMPARISON OF STOCKHOLDER RIGHTS


     The rights of stockholders of CrossComm currently are determined by reference to the DGCL, the CrossComm Certificate and CrossComm's Bylaws. At the Effective Time, stockholders of CrossComm receiving shares of Olicom Common Stock in the Merger will become stockholders of Olicom. Their rights as stockholders will then be determined by reference to the Companies Act, the Olicom Articles and Olicom's Rules of Procedure. There are certain significant differences between the corporate laws of Delaware that are applicable to CrossComm and the corporate laws of Denmark that are applicable to Olicom. See "Comparison of Stockholder Rights under the Laws of Denmark and Delaware."

               COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

     The shares of Olicom Common Stock and CrossComm Common Stock are listed on the Nasdaq National Market under the symbols "OLCMF" and "XCOM" respectively. The following table sets forth the high ask and low bid prices per share of Olicom Common Stock and CrossComm Common Stock for the calendar quarters indicated, as reported by the Nasdaq National Market.


                                                          OLICOM                CROSSCOMM
                                                       COMMON STOCK           COMMON STOCK
                                                      ---------------        ---------------
                                                      HIGH        LOW        HIGH        LOW
                                                      ----        ---        ----        ---
Calendar 1997
  First Quarter.....................................  19 5/8      14 1/2     9 5/8        5
  Second Quarter (through May 2, 1997)..............   16         13 1/2     8 1/8       6 3/8
Calendar 1996
  First Quarter.....................................  15 1/2      11 1/8     11 7/8      8 3/4
  Second Quarter....................................  14 1/4      10         12 3/4      9 7/8
  Third Quarter.....................................  15 1/8      10 7/16    10 7/8       7
  Fourth Quarter....................................  19 1/8      14 5/8     7 3/8       4 3/4
Calendar 1995
  First Quarter.....................................  11 5/8      8 5/8      14 1/2      9 3/4
  Second Quarter....................................  14 1/8      8 7/8      12 7/8       9
  Third Quarter.....................................  16 1/8      12 3/8     14 1/2       9
  Fourth Quarter....................................  15 1/2      11 3/4     14 1/4      9 1/2


DIVIDEND INFORMATION

     Neither Olicom nor CrossComm has ever paid any cash dividends on its stock, and both anticipate that they will continue to retain any earnings for the foreseeable future for use in the operation of their respective businesses.

RECENT CLOSING PRICES

     The following table sets forth the closing prices per share of Olicom Common Stock and CrossComm Common Stock on the Nasdaq National Market on March 20, 1997, the last trading day before announcement of the proposed Merger, and
on May   , 1997, the latest practicable trading day before the printing of this
Joint Proxy Statement/Prospectus:

                                                           OLICOM          CROSSCOMM
                                                        COMMON STOCK      COMMON STOCK
                                                        ------------      ------------
March 20, 1997........................................   14 3/4             8 5/8
May   , 1997..........................................     .                 .

     Because the market price of Olicom Common Stock is subject to fluctuation, the market value of the shares of Olicom Common Stock that holders of CrossComm Common Stock will receive in the Merger may increase or decrease prior to and following the Merger. OLICOM STOCKHOLDERS AND CROSSCOMM STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR OLICOM COMMON STOCK AND CROSSCOMM COMMON STOCK. No assurance can be given as to the future prices or markets for Olicom Common Stock or CrossComm Common Stock. See "Risk Factors -- Risks Relating to Olicom and CrossComm: Volatility of Stock Price." Following the Merger, Olicom Common Stock will continue to be traded on the Nasdaq National Market under the symbol "OLCMF."

NUMBER OF STOCKHOLDERS


     As of May 2, 1997, there were approximately 90 stockholders of record who held shares of Olicom Common Stock, as shown on the records of Olicom's transfer agent for such shares. As of May 2, 1997, there were approximately 65 United States record holders of shares of Olicom Common Stock, who held approximately 82.5% of the outstanding shares of Olicom Common Stock as of such date.



     As of May 2, 1997, there were approximately 181 stockholders of record who held shares of CrossComm Common Stock, as shown on the records of CrossComm's transfer agent for such shares.

                         SUMMARY FINANCIAL INFORMATION

               SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION


     The following selected unaudited pro forma financial information gives pro forma effect to the acquisition by Olicom of CrossComm using the purchase method of accounting.



     The unaudited pro forma consolidated balance sheet as of December 31, 1996, and the unaudited pro forma consolidated statement of operations for the year ended December 31, 1996, combine the consolidated historical balance sheet of Olicom and the consolidated historical balance sheet of CrossComm as if the acquisition of CrossComm had been completed on December 31, 1996, and combine the consolidated historical statement of income of Olicom and the consolidated historical statement of operations of CrossComm as if the acquisition had been completed on January 1, 1996.


     This pro forma information should be read in conjunction with the unaudited pro forma financial information and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. The unaudited pro forma statement of income data are not necessarily indicative of the operating results that would have occurred had the Merger occurred on January 1, 1996, nor are they necessarily indicative of future operating results of the combined company.


                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1996
                                                              --------------
                                                              (IN THOUSANDS,
STATEMENT OF OPERATIONS DATA:                                   EXCEPT PER
-----------------------------                                 SHARE AMOUNTS)
Net sales...................................................     $213,102
Income (loss) from operations...............................       (2,630)
Income interest and gain on investments.....................        6,483
Net loss....................................................         (545)
Net loss per share..........................................        (0.03)
Weighted average shares outstanding.........................       17,394



                                                               DECEMBER 31,
                                                                   1996
BALANCE SHEET DATA:                                           --------------
-------------------                                           (IN THOUSANDS)
Total assets................................................     $155,384
Long term debt..............................................           --
Total stockholders' equity..................................      107,472

               COMPARATIVE PER SHARE DATA OF OLICOM AND CROSSCOMM

     Set forth below are the income (loss) from continuing operations, cash dividends and book value per common share data of Olicom and CrossComm on an historical basis, a pro forma basis for Olicom and an equivalent pro forma basis for CrossComm.

     The Olicom pro forma data were derived by combining historical consolidated financial information of Olicom and CrossComm, giving effect to the Merger under the purchase method of accounting for business combinations.


     The information set forth below should be read in conjunction with the respective audited and unaudited consolidated financial statements and related notes, together with the other financial information, of Olicom and CrossComm included elsewhere in this Joint Proxy Statement/Prospectus and the unaudited pro forma financial information and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus.


                                     OLICOM


                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    1996
                                                                ------------
Historical Per Share Data:
  Income from continuing operations.........................       $ 0.50
  Dividends.................................................           --
  Book Value................................................         6.59
Pro Forma Per Share Data:
  Loss from continuing operations...........................       $(0.03)
  Dividends.................................................           --
  Book Value................................................         6.18


                                   CROSSCOMM


                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    1996
                                                                ------------
Historical Per Share Data:
  Loss from continuing operations...........................       $(0.58)
  Dividends.................................................           --
  Book Value................................................         5.92
Equivalent Pro Forma Per Share Data:
  Loss from continuing operations...........................       $(0.01)
  Dividends.................................................           --
  Book Value................................................         1.65

                                  RISK FACTORS

     The following risk factors should be considered by holders of Olicom Common Stock and CrossComm Common Stock in evaluating whether to approve the Merger Agreement. These factors should be considered in conjunction with the other information included and incorporated by reference in this Joint Proxy Statement/ Prospectus.

     Certain statements included in this Joint Proxy Statement/Prospectus are forward-looking, such as statements regarding anticipated synergies in connection with the Merger, expected transaction charges and expenses relating to the integration of the two companies, new product introductions and enhancements to existing products, rapidly changing technology, improvement of manufacturing efficiencies and availability of licenses with respect to intellectual property. Such forward-looking statements, in addition to information included in this Joint Proxy Statement/Prospectus, are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results in the future to differ significantly from results expressed or implied in any forward-looking statements by, or on behalf of, Olicom or CrossComm. These and other risks are detailed below.

RISKS RELATING TO THE MERGER


     Integration of Certain Operations. The managements of Olicom and CrossComm have entered into the Merger Agreement with the expectation that the Merger will result in beneficial synergies for Olicom and CrossComm. See "The
Merger -- Joint Reasons for the Merger." Achieving the anticipated benefits of the Merger will depend in part upon whether the integration of the two companies' businesses is accomplished in an efficient manner, and there can be no assurance that this will occur. The combination of the two companies will require, among other things, integration of the companies' respective product offerings, and coordination of their sales and marketing, research and development, administrative and financial reporting efforts. There can be no assurance that such integration will be accomplished smoothly or successfully. If significant difficulties are encountered in the integration of existing product lines, resources could be diverted from new product development, resulting in delays in new product introductions. The integration of the product lines could also cause confusion or dissatisfaction among existing customers of Olicom or CrossComm. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations with distinct cultures. Further, as commonly occurs with high technology companies during pre-merger and integration phases, aggressive competitors may undertake formal initiatives to attract customers and recruit key employees through various incentives. The integration of certain operations following the Merger will require the dedication of management and other personnel resources which may temporarily distract attention from the day-to-day business of the combined company. The failure to successfully accomplish the integration of the two companies' operations could have a material adverse effect on the business, financial condition or results of operations of the combined company.


     Distributors, Resellers and Customers. There can be no assurance that distributors, resellers and present and potential customers of Olicom and/or CrossComm will continue their current buying patterns without regard to the announced Merger, and any significant delay or reduction in orders could have a material adverse effect on Olicom's and/or CrossComm's near-term business, financial condition or results of operations. In particular, Olicom and CrossComm believe that their respective customers could defer purchasing decisions as they evaluate the future product strategy of the combined company, and any such deferrals could have a material adverse effect on the business, financial condition or results of operations of Olicom, CrossComm or the combined company. In addition, Olicom anticipates that it will utilize its distribution model in connection with the sale of CrossComm products after the Merger, and therefore, will place greater emphasis on sales of CrossComm products through indirect channels. There can be no assurance that utilizing Olicom's distribution model for CrossComm's products will be successful. See "Risks Relating to Olicom and CrossComm -- Fluctuations in Operating Results," "-- Reliance on Indirect Channels of Distribution," and "Olicom A/S -- Business:
Sales and Marketing."

     Fixed Exchange Ratio within Collar. Under the terms of the Merger Agreement, each share of CrossComm Common Stock issued and outstanding at the Effective Time will be exchanged for $5.00 in cash,

0.2667 share of Olicom Common Stock and Warrants to purchase 0.1075 shares of Olicom Common Stock. In the event that the Final Closing Price is less than $12.50, CrossComm may terminate the Merger Agreement unless Olicom increases the Exchange Ratio, and if the Final Closing Price is more than $20.83, Olicom can decrease the Exchange Ratio, subject to CrossComm's right to terminate the Merger Agreement in such event (the "Collar"). See "The Agreement and Plan of Reorganization -- Termination, Amendment and Waiver." The Merger Agreement does not contain any provisions for adjustment of the Exchange Ratio or the Warrant Exchange Ratio in the event that the Final Closing Price is between $12.50 and $20.83. Accordingly, the value of the consideration to be received by the stockholders of CrossComm upon the Merger will depend in part on the market price of Olicom Common Stock at the Effective Time. On March 20, 1997, the date on which the Merger Agreement was executed, the closing sale price of Olicom Common Stock was $14.75, and there can be no assurance that the market price of Olicom Common Stock on and after the Effective Time will not be lower than such price. In addition, in the event that the Final Closing Price exceeds $20.83, the operation of the Collar may reduce the ability of CrossComm stockholders to realize such appreciation in the value of Olicom Common Stock. See "-- Risks Relating to Olicom and CrossComm: Volatility of Stock Price" and "The Agreement and Plan of Reorganization -- Exchange of Shares."



     Transaction Charges. Olicom expects to incur charges to operations currently estimated to be between $37 million and $47 million in the quarter ending June 30, 1997, the quarter in which the Merger is expected to be consummated, to reflect costs associated with combining the operations of the two companies, and with respect to the write-off of expenses associated with in-process research and development. This range is a preliminary estimate only and therefore subject to change. Additional unanticipated expenses may be incurred relating to the integration of the businesses of Olicom and CrossComm, including the integration of product lines and distribution and administrative functions. Although Olicom expects that the elimination of duplicative expenses as well as other efficiencies related to the integration of the businesses of Olicom and CrossComm may offset additional expenses over time, there can be no assurance that such net benefit will be achieved in the near term, or at all. There can be no assurance that Olicom will be successful in its efforts to integrate the operations of the two companies. See "-- Integration of Certain Operations" and "Summary -- Selected Unaudited Historical Pro Forma Financial Information" and "-- Comparative Per Share Data of Olicom and CrossComm."



     Completion of Acquired In-Process Technologies. Upon the closing of the Merger, approximately $36,250,000 of acquired in-process research and development projects, which will be expensed at that time, will have been acquired by Olicom. Management of Olicom has estimated that approximately $15,000,000 of additional costs will be required over two to three years to complete these projects. However, there can be no assurance that any or all of the projects will be completed successfully, and that if they are completed, that they will be completed at a cost that is not substantially in excess of the amounts estimated by management. Moreover, there can be no assurance that Olicom will be able to exploit the new technologies as they are developed. If the products developed from the acquired technology fail to gain widespread commercial acceptance, there could be a material adverse effect on the business, financial condition or results of operations of the combined company. Olicom's businesses may be adversely affected.



     Termination Fee if Merger Fails to Occur. No assurance can be given that the Merger will be consummated. The Merger Agreement provides for the payment by CrossComm of a termination fee of $2,360,000 if the Merger is terminated under certain circumstances, and reimbursement of expenses by either Olicom or CrossComm under certain circumstances. The obligation to make such payment may adversely affect the ability of CrossComm to engage in another transaction in the event that the Merger is not consummated. See "The Agreement and Plan of Reorganization -- Fees and Expenses: Termination Fee."



RISKS RELATING TO OLICOM AND CROSSCOMM


     Rapid Technological Change; New Products and Evolving Markets. The market for the products of the combined company is characterized by frequent new product introductions, rapidly changing technology, changes in customer requirements, short product life cycles and continued emergence of new industry standards, any one of which could render the existing products of Olicom, CrossComm or the combined company obsolete. The success of the combined company will depend to a substantial degree upon its ability to develop and introduce, on a cost-effective and timely basis, new products and enhancements to existing products that meet changing customer requirements and emerging industry standards, and take advantage of technological advances. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. Both Olicom and CrossComm have on occasion experienced delays in the introduction of new products and product enhancements. There can be no assurance that the combined company will be able to identify, develop, manufacture or market new or enhanced products successfully or on a timely basis, that new products will gain market acceptance, or that the combined company will be able to respond effectively to product announcements by competitors, technological changes, emerging industry standards or changing customer requirements. From time to time, the combined company may announce new products or product enhancements, capabilities or technologies that have the potential to replace or shorten the life cycle of existing product offerings and that may cause customers to defer purchases of existing products or cause resellers to return products. Any failure to introduce new products or product enhancements on a timely basis, customer delays in purchasing products in anticipation of new product introductions, or any inability of the combined company to respond effectively to product announcements by competitors, technological changes, changing customer requirements or emerging industry standards could have a material adverse effect on the business, financial condition or results of operations of the combined company.

     The markets for Olicom's and CrossComm's products are characterized by evolving methods of building and operating networks. The combined company's operating results will depend to a significant extent on its ability to reduce costs of existing products. The success of many new products is dependent on several factors, including proper new product definition, product cost, timely completion and introduction of new products, differentiation of new products from those of competitors, market acceptance of these products, and the activities of parties with whom Olicom has joint development projects. Any failure of the combined company's new product development efforts could have a material adverse effect on its business, financial condition or results of operations.


     Olicom and CrossComm believe that the ability to compete successfully in the market for LAN products is dependent upon the continued compatibility and interoperability of its products with products and architectures offered by various vendors, including workstation and personal computer architectures and computer and network operating systems. There can be no assurance that the combined company will be able to effectively address the compatibility and interoperability issues raised by technological changes or evolving industry standards. Any failure to so address compatibility and interoperability issues could have a material adverse effect on the business, financial condition or results of operation of Olicom, CrossComm or the combined company.


     Industry standards for ATM technology are still evolving. One of the bodies setting industry standards is the ATM Forum, a group of industry participants including equipment manufacturers, telecommunications service providers and end users. As these standards evolve, Olicom, CrossComm and the combined company may be required to modify their respective products or develop and support new versions of products. Any failure of such products to comply promptly and cost-effectively, or delays in achieving such compliance, with the various existing and evolving industry standards could delay introduction of the combined company's products, which could have a material adverse effect on the business, financial condition or operating results of the combined company. See "Olicom A/S -- Business: Strategic Relationships," and "-- Business Research and Development."


     Competition. Both Olicom and CrossComm experience significant competition and expect substantial additional competition from established and emerging computer, communications and networking companies. The primary competitors for Olicom's products include IBM, Madge Networks N.V. ("Madge") and 3Com Corporation ("3Com"), while the primary competitors for CrossComm's products include Cisco Systems, Inc. ("Cisco"), Bay Networks, Inc. ("Bay Networks"), FORE Systems, Inc. ("FORE"), Xylan Corporation, IBM and 3Com. There can be no assurance that Olicom, CrossComm or the combined company will be able to compete successfully in the future with existing or new competitors. The networking industry has become increasingly competitive, and the results of operations of Olicom, CrossComm and the combined company may be adversely affected by the actions of existing or future competitors. Such actions may include the development or acquisition of new technologies, the introduction of new products, marketing and sales activities directed at Olicom and CrossComm customers while their product lines and sales forces are being integrated, the assertion by third parties of patent or similar intellectual property rights, and the reduction of prices by competitors to gain or retain market share. Industry consolidation or alliances may also affect the competitive environment. In particular, competitive pressures from existing or new competitors that offer lower prices or introduce new products could result in delayed or deferred purchasing decisions by potential customers and price reductions, both of which could adversely affect the sales and operating margins of Olicom, CrossComm or the combined company. The industry in which Olicom and CrossComm compete is characterized by declining average selling prices. This trend could adversely impact the sales and operating margins of Olicom, CrossComm or the combined company. Many of the combined company's current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger installed customer base, than the combined company. As a result, these competitors may be able to devote greater resources to the development, promotion, marketing and support of their products than the combined company. In addition, competitors with a larger installed customer base may have a competitive advantage over the combined company when selling similar products or alternative networking solutions to such customers. Increased competition could result in significant price competition, reduced profit margins or loss of market share, any of which could have a material adverse effect on the business, financial condition or results of operations of Olicom, CrossComm or the combined company. See "Rapid Technological Change; New Products and Evolving Markets" and "Olicom A/S -- Business: Competition."



     Fluctuations in Operating Results. The revenue and operating results of Olicom and CrossComm have fluctuated, and the revenue and operating results of the combined company may, in the future, fluctuate from quarter to quarter and from year to year due to a combination of factors, including, without limitation, (i) the integration of personnel, operations and products from acquired businesses, (ii) increased competition, (iii) capital spending of end-users, (iv) the timing and amount of significant orders from distributors, VARs and OEMs, including decisions by such customers as to the quantity of products to be maintained in inventories, (v) the mix of distribution channels and products, (vi) the combined company's success in developing, introducing and shipping product enhancements and new products, (vii) the ability to attain and maintain production volumes and quality levels for products, (viii) manufacturing lead times, and changes in material costs, (ix) the ability to obtain manufacturing economies when planned, (x) new product introductions by competitors, (xi) pricing actions by the combined company or its competitors,
(xii) overall demand for communications and networking products, and (xiii) general economic conditions, together with economic and other considerations specific to the computer and networking industries. The results of operations for the first quarter of fiscal 1997 are not necessarily indicative of results to be expected in future periods.


     A significant portion of the expenses of Olicom and CrossComm are relatively fixed in advance, based in large part on forecasts of future sales. If sales are below expectations in any given period, the adverse effect of a shortfall in sales on the combined company's operating results may be magnified by the inability to adjust spending to compensate for such shortfall. The backlog of each company at the beginning of each quarter typically is not sufficient to achieve expected revenue for that quarter. To achieve its revenue objectives, the combined company will be dependent upon obtaining orders in a quarter for shipment during that quarter. Furthermore, Olicom's and CrossComm's agreements with its customers typically provide that they may change delivery schedules, cancel orders within specified time frames without significant penalty, and within certain limits return unsold products in connection with rotation of inventory. Distributors, VARs and OEMs have no long-term obligations to purchase products, which in turn creates the risk of unanticipated declines in sales to customers for competitive reasons or because of the internalization of the manufacture of products previously purchased on an OEM basis. The combined company's industry is characterized by short product life cycles and declining prices of existing products, which requires continual improvement of manufacturing efficiencies and introduction of new products and enhancements to existing products to maintain gross margins. Moreover, in response to competitive pressures or to pursue new product or market opportunities, the combined company may take certain pricing or marketing actions that could have a material adverse effect on the business, financial condition or results of operation of the combined company. As a result of all of the foregoing, it is possible that in some future quarter the combined company's operating results may be below the expectations of securities analysts and investors. In such event, the price of Olicom's Common Stock would likely be materially and adversely affected. See "Olicom A/S -- Business: Sales and Marketing," and "-- Business: Manufacturing and Distribution."


     Volatility of Stock Price. The trading price of Olicom Common Stock has been, and after the Merger may continue to be, subject to wide fluctuations in response to quarterly variations in the combined company's financial performance, shortfalls in revenue or earnings from levels forecast by securities analysts, changes in estimates by such analysts, market conditions in the computer software or hardware industries, product introductions by Olicom or its competitors, announcements of extraordinary events such as acquisitions or litigation, or general economic conditions. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price for Olicom Common Stock before and after the Merger. Because the market price of Olicom Common Stock is subject to fluctuation, the market value of the shares of Olicom Common Stock that CrossComm stockholders will receive in the Merger may increase or decrease prior to the Merger. CROSSCOMM STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR OLICOM COMMON STOCK. See "Fluctuations in Operating Results," "-- Risks Relating to the Merger: Fixed Exchange Ratio Within Collar" and "Summary -- Comparative Market Price and Dividend Information."

     Reliance on Indirect Channels of Distribution. The revenues of Olicom, and to a lesser extent, CrossComm have been, and the revenues of the combined company is anticipated to be, highly dependent upon the sales efforts and success of distributors, VARs and, in the case of Olicom, OEMs, which have not been and will not be within the control of the combined company. These resellers also represent other lines of products that are complementary to, or compete with, those of Olicom and CrossComm. While Olicom and CrossComm encourage their resellers to focus on Olicom and CrossComm products, respectively, through marketing and support programs, there can be no assurance that these resellers will not give higher priority to products of other suppliers, thereby reducing the efforts devoted to selling products of the combined company. See "Fluctuations in Operating Results" and "Olicom A/S -- Business: Sales and Marketing."

     Risks Associated with Failure to Manage Growth. Olicom has undergone a period of rapid growth and expansion. Olicom has also experienced significant growth in its employee base. Olicom's ability to compete effectively and execute its strategies will depend in part upon its ability to manage the integration of CrossComm following the Merger, to continue to improve its operational, management and financial systems and controls, and to integrate new employees. See "-- Risks Relating to the Merger: Integration of Certain Operations." The failure of Olicom's management team to effectively manage further growth, including any growth related to the Merger, could have a material adverse effect on the combined company's business, financial condition or results of operations. See "Olicom A/S -- Business: Employees."


     Dependence on Sole and Limited Source Suppliers and Availability of Components. Several key components used in the manufacture of Olicom's and CrossComm's products are currently purchased only from single or limited sources. In general, neither Olicom nor CrossComm has long-term agreements with any of these single or limited sources of supply. Any interruption in the supply of any sole or limited source components, or the inability of the combined company to procure these components from alternate sources at acceptable prices and within a reasonable time, could have a material adverse effect upon the business, financial condition or results of operations of the combined company. Qualifying additional suppliers is time consuming, and the likelihood of errors is greater with new suppliers. Lead times for materials and components ordered by Olicom and CrossComm vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If orders do not match forecasts, the combined company may have excess or inadequate inventory of certain materials and components. From time to time Olicom has experienced shortages and allocations of certain materials and components, and has experienced delays in filling orders while waiting to obtain the necessary components. Given current worldwide demand for certain components used by both Olicom and CrossComm and the complexity and yield problems in manufacturing such components, such shortages and allocations are likely to occur in the future and could have a material adverse effect on the business, financial condition or results of operations of the combined company. See "Olicom A/S -- Business:
Manufacturing and Distribution" and "CrossComm Corporation -- Business:
Manufacturing."



     Dependence on Contract Manufacturing. Both Olicom and CrossComm currently subcontract product assembly and aspects of component procurement. Further, two of Olicom's subcontractors conduct manufacturing of Olicom products in Thailand, while another maintains operations in Ireland. The importation of products from Thailand and Ireland exposes Olicom (and will expose the combined company) to the possibility of product supply disruption and increased costs in the event of political unrest, unstable economic conditions or developments that are adverse to trade. The inability of Olicom's or CrossComm's contract manufacturers to provide the combined company with adequate supplies of high-quality products, or the loss of any of Olicom's or CrossComm's contract manufacturers, could cause a delay in the combined company's ability to fill orders while production is shifted to alternative manufacturers or replacement manufacturers are identified, and could have a material adverse effect upon the combined company's business, financial condition or results of operations. See "Olicom
A/S -- Business: Manufacturing and Distribution" and "CrossComm
Corporation -- Business: Manufacturing."



     Product Concentration. During 1996, sales of network interface cards accounted for approximately 74.4% of Olicom's net revenues. Declines in the demand for Olicom's network interface cards, whether as a result of competition, technological change or otherwise, could have a material adverse effect on the combined company's business, financial condition or results of operations. Moreover, the future performance of the combined company in the network switching market will depend in part on Olicom's success in integrating the CrossComm product line and on the successful development, introduction and market acceptance of new and enhanced products. Any failure of the combined company's products to achieve market acceptance could have a material adverse effect on the business, financial condition or results of operation of the combined company. See "Olicom A/S -- Business: Management's Discussion and Analysis of Financial Condition and Results of Operations."



     Patents, Intellectual Property and Licensing. The success of Olicom and CrossComm have been, and the success of the combined company will be, dependent on their proprietary technology. Olicom and CrossComm have generally relied, and the combined company will rely, upon copyright, trademark and trade secret laws to establish and maintain its proprietary rights in their respective technologies and products. There can be no assurance that the steps taken by Olicom, CrossComm or the combined company to protect proprietary rights will be adequate to prevent misappropriation of their technologies or that competitors will not independently develop technologies that are substantially equivalent or superior to their technologies. In the event that protective measures are not successful, the combined company's business, financial condition or results of operations could be materially and adversely affected. In addition, the laws of some foreign countries may not permit the protection of proprietary rights to the same extent as do the laws of the United States. Although Olicom and CrossComm believe the protection afforded by their copyrights and trademarks have value, the rapidly changing technology in the networking industry makes the combined company's future success dependent primarily on the innovative skills, technological expertise and management abilities of its employees rather than on patent, copyright and trademark protection.


     Many of Olicom's and CrossComm's products are designed to include software or other intellectual property licensed from third parties, and the loss of such software or other rights might require significant changes in, or otherwise disrupt or delay the distribution of, such products. While it may be necessary in the future to seek or renew licenses relating to various aspects of their products, Olicom and CrossComm believe that, based upon past experience and standard industry practice, such licenses generally could be obtained on commercially reasonable terms. From time to time Olicom and CrossComm receive communications from third parties asserting that their use of trademarks, or that their products, infringe or may infringe the rights of third parties. In this connection, CrossComm is a defendant in an action filed by Datapoint Corporation ("Datapoint") alleging infringement by CrossComm of a Datapoint patent. See "CrossComm Corporation -- Business: Legal Proceedings." There can be no assurance that any such claims will not result in protracted and costly litigation; however, based upon general practice in the industry Olicom and CrossComm believe that such matters can ordinarily be resolved without any material adverse impact on their business, financial condition or results of operations. Nevertheless, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all, or that Olicom, CrossComm or the combined company would prevail in any such challenge. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or litigation arising out of such other parties' assertion, could have a material adverse effect on the business, financial condition or results of operations of the combined company.

     License of Olicom Trademark. Olicom is the licensee of the trademark "Olicom" pursuant to a license from Ing. C. Olivetti & C., S.p.A. ("Olivetti S.p.A.") that prohibits Olivetti from using, or granting to a third party any rights to use, the trademark on products of the type manufactured or marketed by Olicom. Olicom has no ownership rights in the trademark. In the event that the license of the trademark were terminated, Olicom would be required to change its name and cease using the trademark on its products. A change in Olicom's name and the creation of a new trademark could involve substantial expense and the possibility of customer confusion, which, in turn, could have a material adverse effect on the business, financial condition or results of operations of the combined company. See "Olicom A/S -- Business: Trademark Agreement."

     Risks Associated with International Operations; Currency Exchange Rate Fluctuations. Conducting business outside of the United States is subject to certain risks, including, without limitation, longer payment cycles, unexpected changes in regulatory requirements and tariffs, export licenses, political instability, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection, and potentially adverse tax consequences. International sales are also affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

     Olicom's business may also be affected by changes in demand resulting from fluctuations in currency exchange rates. Olicom generates sales primarily in U.S. dollars (Olicom's functional currency) and incurs expenses in a number of currencies, principally in U.S. dollars and Danish kroner. Fluctuations in the value of foreign currencies cause U.S. dollar-translated amounts to change in comparison with previous periods. Due to the number of currencies involved, the constantly changing currency exposures and the fact that all foreign currencies do not react in the same manner against the U.S. dollar, Olicom cannot quantify, in any meaningful way, the effect of exchange rate fluctuations upon future income. Although Olicom seeks to manage its foreign currency exposures by matching non-dollar revenues and expenses and by entering into hedging transactions, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the business, financial condition or results of operations of the combined company. See "Olicom A/S -- Business: Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Foreign Subsidiary. A substantial portion of CrossComm's research and development activities are conducted in Gdansk, Poland, at its wholly-owned subsidiary, CrossComm-Poland, Ltd. In the event the current political and economic environment in Poland becomes less favorable to the combined company or restrictions are imposed on travel or technology transfers between Poland and the United States, there could be an adverse effect on the research and development activities, as well as the business, financial condition or results of operations, of the combined company.


     Effect of Certain Charter Provisions. The Olicom Articles prohibit any person from holding more than 33% of the outstanding shares of Olicom Common Stock without obtaining the approval of the Olicom Board, which may condition its approval in such manner as it determines to be appropriate. A holder of more than 33% of the outstanding shares of Olicom Common Stock who fails to obtain the approval of the Olicom Board is prohibited by the Olicom Articles from having any right to vote, or receive dividends or distributions on, any shares in excess of the 33% threshold. In addition, a stockholder who acquires shares of Olicom Common Stock by means of a transfer (including shares received pursuant to the Merger) cannot vote such shares until three months after such stockholder has been registered in Olicom's list of stockholders. These provisions may have the effect of limiting the price that certain investors might be willing to pay in the future for shares of Olicom Common Stock, delaying, deferring or otherwise discouraging an acquisition or change in control of Olicom deemed undesirable by the Olicom Board, or adversely affecting the voting power of stockholders who own shares of Olicom Common Stock in excess of the 33% threshold. See "Comparison of Stockholder Rights under the Laws of Denmark and Delaware -- Limitations on Share Ownership."

     Consequences of Danish Incorporation. Olicom is a Danish corporation and its corporate affairs are governed by the Olicom Articles and the Companies Act. Although certain provisions of the Companies Act resemble some of the provisions of the corporation laws of a number of states in the United States, principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of Olicom's stockholders may differ from those that would apply if Olicom were incorporated in a jurisdiction within the United States. See "Description of Olicom Common Stock", "Comparison of Stockholder Rights under the Laws of Denmark and Delaware" and "Enforcement of Civil Liabilities."

     Service and Enforcement of Legal Process. All of Olicom's directors, substantially all of Olicom's executive officers, and all of Olicom's experts named herein are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. A substantial portion of Olicom's assets are located in Denmark. As a result, it may not be possible for United States stockholders to effect service of process within the United States upon such persons or to enforce against such persons or Olicom judgments of United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. Olicom has been advised by its Danish counsel, Advokatfirmaet O. Bondo Svane, that civil liabilities under the Securities Act or the Exchange Act, are not enforceable in original actions instituted in the Kingdom of Denmark, or in actions instituted in the Kingdom of Denmark to enforce judgments of United States courts. See "Enforcement of Civil Liabilities."

                               THE OLICOM MEETING

DATE, TIME AND PLACE OF THE OLICOM MEETING


     The Olicom meeting will be held at Olicom's International Headquarters located at Nybrovej 114, DK-2800, Lyngby, Denmark, on Thursday, May 29, 1997 at 4:00 p.m., local time. The Olicom Meeting initially will consider Proposals 2-9 on May 29, 1997, and thereafter the Olicom Meeting will be adjourned to 4:00
p.m. local time on      , June   , 1997 (the same day as CrossComm's Annual
Meeting of Stockholders), at which time a reconvened Olicom Meeting will consider the proposal to approve the Merger Agreement, together with such other business as may properly come before such adjourned meeting.


MATTERS TO BE CONSIDERED AT THE OLICOM MEETING


     The Olicom Articles require that the matters identified in Proposals 1-8 in the Notice of Annual General Meeting of Stockholders be included in the agenda of such meeting. Set forth below is a brief description of these matters.


                                   PROPOSAL 1

                APPROVAL OF THE MERGER AGREEMENT AND THE MERGER

     The proposal to approve the Merger Agreement and the Merger is being submitted to Olicom stockholders for approval in accordance with the requirements of The Nasdaq Stock Market applicable to the designation of Olicom Common Stock as a Nasdaq National Market security. Such requirements generally require the prior approval of Olicom's stockholders in respect of the issuance of Olicom Common Stock in connection with the acquisition of the stock of another company where the number of shares of common stock that may be issued is or will be equal to or greater than 20% of the number of shares of common stock outstanding before the issuance of such stock. Because the number of shares of Olicom Common Stock that may be issued pursuant to the Merger Agreement may exceed 20% of the number of shares of Olicom Common Stock outstanding, the proposal is being submitted to the Olicom stockholders for approval in accordance with the requirements of The Nasdaq Stock Market. Based on the capitalization of CrossComm as of the Record Date and assuming an Exchange Ratio of 0.2667, it is expected that, as a result of the Merger, approximately 2,700,000 shares of Olicom Common Stock will be issued by virtue of the Merger; in addition, based on the capitalization of CrossComm as of the Record Date and assuming a Warrant Exchange Ratio of 0.1075, it is expected that, as a result of the Merger, approximately 1,100,000 additional shares of Olicom

Common Stock may be issuable by Olicom pursuant to the exercise of Warrants issued by virtue of the Merger (the foregoing number of shares of Olicom Common Stock and Warrants to be issued by virtue of the Merger gives pro forma effect to the exercise of a vested CrossComm Options and the purchase of CrossComm Common Stock under the CrossComm ESPP consistent with current levels of contributions thereto). See "Summary -- Terms of the Merger."


     Approval of Proposal 1 will include authorization of the Olicom Board to make such amendments to the resolutions adopted by the Olicom Meeting as may be required by the Commercial and Companies Agency of the Kingdom of Denmark as a condition to the registration of the shares of Olicom Common Stock to be issued pursuant to the Merger or upon exercise of Warrants issued or CrossComm Options assumed pursuant to the Merger. See "The Merger" and "Agreement and Plan of Reorganization."

               THE OLICOM BOARD URGES OLICOM STOCKHOLDERS TO VOTE
                       "FOR" THE APPROVAL OF PROPOSAL 1.

                                   PROPOSAL 2

              APPROVAL OF ANNUAL ACCOUNTS, DISCHARGE OF MANAGEMENT
       AND THE BOARD OF DIRECTORS, AND CARRY FORWARD OF OLICOM'S PROFITS

     Section 69 of the Companies Act provides that the Annual Accounts of Olicom shall be presented to, and either be adopted or rejected by, Olicom's stockholders. Copies of Olicom's Annual Accounts prepared in accordance with generally accepted accounting principles of the Kingdom of Denmark will be available at the Olicom Meeting. In addition, any Olicom stockholder desiring a copy of the Annual Accounts may request same from Olicom at the addresses set forth in this Joint Proxy Statement/Prospectus. In connection with the adoption of the Annual Accounts, there will be consideration of the discharge of Olicom's management and the Olicom Board from their duties for fiscal year 1996. Under Danish law it is also appropriate to carry forward prior years' profits in the event that dividends are not paid.

               THE OLICOM BOARD URGES OLICOM STOCKHOLDERS TO VOTE
                       "FOR" THE APPROVAL OF PROPOSAL 2.

                                   PROPOSAL 3

                             ELECTION OF DIRECTORS


     Seven directors of Olicom will be elected at the Olicom Meeting. The nominees for director are Jan Bech, Bo F. Vilstrup, Lars Stig Nielsen, Kurt Anker Nielsen, Frank G. Petersen, Michael J. Peytz and Anders Knutsen. It is the intention of the persons named in the accompanying proxy to vote FOR the election of the foregoing nominees. Except for Mr. Knutsen, all such persons are currently serving as directors of Olicom. Should any nominee for director be unable or fail to accept nomination or election (which is not contemplated), it is the intention of the persons named in the proxy, unless otherwise specifically instructed in the proxy, to vote FOR the election in his stead of such other person as the Olicom Board may recommend. Information with respect to the director nominees is set forth in the section of this Joint Proxy Statement/Prospectus entitled "Olicom A/S -- Management of Olicom."


               THE OLICOM BOARD URGES OLICOM STOCKHOLDERS TO VOTE
            "FOR" EACH OF THE NOMINEES FOR DIRECTOR SET FORTH ABOVE.

                                   PROPOSAL 4

                            APPOINTMENT OF AUDITORS

     The Olicom Board proposes that Olicom's stockholders appoint Ernst & Young A/S and KPMG C. Jespersen as independent auditors to audit the financial statements of Olicom for the year ending December 31, 1997. The Olicom Board also proposes that Olicom's stockholders appoint Ernst & Young LLP as independent auditors to audit the financial statements of Olicom Americas for the year ending December 31, 1997. Ernst & Young A/S (and Revisor Centret, the predecessor thereto) has acted as Olicom's auditors since 1985, and Ernst & Young LLP has acted as the auditors for Olicom Americas since 1991. Representatives of Ernst & Young A/S will be present at the Olicom Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

               THE OLICOM BOARD URGES OLICOM STOCKHOLDERS TO VOTE
                       "FOR" THE APPROVAL OF PROPOSAL 4.

                                   PROPOSAL 5

                 AUTHORIZATION TO PURCHASE OLICOM COMMON STOCK

     Proposal 5 would grant to the Olicom Board the right to authorize the purchase, from time to time for a period of 18 months following the Olicom Meeting, of up to 10% of Olicom's issued and outstanding common stock.

     Section 48 of the Companies Act permits a company incorporated under Danish law to acquire up to 10% of its issued and outstanding capital stock, provided that such acquisitions are undertaken pursuant to stockholder authorization granted to a company's board of directors (such authorization may not be granted for a period exceeding 18 months). At the Annual General Meeting held on May 8, 1996, the Olicom Board was authorized to purchase up to 10% of Olicom's share capital at the market price of Olicom Common Stock on the date of purchase, with a deviation of up to 10% from the market price. Such authorization will expire prior to the 1998 Annual General Meeting of Stockholders unless extended.

     The purpose of Proposal 5 is to continue to provide the Olicom Board with a measure of flexibility in dealing with Olicom's outstanding common stock. Olicom believes that a number of circumstances could arise whereby Olicom would be benefited by its ability to purchase its own securities. For example, to the extent that the Olicom Board feels that Olicom Common Stock may be undervalued at the market levels at which it is trading, repurchases of Olicom Common Stock may represent an attractive investment for Olicom. There may be other situations when repurchases of Olicom Common Stock are appropriate or necessary to facilitate a corporate transaction wherein part of the consideration to be paid by Olicom consists of Olicom Common Stock. The reduction in the number of outstanding shares of Olicom Common Stock resulting from any such purchases will increase the proportionate interest of the remaining stockholders in Olicom's net worth and whatever further profits Olicom may earn (but could, under some circumstances, result in a decrease in the book or market value per share of the remaining shares).

     Olicom purchased 62,000 shares of Olicom Common Stock during fiscal 1993, 997,255 shares during fiscal 1994, 257,490 shares during fiscal 1995 and 2,500 shares during 1996 pursuant to authorizations of the Olicom Board to purchase up to an aggregate of 1,500,000 shares of Olicom Common Stock from time to time in open market transactions. Accordingly, up to 180,755 additional shares of Olicom Common Stock may be purchased by Olicom pursuant to such authorizations. Other than the foregoing, Olicom has no present intentions, understandings or agreements for the repurchase of any of its outstanding shares of common stock, nor is it holding any discussions with any stockholder with respect to any such purchase. It is the intention of the Olicom Board that any purchases of Olicom Common Stock will be made in accordance with United States federal securities laws, as well as any applicable rules and regulations of the National Association of Securities Dealers, Inc. Further, Olicom Common Stock will be purchased only if, in the judgment of the

Olicom Board, it would be in the best interest of Olicom to purchase such shares at the time and at the prices at which any such purchases are proposed to be made.

               THE OLICOM BOARD URGES OLICOM STOCKHOLDERS TO VOTE
                       "FOR" THE APPROVAL OF PROPOSAL 5.

                                   PROPOSAL 6


                                DIRECTORS' FEES


     For fiscal year 1997, it is proposed that (i) nonmanagement directors receive a director's fee of DKK 120,000 (approximately $18,800), (ii) the Chairman of the Board receive a director's fee of DKK 240,000 (approximately $37,600), and (iii) the Deputy Chairman of the Board receive a director's fee of DKK 180,000 (approximately $28,200).

               THE OLICOM BOARD URGES OLICOM STOCKHOLDERS TO VOTE
                       "FOR" THE APPROVAL OF PROPOSAL 6.

                                   PROPOSAL 7

                 AMENDMENTS TO OLICOM'S ARTICLES OF ASSOCIATION

     The Olicom Board has proposed amendments to the Olicom Articles that may be generally categorized as (i) an amendment to increase the authorized share capital of Olicom and the breadth of the Olicom Board's authority in connection therewith, and (ii) an amendment to require the appointment of two auditors with respect to Olicom's financial statements and annual accounts.


     Increase in Authorized Share Capital. The proposed amendment to Article 8,
Section 1 of the Olicom Articles is being undertaken to increase the authorized share capital of Olicom to reflect the shares of Olicom Common Stock that may be issued pursuant to the Merger, and upon exercise of the Warrants to be issued, and CrossComm Options to be assumed, pursuant to the Merger. While Olicom's presently-authorized share capital is adequate to meet Merger-related needs, the Olicom Board believes that, upon consummation of the Merger, the authorized share capital will not be sufficient to meet other needs. Increasing the authorized share capital will facilitate the acquisition of other companies and properties and make shares available for other corporate purposes, including, without limitation, any future issuances of Olicom Common Stock in public or private financings, and upon conversion or exercise of any convertible securities, options, warrants or rights that may be hereafter issued in one or more of such acquisitions. The proposed increase in Olicom's share capital will also provide Olicom with sufficient reserves and flexibility for employee compensation and incentive programs. In this connection, it should be noted that, as presently in effect, Article 8, Section 1 of the Olicom Articles limits capital increases to issuances of shares in connection with private placements or acquisitions of assets or companies. Such limitation has been deleted in the proposed amendment, and accordingly, shares of Olicom Common Stock could be issued for any corporate purpose consistent with the Olicom Articles.


     At the date of this Joint Proxy Statement/Prospectus, except as otherwise described herein, there are no agreements, arrangements or understandings with respect to the issuance of additional shares of Olicom Common Stock involving acquisitions of companies or properties. Except as discussed in this Joint Proxy Statement/Prospectus, there is no present intention to issue shares in public or private offerings, or except for shares of Olicom Common Stock that may be issued pursuant to Olicom's Share Incentive Plans as in effect from time to time (including, without limitation, the CrossComm Options that would be assumed in connection with the Merger), any present plan or intention to issue other convertible securities, options, warrants, rights or other issuances involving Olicom Common Stock. Having additional authorized shares of Olicom Common Stock available for issuance in the future will give Olicom greater flexibility and may result in future acquisitions or issuances of Olicom Common Stock being effected without stockholder approval by means of a general meeting of Olicom's stockholders. Any issuance of such shares could dilute existing Olicom stockholders. Under certain circumstances, the shares available for additional issuance could be used to create voting impediments and make it more difficult for persons seeking to effect a combination or otherwise gain control of Olicom. Such action could have an adverse impact on the market price and liquidity of Olicom Common Stock. Also, any of such additional shares of Olicom Common stock could, provided that there is compliance with the Companies Act, be privately placed with a purchaser or purchasers who might side with management of Olicom in opposing a tender offer by a third party. Such amendment to the Olicom Articles is not being sought in order to delay any attempt to acquire control of Olicom, and Olicom is not aware of any such attempt.

     Accordingly, the Olicom Board believes that it is advisable and in the best interests of Olicom and its stockholders to increase the authorized share capital of Olicom.

     The English translation of Article 8, Section 1 of the Olicom Articles is proposed to be amended to read in its entirety as follows:


          "The Company's Board has been authorized by the General Meeting to increase the Company's share capital -- at such times and on such terms as the Board thinks fit -- by one or several stages by not more than DKK 2,687,500 (i.e., 10,750,000 shares of DKK 0.25 each). The said authority
     shall be valid for a period of five (5) years until May   , 2002 and may be
     extended by the General Meeting by one or more five year periods at a time. Any increase in pursuance of the Board's authorization may be effected by the payment of assets other than cash and without any preferential right to subscribe on the part of the Company's present shareholders, notwithstanding the provisions in Art. 7 above."


     Appointment of Auditors. The Olicom Board has proposed the amendment of
Article 31 of the Olicom Articles to permit Olicom greater flexibility in connection with the listing of its securities on various exchanges. As Olicom has grown, its management has considered the benefits of listing its securities on exchanges in addition to the Nasdaq National Market. Toward this end, the requirement that Olicom's financial statements and annual accounts be audited by two firms of auditors could facilitate any such additional listings of Olicom securities.

     The English translation of Article 31 of the Olicom Articles is proposed to be amended to read in its entirety as follows:


          "The auditing shall be undertaken by two chartered accountants appointed by the Company in General Meeting. The appointment shall be for one (1) year at a time until the end of the next year's Annual General Meeting, where the auditor(s) may be re-elected. A company or firm of accountants may be appointed auditor."


     Pursuant to the Companies Act, the Danish version of the proposed amendments to the Olicom Articles will, upon approval thereof, be filed with the Commercial and Companies Agency of the Kingdom of Denmark and will be the operative instrument. Any Olicom stockholder who desires to receive a copy of the Danish text of the proposed amendments to the Olicom Articles, or a copy of the Olicom Articles as presently in effect and as filed with the Commercial and Companies Agency, may obtain same by contacting Olicom's Investor Relations Department at the address set forth in this Joint Proxy Statement/Prospectus.

     In order to be adopted, Proposal 7 requires approval by two-thirds of the votes cast at the Annual General Meeting and two-thirds in nominal value of the voting capital represented at such meeting.

               THE OLICOM BOARD URGES OLICOM STOCKHOLDERS TO VOTE
                       "FOR" THE APPROVAL OF PROPOSAL 7.

                                   PROPOSAL 8

                     APPROVAL OF 1997 SHARE INCENTIVE PLAN

     The Olicom Board proposes that the 1997 Share Incentive Plan (the "Plan") be approved by Olicom's stockholders.


     Olicom first adopted a share incentive plan in 1992, which provided for the issuance of warrants to purchase up to 565,000 shares of Olicom Common Stock. As of the date hereof, warrants to purchase 565,000 shares of Olicom Common Stock have been issued under such plan. In May 1994, Olicom's stockholders approved the 1994 Share Incentive Plan, which, as amended, provided for the issuance of options to purchase up to 425,000 shares of Olicom Common Stock. As of the date hereof, options to purchase 356,500 shares of Olicom Common Stock have been granted under such plan. In May 1996, Olicom's stockholders approved the 1996 Share Incentive Plan, which provided for the issuance of options to purchase up to 1,000,000 shares of Olicom Common Stock. As of the date hereof, options to purchase 479,700 shares of Olicom Common Stock have been granted under such plan. The Olicom Board adopted the Plan because an insufficient number of shares of Olicom Common Stock are available under existing Olicom share incentive plans for the assumption of options under the CrossComm Option Plans (as of March 31, 1997, only 520,300 shares of Olicom Common Stock were available from the original pool of 1,000,000 shares of Olicom Common Stock under the 1996 Share Incentive Plan). In addition, pursuant to the Merger, Olicom will assume CrossComm Options, which upon assumption will entitle the holders thereof to purchase approximately 1,060,000 additional shares of Olicom Common Stock.


     Olicom intends to register the offer and sale of the 2,000,000 shares of Olicom Common Stock issuable under the Plan under the Securities Act. Olicom Common Stock purchased pursuant to the Plan after the effective date of such registration statement could immediately be sold in the open market subject, in the case of affiliates (as defined in Rule 144 under the Securities Act), to compliance with the provisions of Rule 144, other than the holding period requirement.

     The following is a brief summary of certain provisions contained in the Plan, the full text of which appears in Appendix E to this Joint Proxy Statement/Prospectus. The following description does not purport to be a complete statement of the provisions of the Plan and is qualified in its entirety by reference to such appendix.

DESCRIPTION OF THE PLAN

     The Plan, which authorizes the grant of various options and warrants, is an integral part of Olicom's director, officer, manager and key employee compensation program, which is based upon a pay-for-performance philosophy. The Plan provides long term incentives in the form of grants of stock options and issuances of warrants. The objective of these incentives is to advance the longer term interests of Olicom and its stockholders and to complement incentives tied to annual performance. Options and warrants provide rewards to directors, officers, managers and other key employees upon the creation of incremental stockholder value and the attainment of long term earnings goals. The Plan also encourages directors, officers, managers and other key employees to acquire a larger personal financial interest in Olicom through stock ownership. It is also anticipated that the Plan will further enable Olicom to attract and retain highly qualified executives.


     In developing the terms of the Plan, consideration was given to the tax laws of the countries that have jurisdiction over eligible employees of Olicom and its affiliates. In this connection, Olicom anticipates that incentive stock options ("ISOs"), as defined in Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"), will be granted to key employees of Olicom Americas (and of CrossComm, if the Merger is consummated), nonqualified stock options ("NQOs") will be granted to employees, managers and directors of Olicom and of Olicom Americas (and of CrossComm, if the Merger is consummated), and options and warrants will be issued to employees, managers and directors of Olicom.



     The Plan became effective on April 14, 1997, conditioned on and subject to approval of the Plan by an Annual General Meeting of Olicom's stockholders. Unless terminated earlier, the Plan terminates on April 13, 2002, after which no additional options or warrants may be granted or issued under the Plan. Under the Plan, the number of shares that may be issuable on exercise of options and warrants may not exceed 2,000,000 shares of Olicom Common Stock. Olicom Common Stock issued under the Plan may be either authorized and unissued shares or issued shares acquired by Olicom in the open market or otherwise.


     The Plan is administered by the Olicom Board, which has the authority to determine the provisions of options granted and warrants issued, subject to any limitations contained in the Olicom Articles. The Olicom Board has the authority under the Plan, subject to its provisions, to delegate to the compensation committee of the Olicom Board the authority to select the individuals who receive grants of options and to whom warrants may be issued. Any shares subject to unexercised portions of options or warrants granted or issued pursuant to the Plan which have terminated, been canceled or expired may again be subject to options and warrants granted or issued pursuant to the Plan. It is not possible at this time to determine who may be selected in the future to receive options or warrants, or the number of shares of Olicom Common Stock that may be issuable on exercise of options and warrants.

     Options may be granted only during the five years following the effective date of the Plan and will have a maximum term of ten years. Warrants may be granted only during the five years following the effective date of the Plan and will have a maximum term of five years. Options and warrants issued to directors will be exercisable for no more than ten and five years, respectively, except that in the event of the death or termination of service of a member of the Olicom Board as a director of Olicom or a member of the board of directors of a subsidiary as a director thereof, such options and warrants may not be exercised after the expiration of one year following such death or termination (or if shorter, the remaining term of the option or warrant). However, unless otherwise provided in the grant or issuance thereof, options and warrants must be exercised no later than one year after an optionee's or warrant holder's death (but in no case, later than the expiration date of the option or warrant, and then only to the extent vested). The Olicom Board has the power under the Plan to determine on the date of grant or issuance what effect, if any, termination of employment will have on the right to exercise an option or warrant.


     The option exercise price must be at least equal to the fair market value (or in the discretion of the Olicom Board, the average of the high and low sales prices) of Olicom Common Stock on the date of grant, and the sum of the warrant purchase price and the exercise price thereof must be at least equal to the fair market value of Olicom Common Stock on the date of issuance. The consideration to be received by Olicom in consideration for the issuance of a warrant is to be determined by the Olicom Board on the date the warrant is issued. The Plan provides that the Olicom Board may establish the exercise price for options assumed in connection with acquisitions of business enterprises by reference to the exercise price of such assumed options immediately prior to the closing of such acquisition, adjusted to reflect the consideration received by the equity holders of such acquired business enterprise. The amount of such adjustment is to be determined by the Olicom Board. See "The Agreement and Plan of
Reorganization -- Assumption of Options." On May   , 1997, the fair market value
of a share of Olicom Common Stock, based on the closing sales price as quoted by
the Nasdaq National Market, was $          . The Olicom Board will have the
authority to determine such other terms and conditions of each option and warrant as are not inconsistent with the provisions of the Plan.


     The Plan provides that an option or warrant may allow the optionee or warrant holder to elect to pay withholding taxes due with respect to the exercise of an option or warrant by delivering Olicom Common Stock to Olicom or authorizing Olicom to withhold shares otherwise issuable on exercise. Such shares delivered or withheld will be valued at fair market value.

     Upon the exercise of any option granted or warrant issued under the Plan, Olicom may, in its sole discretion, make financing available, from time to time on such terms and to such optionees and warrant holders as the Olicom Board may determine in its sole discretion, for the purchase of the Olicom Common Stock that may be purchased or subscribed for pursuant to the exercise of such option or warrant.

     The Olicom Board may amend the Plan from time to time in such respects as it may deem advisable in its sole discretion or in order that the options and warrants granted or issued thereunder will conform to any change in applicable laws, regulations or rulings of administrative agencies. Further, the Plan includes provisions that emphasize that (i) pursuant to provisions of the Olicom Articles, the Olicom Board has been, and may in the future be, granted the authority to issue warrants, grant options and issue other instruments that entitle the holders thereof to subscribe for Olicom Common Stock, and (ii) notwithstanding anything contained in the Plan, the action of the Olicom Board and of Annual General Meetings in authorizing the Plan or any amendment(s) thereto shall not derogate from or otherwise affect the power of the Olicom Board to issue warrants, grant options or issue other instruments pursuant to the authority granted to the Olicom Board in the Olicom Articles.

     The Plan provides that Olicom may grant options under the Plan in substitution for, or in connection with the assumption of, options held by employees or directors of another business enterprise who become employees or directors of Olicom or its subsidiaries, as the result of a merger or consolidation of Olicom or one of its subsidiaries, or as a result of the acquisition by Olicom of property or stock of such other business enterprise. In this connection, Olicom may direct that substitute options be granted, or that the options or option plans of such other business enterprise be assumed, on such terms and conditions as the Olicom Board considers appropriate in the circumstances.

TAX CONSEQUENCES

     The following is a summary of the tax consequences of the Plan applicable to the grant and exercise of options and the issuance and exercise of warrants.


     United States Internal Revenue Code. Olicom is of the opinion that an optionee will not realize any compensation income under the Code on the grant of an option. However, an optionee will realize compensation income at the time of exercise (except for options that are ISOs) in the amount of the difference between the option exercise price and the fair market value of Olicom Common Stock on the date of exercise. Olicom is also of the opinion that the United States subsidiaries of Olicom will be entitled to a deduction under the Code at the time, and equal to the amount, of compensation income that is realized by an optionee who is an employee or director of Olicom Americas. If the shares of Olicom Common Stock acquired pursuant to a timely exercise of an ISO by an employee or director of a United States subsidiary of Olicom are held for at least one year after they are acquired by exercise of the ISO and two years after the date on which the ISO was granted to the optionee (the "Required Period"), then any gain on disposition of such shares will generally be taxable to the optionee as long-term capital gain, and no corresponding deduction will be allowed to such subsidiary. Generally, the excess of the fair market value on the date of exercise over the option price paid by an optionee will be included in the optionee's alternative minimum taxable income under the Code.



     If the shares of Olicom Common Stock acquired pursuant to a timely exercise of an ISO are disposed of by an employee or director of a United States subsidiary of Olicom before the expiration of the Required Period, then the difference between the optionee's adjusted tax basis and the fair market value of the shares at the date of exercise will generally be taxable as ordinary income to such optionee, and a contemporaneous deduction in the amount of such income will be allowed to such subsidiary of Olicom. Any additional gain (or loss) realized on a subsequent disposition of such shares generally will be taxable to the optionee as long- or short-term capital gain (or loss), depending on the period for which the shares were deemed to have been held. The Plan is not qualified under Section 401(a) of the Code. Olicom does not anticipate issuing warrants to directors, officers managers or key employees of Olicom's United States subsidiaries who are subject to taxation under the Code, and accordingly, discussion of the tax consequences under the Code relating to the issuance and exercise of warrants by optionees who are directors, officers, managers or key employees of United States subsidiaries of Olicom has been omitted.


     Danish Tax Laws. Olicom is of the opinion that an optionee will not realize any compensation income under Danish tax laws on the grant of an option. However, an optionee will realize compensation income at the time of the vesting of an option, in the amount of the difference between the option exercise price and the fair market value of Olicom Common Stock on the date of vesting. If the exercise of an option is postponed during a permitted period, and the fair market value of Olicom Common Stock increases during such period, it is the opinion of Olicom that this increase in fair market value will be taxable to the optionee. If, during the same period, a decrease occurs in the fair market value of Olicom Common Stock, the optionee may, under certain circumstances, be entitled to a deduction in the amount of such decrease. Olicom will not be entitled to a deduction under applicable Danish tax law in connection with the exercise of an option.


     Olicom is of the opinion that a warrant holder will not realize any compensation income under Danish tax laws on the issuance of a warrant. However, a warrant holder will realize compensation income at the time of the vesting of a warrant, in the amount of the difference between the issue price for such warrant and an assessment of the value of the warrant, if any. Olicom will not be entitled to a deduction under applicable Danish tax law in connection with the exercise of a warrant.

     The foregoing is only a summary of the effects of United States federal income taxation and Danish income taxation, respectively, on Olicom and optionees/warrant holders with respect to the grant and exercise of options and the issuance and exercise of warrants under the Plan, does not purport to be complete, and does not discuss (i) the tax consequences of the delivery of Olicom Common Stock in payment of the exercise price for an option or warrant,
(ii) the tax consequences on an optionee's or warrant holder's death, or (iii) income tax treatment under foreign, state or local law.

     Because the tax treatment of options and warrants depends on many factors too numerous to be included in this summary, no assurance can be given that the foregoing tax consequences will be realized by Olicom, Olicom Americas or any optionee.

               THE OLICOM BOARD URGES OLICOM STOCKHOLDERS TO VOTE
                       "FOR" THE APPROVAL OF PROPOSAL 8.

                                   PROPOSAL 9


                                  ADJOURNMENT



     The Companies Act permits the holders of a majority of the shares of Olicom Common Stock represented at the Olicom Meeting to adjourn the Olicom Meeting or any adjournment thereof. In this connection, Olicom anticipates that the Olicom Meeting initially will consider Proposals 2 through 9 on May 29, 1997. Thereafter, the Olicom Meeting will be adjourned to 4:00 p.m. local time on June
  , 1997 (the same day as the CrossComm Meeting, at which a reconvened Olicom Meeting will consider the proposal to approve the Merger Agreement, together with such other business as may properly come before such adjourned meeting.



     If necessary for purposes of securing approval of Proposal 7 by two-thirds of the votes cast at the Olicom Meeting and two-thirds in nominal value of the voting capital represented at such meeting, unless authority to do so is withheld, the proxy holders also may vote in favor of proposals: (i) adjourn the
Olicom Meeting to June   , 1997, and (ii) to adjourn the Olicom Meeting to
permit further solicitation of proxies in order to obtain sufficient votes to approve Proposal 7. Olicom stockholders who wish to withhold from the persons named as proxies in the enclosed Olicom proxy authority to vote such stockholder's shares to so adjourn the Olicom Meeting should so indicate by appropriately marking Proposal 9 on the proxy.


                  THE OLICOM BOARD URGES STOCKHOLDERS TO VOTE
                       "FOR" THE APPROVAL OF PROPOSAL 9.

RECORD DATE AND SHARES ENTITLED TO VOTE


     Only holders of record of shares of Olicom Common Stock at the close of business on May 2, 1997, will receive notice of the Olicom Meeting. At the close of business on May 2, 1997, there were issued and outstanding 14,749,095 shares of Olicom Common Stock. Holders of record of shares of Olicom Common Stock on May 2, 1997, are entitled to vote at the Olicom Meeting and are entitled to one vote for each share of Olicom Common Stock held.


VOTING OF PROXIES


     The Olicom proxy accompanying this Joint Proxy Statement/Prospectus is solicited on behalf of the Olicom Board for use at the Olicom Meeting. Stockholders in Olicom are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail or telecopy it to Olicom. Stockholders may vote by telecopying the executed proxy to +45 45 270129 or (972) 422-4351. Any holder of shares of Olicom Common Stock giving an Olicom proxy in the form accompanying this Joint Proxy Statement/Prospectus has the power to revoke the proxy prior to its use. A proxy can be revoked (i) by an instrument of revocation delivered prior to the Olicom Meeting to Olicom's Vice-President, Legal, (ii) by an instrument of revocation delivered at the Olicom Meeting to the chairman of the meeting, (iii) by a duly-executed proxy bearing a later date or time than the date or time of the proxy being revoked, or (iv) at the Olicom Meeting, if the stockholder is present and elects to vote in person. Mere attendance at the Olicom Meeting will not serve to revoke a proxy. A proxy will not be revoked by the death or incapacity of the stockholder executing it unless, before the shares are voted, notice of such death or supervening incapacity is filed with Olicom's Vice-President, Legal. All shares of Olicom Common Stock represented by a properly-executed proxy, unless such proxy previous has been revoked, will be voted in accordance with the directions on such proxy. IF NO DIRECTIONS ARE GIVEN TO THE CONTRARY ON SUCH PROXY, THE SHARES OF OLICOM COMMON STOCK REPRESENTED BY SUCH PROXY WILL BE VOTED FOR APPROVAL OF ALL PROPOSALS ADDRESSED AT THE OLICOM MEETING. It is not anticipated that any matters will be presented at the Olicom Meeting other than as set forth in the Notice of Annual General Meeting of Stockholders. If, however, other matters are properly presented at the Olicom Meeting, the proxy will be voted in accordance with the judgment and discretion of the proxy holders.



     Olicom stockholders who have questions or who would like information on any adjustments to the Exchange Ratio and/or Warrant Exchange Ratio should contact MacKenzie Partners, Inc., toll free at (800) 322-2885 or collect at (212) 929-5500.


VOTE REQUIRED


     Except for the proposal to approve amendments to the Olicom Articles, the affirmative vote of a majority of the shares of Olicom Common Stock present and voting at the Olicom Meeting is required for approval of all proposals being submitted to Olicom's stockholders for their consideration. The proposal to approve amendments to the Olicom Articles requires approval by two-thirds of the votes cast at the Olicom Meeting and two-thirds in nominal value of the voting capital represented at such meeting. Mr. Lars Stig Nielsen, the Managing Director and Chief Executive Officer of Olicom, has entered into a voting agreement obligating him to vote in favor of the Merger Agreement and the consummation of the Merger. As of the Record Date, Mr. Nielsen owned directly 267,080 shares (exclusive of any shares issuable upon the exercise of options) of Olicom Common Stock (constituting approximately 1.8% of the shares of Olicom Common Stock then outstanding). See "The Agreement and Plan of
Reorganization -- Related Agreements: LSNielsen Voting Agreement." As of the Record Date, Olicom's directors and executive officers (including affiliates), as a group, beneficially owned 2,130,080 shares (exclusive of any shares issuable on the exercise of options unexercised as of such date), or approximately 14.4% of the shares of Olicom Common Stock that were issued and outstanding at such date. As of the Record Date and the date of this Joint Proxy Statement/Prospectus, CrossComm owned no shares of Olicom Common Stock.


     THE ACTIONS PROPOSED IN THIS JOINT PROXY STATEMENT/PROSPECTUS GENERALLY ARE NOT MATTERS THAT CAN BE VOTED ON BY BROKERS HOLDING SHARES FOR BENEFICIAL OWNERS WITHOUT THE OWNERS' SPECIFIC INSTRUCTIONS. ACCORDINGLY, ALL BENEFICIAL OWNERS OF OLICOM COMMON STOCK ARE URGED TO RETURN THE ENCLOSED PROXY CARD MARKED TO INDICATE THEIR VOTES.

QUORUM; ABSTENTIONS AND BROKER NON-VOTES

     The Companies Act and the Olicom Articles generally do not require the presence, in person or by proxy, of a minimum number of shares of Olicom Common Stock constituting a quorum in order for the Olicom Meeting to take action with respect to the matters set forth in the attached Notice of Annual General Meeting of Stockholders. Broker non-votes will have no effect as to whether any proposal is adopted.

SOLICITATION OF PROXIES AND EXPENSES


     Olicom will bear the cost of solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Olicom, none of whom will be specifically compensated for such services, may solicit proxies from stockholders by telephone, facsimile or in person; such persons will not be specifically compensated for such solicitation activities. Olicom will also request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Olicom Common Stock and to request authority for the exercise of proxies. In such cases, Olicom, upon the request of the record holders, will reimburse such holders for their reasonable expenses. Olicom has engaged MacKenzie Partners, Inc. to represent it in connection with the solicitation of proxies at a cost of $6,000 plus expenses.

                             THE CROSSCOMM MEETING

DATE, TIME AND PLACE OF THE CROSSCOMM MEETING


     The CrossComm Meeting will be held at the Radisson Marlborough Hotel, 75
Felton Street, Marlborough, Massachusetts, United States, on           , June
  , 1997 at 10:00 a.m., local time.


MATTERS TO BE CONSIDERED AT THE CROSSCOMM MEETING

     At the CrossComm Meeting, stockholders of record of CrossComm as of the close of business on the Record Date will be asked to consider and vote upon the following four proposals: (1) to approve and adopt the Merger and the Merger Agreement; (2) to grant the CrossComm Board discretionary authority to adjourn the CrossComm Meeting in order to solicit additional votes for approval of the Merger; (3) to elect four directors; and (4) to ratify the selection of Ernst & Young LLP as CrossComm's independent auditors for the current fiscal year.

                                   PROPOSAL 1

                APPROVAL OF THE MERGER AGREEMENT AND THE MERGER


     Upon the effectiveness of the Merger, each share of CrossComm Common Stock will be exchanged for $5.00 in cash, 0.2667 shares of Olicom Common Stock (the "Exchange Ratio") and three-year warrants to purchase 0.1075 shares of Olicom Common Stock at an exercise price of $19.74 per whole share. However, (i) in the event that the average of the high and low sales prices for Olicom Common Stock for the ten trading days immediately preceding (but excluding) the fifth trading day before the CrossComm Meeting, as reported on the Nasdaq National Market (the "Final Closing Price"), is less than $12.50, Olicom will have the right to increase the Exchange Ratio to the number which, when multiplied by the Final Closing Price, equals $3.33 (and if Olicom does not so increase the Exchange Ratio, CrossComm will have the right to terminate the Merger Agreement); and
(ii) in the event that the Final Closing Price is more than $20.83, Olicom will have the right to decrease the Exchange Ratio to the number which, when multiplied by the Final Closing Price, equals $5.56 (and if Olicom so decreases the Exchange Ratio, CrossComm will have the right to terminate the Merger Agreement). See "The Merger" and "The Agreement and Plan of Reorganization." The CrossComm Board believes it is in the best interest of the stockholders to approve the Merger Agreement.


                THE CROSSCOMM BOARD URGES CROSSCOMM STOCKHOLDERS
                   TO VOTE "FOR" THE APPROVAL OF PROPOSAL 1.

                                   PROPOSAL 2

                   AUTHORITY TO ADJOURN THE CROSSCOMM MEETING


     The CrossComm Board believes that it is in the best interests of the CrossComm stockholders that it be granted the authority to adjourn the CrossComm Meeting in the event that at the time set for the CrossComm Meeting insufficient votes have been tendered, via proxy or otherwise, for approval of the Merger, and therefore, the CrossComm Board is requesting that the CrossComm stockholders authorize the CrossComm Board to adjourn the CrossComm Meeting in order to solicit additional votes for approval of the Merger.


                THE CROSSCOMM BOARD URGES CROSSCOMM STOCKHOLDERS
                   TO VOTE "FOR" THE APPROVAL OF PROPOSAL 2.

                                   PROPOSAL 3

                             ELECTION OF DIRECTORS


     Four directors of CrossComm will be elected at the CrossComm Meeting. The nominees are Nancy Casey, Alexander M. Levine, Michael C. Ruettgers and Tadeusz Witkowicz. It is the intention of the persons named in the accompanying proxy to vote FOR the election of the foregoing nominees. All such persons are currently serving as directors of CrossComm. Should any nominee for director be unable or fail to accept nomination or election (which is not contemplated), it is the intention of the persons named in the proxy, unless otherwise specifically instructed in the proxy, to vote FOR the election in his or her stead of such other person as the CrossComm Board may recommend. If the Merger is approved, at the Effective Time the CrossComm Board will be replaced by the Board of Directors of MergerSub. Information with respect to the nominees is set forth in the section of this Joint Proxy Statement/Prospectus entitled "CrossComm Corporation -- Management of CrossComm."


                THE CROSSCOMM BOARD URGES CROSSCOMM STOCKHOLDERS
                   TO VOTE "FOR" THE APPROVAL OF PROPOSAL 3.

                                   PROPOSAL 4

                            RATIFICATION OF AUDITORS


     The CrossComm Board, at the recommendation of the Audit Committee of the CrossComm Board, has selected the firm of Ernst & Young LLP as CrossComm's independent auditors for the current fiscal year. Ernst & Young LLP has served as CrossComm's independent auditors since 1988. Although stockholder ratification of the CrossComm Board's selection of Ernst & Young LLP is not required by law, the CrossComm Board believes that it is advisable to give CrossComm stockholders the opportunity to ratify this selection. If this proposal is not approved at the CrossComm Meeting, the CrossComm Board will reconsider its selection of Ernst & Young LLP.


     Representatives of Ernst & Young LLP are expected to be present at the CrossComm Meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

                THE CROSSCOMM BOARD URGES CROSSCOMM STOCKHOLDERS
                   TO VOTE "FOR" THE APPROVAL OF PROPOSAL 4.

RECORD DATE AND SHARES ENTITLED TO VOTE


     Only holders of record of shares of CrossComm Common Stock at the close of business on May 2, 1997, will receive notice of the CrossComm Meeting. At the close of business on May 2, 1997, there were issued and outstanding 9,341,096 shares of CrossComm Common Stock. Holders of record of shares of CrossComm Common Stock on May 2, 1997, are entitled to vote at the CrossComm Meeting and are entitled to one vote for each share of CrossComm Common Stock held.


VOTING OF PROXIES

     The CrossComm proxy accompanying this Joint Proxy Statement/Prospectus is solicited on behalf of the CrossComm Board for use at the CrossComm Meeting. Stockholders of CrossComm are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to CrossComm. Any holder of shares of CrossComm Common Stock giving a CrossComm proxy in the form accompanying this Joint Proxy Statement/Prospectus has the power to revoke the proxy prior to its use. A proxy can be revoked (i) by an instrument of revocation delivered prior to the CrossComm Meeting to CrossComm, (ii) by an instrument of revocation delivered at the CrossComm Meeting to the chairman of the meeting, (iii) by a duly-executed proxy bearing a later date or time than the date or time of the proxy being revoked, or (iv) at the CrossComm Meeting, if the stockholder is present and elects to vote in person. Mere attendance at the CrossComm Meeting will not serve to revoke a proxy. All shares of

CrossComm Common Stock represented by a properly-executed proxy, unless such proxy previously has been revoked, will be voted in accordance with the directions on such proxy. IF NO DIRECTIONS ARE GIVEN TO THE CONTRARY ON SUCH PROXY, THE SHARES OF CROSSCOMM COMMON STOCK REPRESENTED BY SUCH PROXY WILL BE VOTED FOR APPROVAL OF ALL PROPOSALS SET FORTH IN THE NOTICE OF MEETING. It is not anticipated that any matters will be presented at the CrossComm Meeting other than as set forth in the Notice of Annual Meeting of Stockholders. If, however, other matters are properly presented at the CrossComm Meeting, the proxy will be voted in accordance with the judgment and discretion of the proxy holders.


VOTE REQUIRED


     Approval of the Merger Agreement and the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the outstanding shares of CrossComm Common Stock. The affirmative vote of the holders of a plurality of the shares of CrossComm Common Stock present or represented at the CrossComm Meeting is required for the election of directors. In effect, those persons who receive the most votes for the number of board seats that are open shall be elected as directors. The affirmative vote of the holders of a majority of the shares of CrossComm Common Stock present or represented at the CrossComm Meeting is required for the grant to the CrossComm Board of discretionary authority to adjourn the CrossComm Meeting and the ratification of the selection by the CrossComm Board of Ernst & Young LLP as CrossComm's independent auditors for the current fiscal year. Mr. Tadeusz Witkowicz, the President and Chief Executive Officer of CrossComm, has entered into a voting agreement obligating him to vote in favor of the Merger Agreement and the consummation of the Merger. As of the Record Date, Mr. Witkowicz beneficially owned approximately 16.9% of the shares of CrossComm Common Stock. See "The Agreement and Plan of Reorganization -- Related Agreements: Witkowicz Voting Agreement." As of the Record Date, CrossComm's directors and executive officers (including affiliates), as a group, beneficially owned 1,635,710 shares (exclusive of any shares issuable on the exercise of options unexercised as of such date), or approximately 17.5% of the shares of CrossComm Common Stock that were issued and outstanding at such date. As of the Record Date and the date of this Joint Proxy Statement/Prospectus, Olicom owned no shares of CrossComm Common Stock.


     THE ACTIONS PROPOSED IN THIS JOINT PROXY STATEMENT/PROSPECTUS GENERALLY ARE NOT MATTERS THAT CAN BE VOTED ON BY BROKERS HOLDING SHARES FOR BENEFICIAL OWNERS WITHOUT THE OWNERS' SPECIFIC INSTRUCTIONS. ACCORDINGLY, ALL BENEFICIAL OWNERS OF CROSSCOMM COMMON STOCK ARE URGED TO RETURN THE ENCLOSED PROXY CARD MARKED TO INDICATE THEIR VOTES.

QUORUM; ABSTENTIONS AND BROKER NON-VOTES

     Shares of CrossComm Common Stock represented in person or by proxy (including shares which abstain or do not vote for any reason with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum is present at the CrossComm Meeting.

     Abstentions will be treated as shares that are present and entitled to vote for purposes of determining the number of shares present and entitled to vote with respect to any particular matter, but will not be counted as a vote in favor of such matter. Accordingly, an abstention from voting on a matter has the same legal effect as a vote against the matter.


     If a broker or nominee holding stock in "street name" indicates on the proxy that it does not have discretionary authority to vote as to a particular matter ("broker non-votes"), those shares will not be considered as present and entitled to vote with respect to the election of directors, the grant to the CrossComm Board of discretionary authority to adjourn the CrossComm Meeting, or the ratification of Ernst & Young LLP as CrossComm's independent auditors for the current fiscal year. Accordingly, a broker non-vote has no effect on the voting on such matters. However, a broker non-vote does have the effect of a vote against the approval of the Merger Agreement since the required vote on such matter is based upon the number of outstanding shares of CrossComm Common Stock.

SOLICITATION OF PROXIES AND EXPENSES

     CrossComm will bear the cost of solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of CrossComm, none of whom will be specifically compensated for such services, may solicit proxies from stockholders by telephone, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, CrossComm will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of CrossComm Stock and to request authority for the exercise of proxies. In such cases, CrossComm, upon the request of the record holders, will reimburse such holders for their reasonable expenses. CrossComm has engaged MacKenzie Partners, Inc. to represent it in connection with the solicitation of proxies at a cost of $4,000 plus expenses.

                                   THE MERGER

BACKGROUND OF THE MERGER

     During the past year, Olicom has from time to time had discussions with various participants in the networking industry in an effort to explore the future of the industry and the role of Olicom and its products.


     Commencing in June 1996, the CrossComm Board began to discuss certain corporate restructuring and strategic alliance alternatives. Among other alternatives considered by the CrossComm Board was the feasibility of spinning off one or more of its four principal business segments, its (i) router business, (ii) service business, (iii) ATM business, and (iv) Ethernet business. After reviewing and discarding a number of alternative plans, in November 1996, the CrossComm Board engaged Montgomery to assist it in its strategic alternatives evaluation. One of the alternatives to be considered by Montgomery was the sale of CrossComm. After CrossComm engaged Montgomery, it entered into confidentiality agreements with 13 parties, and Montgomery provided certain information to such parties in connection with evaluations to be conducted by such parties regarding the possibility of a strategic transaction with CrossComm.


     On November 21, 1996, CrossComm issued a press release announcing that it had retained Montgomery to "assist in evaluating strategic alternatives." Shortly thereafter, a representative of Montgomery's Technology Group approached Boje Rinhart, Olicom's Chief Financial Officer, to inquire as to the interest of Olicom in discussing a combination involving Olicom and CrossComm.

     On or about November 27, 1996, Olicom and CrossComm executed and delivered a Confidentiality Agreement pursuant to which the parties agreed to maintain the confidentiality of materials provided by, as well as their discussions with, each other. Thereafter, the senior management teams of each company began to explore the feasibility of a business combination, and representatives of Olicom commenced technical and financial due diligence with respect to CrossComm and its products. Subsequent to November 27, 1996, a variety of telephonic meetings occurred involving senior management of Olicom and CrossComm in furtherance of such due diligence and to discuss potentially advantageous synergies arising from a business combination.


     On December 12 through December 13, 1996, Messrs. Michael Camp, President of Olicom Americas, Jorgen Hog, Olicom's Vice-President, Strategic Planning, Niels Jorgensen, Olicom's Vice-President, Engineering, and Tyge Trier, Olicom's Vice-President, Legal and Director of Business Development, undertook further discussions with CrossComm at its headquarters relative to technical and financial due diligence.



     On December 17, 1996, at a regularly scheduled meeting, the Olicom Board discussed the preliminary results of technical and financial due diligence. In the course of such discussions, Olicom management received questions and comments from members of the Olicom Board with respect to a possible combination, and obtained the authorization of the Olicom Board to explore the possibility of a combination and to engage Alex. Brown as Olicom's financial advisor with respect thereto. Subsequent thereto, Mr. Jorgensen undertook further discussions with CrossComm in Gdansk, Poland, relative to technical due diligence and research and development at CrossComm-Poland, Ltd.

     On December 20, 1996, Olicom retained Alex. Brown to act as Olicom's financial advisor with respect to a possible combination involving CrossComm.



     On December 23, 1996, Mr. Camp and other representatives of Olicom and Alex. Brown met with Messrs. Tadeusz Witkowicz, the Chairman of the Board, President and Chief Executive Officer of CrossComm, and Nigel Machin, the President of CrossComm's Enterprise Products Division, at Montgomery's Boston office to discuss further due diligence issues.


     On January 7-8, 1997, representatives of Olicom met with representatives of CrossComm for further financial, legal and operational due diligence.


     On January 12, 1997, Messrs. Witkowicz and Michael Ruettgers, a member of the CrossComm Board, met with representatives of Montgomery at CrossComm's headquarters in Marlborough, Massachusetts to discuss recent developments regarding Montgomery's efforts on behalf of CrossComm.



     On January 14-15, 1997, Messrs. Witkowicz and Machin and a representative of Montgomery met with Messrs. Camp and Hog and David Burkey, the Chief Financial Officer of Olicom Americas, at the headquarters of Olicom Americas to further explore potential synergies arising from a business combination.



     On January 19, 1997, at a meeting of the CrossComm Board, Mr. Witkowicz described Montgomery's efforts to date and advised the CrossComm Board that he and Mr. Machin had visited the headquarters of Olicom Americas and that it was his impression that Olicom had a genuine interest in discussing a possible strategic transaction with CrossComm.


     On January 24, 1997, Olicom management discussed with its outside legal counsel the progress of technical and financial due diligence and requested that such counsel commence legal due diligence with respect to CrossComm.

     On January 27, 1997, at a regularly scheduled meeting, the Olicom Board discussed the results of the further technical and financial due diligence with respect to CrossComm. In the course of such discussions, Olicom management received questions and comments from members of the Olicom Board with respect to a possible combination, and obtained the authorization of the Olicom Board to continue discussions with CrossComm.


     On February 3, 1997, at a meeting of the CrossComm Board, a representative from Montgomery updated the CrossComm Board on discussions with Olicom and Alex. Brown, after which the CrossComm Board directed Mr. Witkowicz to contact the Managing Director of Olicom.



     On February 12, 1997, at a regularly scheduled meeting of the CrossComm Board, Mr. Camp made a presentation to the CrossComm Board regarding Olicom and explained why Olicom believed a business combination would be in the best interests of both companies as a result of the synergies that could be derived because of, among other things, the complementary product offerings of the two companies. A representative of Montgomery was also present and updated the CrossComm Board regarding ongoing discussions with Olicom. After a detailed discussion regarding a possible transaction with Olicom, the CrossComm Board authorized management to begin a detailed business and legal due diligence review of Olicom.



     On February 15, 1997, at a special meeting, the Olicom Board received a presentation by Alex. Brown regarding a possible business combination with CrossComm, and discussed with representatives of Alex. Brown the range of parameters that might be indicated for such a transaction. Management was directed to continue discussions with CrossComm, and later that day Mr. Lars Stig Nielsen, Managing Director of Olicom, together with Mr. Camp, made a presentation to the CrossComm Board.



     On February 18th and 19th, 1997, Mr. Witkowicz and a representative of Montgomery visited Olicom's headquarters in Denmark to conduct financial and operational due diligence, and CrossComm's outside legal counsel initiated its legal due diligence review of Olicom.


     On February 20, 1997, Mr. Witkowicz met with the Olicom Board and senior management of Olicom at Olicom's headquarters to discuss the advantages of combining the two companies.

     On February 23 through February 26, 1997, management of Olicom met with CrossComm management to continue Olicom's technical and financial due diligence review of CrossComm. Olicom's outside legal counsel continued its due diligence review. During this period, Ernst & Young LLP, New York, commenced its financial due diligence with respect to CrossComm.

     On March 7, 1997, at a special meeting, the Olicom Board reviewed the progress made by Olicom management with respect to financial, technical and legal due diligence, and authorized Olicom management to continue discussions with CrossComm.


     On March 10, 1997, at a meeting of the CrossComm Board, the CrossComm Board reviewed a draft proposal received from Alex. Brown concerning a possible transaction with Olicom. A representative from Montgomery discussed various issues, including proposed pricing and the related collar on Olicom's stock price. The significant terms of the draft proposal received from Alex. Brown called for CrossComm to declare a special pre-closing dividend of $4.50 per share to each of its stockholders. Thereafter, each CrossComm stockholder would receive, as merger consideration, 0.2519 shares of Olicom Common Stock and three-year warrants to purchase 0.1613 shares of Olicom Common Stock with an exercise price equal to an 18.5% premium to a ten day average trading price of Olicom Common Stock for each share of CrossComm Common Stock. If the price of Olicom Common Stock at closing was 25% higher or lower than such average trading price, Olicom would have the option to, respectively, decrease or increase the exchange ratio, and CrossComm would have the right to terminate the agreement if Olicom decreased the exchange ratio or failed to increase the exchange ratio, as the case may be. The Montgomery representative also advised the CrossComm Board that there was one other party that had expressed some interest in a possible transaction, but that Montgomery, after consultation with Mr. Witkowicz and conducting financial due diligence, considered the ability of the other candidate to effect a transaction as low to moderate and that the other candidate was not as viable a candidate as Olicom.



     On March 11, 1997, at a meeting of the CrossComm Board, the CrossComm Board reviewed the status of discussions with Olicom. A representative from Montgomery summarized recent discussions with Alex. Brown. CrossComm's outside legal counsel indicated that they had some concerns as to the structure proposed by Olicom. The primary concern with respect to the structure was with the requirement that CrossComm declare a special dividend prior to the closing. The matter raised issues under Delaware law as to the ability of CrossComm to legally declare such a dividend. There were also procedural concerns regarding the declaration of such a dividend and concerns that the declaration and payment of such a dividend could have subjected CrossComm to substantial risks in the event that the Merger was not consummated. It was the consensus of the CrossComm Board that Montgomery should continue to attempt to obtain better terms from Olicom.



     On March 14, 1997, Olicom provided to CrossComm a preliminary draft Agreement and Plan of Reorganization whereby a newly-formed subsidiary of Olicom would merge with and into CrossComm, thereby causing CrossComm to become a subsidiary of Olicom, and discussions ensued between outside legal counsel to Olicom and outside legal counsel to CrossComm regarding the proposed structure and other principal terms of the draft agreement. The material changes in the terms of the preliminary draft agreement from the earlier proposal included an increase in the exchange ratio from 0.2519 to 0.2667, the payment by Olicom of $5.00 per share (instead of requiring CrossComm to declare a special pre-closing dividend of $4.50 per share), a decrease in the warrant exchange ratio from
0.1613 to 0.1075, a transaction structured as a subsidiary merger, and an increase from two years to six years in the term of the obligation of Olicom to indemnify CrossComm's officers and directors after the closing of the transaction. Subsequent thereto, a variety of telephonic meetings took place involving various members of Olicom management and CrossComm management, as well as financial and legal advisors of both companies. In addition, various members of management and representatives of both companies, as well as outside legal counsel, continued their due diligence efforts.


     On March 15, 1997, Olicom's management met with Olicom's outside counsel and its financial advisors via telephone conference to discuss the negotiations with respect to the draft agreement.

     On March 16, 1997, at a special meeting, the Olicom Board reviewed the preliminary draft Agreement and Plan of Reorganization and draft fairness opinion prepared by Alex. Brown. Representatives of Alex.

Brown were present by telephone and made a presentation with respect to a proposed combination involving CrossComm, and rendered an oral opinion to the Olicom Board that the proposed terms for the transaction would be fair from a financial point of view to Olicom. Representatives of Alex. Brown responded to questions from the Olicom Board regarding the fairness opinion and Alex. Brown's analysis in connection therewith. Olicom's outside legal counsel was also present by telephone and answered questions from the Olicom Board regarding the proposed structure and status of, and issues arising from, legal due diligence. Olicom's Danish legal counsel and independent auditors were also present at the meeting and answered questions from the Olicom Board. Following extensive review and discussion, the Olicom Board authorized management to negotiate and enter into an Agreement and Plan of Reorganization with CrossComm substantially within the terms set forth in the draft Agreement and Plan of Reorganization and in the draft fairness opinion of Alex. Brown.


     On March 17, 1997, Olicom senior management, together with outside legal counsel and financial advisors to Olicom and CrossComm, met at the offices of CrossComm's outside legal counsel to continue the negotiation of a proposed agreement. Such negotiations continued through March 20, 1997.


     On March 19, 1997, at a meeting of the CrossComm Board, held via teleconference, the CrossComm Board discussed a draft of the Agreement and Plan of Reorganization and draft fairness opinion prepared by Montgomery. Representatives of Montgomery made a presentation with respect to the proposed combination involving Olicom and rendered an oral opinion to the CrossComm Board that the proposed terms for the transaction would be fair from a financial point of view to the stockholders of CrossComm. The representatives of Montgomery discussed, among other things, the sale process to date, reviewing various alternatives, the number of companies contacted, the number of companies with continuing interest and the number of companies declining interest. Of all the companies contacted, only Olicom and one other company had any continuing interest. The Montgomery representative told the CrossComm Board that the probability of closing a sale with Olicom at an estimated near term valuation of $10.00 per share was quite high, but that there was a low probability of negotiating a transaction with the other party and that any such transaction with the other party would likely be less than $10.00 per share in the near term. The other party was a smaller company than Olicom, had less financial resources and was technically not as good a fit as Olicom. The CrossComm Board also discussed the alternative of discontinuing the negotiations with Olicom and remaining independent. The Montgomery representative then reviewed in detail the various components of the Olicom proposal and answered numerous questions from the CrossComm Board concerning stock price and valuation. After an extensive discussion, the CrossComm Board authorized CrossComm, subject to the satisfactory resolution of certain issues remaining to be negotiated, to enter into the Agreement and Plan of Reorganization between CrossComm and Olicom substantially in the form reviewed and discussed at the meeting.



     On March 20, 1997, at a meeting of the CrossComm Board, held via teleconference, representatives of Montgomery and CrossComm's outside legal counsel reviewed with the CrossComm Board the status of the remaining issues which had been negotiated, and a Montgomery representative confirmed that firm's view that the terms of the transaction would be fair from a financial point of view to the stockholders of CrossComm. After a discussion of these matters, the CrossComm Board authorized CrossComm to enter into the Agreement and Plan of Reorganization, as revised. Shortly thereafter, management of Olicom and CrossComm executed and delivered the Agreement and Plan of Reorganization, publicly announced the proposed transaction and agreed to proceed with making a formal recommendation to their respective stockholders that they vote in favor of the Merger. Alex Brown confirmed in writing its opinion in writing that, as of such date, the Merger Consideration payable by Olicom was fair to Olicom from a financial point of view. The Merger Agreement varied from the preliminary draft thereof in the following material respects: various monetary thresholds were agreed to with respect to the conduct by CrossComm of its business between the execution of the Merger Agreement and the Closing; provisions with respect to the consideration of the CrossComm Board of other transactions were refined to address various fiduciary duty issues; the exercise of appraisal rights by no more than 15% of the outstanding shares of CrossComm Common Stock was added as a condition to Olicom's obligation to close; and the receipt by CrossComm of an updated opinion of Montgomery in the event that the Final Closing Price was less than $12.50 was added as a condition to Olicom's obligation to close.

REASONS FOR THE MERGER

     Joint Reasons for the Merger. The Boards of Directors of Olicom and CrossComm, in voting to approve the proposed Merger, identified a number of potential benefits that they believe will contribute to the success of the combined company. There can be no assurance that any of these potential benefits will be realized. The potential benefits include:

     - Improved ability to provide leading-edge network solutions particularly for organizations employing mainframe based Systems Network Architecture ("SNA") and Token Ring environments, and improved competitive position against various competitors, many of which have greater financial, technical and marketing resources than Olicom, CrossComm or the combined company.

     - Opportunity to leverage research and development capabilities by sharing technology and eliminating redundant product development efforts.

     - Potential to achieve operating synergies by combining operations in administrative, sales, marketing, product development and support.

     Olicom's Reasons for the Merger. The Olicom Board identified the following additional benefits from the proposed Merger:

     - Acceleration of Olicom's entry into the market for end-to-end enterprise network solutions, particularly to the Olicom and CrossComm customer base.


     - Improved solutions for Token Ring/SNA customers seeking to migrate to Asynchronous Transfer Mode (ATM)-based networks.


     - Complementary nature of CrossComm's technologies to those of Olicom.

     - Minimal overlap with CrossComm's customer base, and the ability to cross-sell Olicom's networking products into CrossComm's installed customer base.

     - Cost benefits potentially attainable from CrossComm's research and development activities in Poland.


     In reaching its decision to approve the Merger Agreement and the consummation of the Merger and to recommend that Olicom's stockholders vote to approve the same, the Olicom Board also considered, in addition to other matters, the following factors: (i) historical information concerning Olicom's and CrossComm's respective businesses, operations, properties, assets, financial condition and operating results, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter of each company; (ii) discussions with CrossComm management regarding the compatibility of the respective business philosophies of Olicom and CrossComm (and in particular, the similar commitment of both companies to quality of product and customer service and leading technology in the networking industry, and the similarity of organizational structures which do not involve numerous layers of management); (iii) internal projections regarding possible results of operations as to Olicom and publicly available forecasts of securities analysts as to possible future results of operations for CrossComm; (iv) detailed financial analyses and pro forma and other information with respect to Olicom and CrossComm presented by Alex. Brown in its presentation to the Olicom Board on March 16, 1997, as well as the oral opinion of Alex. Brown that, as of such date, and based upon and subject to certain factors and assumptions, the consideration to be payable by Olicom pursuant to the Merger Agreement was fair to Olicom from a financial point of view (such analyses are described under "Opinion of Olicom's Financial Advisor"); (v) an evaluation of the Merger in light of the evolution of trends in the networking industry, the potential for product line synergies, the possibility of operational synergies, and the potential stockholder return of a combined entity; (vi) the perceived compatibility of the business cultures of the two companies; (vii) a review of the prices of Olicom Common Stock and CrossComm Common Stock prior to the announcement of the proposed Merger, as well as historical trading prices of Olicom and CrossComm, the implied premium reflected in the proposed exchange ratio and premiums in similar transactions in the networking and technology industries; and (viii) the terms and conditions of the Merger Agreement, including, without limitation, the termination fees, non-solicitation provisions, conditions to closing and termination provisions. As part of the foregoing analysis, the Olicom

Board consulted with its financial advisor regarding the financial aspects of the proposed Merger and the fairness to Olicom of the consideration to be paid by it in the Merger, with its legal counsel regarding the legal terms of the transaction and the Olicom Board's obligations in its consideration of the proposed transaction, and with management of Olicom.


     The Olicom Board also considered the following specific negative factors concerning the Merger and the risks inherent in the transaction: (i) the requirement of stockholder approval of the Merger Agreement and the process involved in obtaining such approval (and the possibility of substantial delays in completing the proposed Merger due to regulatory requirements and the concern that such a delay could have a significant adverse effect on employee and customer relationships if not managed properly); (ii) the possibility that following announcement of the transaction, some customers may defer orders or purchasing decisions pending the completion of the Merger or seek to terminate their relationship with the combined company or reduce their long-term dependence on the combined company following the transaction; (iii) the potential effect of the Merger on Olicom and CrossComm customers and suppliers both in the near term and over an extended period of time, and in particular the possible effect on sales and marketing efforts of CrossComm during the period following announcement and prior to consummation of the Merger; (iv) the risks of combining the distinct cultures of the two organizations; (v) the risks in mergers of technology companies generally and, in particular, the fact that many technology merger transactions frequently result in high employee attrition rates, loss of management focus and temporary or long-term employee morale problems; (vi) the risk that the combination with CrossComm could make attractive partnerships with other companies in the communications industries more complicated and difficult to complete; and (vii) the other risks described under "Risk Factors -- Risks Relating to the Merger."


     The foregoing discussion of the information and factors considered and given weight by the Olicom Board is not intended to be exhaustive. In view of the wide variety of factors, both positive and negative, considered by the Olicom Board in connection with its evaluation of the Merger, the Olicom Board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered. In addition, individual members of the Olicom Board may have given different weights to different factors.

     The Olicom Board believed that the benefits and advantages of the Merger far outweighed the negative factors and risks, and believes that the terms of the Merger Agreement and the Merger are fair from a financial point of view to Olicom, and are in the best interests of Olicom and its stockholders. ACCORDINGLY, THE OLICOM BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS APPROVAL OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF OLICOM.

     In the event that the Merger is not consummated for any reason, Olicom will return to executing its strategic objectives of further developing its leadership position as a developer and vendor of network access and switching products for Token Ring, ATM, Ethernet and mobility environments to large, geographically dispersed enterprises which require superior service and support.


     CrossComm's Reasons for the Merger. In reaching its decision to approve the Merger Agreement, the CrossComm Board consulted with its legal advisors regarding the legal terms of the transaction and the CrossComm Board's obligations in its consideration of the proposed transaction, and with its financial advisers regarding the financial aspects of the proposed transaction and the fairness of the consideration to the CrossComm's stockholders, as well as with management of CrossComm. Without assigning any relative or specific weights, the CrossComm Board considered a number of factors, both from a short term and long term perspective, including, without limitation, the following:
(i) information concerning the financial performance, condition, business operations and prospects of each of Olicom and CrossComm, including, without limitation, the long term growth potential of Olicom and the business risks associated therewith; (ii) the financial strength, global market presence and greater resources of the combined company and its consequent enhanced ability to realize the potential of the business contributed by CrossComm; (iii) the current and prospective environment in which CrossComm operates, including, without limitation, international and local economic conditions, the competitive environment for networking companies generally, and the trend toward consolidation in the networking industry and the adverse effect that such consolidation could have on the ability of

CrossComm to compete on a stand alone basis; (iv) difficulties that CrossComm has had as a small stand alone company selling strategic networking solutions to large corporations; (v) the difficulties that CrossComm has had retaining key employees as a stand alone company competing for their services against much larger companies in the networking industry; (vi) the ability of the combined company to deliver end-to-end network solutions, in the Token Ring/SNA environment; (vii) that the core product lines of the two companies are primarily complementary; (viii) the ability of the combined company to better exploit the CrossComm's ATM switching technology; (ix) the extensive efforts of Montgomery to procure alternative strategic alliance opportunities; (x) the written opinion of Montgomery, given its familiarity with CrossComm, Olicom, the networking industry and the Merger Agreement, that the consideration offered in the Merger to the CrossComm shareholders was fair to such holders from a financial point of view; and (xi) the financial and other significant terms of the proposed Merger, including, without limitation, the terms and conditions of the Merger Agreement and the related agreements.


     The CrossComm Board also considered negative factors relating to the Merger, including (i) the risks that the benefits sought in the Merger would not be fully achieved; (ii) the risk that the Merger would not be consummated; (iii) the effect of the announcement of the Merger would have on CrossComm's ability to attract and retain key management, marketing and technical personnel; (iv) the possible loss of revenue from customers; and (v) the risks associated with the business of Olicom and the combined company after the Merger. See "Risk Factors."


     After considering the opinion of Montgomery, to the effect that, from a financial point of view, the consideration to be payable as a result of the Merger to the CrossComm stockholders, was fair to the CrossComm stockholders, and the foregoing matters, the CrossComm Board unanimously approved the Merger and the related transactions as being fair and in the best interests of CrossComm and its stockholders.



     The foregoing discussion of the information and factors considered by the CrossComm Board is not intended to be exhaustive, but is believed to include the material factors the CrossComm Board considered. In addition, in reaching its determination to approve and recommend the Merger, given the wide variety of factors considered in connection with its evaluation of the proposed Merger, the CrossComm Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative or specific weights to the foregoing factors, and individual directors may not concur on which factors should have been given greater weight.



     THE CROSSCOMM BOARD UNANIMOUSLY BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF CROSSCOMM AND ITS STOCKHOLDERS. ACCORDINGLY, THE CROSSCOMM BOARD HAS UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AGREEMENT AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT CROSSCOMM'S STOCKHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT.


OPINION OF OLICOM'S FINANCIAL ADVISOR


     Olicom retained Alex. Brown on December 20, 1996, to act as Olicom's financial advisor in connection with the Merger, including rendering its opinion to the Olicom Board as to the fairness, from a financial point of view, of the Merger Consideration payable by Olicom. Alex. Brown was not requested to, and did not make any recommendation to the Olicom Board that any specific consideration constituted the appropriate consideration to be paid in connection with the Merger. The amount of such consideration was determined through negotiations between Olicom and CrossComm.


     At the March 16, 1997, meeting of the Olicom Board, representatives of Alex. Brown made a presentation with respect to the Merger and rendered to the Olicom Board an oral opinion, subsequently confirmed in writing as of March 20, 1997, that, as of such date, and subject to the assumptions made, matters considered and limitations set forth in such opinion and summarized below, the Merger Consideration payable by Olicom was fair to Olicom, from a financial point of view. No limitations were imposed by the Olicom Board upon Alex. Brown with respect to the investigations made or procedures followed by it in rendering its opinion.

     THE FULL TEXT OF ALEX. BROWN'S WRITTEN OPINION DATED MARCH 20, 1997, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX B AND IS INCORPORATED HEREIN BY REFERENCE. OLICOM STOCKHOLDERS ARE URGED TO READ THE ALEX. BROWN OPINION IN ITS ENTIRETY. THE ALEX. BROWN OPINION IS DIRECTED TO THE OLICOM BOARD, ADDRESSES ONLY THE FAIRNESS OF THE MERGER CONSIDERATION PAYABLE BY OLICOM FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY OLICOM STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE OLICOM MEETING. THE ALEX. BROWN OPINION WAS RENDERED TO THE OLICOM BOARD FOR ITS CONSIDERATION IN DETERMINING WHETHER TO APPROVE THE MERGER AGREEMENT. THE DISCUSSION OF THE ALEX. BROWN OPINION IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE ALEX. BROWN OPINION.


     In connection with the Alex. Brown Opinion, Alex. Brown reviewed certain publicly available financial information and other information concerning Olicom and CrossComm and certain internal analyses and other information furnished to it by Olicom and CrossComm. Alex. Brown also held discussions with the members of the senior managements of Olicom and CrossComm regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Alex. Brown (i) reviewed the reported prices and trading activity for the common stock of both Olicom and CrossComm, (ii) compared certain financial and stock market information for Olicom and CrossComm with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     In conducting its review and arriving at its opinion, Alex. Brown assumed and relied upon, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with it for purposes of rendering its opinion. With respect to the financial projections of Olicom and CrossComm and other information relating to the prospects of Olicom and CrossComm provided to Alex. Brown by each company, Alex. Brown assumed that such projections and other information were reasonably prepared and reflected the best currently available judgments and estimates of the respective managements of Olicom and CrossComm as to the likely future financial performances of their respective companies and of the combined entity. The financial projections of Olicom and CrossComm that were provided to Alex. Brown were utilized and relied upon by Alex. Brown in the Discounted Cash Flow Analysis and the Pro Forma Earnings Analysis summarized below. Alex. Brown did not make, and it was not provided with, an independent evaluation or appraisal of the assets of Olicom and CrossComm, nor has Alex. Brown been furnished with any such evaluations or appraisals. The Alex. Brown Opinion is based on market, economic and other conditions as they existed and could be evaluated as of the date of the opinion letter.

     The following is a summary of the analyses performed and factors considered by Alex. Brown in connection with the rendering of the Alex. Brown Opinion.

     Historical Financial Position. In rendering its opinion, Alex. Brown reviewed and analyzed the historical and current financial condition of CrossComm which included (i) an assessment of CrossComm's recent financial statements, (ii) an analysis of CrossComm's revenue, growth and operating performance trends and (iii) an assessment of CrossComm's margin trends.


     Historical Stock Price Performance. Alex. Brown reviewed and analyzed the daily closing per share market prices and trading volume for CrossComm Common Stock from March 20, 1996, to March 20, 1997. Alex. Brown also reviewed the daily closing per share market prices of CrossComm Common Stock and compared the movement of such daily closing prices with the movement of the Nasdaq Composite Index over the periods from March 20, 1996, through March 20, 1997. Alex. Brown noted that, on a relative basis, CrossComm underperformed the Nasdaq Composite Index. Alex. Brown also reviewed the daily closing per share market prices of CrossComm Common Stock and compared the movement of such closing prices with the movement of two networking composite averages (consisting of Asante Technologies, Inc., Interphase Corporation, Lan Optics Ltd., Network Peripherals Inc., Optical Data Systems, Inc., Plaintree Systems Inc., Proteon, Inc. and Retix Corporation (the "Small-cap Networking Group") and 3Com, Bay Networks, Cisco and FORE (the "Large-cap Networking Group")) over the period from March 20, 1996, through March 20, 1997. On a relative basis, the CrossComm Common Stock price outperformed both of the networking composite averages. This information was presented to give the Olicom Board background information regarding the respective stock prices of CrossComm over the periods indicated.



     Analysis of Certain Other Publicly Traded Companies. This analysis examines a company's valuation in the public market as compared to the valuation in the public market of other selected publicly traded companies. Alex. Brown compared certain financial information (based on the commonly used valuation measurements described below) relating to CrossComm to certain corresponding information from two groups of publicly traded networking companies: the Small-cap Networking Group and the Large-cap Networking Group (together, the "Selected Companies"). These companies were selected because they were publicly-traded companies in the communications networking equipment industry sector, and they had general business characteristics similar to those of CrossComm. Such financial information included, among other things, (i) common equity market valuation,
(ii) capitalization ratios, (iii) operating performance, (iv) ratios of common equity market value as adjusted for debt and cash ("Adjusted Value") to revenues and operating earnings, each for the latest reported twelve month ("LTM") period as derived from publicly available information, and (v) ratios of common equity market prices per share ("Equity Value") to earnings per share ("EPS"). The financial information used in connection with the multiples provided below with respect to CrossComm and the Selected Companies was based on the LTM period as derived from publicly available information and on estimated EPS for calendar years 1997 and 1998 based on Alex. Brown research and as reported by the Institutional Brokers Estimating System ("IBES"). Alex. Brown noted that, on an LTM basis, the multiple of Adjusted Value to revenues was 0.9x for CrossComm, compared to a range of 0.2x to 2.4x (with a mean of 1.3x) for the Small-cap Networking Group and a range of 1.4x to 6.1x (with a mean of 3.5x) for the Large-cap Networking Group. Alex. Brown further noted that the multiple of Equity Value to calendar year 1998 EPS was 43.1x for CrossComm, compared to a range of 10.8x to 26.9x (with a mean of 17.5x) for the Small-cap Networking Group and a range of 11.4x to 17.7x (with a mean of 14.3x) for the Large-cap Networking Group. Alex. Brown noted that multiples of Adjusted Value to LTM operating earnings and of Equity Value to calendar year 1997 EPS were not meaningful for CrossComm. As a result of the foregoing procedures, Alex. Brown noted that the multiple of Adjusted Value to LTM revenues for CrossComm was within the range of the multiples for the Small-cap Networking Group and was lower than the range of the multiples for the Large-cap Networking Group. Alex. Brown noted that the multiple of Equity Value to calendar year 1998 EPS for CrossComm was not applicable for comparison purposes due to CrossComm's historical lack of profitability and its projected transition to profitability during 1998. The IBES EPS estimate, as of March 20, 1997, for CrossComm for calendar year 1997 was ($0.03) and for calendar year 1998 was $0.20.



     Analysis of Selected Mergers and Acquisitions. Alex. Brown reviewed the financial terms, to the extent publicly available, of 24 proposed, pending or completed mergers and acquisitions since May 10, 1995, in the communications networking equipment industry sector, including the following acquisitions (the acquiring party being listed first): 3Com Corporation/U.S. Robotics Corporation; ParGain Technologies/Avidia Systems Inc.; FORE Systems, Inc./Cadia Networks, Inc.; 3Com Corporation/OnStream Networks Inc.; Cisco Systems, Inc./Nashua Networks; Cisco Systems, Inc./Telebit Communications; U.S. Robotics Corporation/Scorpio Communications Ltd.; Cisco Systems, Inc./Stratacom Corporation; Whittaker Corp./Syplex Inc.; Ascend Communications, Inc./White Tree, Inc.; FORE Systems, Inc./Alantec Corp.; Cisco Systems, Inc./Grand Junction Networks, Inc.; Bay Networks, Inc./Xylogics, Inc.; 3Com Corporation/Chipcom Corporation; Madge N.V./Lannet Data Communications Ltd.; Wellfleet Communications, Inc./SynOptics Communications, Inc.; 3Com Corporation/Star-Tek, Inc.; 3Com Corporation/Synernetics Inc.; Cisco Systems, Inc./LightStream Corp.; Cisco Systems, Inc./Kalpana Inc.; Chipcom Corporation/Artel Communications, Inc.; 3Com Corporation/NiceCom Ltd.; Raytheon Corporation/Xyplex Inc.; and Bay Networks, Inc./ Centillion Networks Inc. Alex. Brown selected these transactions because they involved companies in the communications networking equipment industry (collectively, the "Selected Transactions"). Alex. Brown calculated various financial multiples and the premiums over market value based on certain publicly available information for each of the Selected Transactions and compared them to corresponding financial multiples and the premiums over market for the Merger, based on the Merger Consideration. Alex. Brown noted that the multiple of adjusted purchase price (value of consideration paid for common equity adjusted for debt, preferred stock and cash) to trailing LTM revenues was 1.1x for the Merger versus a range of 1.1x to 55.7x (with a mean of 10.1x) for the Selected Transactions. Alex. Brown also noted that the Selected Transactions were effected at a range of the premium to the target's per share market price four weeks prior to announcement and to the target's per share market price one day prior to announcement of 0.4% to 77.8% with a mean of 42.5%, and -7.9% to 53.4% with a mean of 26.2%, respectively, versus transaction premiums of 7.1% and 7.9%, respectively, for the Merger (based on the per share market price four weeks prior to and one day prior to the March 21, 1997, announcement of the proposed transaction). All multiples for the Selected Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the 21-month period during which the Selected Transactions occurred.


     Discounted Cash Flow Analysis. Alex. Brown performed discounted cash flow analyses for CrossComm on a stand alone basis and after giving effect to certain synergies which management of Olicom anticipated might result from the Merger. The discounted cash flow approach values a business based on the current value of the future cash flows that the business will generate. To establish a current value under this approach, future cash flow must be estimated and an appropriate discount rate determined. Alex. Brown used estimates of projected financial performance for CrossComm for the years 1997 through 2001 prepared by the respective managements of Olicom and CrossComm. Alex. Brown aggregated the present value of the cash flows through 2001 with the present value of a range of terminal values. Alex. Brown discounted these cash flows at discount rates ranging from 15% to 25%. The terminal value was computed based on projected revenue in calendar year 2001 and a range of terminal multiples of 1.0x to 2.0x. Alex. Brown arrived at such discount rates based on its judgment of the weighted average cost of capital of publicly traded networking companies, and arrived at such terminal values based on its review of the trading characteristics of the common stock of the Selected Companies. This analysis indicated a range of values of $8.24 to $14.87 per share for the stand alone case and $11.08 to $19.40 per share if potential synergies were achieved.


     Pro Forma Combined Earnings Analysis. Alex. Brown analyzed certain pro forma effects of the Merger. Based on such analysis, Alex. Brown computed the resulting accretion/dilution to the combined company's EPS estimate for the fiscal years ending 1997 and 1998, pursuant to the Merger before and after taking into account any potential cost savings and other synergies that Olicom and CrossComm could achieve if the Merger were consummated and before nonrecurring costs relating to the Merger. Alex. Brown noted that before taking into account any potential cost savings and other synergies and before certain nonrecurring costs relating to the Merger, the Merger would be approximately 9.3% dilutive and 13.2% dilutive to the combined company's EPS for the fiscal years ending 1997 and 1998, respectively. Alex. Brown also noted that after taking into account potential cost savings and other synergies for the fiscal years ending 1997 and 1998, respectively, and before nonrecurring costs relating to the Merger, the Merger would be approximately 5.8% accretive to the combined company's estimated EPS for the fiscal year ending 1997, and that the Merger would be approximately 11.4% accretive to the combined company's estimated EPS for the fiscal year ending 1998. There can be no assurance that the combined company will be able to realize savings and synergies in the amounts identified, or at all, following the Merger.

     Relevant Market and Economic Factors. In rendering its opinion, Alex. Brown considered, among other factors, the condition of the United States stock markets, particularly in the networking sector, and the current level of economic activity.

     No company used in the analysis of other publicly traded companies nor any transaction used in the analysis of selected mergers and acquisitions summarized above is identical to Olicom, CrossComm or the Merger. Accordingly, such analyses must take into account differences in the financial and operating characteristics of the Selected Companies and the companies in the Selected Transactions, together with other factors that would affect the public trading value and acquisition value of the Selected Companies and the Selected Transactions, respectively.

     While the foregoing summary describes all analyses and factors that Alex. Brown deemed material in its presentation to the Olicom Board, it is not a comprehensive description of all analyses and factors considered by Alex. Brown. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Alex. Brown believes that its analyses must be considered as a whole and that selecting portions of its analyses or of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the Alex. Brown Opinion. In performing its analyses, Alex. Brown considered general economic, market and financial conditions and other matters, many of which are beyond the control of Olicom and CrossComm. The analyses performed by Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be sold. Furthermore, no opinion is being expressed as to the prices at which shares of Olicom Common Stock may trade at any future time.

     Pursuant to a letter agreement dated December 20, 1996, between Olicom and Alex. Brown, the fees to date payable to Alex. Brown for rendering the Alex. Brown Opinion have been $350,000, which amount will be credited against the final fee of $1,000,000, payable upon consummation of the Merger. In addition, Olicom has agreed to reimburse Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. Olicom has agreed to indemnify Alex. Brown and its directors, officers, agents, employees and controlling persons, for certain costs, expenses, losses, claims, damages and liabilities related to or arising out of its rendering of services under its engagement as financial advisor.

     The Olicom Board retained Alex. Brown to act as its advisor based upon Alex. Brown having served as the lead-managing underwriter in the October 22, 1992, initial public offering of Olicom Common Stock and based upon Alex. Brown's qualifications, reputation, experience and expertise. Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. Alex. Brown may actively trade the equity securities of Olicom and CrossComm for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Alex. Brown maintains a market in Olicom Common Stock and regularly publishes research reports regarding the technology industry and the businesses and securities of Olicom and other publicly traded companies in the technology industry. Olicom did not consider or interview other firms to act as its financial advisor in connection with the Merger.

OPINION OF CROSSCOMM'S FINANCIAL ADVISOR

     Pursuant to an engagement letter dated November 18, 1996 (the "Engagement Letter"), CrossComm engaged Montgomery to act as its exclusive financial advisor for the purpose of identifying opportunities for maximizing stockholder value, including in connection with a sale of CrossComm. Montgomery is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. CrossComm selected Montgomery as its financial adviser on the basis of its experience and expertise in transactions similar to the Merger and its reputation in the technology and data communications industries and the investment community.


     At the March 19, 1997 meeting of the CrossComm Board, Montgomery delivered its oral opinion, subsequently confirmed in writing as of March 20, 1997, that the consideration to be received by CrossComm's stockholders in the Merger, when taken as a whole, is fair to CrossComm's stockholders from a financial point of view as of such date so long as the Final Closing Price is not less than $12.50 nor greater than $20.83 (subject to certain adjustments). The amount of such consideration was determined pursuant to negotiations between CrossComm and Olicom and not pursuant to recommendations of Montgomery. No limitations were imposed by CrossComm on Montgomery with respect to the investigations made or procedures followed in rendering its opinion. The full text of Montgomery's written opinion to the CrossComm Board, which sets forth the assumptions made, matters considered and limitations of review by Montgomery, is attached hereto as Appendix C and is incorporated herein by reference and should be read carefully and in its entirety in connection with this Joint Proxy Statement/Prospectus.


     THE FOLLOWING SUMMARY OF MONTGOMERY'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. MONTGOMERY'S OPINION IS ADDRESSED TO THE CROSSCOMM BOARD ONLY AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY CROSSCOMM STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE CROSSCOMM MEETING. IN FURNISHING ITS OPINION, MONTGOMERY DID NOT ADMIT THAT IT IS AN EXPERT WITHIN THE MEANING OF THE TERM "EXPERT" AS USED IN THE SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER, OR THAT ITS OPINION IS A REPORT OR VALUATION WITHIN THE MEANING OF SECTION 11 OF THE SECURITIES ACT, AND STATEMENTS TO SUCH EFFECT ARE INCLUDED IN MONTGOMERY'S OPINION. MONTGOMERY HAS NOT ASSUMED RESPONSIBILITY FOR PERFORMING THE LEVEL OF DILIGENCE OR INDEPENDENT VERIFICATION THAT WOULD BE REQUIRED FOR IT TO RENDER A REPORT OR VALUATION FOR PURPOSES OF THE SECURITIES ACT. ACCORDINGLY, MONTGOMERY BELIEVES THAT ITS OPINION SHOULD NOT BE ACCORDED THE DEGREE OF RELIANCE PLACED ON SUCH REPORTS AND VALUATIONS.


     Montgomery has informed CrossComm that in arriving at its opinion, Montgomery, among other things: (i) reviewed certain publicly available financial and other data with respect to CrossComm and Olicom, including the consolidated financial statements for recent years ending December 31, 1996 and 1995, and certain other relevant financial and operating data relating to CrossComm and Olicom made available to Montgomery from published sources and from the internal records of CrossComm; (ii) reviewed the financial terms and conditions of the draft Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, CrossComm Common Stock and Olicom Common Stock; (iv) compared CrossComm and Olicom from a financial point of view with certain other companies in the data communications industry that Montgomery deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the data communications industry that Montgomery deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of CrossComm and Olicom certain information of a business and financial nature regarding CrossComm and Olicom, including financial forecasts and related assumptions of CrossComm provided to Montgomery by the management of CrossComm and of Olicom obtained by Montgomery from third-party research analysts; and (vii) performed such other analyses and examinations as Montgomery deemed appropriate.



     In preparing its opinion, Montgomery assumed and relied upon the accuracy and completeness of all financial and other information reviewed by it for purposes of its opinion and did not assume responsibility for independent verification of any of such information. With respect to the financial forecasts for CrossComm provided to Montgomery by CrossComm's management, Montgomery assumed for purposes of its opinion that the forecasts were reasonably prepared on bases reflecting the best available estimates and judgment of CrossComm's management at the time of preparation as to the future financial performance of CrossComm and that the forecasts provided a reasonable basis upon which Montgomery could form its opinion. With respect to the financial forecasts for Olicom obtained by Montgomery from third-party research analysts, upon the advice of Olicom's management and with CrossComm's consent, Montgomery assumed that they provide a reasonable basis upon which Montgomery could form its opinion. Montgomery also assumed that there were no material changes in CrossComm's or Olicom's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to Montgomery. Montgomery relied on advice of counsel and independent accountants to CrossComm as to all legal and financial reporting matters with respect to CrossComm, the Merger and the Merger Agreement, including the legal status and financial reporting of litigation involving CrossComm. Montgomery has assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. In addition, Montgomery did not make an independent evaluation, appraisal or physical inspection of the assets or liabilities (contingent or otherwise) of CrossComm or Olicom, nor has Montgomery been furnished with any such appraisals. Management of CrossComm informed Montgomery, and Montgomery has assumed, that the Merger will be recorded as a purchase under generally accepted accounting principles. Further, Montgomery's opinion was based on economic, monetary and market conditions existing as of March 19, 1997, and on the assumption that the Merger Agreement will be consummated in accordance with the terms thereof, without any amendments thereto, and without waiver by CrossComm or Olicom of any of the conditions to their respective obligations thereunder. Accordingly, although subsequent developments may affect Montgomery's opinion, Montgomery has not assumed any obligation to update, revise or reaffirm its opinion.


     Set forth below is a brief summary of selected analyses presented by Montgomery to the CrossComm Board on March 19, 1997, in connection with its opinion.


     Summary of Proposal. Montgomery reviewed the terms of the proposed transaction, including the Exchange Ratio, the cash consideration, the right to receive Warrants, and the aggregate transaction value. Montgomery reviewed the implied value of the consideration offered based upon the average of the high and low share prices of Olicom's common stock for the ten trading days prior to March 19, 1997. This analysis showed that the implied value of the Olicom merger proposal as of March 19, 1997, was approximately $10.00 per share of CrossComm Common Stock, for a total of approximately $99.0 million. Montgomery also reviewed with the CrossComm Board indications of interest expressed by companies other than Olicom regarding possible business combinations with CrossComm.


     Selected Comparable Merger Analysis. Montgomery reviewed with the CrossComm Board certain publicly available financial information for selected mergers and acquisitions of data communications companies.

     Montgomery reviewed the acquisition prices paid in other acquisition transactions involving data communications companies based upon a multiple of equity value (determined by multiplying the number of shares outstanding by the market value per share on the respective closing dates for each transaction) to LTM revenue (reported aggregate revenue during prior four quarters) and a multiple of equity value to LTM net income (reported aggregate net income during prior four quarters) for the following transactions involving data communications companies (to the extent information was available): Newbridge Networks/UB Networks, Northern Telecom/MICOM Communications, Whittaker/Xyplex, Raytheon/Xyplex, Storage Tek/ Network Systems, Network Systems Corp./Bytex Corp. and DCA Holdings Inc./Digital Communications Associates. This analysis yielded a relevant range of multiples for equity value to LTM revenues of 1.0 to 1.2. The comparable multiples for the acquisition of CrossComm by Olicom, based on CrossComm's LTM revenues, imply aggregate values ranging from approximately $89.0 million to $98.0 million. Montgomery determined that comparable multiples for CrossComm's LTM net income were not meaningful as CrossComm's LTM net income was negative for such time period.


     Montgomery also examined the acquisition premiums paid in over 50 acquisitions of publicly traded technology companies. The transactions reviewed for this analysis included 14 acquisitions in the data communications industry completed since September 1993. Montgomery compared, among other things, the premiums represented by the consideration paid in these 14 transactions as a percentage of the market price for the target company's stock at one, seven and thirty days prior to announcement of the transaction. In the time period 30 days prior to the date of the CrossComm Board meeting at which the Merger was approved, this analysis yielded premiums of -1.3% to 76.4%, with an average of 30.0%. The comparable premium for the acquisition of CrossComm by Olicom is 23% based upon the average stock price 30 days prior to announcement. Montgomery also calculated the average stock price of CrossComm Common Stock for the period beginning November 26, 1996, through January 13, 1997, at $5.50. Using this median stabilized stock price, Montgomery informed the CrossComm Board that the calculation would yield an 82% premium. In comparable transactions accounted for as pooling transactions, the average premium was 29% over the 30 day time period and, in comparable transactions accounted for as purchases, the average premium was 34% over the 30 day time period.


     No company or transaction used in the above analyses as a comparison is identical to CrossComm, Olicom or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and transactions, and other factors that could affect the public trading value of the companies and transactions with which CrossComm, Olicom and the Merger are being compared.


     Comparable Public Company Analysis. Using public and other available information, Montgomery reviewed various historical and projected financial, operating and stock market data of CrossComm in comparison to certain publicly traded technology companies that it considered relevant for purposes of this analysis. Included among these comparable companies are the following data communications companies: Gandalf Technologies Inc., Osicom Technologies, Inc., Madge, Olicom, Proteon, Inc., and Whittaker Corporation.



     Montgomery compared, among other things, the valuation of the consideration to be paid in the Merger for CrossComm to the median valuation of the comparable companies using an adjusted market value analysis calculated as follows: adjusted market value was determined by subtracting cash and cash equivalents from the comparable company's equity value. Montgomery determined that the public companies valued under this method had a relevant range of multiples over LTM revenue ranging from 0.8 to 1.1. Based on the analysis of publicly traded comparable companies, Montgomery determined that CrossComm's implied market value ranged from approximately $84.0 million to approximately $98.0 million, or $8.00 to $10.00 per share of CrossComm Common Stock.



     Discounted Cash Flow Analysis. In performing its analyses of CrossComm, Montgomery also relied upon a discounted cash flow analysis. In such an analysis, Montgomery estimated a range of equity valuations for CrossComm based upon an analysis of financial forecasts through CrossComm's fiscal year ending December 31, 2001, that Montgomery developed after discussions with management of CrossComm.


     To arrive at an equity valuation of CrossComm, Montgomery discounted the after-tax cash flows that resulted from the aforementioned financial forecasts. The after-tax cash flows were discounted using discount rates ranging from 25% to 35%, based upon a variety of factors including, among other things, the size of the business, history of profitability, market growth, market dynamics, and the cost of equity for other comparable data communications companies. The range of discount rates also reflects the risk assumptions applied by Montgomery to the financial forecasts. Montgomery added to the present value of the cash flows the terminal value of CrossComm as of December 31, 2001, discounted back at the same discount rates. The terminal value was computed by multiplying CrossComm's projected revenue in the year 2001 by a revenue multiple of 1.1 (the average of comparable transactions in public comparable company analysis). Based on such assumptions, Montgomery's discounted cash flow analyses indicated a range of aggregate values for CrossComm from $71 million to $83 million.

     Contribution Analysis. CrossComm stockholders will receive approximately 20% of the total shares outstanding of the combined companies after the Merger is completed. To compare this ownership percentage to the relative contribution made to the combined companies, Montgomery analyzed the contribution of each of CrossComm and Olicom to certain statement of operations items for the combined companies on a pro forma basis. Montgomery analyzed the statement of operations contribution of each of CrossComm and Olicom to the combined companies on a pro forma basis for the year ending December 31, 1996, using financial forecasts of CrossComm and Olicom provided by management of CrossComm with respect to CrossComm and third party research analysts with respect to Olicom. This analysis showed, among other things, that assuming no revenue enhancement or cost savings arising from the combination of the two companies, CrossComm would contribute 19% of the combined companies' 1997 forecasted total revenues and 8% of the combined companies' 1997 forecasted operating income. Based on such analysis, Montgomery concluded that, notwithstanding the premium to be received by CrossComm's stockholders, the Merger would be non-dilutive to the combined companies' 1997 forecasted operating income, which representatives of Olicom had indicated would be an important factor in determining whether to proceed with the transaction.

     The summary set forth above does not purport to be a complete description of all analyses and examinations actually performed by Montgomery or a complete description of the presentation made by Montgomery to the CrossComm Board. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Montgomery believes that such analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all such analyses and factors, would create an incomplete view of the analyses set forth in its presentation to the CrossComm Board. In addition, Montgomery may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that valuations resulting from any particular analysis should not be taken to be Montgomery's view of the actual value of CrossComm or the combined companies.


     In performing its analyses, Montgomery made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CrossComm or Olicom. The analyses performed by Montgomery are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Montgomery's analysis of the fairness of the Merger to CrossComm and were provided to the CrossComm Board in connection with the delivery of Montgomery's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Montgomery used in its analyses various projections of future performance prepared by the management of CrossComm and third party research analysts. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.



     As described above, Montgomery's opinion and presentation to the CrossComm Board were among the many factors taken into consideration by the CrossComm Board in making its determination to approve, and to recommend that CrossComm's stockholders approve, the Merger.



     Pursuant to the Engagement Letter, CrossComm is obligated to pay Montgomery
(i) a retainer fee of $50,000, and (ii) an additional fee of $100,000 following the delivery of its opinion, both of which will be credited against any fee payable to Montgomery upon consummation of the Merger. Upon consummation of the Merger, CrossComm will become obligated to pay Montgomery a fee of $400,000 plus an amount equal to 3.5% of the excess of the total merger consideration over the value of CrossComm's cash and cash equivalents at the time of the Merger. CrossComm's cash and cash equivalents were $43,097,000 at March 31, 1997. CrossComm has also agreed to reimburse Montgomery for its reasonable out-of-pocket expenses. Pursuant to a separate letter agreement, CrossComm has agreed to indemnify Montgomery, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.


     In the ordinary course of its business, Montgomery trades securities of CrossComm and Olicom for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Certain partners of Montgomery may also own shares of CrossComm Common Stock and Olicom Common Stock.

OPERATIONS FOLLOWING THE MERGER


     Following the Merger, CrossComm will continue its operations as a wholly-owned subsidiary of Olicom. Upon consummation of the Merger, the members of CrossComm's Board of Directors will be Jan Bech, Lars Stig Nielsen, Michael Camp and Boje Rinhart. The membership of the Olicom Board will remain unchanged as a result of the Merger. The stockholders of CrossComm will become stockholders of Olicom, and their rights as stockholders will be governed by the Olicom Articles and the Companies Act. See "Comparison of Stockholder Rights Under the Laws of Denmark and Delaware."

REGULATORY MATTERS

     Under the HSR Act, and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. Each of Olicom and CrossComm have filed a Notification and Report Form required under the HSR Act with the FTC and the Antitrust Division, together with a request for early termination of the applicable 30-day waiting period. At any time before or after consummation of the Merger, the FTC, the Antitrust Division, the state attorneys general or others could take action under the antitrust laws with respect to the Merger, including seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of Olicom or CrossComm.

     Based on information available to them, Olicom and CrossComm believe that the Merger can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, Olicom and CrossComm would prevail or would not be required to accept certain conditions, possibly including certain divestitures or hold-separate arrangements, in order to consummate the Merger.

ANTICIPATED ACCOUNTING TREATMENT

     Olicom intends to use purchase accounting with respect to the Merger for both Denmark and United States financial accounting purposes. Accordingly, the aggregate fair value of the consideration paid by Olicom in connection with the Merger will be allocated to CrossComm's assets based on their fair values as of the Effective Time, and the results of operations of CrossComm will be included in Olicom's consolidated results of operations only for periods subsequent to the Effective Time. Consummation of the Merger Agreement is not subject to the availability or use of a specific method of accounting.

RESALES OF OLICOM COMMON STOCK; AFFILIATES AGREEMENTS

     The Olicom Common Stock issued pursuant to the Merger or purchased on exercise of Warrants will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any CrossComm stockholder who may be deemed to be an "affiliate" of CrossComm or Olicom for purposes of Rule 145 under the Securities Act. It is expected that the directors and officers of CrossComm (including Mr. Witkowicz, a director, officer and 10% stockholder of CrossComm) will enter into an agreement with Olicom providing that such affiliate will not transfer any Olicom Common Stock received in the Merger except in compliance with the Securities Act. This Joint Proxy Statement/Prospectus does not cover resales of Olicom Common Stock received by any person who may be deemed to be such an affiliate of CrossComm.

APPRAISAL RIGHTS

     Holders of CrossComm Common Stock are entitled to appraisal rights under
Section 262 of the DGCL ("Section 262"), the text of which is attached as Appendix D hereto. The description of appraisal rights contained in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to Section 262.


     If the Merger is completed, holders of CrossComm Common Stock who object to the Merger and who have fully complied with the provisions of Section 262 may have the right to require the Surviving Corporation to pay them the appraised value of their CrossComm Common Stock. Shares of CrossComm Common Stock which are outstanding immediately prior to the Effective Time and which are held by CrossComm stockholders who (a) have not voted such CrossComm Common Stock in favor of the Merger, and (b) have delivered to CrossComm a written demand for appraisal of such CrossComm Common Stock prior to the CrossComm Meeting for consideration of the Merger, in the manner provided in Section 262 (the "Dissenting Shares"), and (c) have continuously held such CrossComm Common Stock from the date of the written demand for appraisal through the Effective Time, will not be exchanged into or represent the right to receive the Merger Consideration, but instead the holders thereof will be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262. However, (i) if any holder of Dissenting Shares subsequently delivers a written withdrawal of such holder's demand for appraisal of such Dissenting Shares within 60 days after the Effective Time (or thereafter, with the written approval of the Surviving

Corporation), (ii) if any holder fails to establish such holders' entitlement to appraisal rights as provided in such Section 262, or (iii) if neither any holder of Dissenting Shares nor the Surviving Corporation files a petition with the Delaware Court of Chancery demanding a determination of the value of all Dissenting Shares within the time provided in Section 262, such holder or holders will forfeit the right to appraisal of such Dissenting Shares, and such Dissenting Shares may thereupon be deemed to have been converted as of the Effective Time into the right to receive, and to have become exchangeable for, the Merger Consideration. If no instructions are indicated on proxies received by CrossComm, such proxies will be voted for the proposal to approve the Merger Agreement at the CrossComm Meeting. Those CrossComm stockholders who return their proxies without instructions, resulting in a vote for the approval of the Merger Agreement, will therefore not be entitled to appraisal rights.


     FAILURE TO TAKE ANY NECESSARY STEPS WILL RESULT IN A TERMINATION OR WAIVER OF THE RIGHTS OF THE HOLDER UNDER SECTION 262. A PERSON HAVING A BENEFICIAL INTEREST IN CROSSCOMM COMMON STOCK THAT IS HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A TRUSTEE OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE REQUIREMENTS OF SECTION 262 IN A TIMELY MANNER IF SUCH PERSON ELECTS TO DEMAND APPRAISAL OF SUCH SHARES.


     Any holder of record of CrossComm Common Stock electing to demand the appraisal of such shares under Section 262 must (i) deliver to CrossComm, prior to the CrossComm Meeting, a written demand for appraisal of such shares and (ii) not vote in favor of approval of the Merger Agreement. A holder of record of CrossComm Common Stock electing to take such action must do so by a separate written demand that reasonably informs CrossComm of such holder's identity and of such holder's intention thereby to demand the appraisal of such holder's shares of CrossComm Common Stock. A proxy or vote against approval of the Merger Agreement does not constitute such a demand.



     Only the holder of record of CrossComm Common Stock is entitled to assert appraisal rights for the CrossComm Common Stock registered in that holder's name. The demand should be executed by or for the holder of record, fully and correctly, as the holder's name appears on the holder's stock certificates. If the CrossComm Common Stock is owned of record in a fiduciary capacity (such as by a trustee, guardian or custodian) execution of the demand should be made in that capacity, and if the CrossComm Common Stock is owned of record by more than one person (as in a joint tenancy or tenancy in common) the demand should be executed by or for all owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the identified record owner or owners. A record holder, such as a broker, who holds CrossComm Common Stock as nominee for the beneficial owners may exercise the holder's right of appraisal with respect to the CrossComm Common Stock held for all or less than all of such beneficial owners. In such case, the written demand should set forth the number of shares of CrossComm Common Stock covered by the written demand. Where no number of shares of CrossComm Common Stock is expressly mentioned, the demand will be presumed to cover all shares of CrossComm Common Stock standing in the name of the record owner.


     Within ten days after the Effective Time, the Surviving Corporation is required to send notice as to the effectiveness of the Merger to each person who has satisfied the foregoing conditions.


     Within 120 days after the Effective Time, the Surviving Corporation or any holder of CrossComm Common Stock who has satisfied the foregoing conditions and is otherwise entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the CrossComm Common Stock of all such holders. Holders of CrossComm Common Stock seeking to exercise appraisal rights should not assume that Olicom or the Surviving Corporation will file a petition with respect to the appraisal of the value of their Dissenting Shares or that Olicom or the Surviving Corporation will initiate any negotiations with respect to the "fair value" of such Dissenting Shares. ACCORDINGLY, HOLDERS OF CROSSCOMM COMMON STOCK SEEKING TO ASSERT APPRAISAL RIGHTS SHOULD REGARD IT AS THEIR OBLIGATION TO INITIATE ALL NECESSARY ACTION

WITH RESPECT TO THE PERFECTION OF THEIR APPRAISAL RIGHTS WITHIN THE TIME PERIODS PRESCRIBED IN SECTION 262.


     Within 120 days after the Effective Time, any holder of CrossComm Common Stock who has complied with the requirements for exercise of appraisal rights, as discussed above, is entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of CrossComm Common Stock not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such CrossComm Common Stock. The Surviving Corporation is required to mail such statement within ten days after it receives a written request therefor or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later.

     If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which holders of CrossComm Common Stock are entitled to appraisal rights and will appraise the Dissenting Shares owned by such holders, determining their "fair value" exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the "fair value." Any such judicial determination of the "fair value" of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Merger and the market value of the Dissenting Shares, including, without limitation, asset values, the investment value of the shares of CrossComm Common Stock and any other valuation considerations generally accepted in the investment community, including, without limitation, if appropriate, factors such as dividends, earnings prospects, the nature of the enterprise and any other facts which would be ascertained as of the date of the Merger which throw any light on future prospects of the surviving corporation. The value so determined for Dissenting Shares could be more or less than the Merger Consideration to be paid pursuant to the Merger. The costs of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a holder of CrossComm Common Stock, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any such holder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of the shares entitled to an appraisal.


     After the Effective Time, any holder of CrossComm Common Stock who has duly demanded an appraisal in compliance with Section 262 will not be entitled to vote the Dissenting Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Dissenting Shares (other than those payable or deemed to be payable to CrossComm stockholders of record as of a date prior to the Effective Time).


     A holder of CrossComm Common Stock will fail to perfect, or effectively lose, such holder's right to appraisal if no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, or if after the Effective Time such holder delivers to the Surviving Corporation a written withdrawal of such holder's demand for an appraisal and an acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of the Surviving Corporation.

     In the event that an appraisal proceeding is instituted in a timely manner, such proceeding may not be dismissed as to any holder of CrossComm Common Stock who has perfected such stockholder's right of appraisal without the approval of the Delaware Court of Chancery.


     Pursuant to the Merger Agreement, it is a condition to the obligation of Olicom and MergerSub to effect the Merger that, as of the taking of the vote at the CrossComm Meeting with respect to the Merger, holders of no more than 15% of the issued and outstanding shares of CrossComm Common Stock shall have duly demanded and perfected, and not withdrawn or forfeited, demands for appraisal rights under the DGCL. See "The Agreement and Plan of Reorganization -- Conditions to the Merger."



     The provisions of Section 262 of the DGCL are technical in nature and complex. Stockholders of CrossComm desiring to exercise appraisal rights and obtain appraisal of the value of their CrossComm

Common Stock should consult counsel, since the failure to comply strictly with the provisions of Section 262 of the DGCL may result in a waiver or forfeiture of their appraisal rights.


     Any demands, notices, certificates or other documents to be delivered to CrossComm prior to the Merger may be sent to: CrossComm Corporation, attention Chief Financial Officer, 450 Donald Lynch Boulevard, Marlborough, Massachusetts 01752-4720.

                    THE AGREEMENT AND PLAN OF REORGANIZATION

THE MERGER

     Pursuant to the Merger Agreement, a newly-formed, wholly-owned subsidiary of Olicom will be merged with and into CrossComm, with CrossComm to be the surviving corporation of the Merger and thus to become a wholly-owned subsidiary of Olicom. The discussion in this Joint Proxy Statement/Prospectus of the Merger and the description of the principal terms and conditions of the Merger Agreement are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this Joint Proxy Statement/Prospectus as Appendix A and is incorporated herein by reference. You are urged to read the Merger Agreement in its entirety.


     The operation of the Exchange Ratio and the Warrant Exchange Ratio is illustrated by the following table, which compares the value of the Merger Consideration, including the components thereof, at various possible Final Closing Prices:



    FINAL                                            MERGER CONSIDERATION EXPRESSED AS
CLOSING PRICE                                    VALUE PER SHARE OF CROSSCOMM COMMON STOCK
-------------                                   --------------------------------------------
                                                            OLICOM
                                                CASH     COMMON STOCK    WARRANTS*    TOTAL
                                                -----    ------------    ---------    ------
  $12.50......................................  $5.00       $3.33          $0.24      $ 8.57
   14.50......................................   5.00        3.87           0.35        9.22
   15.54......................................   5.00        4.14           0.41        9.55
   18.50......................................   5.00        4.93           0.62       10.55
   20.83......................................   5.00        5.56           0.81       11.37


---------------


     * The value of the Warrants is calculated in the manner described in "Exchange of Shares" and may vary if certain underlying assumptions change prior to the calculation of the Final Closing Price.



     The foregoing table is presented for illustration purposes only, and no inference is intended or should be drawn therefrom concerning the actual Final Closing Price which may occur or the value of the resulting Merger Consideration (or any component thereof). Moreover, CrossComm stockholders should be aware that the actual market value of a share of Olicom Common Stock at the Effective Time and at the time at which certificates for such shares are delivered following surrender and exchange of certificates for shares of Olicom Common Stock may be more or less than the Final Closing Price. THE VALUE OF THE MERGER CONSIDERATION THAT MAY BE RECEIVED BY HOLDERS OF CROSSCOMM COMMON STOCK IN CONNECTION WITH THE MERGER COULD BE LESS THAN THE PRICE AT WHICH SHARES OF CROSSCOMM COMMON STOCK HAVE TRADED AT CERTAIN TIMES DURING RECENT MONTHS. CROSSCOMM STOCKHOLDERS ARE URGED TO OBTAIN INFORMATION ON THE TRADING PRICE OF OLICOM COMMON STOCK THAT IS MORE RECENT THAN THAT PROVIDED HEREIN. See "Comparative Market Price and Dividend Information."


EXCHANGE OF SHARES


     At the Effective Time, each share of CrossComm Common Stock will be exchanged for $5.00 in cash, 0.2667 shares of Olicom Common Stock, subject to adjustment, and Warrants to purchase 0.1075 shares of Olicom Common Stock at an exercise price of $19.74 per whole share. No fractional shares of Olicom

Common Stock and no Warrants to purchase fractional shares will be issued in the Merger. Instead, each CrossComm stockholder who would otherwise be entitled to receive a fraction of a share of Olicom Common Stock will receive an amount of cash equal to the Final Closing Price multiplied by the fraction of a share of Olicom Common Stock to which the stockholder would otherwise be entitled. Further, each CrossComm stockholder who would otherwise be entitled to receive a Warrant to purchase a fractional share of Olicom Common Stock will receive an amount of cash equal to the value of a Warrant (determined in the manner described herein) multiplied by the fraction of a Warrant to which the stockholder would otherwise be entitled. The value of a Warrant (the "Warrant Unit Consideration") will be calculated using the Black-Scholes Formula using a volatility equal to the 52-week historical weekly volatility of Olicom Common Stock and a risk-free rate of interest equal to the yield to maturity for a United States Treasury Note with a three-year maturity, as reported by Bloomberg on its historical yield curve page, and will be determined by and agreed upon by each of the financial advisors to Olicom and CrossComm prior to the Closing, which agreement may not be unreasonably withheld. On this basis, a holder of 100 shares of CrossComm Common Stock would receive $500 in cash, 26 shares of Olicom Common Stock (together with cash in lieu of 0.67 shares of Olicom Common Stock), and a Warrant to purchase 10 shares of Olicom Common Stock (and cash in lieu of a Warrant to purchase 0.75 shares of Olicom Common Stock).



     Based on the capitalization of Olicom and CrossComm as of May 2, 1997, if the proposed Merger is approved and becomes effective, Olicom stockholders immediately prior to the Effective Time will own approximately 85.5% of the outstanding Olicom Common Stock at the Effective Time (approximately 79.8% on a fully-diluted basis that gives effect to the exercise of all Warrants), and CrossComm stockholders immediately prior to the Effective Time will own approximately 14.5% of the outstanding Olicom Common Stock at the Effective Time (approximately 20.2% on a fully-diluted basis that gives effect to the exercise of all Warrants).


ASSUMPTION OF OPTIONS

     At the Effective Time, each outstanding CrossComm Option, whether vested or unvested, will be assumed by Olicom. Each such CrossComm Option so assumed by Olicom under the Merger Agreement will continue to have, and be subject to, the same terms and conditions set forth in the CrossComm Option Plans and the documents governing the outstanding options under those plans, immediately prior to the Effective Time, except that (i) such option will be exercisable for the number of whole shares of Olicom Common Stock equal to the product of the number of shares of CrossComm Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Option Exchange Ratio (as defined below) and rounded down to the nearest whole number of shares of Olicom Common Stock, and (ii) the per share exercise price for the shares of Olicom Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of CrossComm Common Stock at which such option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent. As used in the Merger Agreement, the "Option Exchange Ratio" equals (1) the sum of (x) $5.00, plus (y) the Warrant Exchange Ratio multiplied by the Warrant Unit Consideration plus (z) the Exchange Ratio, multiplied by the Final Closing Price, which result will be divided by (2) the Final Closing Price. The other terms of the CrossComm Options, including vesting schedules, will remain unchanged. Olicom will file a registration statement on Form S-8 with the Commission with respect to the shares of Olicom Common Stock issuable upon exercise of the assumed CrossComm Options.


     As of the Record Date, 1,723,088 shares of CrossComm Common Stock were subject to outstanding CrossComm Options. Upon the assumption of such options by Olicom on consummation of the Merger, and based on an assumed Option Exchange Ratio of .6149 (calculated for this purpose on the basis of the average high and low sales prices for Olicom Common Stock for the ten trading days immediately preceding, but excluding, the Record Date and a Warrant Unit Consideration of $3.86), approximately 1,060,000 shares of Olicom Common Stock will be subject to such options. See the discussion set forth in the immediately preceding paragraph for a description of the manner in which the Option Exchange Ratio will actually be determined.

CROSSCOMM EMPLOYEE STOCK PURCHASE PLAN


     If it is determined on or before June 20, 1997, that the Effective Time will occur before July 1, 1997, the CrossComm Board will give notice to the holders of all outstanding purchase rights under the CrossComm ESPP that all outstanding options thereunder will be cancelled as of the Effective Date. However, prior to the Effective Date, each holder of a purchase right under the CrossComm ESPP will have the right to exercise such option in full based on payroll deductions then credited to his or her account as of a date determined by the CrossComm Board, which date may not be less than ten days preceding the Effective Time, whereupon each such outstanding purchase right shall be deemed to be exercised as described in such clause. The CrossComm ESPP, and all outstanding purchase rights thereunder, will terminate with such exercise date, and no purchase rights will be subsequently granted or exercised under the CrossComm ESPP. If it is determined on or before June 20, 1997, that the Effective Time will occur on or after July 1, 1997, CrossComm will take such actions as are necessary to cause the Offering (as defined in the CrossComm
ESPP) scheduled to commence on July 1, 1997, to be postponed until the earlier of such time as is determined by the Surviving Corporation or the termination of the Merger Agreement.


EXCHANGE OF CERTIFICATES


     Promptly after the Effective Time, a letter of transmittal with instructions will be mailed to each CrossComm stockholder for use in exchanging CrossComm Common Stock certificates for Olicom Common Stock certificates and Warrant certificates, and the cash portion of the Merger Consideration (together with cash in lieu of fractional shares of Olicom Common Stock and Warrants to purchase fractional shares). Upon surrender of a CrossComm Common Stock certificate for cancellation to American Stock Transfer & Trust Company, or to such other agent or agents as may be appointed by Olicom, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such certificate shall be entitled to receive in exchange therefor certificates evidencing the number of whole shares of Olicom Common Stock, the number of Warrants to purchase whole shares of Olicom Common Stock, the cash portion of the Merger Consideration, and payment in lieu of fractional shares of Olicom Common Stock and Warrants to purchase fractional shares which such holder has the right to receive in exchange for his or her shares of CrossComm Common Stock.



     Immediately after the Effective Time, each outstanding certificate for shares of CrossComm Common Stock will be deemed for all corporate purposes, other than the payment of dividends, to evidence the number of whole shares of Olicom Common Stock, the number of Warrants to purchase whole shares of Olicom Common Stock, and the cash portion of the Merger Consideration for which such shares of CrossComm Common Stock shall have been so exchanged, together with the right to receive an amount in cash in lieu of the issuance of any fractional shares of Olicom Common Stock or Warrants to purchase fractional shares. No interest will be paid or accrued on any amount payable or due on the surrender of CrossComm Common Stock certificates. No dividends or other distributions with respect to Olicom Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered CrossComm Common Stock certificate until the holder of record of such certificate surrenders such certificate. Subject to applicable law, following surrender of any such certificate, there shall be paid to the record holder of the certificates representing whole shares of Olicom Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such shares of Olicom Common Stock.


     If any certificate for shares of Olicom Common Stock or any certificate evidencing Warrants is to be issued in a name other than that in which the CrossComm Common Stock certificate originally surrendered with respect thereto is registered, it will be a condition of the issuance thereof that the CrossComm Common Stock certificate so surrendered be properly endorsed and otherwise be in proper form for transfer, and that the person requesting such exchange shall have paid to Olicom or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Olicom Common Stock or Warrants in any name other than that of the registered holder of the CrossComm Common Stock certificate originally surrendered, or shall have established to the satisfaction of Olicom or any agent designated by it that such tax has been paid or is not payable.

     HOLDERS OF CROSSCOMM COMMON STOCK CERTIFICATES SHOULD NOT SUBMIT THEIR CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

NOTIFICATION REGARDING OPTIONS


     Following the Effective Time, Olicom will issue to each person who, immediately prior thereto, was a holder of an outstanding CrossComm Option, a document evidencing the assumption of such option by Olicom. Such assumption will be automatic and no action will be required on the part of the option holder to convert such holder's CrossComm Option into an option to purchase shares of Olicom Common Stock.


REPRESENTATIONS, WARRANTIES AND COVENANTS

     The Merger Agreement contains various representations and warranties of the parties, including representations by Olicom, CrossComm and MergerSub as to their organization and capitalization, their authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the existence of certain liabilities and the absence of certain material undisclosed liabilities and material changes in their businesses. Such representations and warranties will not survive consummation of the Merger.

     Under the terms of the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, each of CrossComm and Olicom has agreed (except to the extent expressly contemplated by the Merger Agreement or as consented to in writing by the other), to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as theretofore conducted, to pay and to cause its subsidiaries to pay debts and taxes when due (subject to good faith disputes over such debts or taxes), to pay or perform other obligations when due, and to use all reasonable efforts (under the circumstances) to preserve intact its and its subsidiaries' present business organizations, use its reasonable efforts to keep available the services of its and its subsidiaries' present officers and key employees and use its reasonable efforts consistent with past practice to preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it or its subsidiaries, to the end that its and its subsidiaries' goodwill and ongoing businesses will be unimpaired at the Effective Time. Each of CrossComm and Olicom agreed to promptly notify the other of any event or occurrence which would have a material adverse effect on it and its subsidiaries. Each of CrossComm and Olicom agreed that it will not, among other things, do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of the other and except as expressly contemplated by the Merger Agreement: (i) cause or permit any amendments to the CrossComm Certificate or CrossComm's Bylaws (in the case of CrossComm), the Olicom Articles or Olicom's Rules of Procedure, except as may be required to increase the share capital of Olicom (in the case of Olicom), or equivalent charter or organizational documents of any subsidiary; (ii) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries; or (iii) take, or agree in writing or otherwise to take, any of the actions described in (i) and (ii) above, or any action which would make any of its representations or warranties contained in the Merger Agreement to be untrue or incorrect or prevent it from performing or cause it not to perform its covenants thereunder.

NO SOLICITATION OF TRANSACTIONS

     CrossComm has further agreed that it and its subsidiaries, together with the officers, directors, employees or other agents of CrossComm and its subsidiaries, (i) will not, directly or indirectly, take any action to solicit, initiate or encourage any inquiries or proposals that constitute, or which could reasonably be expected to lead to, an Acquisition Proposal (as defined below),
(ii) will not, directly or indirectly, subject to the terms of the immediately following paragraph, engage in negotiations or discussions with, or disclose any nonpublic information relating to CrossComm or any of its subsidiaries to, or afford access to the properties, books or records of CrossComm or any of its subsidiaries to, any person with regard to an Acquisition Proposal, and (iii) will immediately terminate any existing activities, discussions or negotiations with any person, firm or entity conducted prior to the date of the Merger Agreement with respect to any of the foregoing and inform any such person, firm or entity of the obligations undertaken by CrossComm in the Merger Agreement with respect to the foregoing; provided, however, that the foregoing will not prohibit the CrossComm Board from taking and disclosing to CrossComm's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.


     Notwithstanding the foregoing, if (i) an unsolicited bona fide written Acquisition Proposal, or an unsolicited bona fide expression of interest that CrossComm reasonably expects could lead to a Acquisition Proposal, is received by the CrossComm Board, (ii) the CrossComm Board believes in good faith that such Acquisition Proposal would, if consummated, result in a Superior Proposal,
(iii) the CrossComm Board determines in good faith that it is necessary for the CrossComm Board to comply with its fiduciary duties to CrossComm's stockholders under applicable law by considering the Superior Proposal and taking actions consistent with the process described herein with respect thereto, and (iv) that the party making such Superior Proposal has the financial means, or the ability to obtain the necessary financing, to consummate such transaction (with the understanding that the foregoing does not prohibit CrossComm from engaging in discussions with such party for the limited purpose of determining that such party has the financial means, or ability to obtain the necessary financing, to consummate such transaction), then CrossComm and its subsidiaries, together with their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives, may (consistent with the foregoing) furnish in connection therewith information, enter into discussions and negotiations, recommend such Superior Proposal to CrossComm's stockholders and take such other actions as are consistent with the fiduciary obligations of the CrossComm Board, and such actions will not be considered a breach of the Merger Agreement. In each such event, CrossComm is required to notify Olicom of such determination by the CrossComm Board and provide Olicom with a written summary in reasonable detail of the Superior Proposal (including, without limitation, the identity of the offeror and the terms thereof) received from such third party, together with a copy of all documents containing or referring to non-public information of CrossComm that are supplied to such third party and that were not previously supplied to Olicom. In addition, in order for the foregoing actions not to be considered a breach of the Merger Agreement (x) CrossComm cannot provide any material non-public information to any such third party if it has not prior to the date thereof provided such information to Olicom or Olicom's representatives, and (y) CrossComm must provide such non-public information pursuant to a binding non-disclosure agreement with terms no less favorable as to confidential information as the confidentiality agreement between Olicom and CrossComm entered into in contemplation of the Merger.

     Further, CrossComm has agreed that it will not permit the CrossComm Board to adopt any Acquisition Proposal unless CrossComm has terminated the Merger Agreement and paid Olicom all amounts payable to Olicom pursuant to the Merger Agreement. CrossComm has agreed to notify Olicom promptly (and, in any event, no later than 24 hours) after receipt by CrossComm (or its advisors) of any Acquisition Proposal or obtaining actual knowledge that any person is submitting an Acquisition Proposal or any request for non-public information relating to CrossComm or any of its subsidiaries or for access to the properties, books or records of CrossComm or any of its subsidiaries by any person that has advised CrossComm that it may be considering making, or that has made, an Acquisition Proposal and will keep Olicom fully informed of the status and details of any such Acquisition Proposal, notice, request or any correspondence or communications related thereto and will provide Olicom with a written summary in reasonable detail of such Acquisition Proposal, notice or request or correspondence or communications related thereto (including the identity of the offeror and the complete terms and conditions of such Acquisition Proposal).

     For purposes of the Merger Agreement, "Acquisition Proposal" means any written offer or proposal for, or any written indication of interest in, a merger or other business combination involving CrossComm or the acquisition of 25% or more of the outstanding shares of capital stock of CrossComm, or the sale or transfer of all or substantially all of the assets (excluding the sale or disposition of assets in the ordinary course of business) of CrossComm, other than the transactions contemplated by the Merger Agreement.

CONDITIONS TO THE MERGER


     Each party's obligations to consummate and effect the Merger is subject to, among other things, the approval by the requisite votes of the stockholders of Olicom and CrossComm, the Commission having declared the Registration Statement effective, and the satisfaction at or prior to the Effective Time of these additional conditions: (a) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or rendering the consummation of the Merger illegal, or any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing; (b) the receipt of all necessary state securities and "blue sky" permits; (c) all material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any governmental entity necessary for the consummation of the transactions contemplated by the Merger Agreement and the Certificate of Merger will have been filed, expired or been obtained, other than those that, individually or in the aggregate, the failure to be filed, expired or obtained would not (i) as to such authorizations and approvals required of Olicom, in the reasonable opinion of CrossComm after consultation with Olicom, have a material adverse effect on Olicom, and (ii) as to such authorizations and approvals required of CrossComm, in the reasonable opinion of Olicom after consultation with CrossComm, have a material adverse effect on CrossComm; (d) the filing with the Nasdaq National Market of (i) a Notification Form for Listing of Additional Shares with respect to the shares of Olicom Common Stock issuable in connection with the Merger, upon the exercise of the Warrants and upon exercise of the options under the CrossComm Option Plans assumed by Olicom, and (ii) a Nasdaq National Market Application for Initial Inclusion with respect to the Warrants; (e) the approval of the listing of the Warrants on the Nasdaq National Market upon official notification thereof; and (f) the registration by the Commercial and Companies Agency of the Kingdom of Denmark of the Olicom Common Stock issuable in the Merger, to the extent required by the Companies Act, and the amendment of the Olicom Articles that is required to increase the share capital of Olicom.


     The obligations of CrossComm to effect the Merger are subject to, among other things, the satisfaction at or prior to the Effective Time of each of the following conditions, unless waived in writing by CrossComm: (a) the representations and warranties of Olicom and MergerSub in the Merger Agreement shall be true and correct as of the date when made and as of the Effective Time, except to the extent that any such representation and warranty speaks as of an earlier date, with the same force and effect as if made on and as of the Effective Time, except for changes expressly contemplated by the Merger Agreement and such inaccuracies as individually or in the aggregate that would not have a material adverse effect on Olicom (and CrossComm shall have received a certificate to such effect signed on behalf of Olicom by its Managing Director and Chief Financial Officer); (b) Olicom and MergerSub shall have performed or complied in all material respects with all covenants, obligations, conditions and agreements required by the Merger Agreement to be performed or complied with by them on or prior to the Effective Time (and CrossComm shall have received a certificate to such effect signed on behalf of Olicom by its Managing Director and Chief Financial Officer); (c) there shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of Olicom and its subsidiaries, taken as a whole, as a consequence of
(i) the occurrence of acts of God, fire, war, strikes and other similar events beyond the reasonable control of Olicom the result of which (or the reasonably likely result of which) is (or will be) the substantial impairment of the value of the business of Olicom and its subsidiaries, taken as a whole, or (ii) a material change in the political or economic environment in the Kingdom of Denmark the result of which (or the reasonably likely result of which) is (or will be) the substantial impairment of the value of the business of Olicom and its subsidiaries, taken as a whole; (d) CrossComm shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Olicom or any of its subsidiaries or otherwise, except where the failure to obtain such consent or approval would not have a material adverse effect on Olicom; and (e) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Olicom's business following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental entity, domestic or foreign, seeking the foregoing be pending except where the existence of any of the foregoing items would not have a material adverse effect on Olicom.


     The obligations of Olicom and MergerSub to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Olicom: (a) the representations and warranties of CrossComm contained in the Merger Agreement shall be true and correct as of the date when made and as of the Effective Time, except to the extent that any such representation and warranty speaks as of an earlier date, with the same force and effect as if made on and as of the Effective Time, except for such inaccuracies as individually or in the aggregate that would not have a material adverse effect on CrossComm (and Olicom and MergerSub shall have received a certificate to such effect signed on behalf of CrossComm by its President and Chief Financial Officer); (b) CrossComm shall have performed or complied in all material respects with all agreements, covenants, obligations and conditions required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time (and Olicom and MergerSub shall have received a certificate to such effect signed on behalf of CrossComm by its President and Chief Financial Officer); (c) Olicom shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of CrossComm or any of its subsidiaries or otherwise, except where the failure to obtain such consent or approval would not have a material adverse effect on CrossComm; (d) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Olicom's conduct or operation of the business of CrossComm and its subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental entity, domestic or foreign, seeking the foregoing be pending, except where the existence of any of the foregoing items would not have a material adverse effect on CrossComm; (e) there shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of CrossComm and its subsidiaries, taken as a whole, as a consequence of (i) the occurrence of acts of God, fire, war, strikes and other similar events beyond the reasonable control of CrossComm the result of which (or the reasonably likely result of which) is (or will be) the substantial impairment of the value of the business of CrossComm and its subsidiaries, taken as a whole, to Olicom, or (ii) a material change in the political or economic environment in Poland which (or the reasonably likely result of which) is (or will be) the substantial impairment of the value of the business of CrossComm and its subsidiaries, taken as a whole, to Olicom; (f) Olicom shall have received from each of the affiliates of CrossComm an executed Affiliates Agreement in substantially the form attached to the Merger Agreement; (g) CrossComm shall have delivered resignations of all officers and directors of CrossComm and its subsidiaries; (h) as of the taking of the vote at the CrossComm Meeting with respect to the Merger, holders of no more than 15% of the issued and outstanding shares of CrossComm Common Stock shall have duly demanded and perfected, and not withdrawn or forfeited, demands for appraisal rights under the DGCL; and (i) in the event that the Final Closing Price is less than $12.50, CrossComm shall have received an updated written opinion of Montgomery (or another nationally recognized investment banking firm selected by the CrossComm Board) that, in such advisor's opinion, as of a date at least one day prior to the CrossComm Meeting, the consideration to be received by the stockholders of CrossComm is fair, from a financial point of view, to the stockholders of CrossComm.


CLOSING


     As promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, MergerSub and CrossComm will file a certificate of merger with the Secretary of State of Delaware and the Recorder of the County in which the registered office of each of CrossComm and MergerSub is located. The Merger will become effective upon such filings. Assuming all conditions are met, it is anticipated that the Merger will occur and a closing will be held on or before June 30, 1997.

TERMINATION, AMENDMENTS AND WAIVERS

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of CrossComm or Olicom:

          (a) By the mutual written consent of Olicom and CrossComm;

          (b) By either Olicom or CrossComm if the Merger has not been consummated by August 1, 1997 (provided that the right to terminate the Merger Agreement pursuant to such provision will not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date);

          (c) By either Olicom or CrossComm if a court of competent jurisdiction or other governmental entity has issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, except if the party relying on such order, decree or ruling or other action has not complied with its obligations under the Merger Agreement to comply with legal requirements imposed on such party with respect to the consummation of the Merger;

          (d) By Olicom if (i) for any reason, the CrossComm Board fails to call and hold a meeting of CrossComm stockholders to approve the Merger Agreement and the Merger by June 30, 1997, or (ii) at such meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of CrossComm in favor of the Merger Agreement and the Merger is not obtained;

          (e) By CrossComm, if (i) for any reason, the Olicom Board fails to call and hold a meeting of Olicom stockholders to approve the Merger Agreement and the Merger by June 30, 1997, or (ii) at such meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of Olicom in favor of the Merger Agreement and the Merger is not obtained;


          (f) By Olicom, if (i) the CrossComm Board withdraws or modifies its recommendation of the Merger Agreement or the Merger in a manner adverse to Olicom or publicly announces or discloses to any third party its intention to do any of the foregoing, (ii) an Alternative Transaction has taken place or the CrossComm Board recommends to the stockholders of CrossComm an Alternative Transaction, or (iii) a tender offer or exchange offer for 25% or more of the outstanding shares of CrossComm Common Stock is commenced (other than by Olicom or an affiliate of Olicom) and the CrossComm Board recommends that the stockholders of CrossComm tender their shares in such tender or exchange offer;



          (g) By CrossComm, if (i) the CrossComm Board receives a Superior Proposal, (ii) the CrossComm Board determines in good faith that the failure to accept such Superior Proposal would be inconsistent with its fiduciary duties to CrossComm's stockholders under applicable law, (iii) CrossComm provides Olicom with at least one business day's written notice of such Superior Proposal, including a written summary thereof in reasonable detail (including the identity of the offeror and the terms of the Superior Proposal) and of the determination of the CrossComm Board, and
     (iv) contemporaneously with giving notice of termination, CrossComm makes the payment of the Termination Fee;



          (h) By Olicom or CrossComm, if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the Merger Agreement, which breach (i) causes the conditions to the obligations of Olicom to close (in the case of termination by CrossComm), or the conditions to the obligations of CrossComm to close (in the case of termination by Olicom) not to be satisfied, and (ii) is not cured within five business days following receipt by the breaching party of written notice of such breach from the other party; or


          (i) By CrossComm, (i) if the Final Closing Price is less than $12.50 and Olicom fails to increase the Exchange Ratio as provided in the Merger Agreement, or (ii) if the Final Closing Price is more than $20.83 and Olicom decreases the Exchange Ratio as provided in the Merger Agreement.

     In the event of termination of the Merger Agreement as provided therein, the Merger Agreement will terminate, and there will be no liability or obligation on the part of Olicom, MergerSub or CrossComm or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the willful breach by a party thereto of any of its representations, warranties or covenants set forth in the Merger Agreement; provided, however, that, the provisions of the Merger Agreement relating to confidentiality, expenses and termination fees, and effect of termination will remain in full force and effect and survive any termination of the Merger Agreement.


     As used in the Merger Agreement, "Alternative Transaction" means (i) a transaction pursuant to which any person (or group of persons), other than Olicom or its affiliates (a "Third Party"), acquires more than 25% of the outstanding shares of CrossComm Common Stock, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving CrossComm pursuant to which any Third Party acquires more than 25% of the outstanding equity securities of CrossComm or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of assets (including, for this purpose, the outstanding equity securities of subsidiaries of CrossComm, and the entity surviving any merger or business combination including any of them) of CrossComm having a fair market value equal to more than 20% of the fair market value of all the assets of CrossComm immediately prior to such transaction, or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.



     The Merger Agreement may be amended at any time by the boards of directors of the parties by the execution and delivery of an instrument in writing signed on behalf of each of CrossComm, Olicom and MergerSub; provided, however, that an amendment made subsequent to adoption of the Merger Agreement by the stockholders of CrossComm or MergerSub cannot (i) alter or change the amount or kind of consideration to be received on conversion of the CrossComm Common Stock, except as provided in the Merger Agreement, (ii) alter or change any term of the certificate of incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Merger Agreement if such alteration or change would adversely affect the holders of CrossComm Common Stock or holders of common stock in MergerSub.


     At any time prior to the Effective Time, either Olicom or CrossComm may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant thereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party under the Merger Agreement.

FEES AND EXPENSES; TERMINATION FEE

     Subject to the provisions described below regarding reimbursement of expenses and payment of termination fees, in general, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated. Olicom and CrossComm have further agreed to share equally all fees and expenses, other than investment banking, attorneys' and accountants' fees and expenses, incurred in connection with the printing and filing of the Joint Proxy Statement/Prospectus and the Registration Statement and any amendments or supplements relating thereto.


     Whether or not a termination fee is payable by CrossComm to Olicom as described below, CrossComm has agreed to reimburse Olicom for all of its reasonable, documented expenses actually incurred in connection with the Merger prior to termination (including reasonable, documented fees and expenses of Olicom's counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors) in the event that: (i) Olicom terminates the Merger Agreement as a result of (a) the failure of the CrossComm Board to call and hold by June 30, 1997, a stockholders' meeting to approve the Merger Agreement and the Merger, or if at such meeting (including any adjournment or postponement thereof), CrossComm fails to obtain the requisite vote for approval of the Merger Agreement and the Merger by the stockholders of CrossComm, in each case, if, at the time of such failure, there has been announced an

Alternative Transaction which has not been absolutely and unconditionally withdrawn and abandoned, (b) the withdrawal or modification by the CrossComm Board of its recommendation of the Merger Agreement or the Merger in a manner adverse to Olicom (or the public announcement or disclosure of its intention to do so), the occurrence of an Alternative Transaction or the recommendation by the CrossComm Board to the CrossComm stockholders of an Alternative Transaction, or the commencement of a tender offer or exchange offer for 25% or more of the outstanding CrossComm Common Stock as to which the CrossComm Board recommends that the stockholders of CrossComm tender their shares with respect thereto, or
(c) an uncured material breach by CrossComm of the Merger Agreement; or (ii) CrossComm terminates the Merger Agreement as a result of the CrossComm Board's receipt of a Superior Proposal, after determining in good faith that the failure to accept such Superior Proposal would be inconsistent with its fiduciary duties to CrossComm's stockholders under applicable law and after providing Olicom with at least one business day's written notice of such Superior Proposal.

     Olicom has agreed to reimburse CrossComm for all of its reasonable, documented expenses actually incurred in connection with the Merger prior to termination (including reasonable, documented fees and expenses of CrossComm's counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors) in the event that CrossComm terminates the Merger Agreement as a result of the failure of the Olicom Board to call and hold the Olicom Meeting by June 30, 1997, or if at the Olicom Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of Olicom in favor of the Merger Agreement and the Merger is not obtained, or as a result of an uncured material breach by Olicom of the Merger Agreement.

     In addition to the reimbursement of expenses described above, CrossComm has agreed to pay Olicom a termination fee of $2,360,000 upon the occurrence of any of the following events:

          (a) The termination of the Merger Agreement by Olicom as a result of its failure to receive the requisite vote for approval of the Merger Agreement and the Merger by the stockholders of CrossComm at the CrossComm Meeting if, at the time of such failure, there has been announced an Alternative Transaction which shall not have been absolutely and unconditionally withdrawn and abandoned and with respect to which the CrossComm Board shall not have recommended that the stockholders of CrossComm not vote to accept;

          (b) The termination of the Merger Agreement by Olicom as a result of
     (i) the withdrawal or modification by the CrossComm Board of its recommendation of the Merger Agreement or the Merger in a manner adverse to Olicom (or the public announcement or disclosure of its intention to do so), (ii) the occurrence of an Alternative Transaction or the recommendation by the CrossComm Board to CrossComm stockholders of an Alternative Transaction, or (iii) the commencement of a tender offer or exchange offer for 25% or more of the outstanding CrossComm Common Stock as to which the CrossComm Board recommends that CrossComm stockholders tender their shares with respect thereto; or

          (c) The termination of the Merger Agreement by CrossComm in connection with the CrossComm Board's receipt of a Superior Proposal, after determining in good faith that the failure to accept such Superior Proposal would be inconsistent with its fiduciary duties to CrossComm's stockholders under applicable law and after providing Olicom with at least one business day's written notice of such Superior Proposal and making payment of the Termination Fee.

     Fees to be Paid to Financial Advisors. Pursuant to a letter agreement dated December 20, 1996, Olicom engaged Alex. Brown to provide financial advice and assistance in connection with a combination involving Olicom and CrossComm, and to render a fairness opinion in connection with the proposed combination of Olicom and CrossComm. Pursuant to the letter agreement, Olicom agreed to pay Alex. Brown a transaction fee of $1,000,000 for its services pursuant to the terms of the letter agreement and has agreed to reimburse Alex. Brown for its reasonable out-of-pocket expenses. See "The Merger -- Opinion of Olicom's Financial Advisor."

     Pursuant to a letter agreement dated November 18, 1996, CrossComm engaged Montgomery to provide financial advice and assistance in connection with a sale or merger of CrossComm, and to render a fairness opinion in connection with the proposed merger with a subsidiary of Olicom. CrossComm has agreed to pay Montgomery a transaction fee for its services pursuant to the terms of the letter agreement equal to $400,000 plus an amount equal to 3.5% of the excess of the aggregate Merger Consideration over the value of CrossComm's cash and cash equivalents at the Effective Time. At March 31, 1997, CrossComm had cash and cash equivalents of $43,097,000. In addition, CrossComm has agreed to reimburse Montgomery for its reasonable out-of-pocket expenses. See "The Merger -- Opinion of CrossComm's Financial Advisor."


INDEMNIFICATION AND INSURANCE

     The Merger Agreement provides that for a period of six years after the Effective Time, Olicom shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the present and former officers, directors, employees, fiduciaries and agents of CrossComm (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the fullest extent permitted by applicable law and to the fullest extent provided under the CrossComm Certificate and CrossComm's Bylaws or any indemnification agreement with CrossComm officers and directors to which CrossComm is a party, in each case in effect on the date of the Merger Agreement.

     The Merger Agreement also provides that until July 14, 1999, Olicom will provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by CrossComm's officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date of the Merger Agreement; provided, however, that in satisfying such obligations, Olicom will not be obligated to expend in any one year in excess of $200,000 for such coverage, and if the Surviving Corporation is unable to obtain such insurance, it is required to obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the CrossComm Board with respect to the Merger, stockholders of CrossComm should be aware that certain officers and directors of CrossComm have interests in the Merger, including those referred to below, that presented them with potential conflicts of interests. The CrossComm Board was aware of these potential conflicts and considered them along with the other matters described in "The CrossComm Meeting -- Board Recommendations" and "The Merger -- Reasons for the Merger."


     The Merger Agreement provides that Olicom will assume CrossComm's outstanding stock options, after which such options will be exercisable for Olicom Common Stock. In light of the premium reflected in the Exchange Ratio, CrossComm's officers may receive a significant benefit from the Merger in the form of the higher value of shares issuable upon exercise of their options. However, officers of CrossComm will not receive or be entitled to "golden parachute" or other change of control payments particularly by virtue of the Merger.



     Olicom has entered into a consulting agreement with Mr. Tadeusz Witkowicz, with a term commencing as of the Effective Time. In addition, CrossComm has entered into a noncompetition and nonsolicitation agreement, as well as a license agreement, with Mr. Witkowicz. See "-- Related Agreements: Witkowicz Consulting Agreement," "-- Related Agreements: Witkowicz Noncompetition Agreement" and "-- Related Agreements: Witkowicz License Agreement." See also "CrossComm Corporation -- Business: Certain Transactions."


     The Merger Agreement provides that for a period of six years after the Effective Time, Olicom shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the present and former officers, directors, employees, fiduciaries and agents of CrossComm in respect of acts or omissions occurring on or prior to the Effective Time to the fullest extent permitted by applicable law and to the fullest extent provided under the CrossComm Certificate and CrossComm's Bylaws or any indemnification agreement with CrossComm officers and directors to which CrossComm is a party, in each case in effect on the date of the Merger Agreement.

     The Merger Agreement provides that Olicom will use its best efforts to secure the election of Mr. Witkowicz to the Olicom Board at the Olicom Meeting. However, Mr. Witkowicz has advised Olicom that he would prefer to postpone his nomination, and Olicom has agreed to consider nominating Mr. Witkowicz, upon his request, for election to the Olicom Board at Olicom's 1998 Annual General Meeting.


RELATED AGREEMENTS


     LSNielsen Voting Agreement. In connection with the execution of the Merger Agreement, Mr. Lars Stig Nielsen, the Managing Director and Chief Executive Officer of Olicom, entered into a voting agreement with CrossComm. The provisions of such voting agreement provide that Mr. Stig Nielsen will vote all shares of Olicom directly owned by him in favor of the approval of the Merger Agreement and consummation of the Merger and against any competing proposals. Mr. Stig Nielsen is the direct holder of approximately 1.8% (as of May 2, 1997, exclusive of any shares issuable upon the exercise of options held by him) of the shares of Olicom Common Stock entitled to vote at the Olicom Meeting.



     Witkowicz Voting Agreement. In connection with the execution of the Merger Agreement, Mr. Tadeusz Witkowicz, the President, Chief Executive Officer and Chairman of the Board of Directors of CrossComm, entered into a voting agreement with Olicom. The provisions of such voting agreement provide that Mr. Witkowicz will vote all shares of CrossComm Common Stock beneficially owned by him in favor of the approval of the Merger Agreement and consummation of the Merger and against any competing proposals (the "Witkowicz Voting Agreement"). Mr. Witkowicz is the holder of approximately 16.9% (as of May 2, 1997) of the shares of CrossComm Common Stock entitled to vote at the CrossComm Meeting. Pursuant to the Witkowicz Voting Agreement, Mr. Witkowicz is prohibited from disposing of his Olicom Common Stock received pursuant to the Merger except pursuant to Rule 145 under the Securities Act. For so long as the provisions of Rule 145 under the Securities Act are applicable to him, Mr. Witkowicz has agreed to make dispositions of shares of Olicom Common Stock received by him in the Merger only through certain designated brokers.



     Witkowicz Consulting Agreement. In connection with the execution of the Merger Agreement, Mr. Witkowicz entered into a consulting agreement for a term commencing at the Effective Time and extending through December 31, 1997 (the "Consulting Term"). During the Consulting Term, Mr. Witkowicz agreed to consult with and assist Olicom in: (i) successfully and expeditiously implementing the integration of the business of CrossComm and its subsidiaries with those of Olicom and its subsidiaries (collectively, the "Olicom Group"); (ii) providing advice and assistance with respect to existing customers of CrossComm, toward the end that business relationships with such customers are preserved to the greatest extent feasible; (iii) providing advice and assistance with respect to key sales and marketing opportunities; and (iv) such other services relating to the business of the Olicom Group and CrossComm as Mr. Witkowicz and the Managing Director of Olicom mutually agree. Olicom agreed to pay Mr. Witkowicz a monthly consulting fee of $5,500 during the Consulting Term, such amount to be reduced by the amount of payments made to Mr. Witkowicz by Olicom pursuant to the Noncompetition Agreement described below. In connection with the agreement of Mr. Witkowicz to render consulting services, Olicom agreed to grant to him at the Effective Time an option to purchase 100,000 shares of Olicom Common Stock at an exercise price equal to the average of the high and low sales prices of Olicom Common Stock on the date on which the Effective Time occurs. Such consulting agreement is contingent upon the occurrence of the Merger, and will become effective at the Effective Time.



     Witkowicz Noncompetition Agreement. In connection with the execution of the Merger Agreement, Mr. Witkowicz also entered into a noncompetition and nonsolicitation agreement with CrossComm (the "Noncompetition Agreement"). Pursuant to the Noncompetition Agreement, Mr. Witkowicz agreed, for a period of ten months after the Closing Date (the "Noncompetition Term"), not to compete in the development and marketing of the following products in the computer networking industry: Ethernet, Token Ring and Asychronous Transfer Mode switches and network interface cards; bridges; routers; and HUBs. Mr. Witkowicz also agreed that during the Noncompetition Term, he would not, without the prior written consent of CrossComm (which may not be unreasonably withheld or delayed), induce any employee of or independent contractor to CrossComm to terminate his or her relationship with Olicom or any subsidiary or affiliate thereof, whether or not existing as of the date of the Noncompetition Agreement, in order to accept any position with Mr. Witkowicz or a company affiliated with him, except as permitted by the License Agreement described below. CrossComm agreed to pay Mr. Witkowicz the sum of $5,500 per month during the Noncompetition Term, to be offset against any payments made pursuant to any consulting agreement with CrossComm or Olicom.



     Witkowicz License Agreement. On March 20, 1997, CrossComm entered into a License Agreement with Mr. Witkowicz that provides him with a non-exclusive license to use CrossComm's partially developed Network Delta software. The Network Delta software was being developed to, among other things, enable CrossComm to deliver monitoring services to its customers. CrossComm discontinued development of this software in 1996 because it failed to meet expectations and was inconsistent with CrossComm's strategic plan. CrossComm decided instead to utilize a third-party solution to offer monitoring services to its customers. Under the terms of the License Agreement, Mr. Witkowicz will pay $30,000 for the license and an additional $25 royalty fee for each copy sold through the end of 1998 and $5 per copy thereafter. The License Agreement also allows Mr. Witkowicz to hire up to six engineers from CrossComm. See "CrossComm Corporation -- Business: Certain Transactions."



     Reseller Agreement. Pursuant to an International VAR Agreement dated as of September 1, 1996 (the "Reseller Agreement"), Olicom granted to CrossComm the right to market, install and service Olicom's RapidFire(TM) Peripheral Component Interface ATM adapter card. The Reseller Agreement, which was in effect at the time that CrossComm announced that it had retained Montgomery as its financial advisor to evaluate strategic alternatives, contains terms and conditions that are customary for agreements of this nature. Olicom and CrossComm have announced that they intend to expand the scope of the Reseller Agreement to enable each company's field sales organizations and channel partners to cross-sell the other company's products. Olicom and CrossComm have also entered into license agreements with respect to the use by CrossComm of certain software code and hardware design for the purpose of enabling CrossComm to integrate the same into portions of the CrossComm product line.


                                   OLICOM A/S

                                    BUSINESS

     Olicom develops and markets local area network software and hardware products that enable computer users to communicate, exchange data and share computing resources in workgroup and enterprise LANs or in wide area networks. Olicom believes that its products offer superior performance, are price competitive and are fully compatible with industry standards and networking and internetworking products manufactured by IBM and other vendors. Olicom's products are marketed worldwide primarily through distributors, VARs and OEMs. Lasat, a majority-owned subsidiary, develops and markets through distributors and Internet service providers desktop and mobile modem products. See
"-- Business: Lasat Communications."


THE LAN INDUSTRY



     Since the early 1980's, the computing environments of many organizations have evolved from a single vendor, mainframe or minicomputer orientation to multi-vendor environments having a greater number of workstations and personal computers ("PCs"). This trend has resulted in the development of sophisticated local area network and wide area network hardware and software products.



     To provide local interoperability among computer devices, two primary industry standards -- Ethernet and Token Ring -- were developed by computer vendors and adopted as industry standards. More recently, Asynchronous Transfer Mode, a broadband technology for transmitting voice, video and data over LANs and WANs, was developed by the International Telecommunications Union ("ITU") and the ATM Forum and adopted as a standard by ITU, the American National Standards Institute ("ANSI"), the European Telecommunications Standards Institute ("ETSI") and other standard bodies. All three standards define the method of connectivity to, the physical characteristics of, and the management of information on the network.

Ethernet operates at 10 and 100 mega bits per second ("Mbps"), while Token Ring operates at 4 and 16 Mbps. ATM is capable at operating at 25 and 155 Mbps.

COMPANY HISTORY


     Olicom was organized in the Kingdom of Denmark in 1985 by Lars Stig Nielsen (Olicom's Managing Director and Chief Executive Officer). Since 1987, Olicom has been involved in designing, developing and producing high-quality Token Ring networking products. In 1988, Olicom began marketing an increasingly broader range of network interface cards ("NICs" or "adapters"), internetworking products, HUBs and cabling components, repeaters, converters, filters and associated software drivers, followed by the introduction in 1990 of Token Ring NICs for Industrial Standard Architecture ("ISA"), Extended Industrial Standard Architecture ("EISA") and Micro Channel Architecture ("MCA") busses. Commencing in late 1991 with its introduction of local and remote bridges, Olicom was able to supply all components necessary for total enterprise-wide LAN networking. In 1992, a wholly-owned subsidiary of Olicom purchased substantially all of the assets of Dico 1992 A/S (formerly known as Connect International A/S), thereby enabling Olicom to further broaden its product line to take advantage of the demand for Ethernet networks from small-and medium-sized enterprises. In 1994, Olicom began developing ATM products and in 1995 began shipping 155 Mbps ATM NICs. In 1996, Olicom began shipping a Token Ring switch. See "Products."



     In order to provide global support of an increasingly broad product line, Olicom has established Olicom Americas, with its headquarters in Plano, Texas, to coordinate marketing in North and South America.


PRODUCTS

     Olicom's principal goal has been to develop a leadership position among those companies that develop and market products that are completely interoperable with devices marketed by IBM and others, while at the same time providing superior performance and additional features at competitive prices. Olicom's products are fully compatible with IBM products, adhere to all relevant Institute of Electrical and Electronics Engineers ("IEEE") standards, and provide connectivity among all major PC architectures and network operating systems.

     Olicom selectively broadens its product line as the market for specific networking and internetworking products develops. Further, in expanding its product line, Olicom works closely with key end-users to define emerging market requirements and features which should be addressed.

  Token Ring Products

     Olicom's Token Ring products include NICs, internetworking products, HUBs and cabling components, switch products, repeaters, converters, filters and associated software drivers for use in LANs using the Token Ring protocol. Within these categories Olicom provides a broad product range of Token Ring network products.


     Network Interface Cards. Olicom Token Ring NICs are compatible with standard PC bus architectures (including ISA, EISA, MCA, PC Card (formerly called "PCMCIA") and Peripheral Component Interface ("PCI")). Olicom Token Ring NICs support both types of standard wiring systems (unshielded twisted pair or type 3 cabling ("UTP") and shielded twisted pair or type 1 cabling ("STP")), both standard speeds (4 Mbps and 16 Mbps), and the leading network operating systems developed by the major vendors (IBM, Novell, Inc. ("Novell"), Microsoft Corporation ("Microsoft") and Banyan Systems Incorporated, together with UNIX System V of American Telephone & Telegraph Co. and UNIX System V of Santa Cruz Operation). At the end of 1993 Olicom addressed the portable computer market sector through the introduction of its pocket and PCMCIA adapter products. The Olicom Token Ring PCI NIC was a significant introduction in the second half of 1994, with a second generation NIC introduced in the first half of 1995.


     Olicom has developed a specially-tuned high-performance version of the Media Access Control ("MAC") code from Texas Instruments ("TI") and has also developed a Logical Link Control ("LLC") protocol. Both the MAC code and the LLC protocol interface with chipsets that are manufactured by TI and used by Olicom in its TI-based Token Ring NICs. Olicom's engineering expertise in analog LAN front-end design, together with the MAC code and LLC protocol developed by Olicom's software engineers for the TI chipsets, have enabled Olicom to produce extremely reliable Token Ring products.

     Olicom's drivers include a number of special intelligent frame handling functions which are designed to handle each frame of data in native mode in a manner that enhances performance. In addition, by performing data path analysis of all critical program sections, Olicom minimizes data transfer delay in its Token Ring products.

     To meet additional performance demands, an increasing number of Olicom's NICs also include "bus master" capability to provide direct memory access ("DMA") for faster data transfers and higher overall performance. Olicom's Token Ring adapter card products currently consist of the following NICs:

          ISA 16/4 Adapter: a selectable 16 and 4 Mbps bus mastering NIC that is compatible with AT or XT bus-based PCs.

          MCA 16/4 Adapter: a selectable 16 and 4 Mbps bus mastering NIC that is compatible with Micro Channel bus-based PCs.

          EISA 16/4 Workstation Adapter: a selectable 16 and 4 Mbps bus mastering NIC that is compatible with EISA bus-based PCs.

          EISA 16/4 Server Adapter: a selectable 16 and 4 Mbps shared RAM NIC that is compatible with EISA bus-based PCs used as network servers.

          PCI 16/4 Adapter: a selectable 16 and 4 Mbps NIC that is compatible with PCI bus-based PCs.

          PC Card (or PCMCIA) GoCard(TM) Adapter: a selectable 16 and 4 Mbps credit card sized adapter for notebook PCs equipped with PCMCIA expansion slots.

          PC Card (or PCMCIA) GoCard(TM) LAN/Modem Adapter: a selectable 16 and 4 Mbps adapter and 33.6 Kbps modem for notebook PCs equipped with PCMCIA expansion slots.

     Token Ring Switch Products. Token Ring switching is seen as a way to boost the capacity of traditional shared Token Ring LANs. Olicom's CrossFire(TM) Token Ring switch provides eight ports for connecting eight separate rings or file servers. Featuring a fast multi-processor architecture, the CrossFire(TM) switch provides greater aggregate bandwidth compared to traditional two-port bridges used for connecting rings (or LAN segments). The greater bandwidth delivers higher overall LAN performance and enables Token Ring networks to extend the usefulness of Token Ring LANs.

     Internetworking Components. An increasing number of departmental LANs are being connected to one another by the use of internetworking components such as bridges and routers. To address this market, Olicom has developed and markets a range of products that includes local and remote bridges for PCs as well as stand alone products. In addition, Olicom markets a multi-protocol router based on Novell's NetWare multi-protocol router software. Olicom's internetworking products currently consist of the following:

          Local Bridge 16/4: connects two closely located LAN Token Rings into one logical network and is available in ISA and MCA bus versions.

          Wire Speed Bridge 16/4: connects two closely located LAN Token Rings into one logical network and has a frame forwarding rate which is very close to wire speed.

          Remote Bridge 16/4: connects two geographically remote Token Rings into one logical network, and integrates the features of an intelligent hub. The remote bridge can connect up to 40 workstations through two STP or UTP type Lobe Attachment Modules ("LAMs") and is available in stand alone and rack mountable product designs.

          Remote Multiport Bridge 16/4: connects up to four geographically remote Token Rings to a central site, forming one logical network. This product is available in stand alone and rack mountable product designs.

          Multi-protocol Router Adapter: ISA, EISA and MCA Token Ring NICs that use Novell's NetWare Multi-protocol router software to create a low cost router product which allows the interconnection of Token Ring and Ethernet networks.

     The connected rings for all bridges can be any combination of 4 Mbps and 16 Mbps Token Ring networks. The bridges are IBM-compatible, and manageable by IBM LAN Manager, LAN Network Manager, HP OpenView for Windows and NetView. In addition to running under the DOS operating system, the Remote Bridge 16/4 is also capable of operating under IBM OS/2 LAN Server. The stand alone and rack mountable bridges can also be managed through an out-of-band management facility in case of network link failure, which maximizes network availability for the end-user.

     Included with all Token Ring bridge products is Olicom's Bridge Manager utility software, which is an application interface program developed by Olicom for use in conjunction with IBM LAN Network Manager for bridge configuring and monitoring. Olicom's Bridge Manager software programs for PC-based and integrated bridges support IBM LAN Network Manager protocol and Simple Network Management Protocol ("SNMP"), use integrated, remotely managed filters, and include WAN link utilization calculation and log performance counters for trend analysis. In addition to being provided with Olicom bridges, this software is marketed by Olicom to selected large OEMs, who integrate Olicom's software into their own customers' products.

     HUBs and Cabling Components. Olicom's Token Ring HUBs and cabling products provide a broad range of connectivity options. Olicom's cabling components currently include the following:


          Controlled Access Unit ("CAU"): available with either UTP or STP cabling support, the CAU connects the main ring and up to four LAMs, each of which can have up to 20 nodes; the CAU and associated LAMs comprise an IBM-compatible intelligent cabling system for Token Ring LANs that allows the user to control ports on a network and perform automatic Token Ring error recovery.


          10-Port Controlled Attachment Module ("CAM"): integrates the features of a CAU and LAM into one compact intelligent HUB that provides connectivity for up to ten UTP nodes; the CAM can connect up to two 20-port UTP or STP LAMs and provides a cost-effective solution for remote branch offices and small workgroups. Olicom also markets a 20-Port CAM.


          8-Port Multistation Access Unit ("MAU"): available with either UTP or STP cabling support, the MAU has integrated diagnostic test circuitry which, together with lobe activity light emitting diodes, indicates the status of relays and provides an easy and efficient way to reset relays and test the operation of the MAU.



     All HUB products feature extensive network management support for IBM LAN Network Manager, NetView and SNMP, as well as out-of-band management.


     Repeaters, Converters and Filters. To extend the physical wiring lengths in Token Ring networks, Olicom's product line includes a Fiber Converter 16/4 (which converts electrical signals to optical signals, and optical signals back to electrical signals) and a copper signal Repeater 16/4 (which regenerates signals traveling on copper wiring). Further, Olicom also markets a UTP Media Filter 16/4, which is a low-cost filter assembly that limits the amount of electro-magnetic noise radiated across unshielded cable.

  Ethernet Products

     Olicom's Ethernet products have enabled Olicom to further extend its product line to products demanded by enterprises with networking environments comprised of both Token Ring and Ethernet products.

     Network Interface Cards. Ethernet NICs are compatible with most standard PC architectures (including ISA, EISA and MCA), and support UTP and Coaxial (RG 58) cabling systems (as well as 10Base5 cable through AUI-interface). Ethernet NICs are compatible with the de facto standard set by Novell, which provides end-users with ease of installation in all major network operating systems by utilizing standard software drivers supplied by the network operating systems. Additionally, Olicom's ISA/II products support standard NE2000+ drivers and also offer fiber connectivity. Olicom's Ethernet products currently include the following:

          Ethernet MCA Adapter: a 16-bit NIC which is fully compatible with IBM PS/2 systems and compatibles, with connectivity for UTP, Coaxial (RG 58) and AUI.

          Ethernet EISA 32 Adapter: a 32-bit EISA bus-based NIC, with connectivity for UTP, Coaxial (RG 58) and AUI.

          Ethernet ISA Adapter: a 16-bit ISA bus-based NIC, with connectivity for UTP, Coaxial (RG 58), AUI and fiber.


          Ethernet GoCard(TM) PC Card Adapter: a credit card sized adapter for notebook PCs equipped with PCMCIA expansion slots.



          Ethernet GoCard(TM) LAN/Modem PC Card: an Ethernet adapter and 14.4 Kbps modem for notebook PCs equipped with PCMCIA expansion slots.


          Ethernet PCI 32 Adapter: a 32-bit PCI bus-based NIC, with connectivity for UTP, Coaxial (RG 58) and AUI.

          HUBs and Cabling Components. Olicom provides managed and unmanaged 16-port and 9-port workgroup HUBs for Ethernet cabling systems.

  Fast Ethernet Products

     To meet the rapidly growing demand for better Ethernet LAN performance due to the proliferation of high-usage workgroup and multimedia applications as well as LAN-based Internet access, Olicom introduced a comprehensive range of Fast Ethernet adapters during 1996, as follows:

          Fast Ethernet MCA 10/100 Adapter: a 16-bit NIC which is fully compatible with IBM PS/2 systems and compatibles, with connectivity for RJ45 connectors. This NIC functions at either 10 Mbps or 100 Mbps.

          Fast Ethernet ISA Adapter: a 16-bit ISA bus-based NIC, with connectivity for RJ45 connectors. This NIC functions at either 10 Mbps or 100 Mbps.

          Fast Ethernet PCI 10/100 Adapter: a 32-bit PCI bus-based NIC, with connectivity for RJ45 connectors. This NIC functions at either 10 Mbps or 100 Mbps.

  ATM Products


     ATM has emerged as a high-speed standard in deploying a new generation of client/server and multimedia applications in enterprise networks. ATM provides the increased speed and greater bandwidth required at the desktop for these new applications. In 1995, Olicom began shipping the first adapters in the RapidFire(TM) family of 155 Mbps NICs:


          RapidFire(TM) PCI ATM 155 Adapter: this adapter provides high bandwidth and high network data throughput for high-demand workstations and servers, and supports full duplex 155 Mbps communication. There are two versions of this adapter: a multiport fiber version and a UTP 5 version.

          CellDriver(TM) LAN Emulation Software: this driver technology for the RapidFire(TM) family of Olicom ATM adapters enables existing, off-the-shelf application software, such as Lotus Notes, to be used over ATM networks. CellDriver(TM) technology has been licensed from Olicom by Microsoft.

STRATEGIC RELATIONSHIPS

     Olicom's strategy of working with third parties to develop new product capabilities has resulted in relationships with Cisco, Fujitsu Microelectronics Ltd. ("Fujitsu"), TI, Intel Corporation ("Intel"), Novell, Olivetti S.p.A. and its affiliates (collectively, "Olivetti"), and Hewlett-Packard France ("HP-France"). In addition, Olicom's strategic relationship with Lasat has now evolved into a majority-ownership interest in Lasat. See "-- Business: Lasat Communications." Olicom works jointly with these parties in the exchange of technical information and the mutual development of products of common interest and benefit. These strategic relationships provide Olicom with significant market feedback, which Olicom utilizes in new product planning. These relationships are undertaken by Olicom pursuant to agreements which do not involve the sharing of revenue or (except as noted below) the payment of license royalties.

     Cisco. During 1996, Olicom and Cisco signed a long-term agreement to jointly develop Token Ring products and technology. As part of the agreement, the two companies will co-develop a number of Token Ring switch products and subsequently offer these products separately under each company's respective brand name. Under the agreement, Cisco will also license core Token Ring technology from Olicom, including Olicom's PowerMACH(TM) software, for use in future Cisco internetworking products. Among the first products from the alliance is a Token Ring switch that Olicom intends to focus on delivering industry leading price/performance. In connection with the license of the Cisco technology, Olicom has agreed not to enter into direct relationship with certain vendors for the license, distribution or development of products based on, or using, Cisco technology or its derivatives.

     Fujitsu. Olicom has entered into a strategic cooperation agreement with Fujitsu with respect to the development of ATM NIC chipsets.

     TI. Olicom has worked closely with TI in the development and testing of 4 Mbps and 16/4 Mbps Token Ring adapter cards and in the development of optimized software drivers for these adapters to provide full 16 Mbps performance.


     Intel. Olicom has entered into an OEM agreement with Intel, whereby Olicom sells to Intel 16/4 Mbps EISA, ISA and MCA NICs, together with UTP Media Filters 16/4.


     Novell. Olicom and Novell are cooperating in developing and marketing PC bridge and router technology. Part of the cooperation is Olicom's licensing of its Bridge Manager utility software program to Novell, and Novell's licensing of its NetWare multi-protocol router software to Olicom on an OEM basis.

     Olivetti. Olicom has entered into a strategic development contract with Olivetti pursuant to which Olicom will develop a network management system for Token Ring LANs. In addition, Olicom and Olivetti have entered into additional agreements for the development of software products such as Ethernet drivers, an Error Rate Manager software management product, and UNIX stream-based protocol software.

     HP-France. As part of an OEM agreement, HP-France has purchased Olicom's Ethernet ISA adapter cards to integrate into PCs with remote program load, for the purpose of marketing LAN-ready workstations.


     Lasat. Olicom initially purchased a minority stake in Lasat, a modem and ISDN developer, in 1994. Since Olicom's initial investment, Lasat has supplied core technology for Olicom's GoCard(TM) combo LAN/modem PC Cards. During the first quarter of 1996, Olicom increased its investment in Lasat and now holds 75% of the share capital in Lasat. See "Lasat Communications."


SALES AND MARKETING

     Olicom markets and sells its products through carefully targeted indirect distribution channels that include distributors, VARs (including dealers, systems integrators and other resellers) and OEMs.

     Olicom's resellers generally represent other lines of products that are complementary to, or compete with, those of Olicom. While Olicom encourages its resellers to focus on Olicom products through marketing and support programs, there can be no assurance that these resellers will not give higher priority to products of other suppliers, thereby reducing the efforts devoted to selling Olicom's products. As distributors, VARs and OEMs have no long-term obligations to purchase products from Olicom, there is a risk of unanticipated declines in sales to Olicom's material customers for competitive reasons or because of the internalization of the manufacture of products purchased from Olicom on an OEM basis.

     Olicom sells its products through distributors (such as Gateway 2000 Inc., Dell Computer Corporation, Ingram Micro Inc., Tech Data Corporation, Computer 2000 AG and Azlan Ltd.). As brand name awareness creates demand for products from end-users, this channel relies heavily on vendor activity, promotional materials, advertising, show participation, direct marketing, joint selling and similar activities to create demand, especially at the dealer level.

     Olicom's products are also sold through VARs, who are experienced in the sale and support of complex networking solutions in vertical markets. Resellers generally provide a more basic level of systems integration and support than is available from OEMs or VARs. VARs typically integrate Olicom products into complex host environments, as well as into internetworking connectivity, and provide comprehensive training and direct technical support to end-users. The provision of such services often plays an important role in large end-user accounts. Olicom has been increasingly successful in selling its Token Ring and Ethernet products through VARs and intends to build on this success by extending VAR programs.

     Olicom's products are also sold through OEMs, who sell Olicom's products under their own private label and/or who license Olicom's technology to integrate it into their own proprietary hardware systems or special platforms.

     Olicom's marketing programs include generating sales leads for its resellers, supporting the efforts of its distributors, VARs and OEMs through sales tools, including demand creation through telemarketing, and extensive training, and creating brand name recognition of Olicom and its products. Brand name recognition is enhanced through frequent participation in industry trade shows, seminars and meetings, advertisement in major trade and other publications, on-going communication with end-users of Olicom products, and participation in public benchmark testing. In addition, Olicom undertakes mailings of sales literature, technical articles and product evaluations, and provides sales manuals and demonstration kits. Further, Olicom assists its distributors, VARs and OEMs with on-site support by way of sales presentations and product demonstrations. Olicom has also developed a significant marketing presence on the Internet and promotes its products and services through its own World Wide Web server. This medium allows all publicly available Olicom literature to be accessible to anyone who has an Internet connection.

     Olicom's distributors, VARs and OEMs generally have non-exclusive agreements with Olicom, and purchase Olicom's products at discounts that are typical in the industry. As is common in the LAN industry, distributor inventory is protected with respect to price as to inventories that a distributor may have on hand at the time of a change in the published list price, and with respect to the rotation of slow-moving inventory in exchange for other products of equal value.

     Olicom markets its products worldwide, having established distribution channels in North and South America, Eastern and Western Europe, Australia, South Africa, Southeast Asia and elsewhere. Olicom has sales representatives in the major metropolitan areas of North America and on the major continents, including the key Western European markets. Olicom intends to further increase its presence in various local markets.


     During 1996, approximately 37% of Olicom's total sales were concentrated in North America, European sales accounted for approximately 58% of total sales, and Australia and other markets were responsible for approximately 5% of total sales. See note 10 to the Consolidated Financial Statements of Olicom (the "Olicom Consolidated Financial Statements") for information relating to net sales during 1994, 1995 and 1996 by geographical market, as well as information regarding net sales during 1994, 1995 and 1996 to major customers.


     Olicom's international sales headquarters are located in Copenhagen. The marketing of products in North and South America is coordinated through Olicom Americas, which is headquartered in Plano, Texas. Olicom also maintains regional sales offices in Austria, Australia, France, Germany, Italy, The Netherlands, Spain, Singapore, South Africa and the United Kingdom.

     As Olicom conducts its business worldwide, Olicom's sales may be affected by changes in demand resulting from fluctuations in currency exchange rates, as well as by governmental controls and other risks associated with international sales (such as export licenses, political instability, trade restrictions and changes in tariff and freight rates). Olicom generates sales primarily in U.S. dollars and incurs expenses in a number of currencies, principally in U.S. dollars and Danish kroner. Although Olicom seeks to manage its foreign currency exposures by matching non-dollar revenues and expenses and by entering into hedging transactions, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on Olicom's business, financial condition or results of operation.


     Olicom operates with a relatively short-term backlog, and substantially all of its net sales in each quarter result from orders booked within a generally short cycle between order and shipment (typically less than 45 days). As a result, if near-term demand for Olicom's products weakens or if significant anticipated sales in any quarter are not realized as expected, Olicom's net sales for that quarter could be adversely affected. Olicom does not believe that its backlog as of a particular date is indicative of future sales levels.

     Olicom's net sales may fluctuate as a result of other factors, including increased price and other competition, the timing of significant orders, announcements of new products by Olicom or its competitors, variations in net revenues by product and distribution channel, decisions by distributors and OEMs as to the quantity of Olicom's products to be maintained in inventories, delays in shipment of existing or new products, and capital spending patterns of end-users.

SUPPORT

     Olicom's products are supported by Olicom's distribution partners, who, in turn, have access to Olicom's sales support engineers, field engineers and training specialists for end-user support. Olicom's resellers and large accounts receive sales and technical training from Olicom at its training centers in Copenhagen and Plano, as well as at resellers' offices. Olicom conducts refresher/new products courses for resellers and large end-users of its products, in which features of such products and their installation, aspects of networking principles, and solutions to known problems are addressed. Olicom provides on-line information access through the World Wide Web, electronic bulletin boards, CompuServe and the Internet, as well as additional technical support, available by telephone and telefax during extended business hours.

     Depending on the distribution channel, Olicom's products generally are warranted to be free of defects in materials and workmanship for one to three years. Before and after the expiration of the product warranty period, Olicom offers factory-based support, parts replacement and repair services. To date, Olicom has not encountered any significant product maintenance problems. During 1995, Olicom introduced a limited lifetime warranty to registered users of NIC products.

RESEARCH AND DEVELOPMENT


     Olicom believes that its future success depends in substantial part on the timely enhancement of existing products, together with the development of new products that maintain technological excellence. Olicom is currently developing new products and enhancements to existing products, to further improve performance, increase price competitiveness, assure continued interoperability, and increase market share. During 1994, 1995 and 1996, Olicom incurred expenses of $7,531,000, $9,193,000 and $12,852,000, respectively, with respect to research and development activities. In 1994, 1995 and 1996, Olicom's research and development expenditures were 6.6%, 7.2% and 7.6% of net sales, respectively. See "Olicom A/S -- Management's Discussion and Analysis of Financial Condition and Results of Operation."


     Although Olicom believes that it has certain technological and other advantages over its competitors, maintaining such advantages will require continued investment by Olicom in product development and marketing. There can be no assurance that Olicom will be able to make the technological advances necessary to maintain such competitive advantages. Further, there can be no assurance that Olicom's products will not be rendered obsolete by new industry standards or changing technology.

     Olicom's testing laboratories in Copenhagen and Plano conduct ongoing tests for interoperability with IBM and other vendors' products and perform benchmark testing. Olicom is a beta partner of IBM, Novell and Microsoft, which provides Olicom with timely access to new versions of these vendors' LAN operating system software and facilitates Olicom's development of interoperable software drivers for its NICs. During 1996 Olicom also participated in a large number of interoperability testing sessions at several venues, such as the University of New Hampshire (UNH) ATM and Token Ring testing, the PCI SIG (Special Interest Group) interoperability testing and others.


     During 1996, Olicom introduced a complete new range of Ethernet 10/100 PC adapters including NICs for PCI, ISA and MCA busses. Included with the products are drivers for both Windows 95, Windows NT and Novell NetWare. Olicom is currently developing LAN products for Token Ring, Ethernet and ATM. Included are both adapter products and switch products. It is the intention of Olicom to maintain its position as a quality supplier of LAN products including the newest technologies, such as Dedicated Token Ring and adapters supporting the newest PC Bus standards such as PCI and Cardbus.



     Among Olicom's current development projects is a Token Ring switch co-development project with Cisco. By combining Cisco's switching technology with Olicom's Token Ring technology, including development of application specific integrated circuit ("ASIC")-based Token Ring protocol handlers, the two companies plan to launch competitive and state-of-the-art Token Ring switching products during 1997. Olicom is also continuing its investment in ATM technology and plans to release a number of new ATM switching products during 1997.


     Schedules for the development of high technology products are inherently difficult to predict, and there can be no assurance that Olicom will achieve its scheduled initial customer shipment dates. In addition, as Olicom's strategy is driven in significant part by customer demand, its product development schedules are inherently subject to revision as a result of indications of change in the requirements of its customers. Olicom's business, financial condition or result of operations could be adversely affected if Olicom were to incur significant delays or be unsuccessful in developing these or other new products or enhancements, or if any such products or enhancements did not gain market acceptance.

MANUFACTURING AND DISTRIBUTION

     Olicom outsources the entire production volume in its three basic product areas: NICs, internetworking products, and wiring components. The products are manufactured in fully automated, high-quality production lines utilizing Surface Mounting Technology ("SMT") techniques. The products are manufactured to meet Olicom specifications on a turnkey basis by three different manufacturers:


          GSS/Array. GSS/Array Technology Inc. manufactures Token Ring NICs and wiring components. GSS/Array utilizes two production sites for deliveries to Olicom, one in Thailand and one in the United States.



          SCI. SCI Thailand Ltd. manufactures Ethernet and Token Ring NICs, certain modem products and wiring components. SCI utilizes two production sites for deliveries to Olicom, one in Thailand and another in the United States.



          Dovatron. Dovatron Ireland B.V. manufactures Ethernet NICs and wiring components in its plant in Ireland.


     While Olicom believes that additional capacity is available from other manufacturers, an interruption in its existing subcontract manufacturing arrangements could have a material adverse effect on Olicom's business, financial condition or result of operations.

     Olicom's manufacturing strategy is to combine Far East-based low-cost manufacturing with U.S. compliant manufacturing for sales to governmental agencies in the United States. Olicom's manufacturing strategy and goal is to achieve short time-to-market cycles of 7-12 weeks from completion of product design to start of volume production. Olicom manages quality assurance of its products through extensive quality control procedures which Olicom believes have been instrumental in achieving the superior performance and reliability of its products.

     Olicom's distribution strategy is to maintain finished goods inventories at Olicom distribution centers at a minimum level of typically 1-2 months of equivalent sales volume. Distribution effectiveness is optimized through direct customer delivery and factory shipments to Olicom's distribution centers in Copenhagen and Plano, Texas.

     Components and sub-assemblies for Olicom's products are procured by Olicom's manufacturers directly from third party vendors, except for certain critical components, including chipsets and ASICs. Olicom has entered into a number of volume purchase agreements with major material vendors in order to secure material availability and the most favorable terms and conditions for material procurement.


     Olicom has not experienced any significant problems in obtaining required supplies of sole or limited source components. However, the inability to develop alternative sources of supply, if required, or a reduction or interruption in supply or a significant increase in the price of one or more critical components, could materially and adversely affect Olicom's business, financial condition or results of operations and could negatively impact customer relationships.

     Olicom has granted certain customers a non-exclusive license to use, manufacture and sell products currently being manufactured and sold by Olicom on an OEM basis. Such licenses generally become effective in the event that Olicom discontinues manufacturing the products being purchased by such customer, or is unable to provide specified quantities of products or levels of quality, and/or upon the bankruptcy or insolvency of Olicom. The grants of manufacturing rights are not subject to payment of royalties.

COMPETITION

     The LAN industry is intensely competitive and is characterized by rapid technological advances and evolving industry standards. The industry can be significantly affected by new product introductions, increased product capabilities, and improvements in the relative price and performance of networking products, as well as by the market activities of industry participants. Olicom's competition in the market for network interconnection products is primarily derived from other vendors and manufacturers of LAN products (such as IBM, Madge and 3Com).

     IBM is both the dominant supplier of Token Ring network products and an established vendor of computer and networking systems and products to a substantial number of existing and potential end-users of Olicom products. As a result, Olicom believes that, in order to compete successfully in the market to Token Ring network products, Olicom's products and systems must have more features, greater functionality and performance, and/or lower prices than those offered by IBM. In addition, from time to time IBM establishes strategic working relationships with independent networking vendors relating to IBM's long-term product development programs. If IBM were to select, on a preferential basis, one or more of Olicom's competitors for such relationships, Olicom's business, financial condition or results of operations could be materially and adversely affected.

     The principal competitive factors in the markets served by Olicom include product quality and functionality, compatibility, interoperability, performance, reliability, product support, customer satisfaction, price and vendor reputation. While Olicom believes that it has competed effectively to date, competition in the industry is likely to intensify as current competitors expand their product lines and new companies enter the market.

     An increase in competition could have a material adverse effect on Olicom's business, financial condition or results of operations because of price reductions and/or loss of market share. There can be no assurance that Olicom will be able to compete successfully in the future with these existing or potential competitors. Olicom believes that price competition has been increasing and will continue to increase. Such price competition is the result, in part, of price decreases announced by IBM and other competitors on competitive products, as well as the success of Olicom and its competitors in successfully engineering cost reductions into their products and the entrance of new competitors into the market. Olicom's ability to compete successfully with current and potential competitors will depend to a significant extent on its ability to continue developing technologically superior products and to adapt to changes in the marketplace. There can be no assurance that price competition will not have a material adverse effect on Olicom's business, financial condition or results of operation.

LASAT COMMUNICATIONS

     Lasat became a majority-owned subsidiary of Olicom during the first quarter of 1996. Lasat's principal products include desktop modems and PC-Card modems for mobile computers. Lasat also produces modems for ISDN-based communication.

     Lasat markets and sells its products through carefully targeted indirect distribution channels that include distributors, OEMs and co-branding agreements with Internet service providers. Lasat is currently developing new products and enhancements to existing products, to further improve performance, increase price competitiveness, assure continued interoperability, and increase market share.

     Lasat outsources its entire production volume, which are manufactured to meet Lasat specifications on a turnkey basis in fully automated, high-quality production lines utilizing Surface Mounting Technology techniques.


     The modem industry is intensely competitive and is characterized by rapid technological advances and evolving industry standards. The industry can be significantly affected by new product introductions, increased product capabilities, and improvements in the relative price and performance of modem products, as well as by the market activities of industry participants. Lasat's competition is primarily derived from other vendors and manufacturers of modem products (including U.S. Robotics Corporation, among others).


PROPRIETARY RIGHTS

     Olicom does not hold any patents and relies upon a combination of copyright and trade secret laws to establish and maintain proprietary rights in its products. There can be no assurance that such measures are or will be adequate to protect Olicom's proprietary technology. Although Olicom believes that its products and technology do not infringe the proprietary rights of others, and Olicom does not have any knowledge that its products infringe the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims in the future or that such claims will not be successful.

     In addition, Olicom generally enters into confidentiality agreements with its customers, suppliers and industry partners, and limits access to sensitive information. Despite these precautions, it may be technologically possible for competitors of Olicom to "reverse engineer" or otherwise obtain information regarding aspects of Olicom's products that Olicom regards as proprietary. The laws of some foreign countries in which Olicom sells or may sell its products do not protect Olicom's proprietary rights in its products to the same extent as do the laws of the Kingdom of Denmark and/or the United States.

     Olicom believes that, due to the rapid pace of innovation within the LAN industry, factors such as the technological and creative skills of its personnel and ongoing product support are as important in establishing and maintaining a leadership position within the industry as are the various legal protections of its technology.


     Certain technology used in Olicom's products is licensed, generally on a non-exclusive basis, by Olicom from third parties. These license agreements generally require Olicom to pay royalties and to fulfill confidentiality obligations in order to maintain the licenses. Olicom has entered into a non-exclusive license agreement under certain patents relating to Token Ring technology that were issued to Olaf Soderblom in the United States and a number of foreign countries, and have been assigned to Willemijn Houdstermaastschappij BV ("Willemijn"). During 1996, Olicom settled litigation commenced by Olicom against Willemijn regarding the license agreement and its obligations thereunder.


TRADEMARK AGREEMENT

     The trademark "Olicom" (the "Trademark") is a registered trademark of Olivetti S.p.A., which has granted Olicom a worldwide, royalty-free license to use the Trademark pursuant to a Trademark Agreement effective September 2, 1992. During such period as Olicom is the licensee of the Trademark and for a period of one year after any termination of the license thereof, Olivetti S.p.A has agreed not to use itself or grant to a third party any rights to use the Trademark on products of the type manufactured or marketed by Olicom. The initial term of the license was three years, and the license automatically renews on a yearly basis, unless either party gives the other 12 months' notice of termination. In the event that the license of the Trademark were terminated, Olicom would be required to change its name and cease using the Trademark on its products. A change in Olicom's name and the creation of a new trademark could involve significant expense and the possibility of customer confusion, which in turn could have a material adverse effect on Olicom's business, financial condition or results of operations.

EMPLOYEES

     As of January 1, 1997, Olicom employed or retained (as employees or independent contractors) approximately 480 persons, including 195 in sales and marketing, 115 in product research and development, 90 in operations/production including quality assurance, and 80 in administration and finance. Of these employees and independent contractors, approximately 125 were located in the United States, 50 were located in Olicom's offices in Europe, South Africa, Singapore and in Australia, and the remainder were located in Denmark. Approximately 60 persons of the 480 were employed by Lasat.

     None of Olicom's employees is represented by a labor union. Olicom has not experienced any work stoppages and considers its relations with its employees to be good.

     Competition in the recruiting of highly-qualified personnel in the computer and communications industry is intense. Olicom believes that its future success will depend, in part, on its continued ability to hire, motivate and retain qualified management, marketing and technical personnel. To date, Olicom has not experienced any difficulty in attracting and retaining qualified employees.

     Olicom has experienced significant growth in the past, which has required that Olicom continue to improve its operational and financial systems, and train, motivate and manage its employees. If management is unable to manage Olicom's growth effectively, or if the productivity of its sales force falls below expectations, Olicom's business, financial condition or results of operations could be materially and adversely affected. There can be no assurance that Olicom will be able to sustain growth.

OLICOM SHARE INCENTIVE PLANS


     At April 1, 1997, Olicom had issued warrants and options to its employees and directors, and employees and directors of Olicom Americas, to purchase an aggregate of 663,200 shares of Olicom Common Stock under Olicom's share incentive plans. The exercise price for such warrants and options ranges from $5.98 to $12.00. Such warrants and options terminate on various dates through May 1, 2001. At April 1, 1997, warrants and options to purchase an aggregate of 160,000 shares of Olicom Common Stock were held by the directors and executive officers of Olicom.


PROPERTIES

     Olicom's principal administrative, marketing, product development, support facilities, and training center, as well as a warehouse and distribution facility, are located in a modernized three-story building and a newly-constructed adjacent building in Lyngby in the greater Copenhagen area where Olicom presently leases a total of approximately 125,000 square feet of floor space as its international headquarters.


     Olicom leases its international headquarters from a third-party lessor pursuant to a lease that may be terminated by the lessor or Olicom commencing in 2008, upon six months' notice, and which provides for increases in annual rentals based on the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%. An immediately adjacent building that forms part of Olicom's headquarters complex is leased from a third party lessor pursuant to a lease that may be terminated by either party commencing in 2006, upon 12 months' notice, and which provides for an increase in annual rental payments based on the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%. During 1996, Olicom leased additional space adjacent to its international headquarters from a third party lessor pursuant to a lease that may be terminated by either party commencing in 2006, upon 12 months' notice, and which provides for an increase in annual rental payments based on the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%. Olicom believes that its existing facilities are adequate for its current needs. Olicom believes that suitable space is available in the Copenhagen area and that the three facilities should provide sufficient additional space for foreseeable future expansion in Copenhagen.


     Olicom currently leases an aggregate of approximately 29,000 square feet of office and warehouse space in metropolitan Dallas, Texas, to support North and South American sales and marketing. Furthermore, Olicom leases office space in the following cities to support sales and marketing in Europe: Milan, Italy; Middlesex, U.K.; Munich and Morfelden, Germany; 's-Hertogenbosch, The Netherlands; Nanterre, France; Madrid, Spain; and Vienna, Austria. Olicom also leases space for sales offices in Singapore; Tokyo, Japan; Sydney, Australia; and Sandton, South Africa. Olicom believes that suitable additional space will be available in such locations as required.


LEGAL PROCEEDINGS


     From time to time, Olicom is involved in litigation relating to claims arising out of its operations in the normal course of business. As of May 2, 1997, Olicom was not a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on Olicom's business, results of operations or financial position. See also "Olicom
A/S -- Business: Proprietary Rights."


     In March 1995, Olicom settled a consolidated class action lawsuit captioned In Re Olicom Securities Litigation, case no. 3-94-CV-0511-D, filed in the United States District Court for the Northern District of Texas, alleging violations of United States securities laws. The Stipulation of Settlement acknowledged that Olicom denied liability. The Olicom Consolidated Financial Statements at December 31, 1994, included a charge of $4.2 million, net of insurance coverage, in connection with this settlement (see note 12 to the Olicom Consolidated Financial Statements). On August 30, 1996, the court entered a final judgment of dismissal with prejudice with respect to the consolidated action.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain financial information with respect to Olicom for the five years ended December 31, 1996. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Olicom Consolidated Financial Statements and related notes included elsewhere herein.


                FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA



                                                                           YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------
                                                               1992      1993       1994       1995       1996
                                                              -------   -------   --------   --------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.................................................  $68,411   $93,927   $113,604   $127,469   $168,228
  Cost of sales.............................................   38,717    52,887     61,198     65,191     95,236
                                                              -------   -------   --------   --------   --------
  Gross profit..............................................   29,694    41,040     52,406     62,278     72,992
                                                              -------   -------   --------   --------   --------
OPERATING EXPENSES:
  Sales and marketing.......................................    9,060    13,244     23,783     31,660     40,496
  Research and development..................................    4,484     5,870      7,531      9,193     12,852
  Purchased research and development........................    1,000        --         --         --         --
  General and administrative................................    1,893     3,094      4,440      5,662      6,848
  Transaction-related expenses..............................       --        --         --         --      3,787
  Special charge regarding management change................       --        --         --         --      1,402
                                                              -------   -------   --------   --------   --------
        Total operating expenses............................   16,437    22,208     35,754     46,515     65,385
                                                              -------   -------   --------   --------   --------
INCOME FROM OPERATIONS......................................   13,257    18,832     16,652     15,763      7,607
  Interest income, net......................................      276     1,928      2,462      3,297      1,531
  Foreign currency gains (losses)...........................     (412)       27         19        (31)       675
  Related party gain on sale of investment..................       --        --         --         --      2,878
  Settlement of litigation..................................       --        --     (4,200)        --         --
                                                              -------   -------   --------   --------   --------
INCOME BEFORE INCOME TAXES..................................   13,121    20,787     14,933     19,029     12,691
  Provision for income taxes................................    4,777     7,340      5,026      6,223      4,727
                                                              -------   -------   --------   --------   --------
NET INCOME BEFORE CHANGE IN ACCOUNTING METHOD...............    8,344    13,447      9,907     12,806      7,964
  Minority interest.........................................       --        --         --         --        539
  Cumulative effect of change in accounting methods, net of
    taxes...................................................       --        --        161         --         --
                                                              -------   -------   --------   --------   --------
NET INCOME..................................................  $ 8,344   $13,447   $ 10,068   $ 12,806   $  7,425
                                                              =======   =======   ========   ========   ========
EARNINGS PER SHARE..........................................  $  0.67   $  0.85   $   0.66   $   0.87   $   0.50
                                                              =======   =======   ========   ========   ========
  Cash dividends declared per share(1)......................  $  0.06        --         --         --         --
WEIGHTED AVERAGE SHARES OUTSTANDING.........................   12,475    15,873     15,298     14,748     14,786
                                                              =======   =======   ========   ========   ========



                                                                                 DECEMBER 31,
                                                              --------------------------------------------------
                                                               1992      1993       1994       1995       1996
                                                              -------   -------   --------   --------   --------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................  $53,237   $68,481   $ 66,427   $ 78,600   $ 86,407
  Total Assets..............................................   84,690    90,240    108,917    127,327    127,924
  Current portion of long-term obligations..................       97         7         --         --         --
  Long-term obligations, less current portion...............      323       152         --         --         --
  Total stockholders' equity................................   62,117    77,885     78,191     90,127     97,509


---------------

(1) In June, 1992, Olicom paid a dividend of DKK 0.3509 ($0.06) per Common
    Share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     With the exception of historical information, certain of the matters discussed in this report contain trend analysis and other forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve risks and uncertainties, including, without limitation, the risks and uncertainties described under the caption "Risk Factors," together with such risks and uncertainties as are described in registration statements, reports and other documents filed by Olicom from time to time with the Commission pursuant to the Securities Act and the Exchange Act. Such risks and uncertainties could cause Olicom's actual consolidated results for 1997 and beyond to differ materially from those expressed in any statements made by, or on behalf of, Olicom. The following discussion should be read in conjunction with the Olicom Consolidated Financial Statements and related notes.


OVERVIEW

     Olicom's wholly-owned subsidiaries include Olicom Ventures A/S (Connect International A/S) ("Olicom Ventures"), Olicom Finance Limited and Olicom Trading A/S. Olicom Americas is a wholly-owned subsidiary of Olicom Trading A/S, and Olicom's interest in Lasat is held by Olicom Ventures.

     Olicom's functional currency is the U.S. dollar. Olicom prepares its financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States. References herein to "U.S. dollars" or "$" are references to United States currency, and references to "Danish kroner," "kroner" or "DKK" are references to Danish currency.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain financial data as percentages of Olicom's net sales. Olicom believes that period to period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.


                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1994     1995     1996
                                                              ------   ------   ------
Net sales...................................................   100.0%   100.0%   100.0%
Cost of sales...............................................    53.9     51.1     56.6
                                                               -----    -----    -----
          Gross profit......................................    46.1     48.9     43.4
Operating expenses:
  Sales and marketing.......................................    20.9     24.8     24.1
  Research and development..................................     6.6      7.2      7.6
  Purchased research and development........................      --       --       --
  General and administrative................................     3.9      4.4      4.1
  Transaction-related expenses..............................      --       --      2.3
  Special charge regarding management change................      --       --      0.8
                                                               -----    -----    -----
Total operating expenses....................................    31.4     36.4     38.9
                                                               -----    -----    -----
Income from operations......................................    14.7     12.5      4.5
  Interest income, net......................................     2.2      2.4      0.9
  Foreign currency gains (losses)...........................      --       --      0.4
  Related party gain on sale of investment..................      --       --      1.7
  Settlement of litigation..................................    (3.7)      --      1.7
                                                               -----    -----    -----
Income before income taxes..................................    13.2     14.9      7.5
  Provision for income taxes................................     4.4      4.9      2.8
                                                               -----    -----    -----
Net income before change in accounting method and minority
  interest in income of consolidated subsidiary.............     8.8     10.0      4.7
  Minority interest in income of consolidated subsidiary....      --       --      0.3
  Cumulative effect of change in accounting methods, net of
     taxes..................................................     0.1       --      0.3
                                                               -----    -----    -----
Net income..................................................     8.9%    10.0%     4.4%
                                                               =====    =====    =====

  Years Ended December 31, 1996 and 1995


     Net Sales. Net sales increased from $127.5 million in 1995 to $168.2 million in 1996. Net sales in North and South America (the "Americas") increased from $52.2 million in 1995 to $61.7 million in 1996, while sales outside of the Americas increased from $75.3 million in 1995 to $106.5 million in 1996. The increase in net sales in 1996 was principally due to the inclusion since January 1, 1996, of the net sales (almost exclusively in Europe) of Lasat, as well as increases in sales of Olicom's network interface cards. In addition to these factors, the increase in Olicom's net sales during 1996 resulted from greater market penetration across most of Olicom's geographic regions, as well as from increased unit sales to a broad range of customers and expansion of Olicom's distribution channels, as a result in substantial part of refinements in marketing and product strategies implemented by Olicom. As a result thereof, Olicom brand-name sales (which increased 28% and 18% during 1995 and 1996, respectively) constituted 79% of net sales during fiscal year 1996, Lasat brand-name sales constituted 15% of net sales, while sales to OEMs (which decreased 43% in 1995 and 37% in 1996) accounted for 6% of net sales. This trend reflects a continuation of Olicom's emphasis on brand-name sales, as such sales accounted for 89% of net sales in 1995, while sales to OEMs constituted 11% of net sales during the same period. While Olicom is unable to predict the relative mix of brand-name and OEM sales during 1997, it is possible that sales of private label products to OEMs may continue to decrease during 1997.


     During 1996, Olicom's revenues were favorably influenced by several other factors, including the continued success of Olicom's main products, Token Ring NICs, and in general, the continued demand for LANs and the networking and internetworking products marketed by Olicom. During the year, Olicom continued to increase unit sales of NICs.

     Sales of infrastructure products, which include switches, intelligent HUBS and bridge products, decreased from $18.5 million in 1995 to $17.2 million in 1996. Sales of all adapter card products represented 85.5% and 74.4% of net sales in 1995 and 1996, respectively. Olicom anticipates that a significant portion of its revenues during 1997 will continue to be derived from sales of NICs.

     Sales to a single distributor were $12.8 million, or 7.6% of net sales, in 1996, compared to $13.9 million, or 10.9% of net sales during 1995.


     Gross Profit. Gross profit increased by 17.2%, from $62.3 in 1995 to $73.0 million in 1996, and decreased as a percentage of net sales from 48.9% in 1995 to 43.4% in 1996. The decrease in gross margins was primarily due to the inclusion of Lasat in the results of Olicom's operations, as Lasat operates at a lower average gross margin than Olicom has historically experienced. However, gross margins were favorably impacted by cost reductions resulting primarily from cost improved product designs, volume-based component purchasing efficiencies, large-scale purchasing and manufacturing, and continued reductions in other material costs. Gross margins during 1996 continued to benefit from a higher percentage of sales to distributors, on which Olicom typically realizes higher margins than on sales to OEMs.


     Olicom believes that gross margins may decline in the future, as Olicom's products face increased price pressures and to the extent that Olicom's product mix shifts toward lower margin Ethernet and modem products. Olicom will continue to seek reductions in manufacturing costs to enable it to remain price competitive and to lessen the impact that price reductions may have on gross margins.

     Sales and Marketing. Sales and marketing expenses increased from $31.7 million in 1995 to $40.5 million in 1996, but decreased as a percentage of net sales from 24.8% in 1995 to 24.1% in 1996. The increase in the amount of such expenses during 1996 was primarily due to increased marketing activities in the United States, Europe and the Far East, including increased travel, office and personnel expenses and due to the inclusion of Lasat's operations within the Olicom group. During the year, Olicom committed significant additional resources to support its direct sales organization and expand its marketing organization and programs both in the United States and in Europe.

     Research and Development. Research and development expenses increased from $9.2 million in 1995 to $12.9 million in 1996, and increased as a percentage of net sales from 7.2% in 1995 to 7.6% in 1996. The increase in such expenses was primarily attributable to increased personnel associated with enhancements of current products and to expenditures related to new product development, including ATM and LAN switching. The inclusion of Lasat's operations within the Olicom group also contributed to higher research and development expenses during 1996.


     Olicom considers research and development expenditures to be critical to future net sales and intends to continue these expenditures at a level that constitutes a significant percentage of net sales.

     All of Olicom's research and development expenses have been charged to operations as incurred, net of a $953,000 subsidy received from a Danish government agency in support of ATM and LAN switching activities. The subsidy will be repaid in the form of a royalty if and when revenue from such switching products is realized.

     General and Administrative. General and administrative expenses increased from $5.7 million in 1995 to $6.8 million in 1996, but decreased as a percentage of net sales from 4.4% in 1995 to 4.1% in 1996. These increased expenses reflected the inclusion of Lasat's operations within the Olicom group, together with the expense of salaries for additional personnel and costs related to increases in volume.


     Transaction-Related Expenses and Other Charges and Income. During the first quarter of 1996, Olicom purchased an additional 40% interest in Lasat, which resulted in Olicom holding 75% of Lasat's share capital. During 1996 Olicom also made a subordinated convertible loan to a Danish ISDN hardware and software development company. For fiscal 1996, a $3.8 million non-recurring charge was taken as a result of the write-off of in-process engineering and development projects of Lasat, other transaction-related expenses in connection with these investments, and the creation of a reserve with respect to the convertible loan.


     Also during 1996 Olicom implemented certain management changes primarily in its U.S. operations, which resulted in a special charge of $1.4 million.

     During 1996 Olicom also completed the sale of its minority holding in Contex A/S to Nilex ApS, a significant shareholder in Olicom and affiliate of its managing director, resulting in a gain of $2.9 million net of taxes. See "Interest of Management in Certain Transactions -- Contex A/S."


     Income Taxes. Olicom's effective income tax rate increased from 32.7% during 1995 to 37.2% for 1996. The increase in the effective tax rate was primarily due to the fact that charges relating to transactions were not deductible for tax purposes.


  Years Ended December 31, 1995 and 1994


     Net Sales. Net sales increased from $113.6 million in 1994 to $127.5 million in 1995. The growth in net sales in 1995 was principally the result of increases in sales of NICs, as well as increased sales of Olicom's intelligent HUB products. Sales of infrastructure products increased from $11.0 million in 1994 to $18.5 million in 1995, representing 9.7% and 14.5% of net sales in 1994 and 1995, respectively. Sales of all adapter card products represented 90.3% and 85.5% of net sales in 1994 and 1995, respectively. In addition to these factors, the increase in Olicom's net sales during 1995 resulted from greater market penetration across all of Olicom's geographic regions, except the U.S., where sales declined 8.7% from $57 million in 1994 to $52 million in 1995.


     The growth in sales in 1995 was due primarily to increased unit sales to a broad range of customers and expansion of Olicom's distribution channels, as a result in substantial part of marketing and product strategies previously implemented by Olicom that placed greater emphasis on brand-name sales. As a result of the success of this marketing program, brand-name sales (which increased 84% and 28% during 1994 and 1995, respectively) constituted 89% of net sales during fiscal year 1995, while sales to OEMs (which decreased 48% in 1994 and 43% in 1995) accounted for 11% of net sales. This trend reflected a continuation of Olicom's increased emphasis on brand-name sales, as such sales accounted for 79% of net sales in 1994, while sales to OEMs constituted 21% of net sales during the same period.

     During 1995, Olicom's revenues were favorably influenced by many other factors, including the continued success of Olicom's main products, Token Ring NICs, and in general, the continued demand for LANs and the networking and internetworking products marketed by Olicom. During the year, Olicom continued to increase unit sales of NICs.

     During 1995, sales to a single OEM customer were $7.0 million, or 5.5% of net sales, compared to $13.4 million, or 11.8% of net sales, during 1994. Sales to one single distributor were $13.9 million, or 10.9% of net sales, in 1995, compared to $6.7 million, or 5.9% of net sales during 1994.

     Gross Profit. Gross profit increased by 18.8%, from $52.4 in 1994 to $62.3 million in 1995, and increased as a percentage of net sales from 46.1% in 1994 to 48.9% in 1995. The improvement in gross margin was due to cost reductions resulting primarily from cost improved product designs, volume-based component purchasing efficiencies, large-scale purchasing and manufacturing, and continued reductions in other material costs. Moreover, a higher percentage of sales during 1995 were to distributors, on which Olicom typically realizes higher margins than on sales to OEMs.


     Sales and Marketing. Sales and marketing expenses increased substantially from $23.8 million in 1994 to $31.7 million in 1995, and increased as a percentage of net sales from 20.9% in 1994 to 24.8% in 1995. The significant increase in these expenses during 1995 was primarily due to increased marketing activities in the United States, Europe and the Far East, including increased travel, office and personnel expenses. During the year, Olicom committed significant additional resources to support its sales organization and expand its marketing organization and programs both in the United States and in Europe.


     Research and Development. Research and development expenses increased from $7.5 million in 1994 to $9.2 million in 1995, and increased as a percentage of net sales from 6.6% in 1994 to 7.2% in 1995. The increase in such expenses was primarily attributable to increased personnel associated with enhancements of current products and to expenditures related to new product development, including ATM and LAN switching.

     All of Olicom's research and development expenses have been charged to operations as incurred, net of a $598,000 subsidy received from a Danish government agency in support of ATM and LAN switching activities. The subsidy will be repaid in the form of a royalty if and when revenue from such switching products is realized.

     General and Administrative. General and administrative expenses increased from $4.4 million in 1994 to $5.7 million in 1995, and increased as a percentage of net sales from 3.9% in 1994 to 4.4% in 1995. These increased expenses reflected salaries for additional personnel and costs related to the growth in Olicom's revenues.

     Income Taxes. Olicom's effective income tax rate decreased from 33.7% during 1994 to 32.7% for 1995.

  Recent Developments

     The following table shows certain information relating to Olicom's results of operations for the three months ended March 31, 1996 and 1997, respectively. This information is unaudited, but has been prepared on the same basis as the audited financial statements appearing elsewhere in this Joint Proxy Statement/Prospectus, and in the opinion of Olicom's management, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited financial statements of Olicom, related notes and other financial information appearing elsewhere in this Joint Proxy Statement/Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.


                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                            ----------------------
                                                              1996         1997
                                                            ---------    ---------
                                                                (IN THOUSANDS,
                                                            EXCEPT PER SHARE DATA)
Net revenues..............................................    $32,147      $48,404
Cost of revenues..........................................    $20,330      $26,149
Operating expenses, exclusive of transaction-related
  expenses and special charge.............................    $14,514      $15,477
Transaction-related expenses and special charge regarding
  management change.......................................    $ 5,189           --
Income (loss) from operations.............................    $(7,886)     $ 6,778
Related party gain on sale of investment..................    $ 2,878           --
Net income (loss).........................................    $(3,238)     $ 4,596
Earnings (loss) per share.................................    $ (0.22)     $  0.31



     Olicom attributes the increase in net revenues during the three months ended March 31, 1997 ("Q1 1997"), compared to the same period in the previous year, to increased unit shipments of all product lines, which more than offset a decline in average selling prices for such products. During the three months ended March 31, 1996 ("Q1 1996"), revenues were negatively impacted by a reorganization of Olicom's U.S. operations. The increase in income from operations during Q1 1997 was due to increased gross margins, a decline in recurring operating expenses as a percentage of net revenues, and the absence of non-recurring charges. Olicom management believes that gross margins experienced during Q1 1997 were more consistent with its historical range thereof, as gross margins during Q1 1996 were negatively impacted by changes in Olicom's pricing policy that were implemented during such period. In addition, the decrease in operating expenses (exclusive of transaction-related expenses and special charge) as a percentage of net revenues during Q1 1997 is attributed to Olicom's leveraging of such expenses over an increased revenue base.


LIQUIDITY AND CAPITAL RESOURCES

     During 1996, Olicom funded its operations with cash from operations. Olicom's available cash and short-term investments totaled $51.6 million as of December 31, 1996, and represented 40.3% of total assets.

     Olicom had unsecured line of credit facilities for an aggregate amount of $11.0 million at December 31, 1996, of which no advances were outstanding at such date. These facilities support foreign currency hedging and working capital requirements.

     The increase during 1996 in net cash from operating activities of $18.5 million was primarily due to cash from net income, a significant decrease in inventory of $12.4 million and decreases in accounts receivable of $2.6 million. Current liabilities were reduced by $7.0 million. Management believes that the reductions in accounts receivable and in inventories were the results of improved operating procedures.


     Capital expenditures, less proceeds from sale of property, equipment and businesses, during 1995 and 1996 were $1.1 and $1.0 million, respectively. Capital expenditures, other than the purchase of an additional interest in Lasat, were associated with the expansion of sales and marketing, research and development and general and administrative activities including a new integrated management information system. At December 31, 1996, Olicom had no material commitments for capital expenditures. See "Subsequent Event". Olicom believes that cash presently at its disposal and cash generated from operations will be sufficient to finance its operations and currently projected capital expenditures through at least the next 12 months. Olicom expects to continue to make investments in the future to support its overall growth. Currently, it is anticipated that ongoing operations will be financed primarily from internally generated funds. However, as indicated in Olicom's periodic filings with the Commission, there are several factors that could affect Olicom's ability to generate cash from operations in the future, including general economic conditions, market competition and changes in working capital requirements. See also "Risk
Factors -- Risks Relating to Olicom and CrossComm." Olicom believes that its anticipated cash flows from operations and access to debt and equity markets will permit the financing of its business requirements in an orderly manner for at least the 12-month period thereafter.


     During the first quarter of 1996, Olicom purchased an additional 40% interest in Lasat. The purchase price for this shareholding, net of cash acquired, was $2.5 million.

     To date, inflation has not had a material impact on Olicom's financial results. Olicom presently intends to retain any earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. If and when dividends are paid, such payment will be made in kroner.

SUBSEQUENT EVENT


     On March 20, 1997, Olicom entered into an Agreement and Plan of Reorganization under which Olicom would exchange each outstanding share of CrossComm Common Stock for $5.00 in cash, 0.2667 shares of Olicom Common Stock and Warrants to acquire 0.1075 shares of Olicom Common Stock at an exercise price of $19.74 per full share of Olicom Common Stock. Pursuant to the Merger Agreement, Olicom expects to issue approximately 2,700,000 shares of its common stock, Warrants to purchase approximately 1,100,000 additional shares of Olicom Common Stock, and in addition, to issue options to purchase approximately 575,000 additional shares of Olicom Common Stock. The number of shares Olicom Common Stock may be adjusted upward or downward under certain circumstances, based on the high and low sales prices for Olicom Common Stock during a period prior to Closing. The Merger, if consummated, will be accounted for using purchase accounting, and Olicom anticipates recognizing a significant non-recurring expense aggregating approximately $36,250,000 during the second quarter of 1997 in order to write off in-process research and development. The foregoing is a preliminary estimate of expense and therefore subject to change. There can be no assurance that Olicom will not incur additional charges to reflect costs associated with the Merger. The Merger is subject to approval by the stockholders of both Olicom and CrossComm, as well as other conditions, and if such approvals are obtained and the other conditions are satisfied, the transaction is expected to become effective in June, 1997. Olicom anticipates that the cash portion of the consideration (net of acquired liquid assets) will be funded from available working capital. See "Risk Factors -- Risks Relating to the Merger" for a discussion of numerous issues that must be successfully managed to obtain the anticipated benefits from the Merger. The inability of management to successfully integrate the operations of Olicom and CrossComm pursuant to the Merger could have an adverse effect on the business, financial condition or results of operations of the combined company.

                              MANAGEMENT OF OLICOM


     The following table and discussion provides certain information about the current directors, nominee for director and executive officers of Olicom:



               NAME                  AGE                       POSITION WITH OLICOM
               ----                  ---                       --------------------
Jan Bech...........................  57     Chairman of the Board
Bo F. Vilstrup.....................  54     Deputy Chairman of the Board
Lars Stig Nielsen..................  55     Managing Director, Chief Executive Officer and Member of
                                              the Board of Directors
Kurt Anker Nielsen.................  51     Member of the Board of Directors
Frank G. Petersen..................  64     Member of the Board of Directors
Michael J. Peytz...................  40     Member of the Board of Directors
Anders Knutsen.....................  49     Nominee to the Board of Directors
Boje Rinhart.......................  48     Chief Financial Officer
J. Michael Camp....................  47     President and Chief Executive Officer of Olicom Americas
Niels Christian Furu...............  40     Executive Vice President and Chief Operating Officer



     Mr. Bech has been Chairman of the Olicom Board since 1985. Mr. Bech previously served as a Vice-President of Olivetti S.p.A., with responsibility for the commercial activities of Olivetti in Scandinavia (from 1985 to 1992).


     Mr. Vilstrup has been Deputy Chairman of the Board since 1992. He is an attorney and has been a partner in the law firm of Lett, Vilstrup & Partnere, Copenhagen, Denmark, since 1972.


     Mr. Stig Nielsen is the founder of Olicom and has held the positions of Managing Director, Chief Executive Officer and member of the Board of Directors since 1985.



     Mr. Anker Nielsen, a director of Olicom since 1993, has served as Chief Financial Officer (since 1985) and Deputy Managing Director (since 1996) of Novo Nordisk A/S, a biotechnology company that develops, produces and markets pharmaceutical and biochemical products.


     Mr. Petersen, a director of Olicom since 1996, was employed by IBM from 1957 until his retirement in 1994. At the time of his retirement, he served as Chairman and President of IBM Nordic AB, with responsibility for IBM's commercial activities in Scandinavia.

     Mr. Peytz, a director of Olicom since 1996, has served as Division Director for Alcatel Kirk A/S (since 1994), with responsibility for Alcatel's space electronics business in Denmark. He previously was a management consultant with McKinsey & Company (from 1985 to 1994).


     Mr. Knutsen, a director nominee, has served as Managing Director and Chief Executive Officer of Bang & Olufsen A/S (since 1991), a company that develops and markets audio and visual products.


     Mr. Rinhart has been Olicom's Chief Financial Officer since 1995. Prior to joining Olicom, Mr. Rinhart was a partner in the management consulting firm of Hjorth & Rinhart (from 1986 to 1995).

     Mr. Camp has been the President and Chief Executive Officer of Olicom Americas since May, 1996. Prior to joining Olicom Americas, Mr. Camp served as a Vice-President and General Manager of the Multimedia Business Applications Division at Northern Telecom Ltd. (from 1993 to 1996). Prior thereto, he served as a Vice-President at Northern Telecom, where he served as General Manager of its Data Networks Division (from 1992 to 1993), and as General Manager of its Network Integration Division (from 1991 to 1992). Prior thereto, he served as Director, Marketing of the Data Communications Systems Division at Northern Telecom (from 1989 to 1991).


     Mr. Furu has been Olicom's Executive Vice President and Chief Operating Officer since May 1, 1997. Prior to joining Olicom, Mr. Furu served as Vice-President of IBM Denmark and Director of Nordic PC Sales (from 1995 to
1997). Prior thereto, he served as Director of Sales for Finance and Telecommunications for

IBM Denmark (from 1993 to 1995) and as Assistant to the General Manager of Marketing, IBM Europe (from 1991 to 1993).


     There are no family relationships among directors and executive officers of Olicom or its subsidiaries.


     The business of Olicom is managed under the direction of the Olicom Board. The Olicom Articles provide for a board of directors of four to eight members, to be elected by Olicom's stockholders to serve one-year terms. In addition, directors may be elected for four-year terms by the employees of Olicom and its Danish subsidiaries, in accordance with Danish law. The statutory rights of the employees of Olicom and its Danish subsidiaries to representation on the Olicom Board have not been exercised to date. Officers of Olicom serve at the discretion of the Olicom Board.


     Meetings and Committees of the Olicom Board. The Olicom Board meets during Olicom's fiscal year to review significant developments affecting Olicom and to act on matters requiring board approval. There were 11 meetings of the Olicom Board during fiscal year 1996.


     The Olicom Board has established an Audit Committee to assist it in the discharge of its responsibilities. The Audit Committee recommends to the Olicom Board a firm or firms of certified public accountants to conduct audits of the accounts and affairs of Olicom and monitors the performance of such firm, reviews accounting objectives and procedures of Olicom (including matters relating to internal control systems) and the findings and reports of the independent certified public accountants, and makes such reports and recommendations to the Olicom Board as it deems appropriate. The Audit Committee is comprised of three non-employee directors: Messrs. Bech (Chairman), Vilstrup and Anker Nielsen. The Annual General Meeting of Olicom's stockholders appoints Olicom's auditors.


     The Olicom Board does not have a standing compensation committee, nor does it have a nominating committee, or any other committee performing similar functions. The functions customarily attributable to a compensation committee and a nominating committee are performed by the Olicom Board as a whole.

     Compensation of Directors and Executive Officers. An aggregate of approximately $900,000 was paid by Olicom to its directors and executive officers as a group (eight persons) for services rendered during fiscal year 1996 in all capacities, and approximately $560,000 was paid by Olicom during fiscal year 1996 to its senior management, consisting of Olicom's Managing Director and its Chief Financial Officer registered with the Commercial and Companies Agency of the Kingdom of Denmark.

     For fiscal year 1997, Olicom has proposed that nonmanagement directors receive directors' fees as discussed above under "The Olicom Meeting -- Matters to Be Considered at the Olicom Meeting: Proposal 6 -- Directors' Fees."


     Olicom has entered into a service agreement (the "Employment Agreement") with Mr. Stig Nielsen, Olicom's Managing Director and a member of the Olicom Board. The Employment Agreement does not contain a term, but is terminable by Olicom on 24 months' notice and is terminable by Mr. Stig Nielsen on six months' notice. In the event that either party to the Employment Agreement commits a gross breach of contract, the other party may immediately terminate the Employment Agreement. The Employment Agreement prohibits Mr. Stig Nielsen from competing with Olicom for a period of 18 months after termination of the Employment Agreement, except in the event that the Employment Agreement is terminated by Olicom or Mr. Stig Nielsen terminates the Employment Agreement as a result of the gross breach thereof by Olicom.



     Indemnification Agreements. Olicom has entered into Indemnification Agreements with its directors, executive officers and certain key employees. Each such Indemnification Agreement provides for indemnification of Olicom's directors, executive officers and certain key employees to the fullest extent permitted by the Companies Act. Additionally, Olicom Americas has entered into Indemnification Agreements with its directors (which include Messrs. Bech, Stig Nielsen, Camp and Max Jensen), executive officers and certain key employees. Each such Indemnification Agreement provides for indemnification of the directors, executive officers and key employees of Olicom Americas to the fullest extent permitted by the DGCL.

     To the extent that the Board of Directors of Olicom or Olicom Americas or their respective stockholders may in the future wish to limit or repeal the ability of Olicom or Olicom Americas to indemnify directors, executive officers and key employees, such repeal or limitation may not be effective as to directors, executive officers and key employees who are parties to such Indemnification Agreements, because their rights to full protection will be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors, executive officers and key employees of Olicom and Olicom Americas.

CERTAIN TRANSACTIONS


     International Headquarters. K/S Ulrikkenborg, a limited liability partnership (the "Landlord"), was organized in 1992 by management and senior employees of Olicom for the purpose of acquiring the real property and improvements thereon that are presently occupied by Olicom as its international headquarters. The limited partners of the Landlord included Messrs. Lars Stig Nielsen, Asbjo/rn Smitt, Kurt Nybroe-Nielsen (Olicom's former Deputy Managing Director), Niels Jo/rgensen (Olicom's Vice President of Engineering), and Peter Ryaa (Olicom's former Director of Finance).



     During 1995, Olicom purchased from the Landlord the real property and improvements thereon that comprised Olicom's headquarters for a consideration of approximately $10.5 million. Such consideration was based on valuations of the headquarters received from independent appraisers. During 1995, Olicom sold such real property and improvements to an unaffiliated public property investment company for a purchase price of $10.7 million, and simultaneously entered into a lease of the headquarters with such property investment company that may be terminated by Olicom or the lessor commencing in 2008.



     Residential Property. Olicom previously owned residential property situated in a suburb of Copenhagen which it leased to Mr. Stig Nielsen at an annual rental approximately equal to Olicom's mortgage payments on the property. The lease was not subject to termination by Olicom so long as Mr. Stig Nielsen remained its Managing Director. Pursuant to the lease, Mr. Stig Nielsen had the option to purchase the leased property commencing January 1, 1995, at a price equal to the official valuation thereof. In December, 1995, Mr. Stig Nielsen exercised such option and purchased the property for DKK 3.16 million (approximately $570,000), such amount being equal to the official valuation thereof.



     Contex A/S. Pursuant to a Share Purchase Agreement between Olicom and Nilex Systems ApS ("Nilex") dated January 23, 1996, Olicom transferred and assigned to Nilex Olicom's minority interest in Contex A/S (the "Contex Interest"). The purchase price for the Contex Interest was DKK 41,000,000 (approximately $6,420,000), which resulted in a gain to Olicom of $2,900,000, net of taxes. The purchase price for the Contex Interest was approved by a disinterested majority of the Olicom Board, on the basis of an appraisal of the value of the Contex Interest by an unaffiliated third party.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth certain information as of May 2, 1997, concerning the beneficial ownership of each current director of Olicom, each executive officer of Olicom, the directors and executive officers of Olicom as a group, and each stockholder in Olicom known to the management of Olicom to own beneficially more than 5% of the outstanding shares of Olicom Common Stock:



                                                           AMOUNT AND
                                                           NATURE OF
                    NAME AND ADDRESS                       BENEFICIAL            PERCENT
                 OF BENEFICIAL OWNER(1)                   OWNERSHIP(2)           OF CLASS
                 ----------------------                   ------------           --------
The Lake Fund...........................................   2,394,201(3)            16.2%
Lars Stig Nielsen.......................................   2,066,330(4)(5)         14.0
Asbjorn Smitt...........................................   1,970,080(4)            13.4
Nilex Systems ApS.......................................   1,753,000(6)            11.9
Jan Bech................................................      59,500(7)               *
Boje Rinhart............................................      29,150(8)               *
Bo F. Vilstrup..........................................      29,200                  *
Kurt Anker Nielsen......................................       1,400                  *
Frank G. Petersen.......................................       5,000                  *
Michael J. Peytz........................................       2,000                  *
J. Michael Camp.........................................      16,250(9)               *
Niels Christian Furu....................................          --                 --
All directors and executive officers as a group
  (consisting of 9 persons).............................   2,208,830(2)(3)(10)     14.9


---------------

 *  Less than 1%


 (1) The address of Mr. Stig Nielsen is Nybrovej 114, DK-2800 Lyngby, Denmark. The address of Mr. Smitt and Nilex is Nordre Strandvej 214, DK-3140 Aalsgaarde, Denmark. The address of The Lake Fund is c/o Plevier Beleggingen B.V., Roemer Visschherplein 19, 2106 AG Heemmstede, The Netherlands.



 (2) Sole voting and investment power, unless otherwise indicated. Percentages in the foregoing table are based on 14,749,095 shares of Olicom Common Stock issued and outstanding as of May 2, 1997.



 (3) Based on information set forth in a Schedule 13D, dated March 3, 1997, filed with the Commission by The Lake Fund.



 (4) Includes 1,753,000 shares of Olicom Common Stock owned by Nilex, as to which Messrs. Stig Nielsen and Smitt have shared voting and investment power. See Note 5.


 (5) Includes 46,250 shares of Olicom Common Stock which may be acquired pursuant to options exercisable within 60 days from the date hereof.


 (6) Mr. Stig Nielsen, Olicom's Managing Director, Chief Executive Officer and a member of the Olicom Board, is an officer and director of, and (through Eutronic Systems ApS ("Eutronic"), a corporation in which he holds 70% of the share capital) a principal stockholder in, Nilex. Mr. Smitt is an officer and director of, and (through Astronic ApS ("Astronic"), a corporation in which he holds 70% of the share capital) a principal stockholder in, Nilex. Eutronic is the holder of the share capital in Astronic (a 30% interest) not owned by Mr. Smitt, and Astronic is the holder of the share capital in Eutronic (a 30% interest) not owned by Mr. Nielsen.


 (7) Includes 7,500 shares of Olicom Common Stock which may be acquired pursuant to options exercisable within 60 days from the date hereof.

 (8) Includes 18,750 shares of Olicom Common Stock which may be acquired pursuant to options exercisable within 60 days from the date hereof.

 (9) Includes 6,250 shares of Olicom Common Stock which may be acquired pursuant to options exercisable within 60 days from the date hereof.

(10) Includes an aggregate of 78,750 shares of Olicom Common Stock which may be acquired pursuant to options exercisable within 60 days from the date hereof.


     As of the close of business on May 2, 1997, Cede & Co., the nominee of The Depository Trust Company, held of record 11,972,555 shares of Olicom Common Stock, or 81.2% of the outstanding shares of Olicom Common Stock, all of which were held for the accounts of member firms and institutions participating in the facilities of The Depository Trust Company.


                             CROSSCOMM CORPORATION

                                    BUSINESS

     CrossComm develops, manufactures, markets and supports advanced networking products. These products concurrently support bridging, multi-protocol routing and high speed LAN switching functions and ATM switching. CrossComm has marketed these products to customers transitioning mission-critical business applications from legacy hierarchical computing environments, typically dominated by IBM mainframe systems with SNA, to client/server environments, where computing power is distributed throughout the organization and interconnected by an enterprise-wide network. CrossComm's product line, which consists of a family of multi-protocol routers and high speed LAN and ATM switches, supports a variety of LAN and WAN connections and LAN communications protocols and can be readily integrated with a customer's existing computer equipment. These products are designed to provide non-stop scalable networks that are easy to use, install and maintain and provide customers a migration path to high bandwidth ATM networks. Because customers in the commercial computing environment have made substantial investments in legacy networks, CrossComm believes that such customers seek networking solutions that integrate easily into their existing network environments and provide a seamless migration to high bandwidth switched networks which can handle increasing voice, video and data traffic, while at the same time delivering traditional benefits associated with networking, such as greater computing power, better access to information and reduced costs. CrossComm's product line enables it to offer its customers such a solution.


     CrossComm markets its products in the United States and Canada through a direct sales organization, complemented by VARs and system integrators. CrossComm also sells its products internationally through a network of international distributors and through a direct sales organization in the United Kingdom. See "Marketing and Sales."


CROSSCOMM PRODUCTS

     CrossComm operates in one business segment known as enterprise networking. CrossComm's products include a family of networking products that concurrently support standard bridging, multi-protocol routing and high speed LAN and ATM switching functions.

     CrossComm's products include the XL80 backbone platform, the XL20 regional product, and the XL10, XL5 and IBN branch office products. Each of these products consists of a chassis which can be configured with one or more networking modules (which perform bridging, multiprotocol routing or high speed LAN and ATM switching) and is available with various software options and protocol support. Collectively, these products form the ClearPath system.


     ClearPath is a unified system of products designed to take HUB and router based networks to LAN and ATM switched environments. It is a highly modular, standards-based system for building next generation enterprise networks. The modular product suite includes ATM switching, LAN switching, routing and remote office networking components. All of the hardware modules are managed by the same software, CrossComm's Integrated Management System ("IMS"), which is compatible with industry standard network management platforms such as HP OpenView and can manage a complete line of network devices, locally and remotely. ClearPath provides the ability to add new functionality to networks or replace older technologies without sacrificing control and manageability.


     Modularity and scalability are the two structural elements of the ClearPath system that allow for the transition from today's networks to LAN and ATM switched architectures. This is accomplished through a family of hardware platforms that accommodate the various CrossComm functional modules. These range from small stand alone units for remote routing or switching, to larger multi-module platforms (with high speed backplane communications and redundant power supplies) for multiple functions. The XL product line has been designed to integrate routing, LAN switching and ATM technologies in a single platform. Combinations of these technologies can be deployed in an individual network and changed as networking needs evolve.



     Two advanced multi-slot communication platforms, the XL80 and XL20, provide the foundation for ClearPath's scalability and have the greatest range of options for network interoperability and reliability. The XL80 is an intelligent chassis that houses up to 16 networking modules, and the XL20 can be populated with up to four modules. The advantage to this scalable methodology is that it allows for expansion of the number of ports or introduction of a new functionality as network requirements grow or change. A third member of the ClearPath modular family is the XL10. It is designed for workgroups or branch offices where the need for technology integration is less critical. It can accommodate many of the same modules as the XL80 and XL20.



     Both the XL80 and XL20 contain an ATM CrossPoint Matrix ("CPM") backplane. The CPM is a full duplex, high speed interconnect scheme that builds an internal ATM backbone network within the chassis. It supports simultaneous operation of native ATM switching traffic, LAN to LAN routing, and switched virtual LAN traffic. Having ATM on the backplane is an integral part of the ClearPath design, as it allows for an eventual seamless transition to full ATM networks.


     During 1996, CrossComm introduced several new products which are a part of the growing family of ClearPath products. These include an ATM switch module, the XLX, which supports between 8 and 16 ATM ports at OC3 speeds (155 Mbps) and DS3 speeds (45 Mbps). Also introduced were the Ethernet Segment Switch and the Ethernet Workgroup Switch which support a variety of 10 Mbps and 100 Mbps port configurations.


     A major software addition to CrossComm's product line during 1996 was the CrossLAN Exchange which allows legacy Token Ring and Ethernet users to communicate with directly attached ATM based servers. A full suite of LAN emulation software on the client and server side was introduced to achieve this functionality.


SALES AND MARKETING

     CrossComm utilizes a multi-channel distribution and sales network to market its products. In the United States and Canada, CrossComm relies on a direct sales organization complemented by VARs. From time to time, certain computer systems companies purchase CrossComm's products for resale as part of an integrated system offering to their end-users. CrossComm sells its products internationally through distributors and through a direct sales organization in the United Kingdom.

     CrossComm has established marketing programs designed to identify prospective customers and educate them about CrossComm's products. These programs include telemarketing, distribution of sales and product literature, trade shows, seminars, and direct mail programs. CrossComm believes that its marketing programs enhance its effectiveness in selling to organizations in the commercial computing environment.


     CrossComm serves the United States and Canadian markets primarily through a direct sales organization complemented by a VAR channel. CrossComm believes that such a complementary approach, assisted by a strong technical support staff, is particularly well suited to addressing its customers' needs as well as differentiating its products and solutions from those of its competitors. As of February 21, 1997, CrossComm's domestic sales organization consisted of 34 individuals operating out of 15 sales locations in North America. As of February 21, 1997, CrossComm had also contracted with 50 VARs in cities across North America to assist in the distribution of CrossComm products.



     CrossComm's international sales are conducted primarily through international distributors located in Europe. As of February 21, 1997, CrossComm had 30 such distributors. During 1994, 1995 and 1996, CrossComm's international sales were approximately 18%, 25% and 37%, respectively, of total revenue. Sales to international distributors are subject to government controls and other risks associated with international sales, including difficulties in obtaining export licenses, fluctuations in currency exchange rates, political instability, trade restrictions, changes in duty rates and seasonality of purchases. To date, CrossComm has not experienced any material difficulties related to such factors.

CUSTOMERS AND BACKLOG


     As of December 31, 1996, CrossComm had shipped approximately 21,000 units of its ILAN and XL products to more than 1,700 end-users. No single customer accounted for more than 10% of total revenue during 1994, 1995 or 1996. Because substantially all of CrossComm's products are shipped within 30 to 60 days of receipt of the order, CrossComm does not believe that its backlog as of any particular date is indicative of future sales levels.


CUSTOMER SUPPORT AND SERVICE

     CrossComm services, repairs and provides technical support for its products. The majority of its service and support activities are related to software and network configuration and are provided by telephone support and remote telephone access from CrossComm's headquarters. Remote access is accomplished through a telephone connection made directly from CrossComm's office to the customer's network and enables CrossComm, in most instances, to quickly diagnose network problems. With this remote diagnostic capability, CrossComm's technicians can generally respond to problems without traveling to the customer's location.


     CrossComm typically offers customers a three month warranty on products. CrossComm also offers a number of maintenance and support contracts that include on-site service and 24-hour telephone dial-in support. CrossComm continues to invest in developing new network diagnostic tools, such as its IMS, and in personnel and training in order to support its customers. CrossComm supplements its customer service capabilities with third-party contractors, such as General DataComm, Inc. and IBM, that provide on-site service in over 300 cities throughout North America.


RESEARCH AND DEVELOPMENT

     CrossComm maintains two product development organizations totaling 132 employees as of February 21, 1997. One facility is located in the United States and the other is located in Poland at CrossComm's wholly-owned subsidiary, CrossComm-Poland Ltd. As of February 21, 1997, the Polish subsidiary employed approximately 105 individuals, 90 of whom were engineers. These engineers are engaged in the development of software for use in CrossComm's products. The software developed in Poland is integrated with CrossComm's U.S.-developed hardware and software and is maintained by CrossComm's U.S. employees. CrossComm's policy is to employ English speaking software engineers in Poland to permit easier communications with CrossComm's U.S.-based development organization.


     CrossComm believes that it achieves a significant cost advantage by developing software in Poland. Of CrossComm's research and development expense for 1996, approximately 35% was spent in Poland. While CrossComm believes that its Polish subsidiary gives it a competitive cost advantage, it also presents certain risks, including exposure to the political and economic environment in Poland, the possibility of Polish-U.S. travel and technology transfer restrictions and the difficulties arising from the large distances separating its two research and development organizations. During 1994, 1995 and 1996, CrossComm incurred expenses of $12,285,000, $13,359,000, and $9,830,000 respectively, on research and development activities.


MANUFACTURING

     CrossComm's manufacturing operations primarily consist of final assembly, test and quality control of subassemblies and systems. CrossComm presently uses off-the-shelf subassemblies and third parties to manufacture circuit boards and modules designed by CrossComm. CrossComm's management believes that this approach permits CrossComm to more easily scale its production to match demand, resulting in improved cost controls.

     Although CrossComm generally uses standard parts and components for its products, certain components are currently available only from single sources, including microprocessors (Intel), various communications controller chips or application-specific integrated circuits (TI, LSI Logic Corporation, PMC-Sierra, Inc. and Advanced Micro Devices, Inc.), and power supplies (Switching Power Supply, Inc. and Total Power International, Inc.). Other components and subassemblies are available only from limited sources. CrossComm has also contracted with Lockheed Commercial Electronics to be the primary manufacturer of the networking modules for CrossComm's XL networking platform. Although CrossComm believes that these components, subassemblies and modules are sufficiently available from alternate sources in a reasonable amount of time, the reduction or interruption of supply, a significant price increase or engineering changes required by the use of alternate components, subassemblies or modules could materially adversely affect CrossComm's operating results. CrossComm expects that it will continue to be dependent on single or limited source supplier relationships in the future.


COMPETITION

     The market for networking systems and data communication products is highly competitive and subject to rapid technological change. CrossComm's principal competitors are Cisco, Bay Networks, FORE, Xylan Corporation, IBM and 3Com who are either offering competitive LAN and ATM switching products or have announced their intentions to do so in the future. CrossComm also competes with major system vendors, LAN HUB vendors and telecommunications companies, who are offering or could in the future offer functionally competitive solutions. Many of CrossComm's current and potential competitors have greater financial, research and development and marketing resources than those of CrossComm and are better established than CrossComm.

     CrossComm believes that the principal competitive factor in the market for enterprise-wide network systems and solutions for customers with mission-critical business applications is the ability to consolidate SNA, LAN and WAN traffic without sacrificing network reliability and response time. In addition, network availability, reliability, network performance, ease-of-use, flexibility, scalability and service are key decision criteria. While CrossComm believes it currently competes favorably with respect to these factors, there can be no assurance that it will be able to compete successfully in the future.

PATENTS, PROPRIETARY RIGHTS AND LICENSES

     CrossComm does not currently hold any patents and relies upon copyright, trademark and trade secrets to establish and maintain its proprietary rights to its products. Because the networking industry is characterized by rapid technological change, CrossComm believes its success is more dependent upon the experience of its employees and the frequency of product introduction than on any legal protection afforded by patents.

     In July 1994, CrossComm entered into a technology licensing and product development agreement with MultiMedia Communications, Inc. ("MMC"). Terms of this agreement provide for the licensing of existing MMC ATM technology to CrossComm. This licensed ATM technology has been used in the design and development of an ATM switch subsystem by MMC for CrossComm. The ATM switch subsystem has been incorporated into an ATM switch module that was introduced by CrossComm in early 1996. The ATM switch module has been designed to enable ATM switching functionality in accordance with adopted ATM Forum standards, and has been incorporated into CrossComm's existing XL family of products, thereby providing customers a path to evolving ATM switching technology.


     In July 1994, CrossComm also entered into a technology licensing and manufacturing agreement with Applied Network Technology, Inc. ("ANT"). Terms of this agreement provide for the licensing of existing ANT Ethernet switching technology to CrossComm. This licensed technology has been used in the design and development of certain Ethernet switch modules by ANT for CrossComm. These modules have been incorporated into CrossComm's existing XL family of products, thereby also providing customers a path to Ethernet switching technology.


EMPLOYEES

     As of February 21, 1997, CrossComm employed 309 persons, including 105 employees of the Polish subsidiary. Of such employees, 132 employees were primarily engaged in research and development, 81 in manufacturing and customer support, 70 in sales and marketing and 26 in general management and finance. Given employee turnover rates and the time necessary to fill vacated positions, CrossComm does not believe that its head count figures as of any one particular date are necessarily indicative of average personnel levels. CrossComm has no collective bargaining agreement with its employees. CrossComm has never experienced a work stoppage and believes that its employee relations are good.


     CrossComm maintains stock option plans under which key employees have been granted options to purchase shares of CrossComm Common Stock. The option price per share under the plans is equal to the fair market value of CrossComm Common Stock on the date of option grant. In November 1996, options to purchase 1,063,625 shares of CrossComm Common Stock having option exercise prices ranging from $5.88 to $12.94 per share, were repriced to $5.00 per share by the CrossComm Board. Similarly, in April 1994, options to purchase 729,068 shares of CrossComm Common Stock, having option exercise prices ranging from $12.75 to $31.25 per share, were repriced to $12.50 per share by the CrossComm Board. These repricings were implemented in order to retain key employees in light of recruiting practices in the highly competitive networking industry. All other terms of these options, including the vesting period and the number of shares associated with each option, remained the same. No directors were subject to this option repricing.


     Competition for technical personnel in CrossComm's industry is intense. During the course of 1996, CrossComm experienced increased competition in the hiring and retention of its employees. CrossComm believes that its future success will depend on its ability to attract and retain qualified personnel.

PROPERTIES


     CrossComm's principal administrative, manufacturing, research and development, sales and marketing and support organizations are located in a central facility in Marlborough, Massachusetts. This facility consists of approximately 60,000 square feet and is under a lease that will expire in December 1997. CrossComm's subsidiary, CrossComm-Poland Ltd., rents approximately 20,000 square feet between two locations in Gdansk, Poland; one location under a renewable short-term agreement and the other under a lease that will expire in December 1997. CrossComm also leases and occupies sales and technical support offices in 14 additional locations throughout North America and three locations in Europe. CrossComm believes that its existing facilities are adequate for its current needs.


LEGAL PROCEEDINGS

     CrossComm is involved in various legal proceedings and claims arising in the ordinary course of business. Management believes that the disposition of these matters, as well as the matters noted below, would not have a material adverse effect on the consolidated financial position or results of operations of CrossComm.


     Mr. William R. Johnson, the former President and Chief Executive Officer of CrossComm, has brought an action against CrossComm for allegedly unpaid severance amounts of $400,000 and $50,000 in relocation costs. Mr. Johnson was the CEO and President of CrossComm from approximately March 1996 until the beginning of October 1996. In conjunction with his assumption of these positions, Mr. Johnson executed an employment agreement on or about March 4, 1996. Mr. Johnson's employment was terminated in October, 1996. CrossComm believes that, among other things, Mr. Johnson breached certain provisions of his employment agreement and, accordingly, has declined to pay severance and other amounts claimed by Mr. Johnson. This matter is currently in the discovery stage.



     On or about September 13, 1996, Datapoint commenced litigation in the United States District Court for the Eastern District of New York against CrossComm, Cisco, Plaintree Systems Corporation, Accton Technology Corporation, Cabletron Systems, Inc., Bay Networks and Asante Technologies, Inc., individually, and as representatives of a putative class of all manufacturers, vendors and users of Fast Ethernet dual protocol local area network products. In its complaint, Datapoint alleges that the defendants have been, and still are, directly infringing U.S. Patent No. 5,077,732 by making, using, selling and/or offering for sale products embodying inventions claimed in that patent.

     Similarly, Datapoint alleges that the defendants are also infringing U.S. Patent No. 5,008,879 by using or selling products encompassed within that patent's claims. Because it asserts that the manufacturers, vendors and users of the implicated technology are so numerous as to make joinder of each and every one impracticable, Datapoint seeks certification of a defendant class of such entities for purposes of this litigation. Datapoint is seeking a permanent injunction against all of the defendants, enjoining each of them from making, using or selling any product that infringes either patent. Datapoint is also seeking unspecified damages (which it claims should be trebled) and its costs and attorneys' fees.



     On or about December 30, 1996, CrossComm filed its Answer and Counterclaims to Datapoint's complaint by denying the essential allegations; asserting defenses that the cited patents are invalid and void; and seeking declaratory judgment of patent non-infringement and invalidity under applicable sections of the United States Code. Datapoint has not yet taken any action to seek a court order certifying the class, and discovery is in the earliest stages. As a result, the outcome remains uncertain.


                            SELECTED FINANCIAL DATA


     The following table sets forth certain financial information with respect to CrossComm for the five years ended December 31, 1996. This information should be read in conjunction with "CrossComm Corporation -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and CrossComm's Consolidated Financial Statements and related notes included elsewhere herein.



                FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA



                                                                             YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------
                                                               1992       1993        1994        1995       1996
                                                              -------    -------    --------    --------    -------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $29,325    $49,790    $ 50,319    $ 44,528    $44,874
Income (loss) from operations...............................    3,465      7,481     (14,189)    (18,798)    (9,233)
Net income (loss)...........................................    2,901      6,095     (12,207)    (13,803)    (5,280)
Earnings (loss) per share...................................  $  0.30    $  0.70    $  (1.37)   $  (1.52)   $ (0.58)

BALANCE SHEET DATA:
Working capital.............................................  $29,340    $71,749    $ 55,978    $ 47,624    $46,695
Total assets................................................   37,625     89,746      79,298      71,346     66,859
Stockholders' equity........................................  $33,220    $79,798    $ 67,058    $ 57,363    $54,362

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     With the exception of historical information, certain of the matters discussed in this report contain trend analysis and other forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve risks and uncertainties, including, without limitation, the risks and uncertainties described under the caption "Risk Factors," together with such risks and uncertainties as are described in registration statements, reports and other documents filed by CrossComm from time to time with the Commission pursuant to the Securities Act and the Exchange Act. Such risks and uncertainties could cause CrossComm's actual consolidated results for 1997 and beyond to differ materially from those expressed in any statements made by, or on behalf of, CrossComm.

RESULTS OF OPERATIONS

     The table below shows certain operating data as a percentage of total revenues and the percentage changes in such operating data for the periods presented. CrossComm believes that period to period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.


                                                                                  PERCENTAGE
                                                                             INCREASE (DECREASE)
                                                                                 YEAR TO YEAR
                                              YEAR ENDED DECEMBER 31,        --------------------
                                            ---------------------------       1994         1995
                                            1994       1995       1996       TO 1995      TO 1996
                                            -----      -----      -----      -------      -------
Revenues:
  Product.................................   88.0%      78.4%      76.0%      (21.6)%       (1.8)%
  Service.................................   12.0       21.6       24.0        57.8         12.9
                                            -----      -----      -----
Total revenues............................  100.0      100.0      100.0       (12.0)         1.4
Cost of revenues:
  Cost of goods sold......................   46.0       40.6       40.8       (22.4)         2.0
  Cost of services........................    7.9       16.9       12.9        88.3        (22.7)
                                            -----      -----      -----
Total cost of revenues....................   53.9       57.5       53.7        (6.2)        (5.3)
                                            -----      -----      -----
Gross profit..............................   46.1       42.5       46.3       (18.9)        10.4
Operating expenses:
  Selling, general and administrative.....   46.0       52.4       43.2         0.1        (16.3)
  Research and development................   24.4       30.2       21.9         8.7        (26.4)
  Restructuring and other charges.........    3.9        2.4        1.7           *            *
                                            -----      -----      -----
          Total operating expenses........   74.3       85.0       66.8         0.6        (20.2)
Income (loss) from operations.............  (28.2)     (42.5)     (20.5)      (32.5)        50.9
Interest income, net......................    3.9        5.3        4.6           *            *
Gain on sale of investments, net..........     --        6.3        4.6           *            *
Other income (expense)....................    0.1       (0.3)      (0.5)          *            *
Income (loss) before provision for income
  taxes...................................  (24.2)     (31.2)     (11.8)      (13.5)        61.7
Provision for income taxes................    0.1         --         --           *            *
                                            -----      -----      -----
Net income (loss).........................  (24.3)%    (31.2)%    (11.8)%     (13.1)%      61.7%
                                            -----      -----      -----


---------------

* Not meaningful


     Revenues. CrossComm's product revenues decreased from $44,265,000 in 1994 to $34,704,000 in 1995 to $34,083,000 in 1996. The decreases in 1995 and 1996 are primarily attributable to the market transition from routing to switching technologies. Declines in sales of CrossComm's router products and the later than anticipated release of CrossComm's new switching products resulted in the 1995 and 1996 declines in product revenues. Both router volume and average selling prices of router products declined in 1996.

     CrossComm believes that levels of future product revenues will be highly dependent on its ability to successfully complete and market ATM products, its ability to expand and capitalize on new indirect and international sales channels, its ability to bring other new products to market on a timely basis, and upon stability within CrossComm's direct sales force.


     Service revenues (i.e., maintenance and support contracts, billable product repairs, customer training and product installations) increased from $6,054,000 in 1994 to $9,554,000 in 1995 to $10,791,000 in 1996. This growth of 58% in 1995 and 13% in 1996 is primarily attributable to increases in the number of installed units, expansion of CrossComm's customer base, and CrossComm's increased emphasis on the sale and marketing of services.



     International revenues of approximately $9,209,000, $11,029,000 and $16,481,000 accounted for 18.3%, 24.9% and 36.7% of total revenues for the years ended December 31, 1994, 1995 and 1996, respectively. The 1995 increase was primarily attributable to revenue growth at CrossComm's subsidiary in the United Kingdom ("UK"), reflecting the successes of the reorganization begun in 1994 and completed in 1995. The 1996 increase was due primarily to (i) increased revenue related to CrossComm's European distributors, as these distributors are now managed by the UK subsidiary, (ii) increased revenues from the UK subsidiary's direct sales channel and (iii) increased revenues from CrossComm's indirect sales channel in Canada. CrossComm believes that international sales will continue to represent a significant portion of CrossComm's revenues. However, the percentage of total revenues derived from international sales may continue to fluctuate based on changes in the levels of domestic revenues versus international revenues, the timing of orders from international distributors, end users and the Canadian indirect channel partner, and the addition of new international distributors.


     Gross Profit. Gross profit as a percentage of total revenues decreased from 46.1% in 1994 to 42.5% in 1995 and then increased to 46.3% in 1996. The decrease in gross profit from 1994 to 1995 was primarily attributable to costs associated with the product line transitions which were taking place in 1995.


     CrossComm recorded approximately $3,200,000 of charges in the fourth quarter of 1994 to address inventory valuation issues caused by the finalization of CrossComm's router product line and changes in CrossComm's future product direction toward high speed networking technologies. Approximately $2,000,000 of these charges were attributable to (i) end of life excess supply issues associated with certain of CrossComm's XL router modules which were supplanted in 1995 with a new high-performance networking module and (ii) additional end of life valuation provisions associated with CrossComm's predecessor ILAN Universal Router product, which was no longer actively marketed and had been replaced by CrossComm's XL branch office products in the fourth quarter of 1994. In addition, CrossComm recorded approximately $750,000 of charges primarily related to customer hardware upgrades to enable a migration to high speed switched networks. Finally, CrossComm incurred approximately $450,000 of costs related to the provision of additional memory capacity on its XL product line, in order to support new product features which were then being introduced.


     In the fourth quarter of 1995, CrossComm recorded approximately $2,976,000 of charges to address asset valuation issues necessitated by CrossComm's entrance into the ATM and LAN switching market and the related decision to de-emphasize certain other older technologies and products. Approximately $2,538,000 of these charges are attributable to end of life excess supply issues associated with certain of CrossComm's router products, which have been de-emphasized given the transition to ATM and LAN switching technologies. Additionally, CrossComm incurred approximately $438,000 of costs primarily related to the write-off of certain capitalized license technologies associated with these router products.

     Other factors contributing to the decline in gross profit as a percentage of revenues in 1995 include lower than expected levels of product revenues not covering increased fixed manufacturing costs, significant increases in service revenues as a percentage of total revenues as CrossComm realized lower margins on service revenues, and costs associated with the introduction of new products.

     The 1996 increase in gross profit as a percentage of total revenues was primarily due to (i) the lack of significant inventory valuation charges that CrossComm recognized in both 1995 and 1994, (ii) a reduction in manufacturing costs and (iii) increased gross profit margins on service revenues as CrossComm was able to support the additional service revenue with the customer support infrastructure it already had in place with minimal increases in variable costs. These increases in gross profit as a percentage of total revenues were offset partially by decreases in router product margins primarily attributable to the decline in router product selling prices.


     CrossComm believes that future gross profit levels as a percentage of total revenues will be highly dependent on the continued transition from router products to new switching technologies. Delays in the introduction of new XL features and new ATM features, engineering change orders related to existing products, CrossComm's inability to generate sufficient volume to enable product unit cost decreases, pricing pressures associated with switching products, or higher than expected introductory costs of new ATM switching modules could negatively impact gross profit levels. Additionally, to the extent CrossComm is successful at increasing sales through indirect channels, gross profit as a percentage of revenue could be adversely affected because of lower gross margins on such sales.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $23,155,000, or 46.0% of total revenues in 1994 to $23,189,000, or 52.4% of revenues in 1995 and then decreased to $19,402,000, or 43.2% of revenues in 1996.

     Selling, general and administrative expenses in 1995 were essentially level with 1994, reflecting (i) a decline in payroll and related costs as a result of a smaller direct sales force resulting from the timing of terminations and new hires, (ii) a decline in commissions as a result of the decline in revenues and
(iii) lower costs associated with international operations as a result of the late 1994 international reorganization. These declines were offset by significantly increased marketing costs associated with market awareness programs and incremental personnel costs, and approximately $1,553,000 of fourth quarter charges, consisting primarily of (i) the write-down of certain demonstration equipment used by CrossComm's sales organization, as it relates to the router products discussed above, (ii) the settlement of a long-term contract receivable and (iii) costs related to CrossComm's search for a new Chief Executive Officer.

     The decrease in selling, general and administrative expenses in 1996 was attributable to (i) no charges similar to the $1,553,000 fourth quarter charges recognized in 1995, (ii) a decrease in marketing costs associated with market awareness programs, (iii) a decline in the amount of demonstration equipment used by the sales organization and (iv) a decline in payroll and related costs due to the 1995 fourth quarter restructuring and due to turnover in CrossComm's sales force. These decreases were offset partially by higher commission costs paid to CrossComm's sales force because 1996 incentive compensation plans were based on quotas lower than those used for 1995, higher costs of CrossComm's new senior management team (see Note 10 of Notes to the CrossComm Consolidated Financial Statements (the "CrossComm Consolidated Financial Statements") for a further discussion of non-recurring costs related to the termination of senior management personnel in the fourth quarter of 1996) and costs incurred related to the purchase of the minority interest in a consolidated subsidiary.

     Selling, general and administrative expenses as a percentage of revenues may fluctuate on a quarterly basis due to quarterly fluctuations in revenues, the timing of spending for marketing programs and the timing of hiring sales, marketing and administrative personnel.

     Research and Development Expenses. Research and development expenses increased from $12,285,000, or 24.4% of total revenues in 1994 to $13,359,000, or 30.2% of revenues in 1995 and then decreased to $9,830,000, or 21.9% of revenues in 1996.

     In the fourth quarter of 1994, CrossComm incurred approximately $2,000,000 of incremental research and development charges consisting of (i) approximately $1,000,000 of third-party research and development costs related primarily to ATM and LAN switching technologies, (ii) approximately $600,000 related to the write-off of previously capitalized licensed technology, which was not utilized given the emergence of high speed ATM and LAN switching technologies in CrossComm's new product plans and (iii) approximately $400,000 primarily related to a change in estimate of the useful lives of certain equipment used by CrossComm's research and development organization.

     The increase in research and development expenses from 1994 to 1995 was primarily due to the continued development of next generation high speed networking modules involving ATM and LAN switching technologies required for the XL product line, as well as the continued development of enhancements to CrossComm's existing products. In the fourth quarter of 1995, CrossComm incurred approximately $1,092,000 of incremental research and development charges consisting primarily of (i) the write-off of certain capitalized license technologies associated with de-emphasized router products and (ii) a change in estimate of the useful lives of certain equipment used by CrossComm's research and development organization, as necessitated by a corporate restructuring undertaken in the fourth quarter of 1995. No significant third-party research and development costs were incurred in 1995. Increased personnel and experimental component costs required to perform in-house development throughout 1995 more than offset the decline in third-party costs from 1994.


     The decrease in research and development expenses from 1995 to 1996 was primarily due to (i) the lack of charges similar to the $1,092,000 fourth quarter charges recognized in 1995, (ii) a decline in payroll costs related to the corporate restructuring undertaken in the fourth quarter of 1995 together with a further reduction in headcount costs as a result of employee turnover during 1996 and (iii) a decline in development costs associated with high speed networking products involving ATM and LAN switching technologies due to CrossComm's introduction of these products in 1996.


     CrossComm believes that the markets for its products are characterized by rapid rates of technological innovation for both hardware and software products. CrossComm expects to continue to invest a significant amount of its resources in new products, product enhancements and software development. If CrossComm continues to experience an increase in the turnover of engineers and has difficulty recruiting qualified replacements, its ability to compete in such a fast moving technological market could be impeded and could have a negative impact on revenue.


     Restructuring and Other Charges. In the fourth quarter of 1994, CrossComm incurred approximately $1,963,000 of restructuring charges related to the reorganization of its international operations. Approximately $1,641,000 of these charges consisted primarily of the write-off of unamortized intangible assets related to CrossComm's operations in the United Kingdom. The remaining restructuring charges of approximately $322,000 consisted of severance, lease termination and legal costs associated with the reorganization of CrossComm's sales and service functions outside of the United Kingdom. See Note 10 of Notes to the CrossComm Consolidated Financial Statements for further discussion of the 1994 restructuring charges.



     In the fourth quarter of 1995, CrossComm recorded approximately $1,074,000 of charges related to a corporate restructuring of all functions, designed to enable CrossComm to better address the ATM and LAN switching market opportunity and to more appropriately align CrossComm's expense levels with its revenues. Severance, benefits and related costs associated with terminated employees accounted for approximately $789,000 of the total charge. The remaining $285,000 consisted of lease termination costs and professional fees associated with the restructuring.



     In the fourth quarter of 1996, CrossComm recorded approximately $874,000 of severance, benefits and related costs associated with the termination of certain senior management personnel. These charges also included the termination of certain research and development employees due to CrossComm's decision not to fund previously planned development projects that it considered outside the realm of CrossComm's current strategy.


     Interest Income, Net. Interest income, net, generated from the investment of the proceeds from CrossComm's initial public offering in June 1992 and CrossComm's secondary offering in April 1993 was $1,987,000 in 1994, $2,349,000 in 1995 and $2,044,000 in 1996. CrossComm's use of cash to finance operations and capital expenditures, and changes in the external interest rate environment for short-term fixed income securities were the primary reasons for the fluctuations over the periods.


     Gain on Sale of Investments. In May 1995, CrossComm sold its minority equity interest in ANT to FORE in connection with FORE's acquisition of ANT. In exchange for its ownership interest in ANT, CrossComm received shares of FORE common stock, and recorded a gain on this transaction of $2,100,000 during the second quarter of 1995. In July 1995, a portion of the FORE shares were sold by CrossComm, whereby CrossComm realized an additional gain of approximately $725,000. See Note 11 of Notes to the CrossComm Consolidated Financial Statements for a further discussion of these transactions.



     In September 1996, CrossComm realized an additional gain of $2,062,000 by selling a second installment of the FORE shares.


     Income Taxes. Pursuant to Financial Accounting Standards No. 109, "Accounting for Income Taxes," CrossComm has not recorded a benefit related to the operating losses experienced in 1994, 1995 and 1996. As a result, in the event of future taxable income, CrossComm's effective income tax rate in future periods could be lower, as such income could be offset by the loss carryforwards. See Note 6 of Notes to the CrossComm Consolidated Financial Statements.


RECENT DEVELOPMENTS



     The following table shows certain information relating to CrossComm's results of operations for the three months ended March 31, 1996 and 1997, respectively. This information is unaudited, but has been prepared on the same basis as the audited financial statements appearing elsewhere in this Joint Proxy Statement/Prospectus, and in the opinion of CrossComm's management, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results of operations for such periods. This data should be read in conjunction with the audited financial statements of CrossComm, related notes and other financial information appearing elsewhere in this Joint Proxy Statement/Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.



                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                            ----------------------
                                                              1996         1997
                                                            ---------    ---------
                                                                (IN THOUSANDS,
                                                            EXCEPT PER SHARE DATA)
Net revenues..............................................    $10,658      $11,803
Cost of revenues..........................................    $ 5,685      $ 5,521
Total operating expenses, exclusive of transaction related
  expenses................................................    $ 7,062      $ 5,943
Transaction-related expenses regarding merger with
  Olicom..................................................         --      $   356
Income (loss) from operations.............................    $(2,089)     $   (17)
Net income (loss).........................................    $(1,594)     $   358
Earnings (loss) per share.................................    $ (0.17)     $  0.04



     CrossComm attributes the increase in net revenues during the three months ended March 31, 1997 ("Q1 1997"), compared to the same period in the previous year ("Q1 1996"), to increased switching product revenues and sustained router product revenues, as decreases in the XL router unit sales were offset by increases in ILAN router unit sales. CrossComm's switching product line had not yet been completed in Q1 1996. The decrease in the loss from operations during Q1 1997 was due to increased gross margins and a decline in operating expenses, exclusive of transaction-related expenses, that was partially offset by expenses related to the merger transaction with Olicom. Gross margins increased due to the increased net revenues, lower product costs as a percentage of revenue and a higher percentage of ILAN router revenues for which CrossComm generally realizes higher gross margins as a percentage of revenue. The decrease in operating expenses, exclusive of transaction-related expenses, was due primarily to reduced headcount levels as CrossComm has decreased expenses to better reflect its revenue levels and a decline in the development costs associated with high speed networking products involving ATM and LAN switching technologies due to CrossComm's introduction of these products in 1996.


LIQUIDITY AND CAPITAL RESOURCES

     To date, CrossComm has satisfied its cash requirements principally with the proceeds of equity financings. During 1996, CrossComm used $5,914,000 in cash from operating activities compared to the use of

$6,692,000 in the prior year. The decline in cash used from operating activities is primarily attributable to the decreased operating loss for 1996 as compared to 1995 and the timing of changes in working capital in 1996 compared to 1995. At December 31, 1996, CrossComm had $6,461,000 in cash and cash equivalents and $37,279,000 in available-for-sale securities. CrossComm also has a credit line available for international borrowings in the amount of $320,000. This line makes available short term credit in the form of guarantees. Grant of credit and its continued availability is at the sole discretion of the bank. At December 31, 1996, this line was fully utilized.



     CrossComm believes that existing cash and available for sale securities as well as cash generated from operations will be sufficient to finance its operations and currently projected capital expenditures through at least the next 24 months. While CrossComm believes that its ongoing operations will be financed primarily from internally generated funds, it anticipates funding costs related to the Merger out of existing cash and available for sale securities. As indicated in "Factors That May Affect Operating Results of CrossComm as a Stand Alone Entity," there are several factors that could affect CrossComm's ability to generate cash from operations in the future.



FACTORS THAT MAY AFFECT OPERATING RESULTS OF CROSSCOMM AS A STAND ALONE ENTITY



     In the event the Merger is not consummated, CrossComm's future operating results as a stand alone entity could be adversely affected by a number of factors, including, among other things, market conditions specific to the highly competitive networking industry market, the degree and rate of growth of the market in which CrossComm operates, the ability of CrossComm to develop, market and forecast demand of new and existing products, customer acceptance of new products introduced by CrossComm, dependence on suppliers, CrossComm's ability to successfully increase distribution and CrossComm's ability to attract and retain key personnel.



     The networking products industry is highly competitive and subject to rapid technological change. Significant competitive factors in the networking products market include product features, performance, price, the timing of product introductions, the emergence of new standards, quality and customer support. The industry is dominated by much larger competitors that have substantially greater technical, financial and marketing resources and greater name recognition than CrossComm. CrossComm lacks the critical mass and product line breadth and depth of these much larger competitors. Accordingly, CrossComm has had a difficult time getting opportunities to bid its products and services to potential customers and to give these potential customers the confidence that CrossComm has a sustainable business and has the ability to deliver its products and services. CrossComm also competes against other companies that focus on specific technologies within the networking products industry. CrossComm's continued net losses during the past three years has made it very difficult for CrossComm to retain customers and to attract new customers. There can be no assurance that CrossComm will be able to compete successfully as a stand alone entity in the future or that competitive pressures will not adversely affect CrossComm's financial condition and results of operations.



     CrossComm's continued net losses and the highly competitive networking industry resulted in a high rate of employee turnover at CrossComm in 1996, especially in the research and development and direct sales groups. There can be no assurances that CrossComm will not continue to experience such high rates of turnover in the future. In the highly competitive networking products industry, CrossComm has also found it difficult to recruit qualified replacements. CrossComm believes that its future success is contingent on its ability to attract and retain key employees. If CrossComm continues to incur a high rate of employee turnover and fails to recruit qualified replacements, its research and development efforts, as well as sales and marketing, could be materially and adversely affected, thereby resulting in a material adverse effect on CrossComm's results of operations and financial position.



     As customers require increased performance with nonstop availability, total network connectivity and a migration path to high bandwidth switched networks, CrossComm believes that future profitability is highly dependent on successfully completing and marketing its new high speed ATM switching modules. The success of these new modules will depend on CrossComm's ability to bring them to market on a timely basis, successful product performance, market acceptance of the modules and CrossComm's ability to produce the modules in quantities sufficient to meet the expected demand.



     In the latter part of 1996, CrossComm decided not to proceed with further development of its completed Ethernet switching products due to pricing pressures from competitors and CrossComm's inability to manufacture these products at lower costs and realize acceptable gross profit levels. CrossComm is currently re-evaluating its earlier decisions and although CrossComm continues to support all Ethernet switching products that have been sold, the prior decision to eliminate further development could have a negative impact on CrossComm's ability to sell Ethernet switching products.



     CrossComm is increasingly dependent on suppliers to deliver key components on time, in quantities sufficient to meet demand. The failure of any of these suppliers to deliver these components in sufficient quantities or on time could have a material adverse effect on CrossComm's results of operations and financial position.



     CrossComm's backlog at the beginning of each quarter is not necessarily indicative of actual sales for any succeeding period. CrossComm's sales often reflect orders shipped in the same quarter that they are received. Combining this fact with the continuous introduction of new products, the lack of historical sales trends for those new products and long purchasing lead times for inventory components, there can be no assurance that CrossComm will have the proper mix of inventory to fulfill all of the orders. If inventory is purchased in anticipation of expected orders and the expected orders are not received or are delayed, then this could have a material adverse effect on CrossComm's results of operations and financial position.



     CrossComm expects to continue to make significant investments in research and development, sales and marketing and technical support staff. If CrossComm is not able to increase revenue levels, results of operations could be materially adversely affected.


                            MANAGEMENT OF CROSSCOMM

     The directors and executive officers of CrossComm and their ages as of March 14, 1997 are as follows:

                NAME                   AGE                    POSITION WITH COMPANY
                ----                   ---                    ---------------------
Tadeusz Witkowicz....................  47    President, Chief Executive Officer and Chairman of the
                                             Board of Directors#
Douglas G. Bryant....................  39    Chief Financial Officer and Treasurer
Nigel C. Machin......................  42    President, Enterprise Products
Nancy Casey..........................  37    Director+#
Alexander M. Levine..................  65    Director*
Michael C. Ruettgers.................  54    Director+*

---------------

+ Member of the Audit Committee

* Member of the Compensation and Stock Option Committees

# Member of the Nominating Committee


     Mr. Witkowicz, the founder of CrossComm, has been Chairman of the Board of Directors since CrossComm's inception in April 1987 and was President and Chief Executive Officer of CrossComm from April 1987 to March 1996. In October 1996, Mr. Witkowicz was re-appointed President and Chief Executive Officer of CrossComm. Prior to founding CrossComm, Mr. Witkowicz was a co-founder and President of Artel Communications Corporation, a supplier of fiber optic products for long distance television and computer communications.


     Mr. Bryant was appointed Chief Financial Officer of CrossComm in November 1996. From July 1996 to November 1996, Mr. Bryant served as acting Chief Financial Officer. From September 1989 to June 1996, Mr. Bryant served as CrossComm's Controller.


     Mr. Machin was appointed President, Enterprise Products Division of CrossComm, on October 1, 1996. From July 1995 to September 1996, Mr. Machin served as CrossComm's Vice President of Business

Development. From July 1994 to June 1995, Mr. Machin served as CrossComm's General Manager of High Speed Networking Development. From October 1993 to June 1994, Mr. Machin served as CrossComm's Vice President of Strategic Sales and from May 1988 to September 1993, Mr. Machin served as CrossComm's Vice President of Sales.

     Ms. Casey has been a director of CrossComm since November 1991. She is a General Partner of Valhallar Capital Management, L.P., a private investment partnership, a position she has held since April 1996. From February 1992 to April 1996, she was a special partner of Tiedemann Boltres Partners, a private limited partnership providing asset management services. From November 1987 until February 1992, Ms. Casey was a General Partner of Euclid Partners III, L.P., a venture capital firm. Prior to joining Euclid Partners III, L.P., Ms. Casey was a Co-Manager of Metropolitan Life Insurance Company's venture capital portfolio.

     Mr. Levine has been a director of CrossComm since July 1989. Mr. Levine is a senior adviser (previously a vice president) and a director of Leggett & Platt, Incorporated, a manufacturer of components for the bedding and furniture industry. Mr. Levine is currently Managing Director of Waterline Capital LLC, a firm which specializes in early stage venture capital investments.

     Mr. Ruettgers has been a director of CrossComm since April 1993. He has been the President of EMC Corporation, a manufacturer of high performance storage products for mainframe and mid-range computer systems, since October 1989. Mr. Ruettgers has been Chief Executive Officer of EMC Corporation since January 1992. From July 1988 to September 1989, he was Executive Vice-President, Operations, of EMC Corporation. Before joining EMC Corporation, he was Chief Operations Officer of TFS, a high technology consulting company which he joined in February 1987. Mr. Ruettgers is a director of EMC Corporation and Commonwealth Energy Corporation.


     Officers are elected on an annual basis and serve at the discretion of the CrossComm Board.


COMPENSATION OF DIRECTORS


     Prior to November 5, 1996, non-employee directors ("outside directors") of CrossComm received an annual fee of $2,500 plus $500 for attendance at each meeting of the full CrossComm Board or any committee thereof. Commencing November 5, 1996, CrossComm began to pay non-employee directors an annual retainer of $15,000 plus $2,500 per meeting attended and $2,500 for each committee meeting of the CrossComm Board attended (not in conjunction with a full board of directors meeting). Directors are reimbursed for any related travel expenses.


     Outside directors are entitled to participate in CrossComm's 1992 Directors' Option Plan (the "Director Plan") which provides for automatic grants of non-statutory stock options to non-employee directors. The Director Plan provides for the grant of options to purchase 12,500 shares of CrossComm Common Stock to directors of CrossComm who were not officers or employees of CrossComm or of any subsidiary of CrossComm on March 10, 1992, or, for persons not then serving as directors, on the date such persons first become directors. The Director Plan also provides for the grant of options to purchase 5,000 shares of CrossComm Common Stock on June 30 of each year commencing on the June 30 following the year in which such director's initial option was granted. Each initial option granted under the Director Plan vests in three equal annual installments beginning on the first anniversary of the date of grant, and each subsequent option granted under the Director Plan vests in full three years from the date of grant. All unvested options granted under the Director Plan become immediately exercisable upon a change in control of CrossComm.

COMPENSATION OF EXECUTIVE OFFICERS


     The following table sets forth all cash compensation paid by CrossComm during the fiscal years ended December 31, 1994, 1995 and 1996 to each individual who served as CrossComm's Chief Executive Officer and CrossComm's two most highly compensated executive officers (other than the Chief Executive Officer) whose total cash compensation exceeded $100,000 in 1996 (the "Named Executives").


                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                 ANNUAL COMPENSATION                  COMPENSATION
                                      -----------------------------------------   ---------------------
                                                                OTHER ANNUAL      SECURITIES UNDERLYING
 NAME AND PRINCIPAL POSITION   YEAR   SALARY($)   BONUS($)   COMPENSATION($)(1)    OPTIONS GRANTED(#)
 ---------------------------   ----   ---------   --------   ------------------   ---------------------
Tadeusz Witkowicz............  1996   $      4    $    648              --                    --
  President and Chief          1995     10,751          --              --                    --
  Executive Officer(2)         1994    173,184          --              --                    --
Nigel C. Machin..............  1996     98,504          --              --               200,000
  President, Enterprise
  Products(3)
Douglas G. Bryant............  1996    109,958      14,089              --                52,500
  Chief Financial Officer
  and Treasurer(4)
William R. Johnson...........  1996    120,504     100,000              --               350,000
  Former Chief Executive
  Officer(5)

---------------

(1) Other annual compensation in the form of perquisites and other personal benefits has been omitted in those instances where such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total salary and bonus for each named executive officer for such year.


(2) Mr. Witkowicz served as President and Chief Executive Officer of CrossComm from April 1987 to March 3, 1996. In October 1996, Mr. Witkowicz was re-appointed President and Chief Executive Officer of CrossComm. In late January 1995, Mr. Witkowicz agreed to have his salary reduced to $1 per quarter. In March 1997, the CrossComm Board approved the reinstatement of Mr. Witkowicz's salary.



(3) Mr. Machin was appointed President, Enterprise Products Division in October 1996. From July 1995 to September 1996, Mr. Machin served as CrossComm's Vice President of Business Development. From July 1994 to June 1995, Mr. Machin served as CrossComm's General Manager of High Speed Networking Development. From October 1993 to June 1994, Mr. Machin served as CrossComm's Vice President of Strategic Sales, and from May 1988 to September 1993, Mr. Machin served as CrossComm's Vice President of Sales.



(4) Mr. Bryant was appointed Chief Financial Officer of CrossComm in November 1996. From July 1996 to November 1996, Mr. Bryant served as acting Chief Financial Officer. From September 1989 to June 1996, Mr. Bryant served as CrossComm's Controller.


(5) Mr. Johnson was appointed Chief Executive Officer on March 4, 1996. Mr. Johnson left CrossComm on October 7, 1996.


CHANGE IN CONTROL ARRANGEMENTS.


     Pursuant to the terms of an Employee Retention Agreement dated March 9, 1997 between CrossComm and Nigel C. Machin, President, Enterprise Products (the "Machin Agreement"), if Mr. Machin's employment is terminated by CrossComm (other than for cause, disability or his death) or by him for "Good Reason" (as defined in the Machin Agreement) within 24 months following a "Change in Control" of CrossComm (as defined in the Machin Agreement), he is entitled to a severance payment equal to one month's salary plus an additional one month's salary for each year of service.

     Pursuant to the terms of an Employee Retention Agreement dated March 9, 1997 between CrossComm and Douglas G. Bryant, Chief Financial Officer and Treasurer (the "Bryant Agreement"), if Mr. Bryant's employment is terminated by CrossComm (other than for cause, disability or his death) or by him for "Good Reason" (as defined in the Bryant Agreement) within 24 months following a "Change in Control" of CrossComm (as defined in the Bryant Agreement), he is entitled to a severance payment equal to one month's salary plus an additional one month's salary for each year of service.


     On March 9, 1995, the CrossComm Board adopted a resolution amending the Amended 1988 Incentive Stock Option Plan, the Amended 1989 Incentive Stock Option Plan, the 1991 Incentive Stock Option Plan, as amended, the 1992 Stock Option Plan, as amended, the 1992 Directors' Option Plan, and the 1994 Stock Option Plan, as amended (collectively, the "CrossComm Plans") providing for the following: upon a change in control of CrossComm, if an optionholder's employment with CrossComm is terminated by CrossComm other than for cause, death or disability or by the optionholder for good reason within two years after such a change in control, then in such event all options to purchase shares of capital stock of CrossComm, issued and outstanding as of the date of such termination and then held by such terminated optionholder pursuant to the CrossComm Plans shall immediately vest and become fully exercisable in accordance with their terms. Such change in control provision is also included in CrossComm's 1996 Stock Option Plan.


     The following table sets forth certain information regarding options granted during the year ended December 31, 1996 by CrossComm to the Named Executives.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                             INDIVIDUAL GRANTS                            POTENTIAL REALIZABLE
                         ----------------------------------------------------------      VALUE AT ASSUMED ANNUAL
                         NUMBER OF                                                        RATES OF STOCK PRICE
                         SECURITIES    PERCENT OF TOTAL                                     APPRECIATION FOR
                         UNDERLYING   OPTIONS GRANTED TO   EXERCISE OR                       OPTION TERM (1)
                          OPTIONS        EMPLOYEES IN      BASE PRICE    EXPIRATION      -----------------------
         NAME            GRANTED(#)      FISCAL YEAR         ($/SH)         DATE           5%($)        10%($)
         ----            ----------   ------------------   -----------   ----------      ----------   ----------
Tadeusz Witkowicz......        --              --                --             --               --           --
Nigel C. Machin........   110,000                            $ 5.00        11/5/06        $ 345,892    $ 876,558
                           40,000                              5.00        2/23/03           71,989      164,637
                           30,000                              5.00        12/9/04           72,628      174,406
                           20,000                              5.00       11/17/05           55,382      136,535
                                             7.40%
Douglas G. Bryant......     5,000                              9.50         9/3/06           29,872       75,703
                           10,000                              5.00        11/5/06           31,445       79,687
                            2,500                              5.00        1/28/04            5,287       12,399
                            4,000                              5.00        4/14/02            6,077       13,584
                           13,500                              5.00        2/23/03           24,296       55,565
                            5,000                              5.00        7/13/04           11,378       27,018
                            2,500                              5.00        8/11/05            6,670       16,320
                            5,000                              5.00       11/17/05           13,845       34,134
                            5,000                              5.00         9/3/06           15,381       38,786
                                             1.95
William R. Johnson.....   350,000           12.98             10.00         3/4/06(2)     2,201,131    5,578,099


---------------

(1) Amounts represent hypothetical gains that could be achieved if the option were exercised at the end of the option term. These gains are based on assumed rates of CrossComm Common Stock price appreciation of 5% and 10% compounded annually from the date the option was granted to its expiration date. This table does not take into account any appreciation in the price of CrossComm Common Stock to date, if any. Actual gains, if any, on stock option exercises will depend on the future performance of CrossComm Common Stock and the date on which the option is exercised.

(2) Unvested options cancelled upon October 7, 1996, termination. Vested options cancelled on October 17, 1996.



     The following table sets forth certain information regarding stock options exercised during the year ended December 31, 1996, and the value of stock options held as of December 31, 1996, by the Named Executives.


   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                           OPTIONS AT FISCAL          IN-THE-MONEY OPTIONS AT
                            SHARES                            YEAR-END(#)              FISCAL YEAR-END($)(1)
                          ACQUIRED ON      VALUE      ---------------------------   ---------------------------
          NAME            EXERCISE(#)   RECEIVED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----            -----------   -----------   -----------   -------------   -----------   -------------
Tadeusz Witkowicz........     --            --              --              --             --             --
Nigel C. Machin..........     --            --          63,507         136,492        $15,877        $34,123
Douglas G. Bryant........     --            --          29,875          27,625         47,469          6,906
William R. Johnson.......     --            --              --              --             --             --

---------------

(1) Total value of unexercised options is based on $5.25, the last sale price of the CrossComm Common Stock on the Nasdaq National Market on December 31, 1996. Value is calculated on the basis of the difference between the option exercise price and $5.25 multiplied by the number of shares of CrossComm Common Stock underlying the option.


  Repricing of Options


     The following table sets forth certain information regarding the repricing of options for all Named Executives for the past ten fiscal years.

              STOCK OPTION REPRICING 10-YEAR OPTION/SAR REPRICINGS

                                                                                                          LENGTH OF
                                                NUMBER OF                                                 ORIGINAL
                                               SECURITIES    MARKET PRICE                                OPTION TERM
                                               UNDERLYING    OF STOCK AT      EXERCISE                    REMAINING
                                                 OPTIONS       TIME OF      PRICE AT TIME     NEW          AT DATE
                                               REPRICED OR   REPRICING OR   OF REPRICING    EXERCISE   OF REPRICING OR
               NAME                   DATE       AMENDED      AMENDMENT     OR AMENDMENT     PRICE      AMENDMENT(1)
               ----                  -------   -----------   ------------   -------------   --------   ---------------
Douglas G. Bryant..................  4/28/94     13,500         $10.50         $ 23.25       $12.50          106
  Chief Financial                    4/28/94      2,500          10.50           19.75        12.50          118
  Officer and                        11/5/96      4,000           5.00            8.00         5.00           65
  Treasurer                          11/5/96     13,500           5.00           12.50         5.00           75
                                     11/5/96      2,500           5.00           12.50         5.00           86
                                     11/5/96      5,000           5.00           10.75         5.00           92
                                     11/5/96      2,500           5.00           10.75         5.00          105
                                     11/5/96      5,000           5.00           11.875        5.00          108
                                     11/5/96      5,000           5.00            9.50         5.00          118
Nigel C. Machin....................  4/28/94     40,000          10.50           23.25        12.50          106
  President,                         11/5/96     19,255           5.00           12.50         5.00           75
  Enterprise                         11/5/96     20,745           5.00           12.50         5.00           75
  Products                           11/5/96     18,780           5.00            8.50         5.00           97
                                     11/5/96      2,002           5.00            8.50         5.00           97
                                     11/5/96      2,209           5.00            8.50         5.00           97
                                     11/5/96        629           5.00            8.50         5.00           97
                                     11/5/96      3,162           5.00            8.50         5.00           97
                                     11/5/96      2,705           5.00            8.50         5.00           97
                                     11/5/96        513           5.00            8.50         5.00           97
                                     11/5/96      9,890           5.00           11.875        5.00          108
                                     11/5/96     10,110           5.00           11.875        5.00          108

---------------

(1) Data is presented in terms of months.

REPORT ON REPRICING OF OPTIONS


     On November 5, 1996, the Board of Directors approved the repricing of certain outstanding options to purchase shares of CrossComm Common Stock under CrossComm's 1992 Stock Option Plan and 1994 Stock Option Plan (the "Stock Plans"), having option exercise prices ranging from $5.88 to $12.94 per share (the "Existing Options"). Such options were repriced to $5.00 per share by canceling the existing options and granting new options at $5.00 per share (the "New Options").



     Because of significant declines in the market value of CrossComm Common Stock, most outstanding options in November 1996 were exercisable at prices which substantially exceeded the market value of CrossComm Common Stock. In view of such declines in market value and in keeping with CrossComm's philosophy of utilizing equity incentives to motivate and retain qualified employees, the CrossComm Board felt it was important to regain the incentive intended to be provided by options to purchase shares of CrossComm Common Stock.



     The New Options modify only the exercise price of the Existing Options to which each relates and will be issued under and governed by the respective CrossComm Plan under which such options were originally granted. Therefore, other than the different exercise price, the option agreements relating to the New Options will be substantially the same as the option agreements for the Existing Options that they replace.


                                            The Compensation Committee

                                            ALEXANDER M. LEVINE
                                            MICHAEL C. RUETTGERS

                         COMPENSATION COMMITTEE REPORT

EXECUTIVE COMPENSATION PHILOSOPHY


     CrossComm's executive compensation program is designed to align executive compensation with financial performance, business strategies and company values and objectives. This program seeks to enhance the profitability of CrossComm, and thereby enhance stockholder value, by linking the financial interests of CrossComm's executives with those of the stockholders. Under the guidance of the CrossComm Board's Compensation Committee, CrossComm has developed and implemented an executive compensation program to achieve these objectives while providing executives with compensation opportunities that are competitive with companies of comparable size in related industries.



     In applying this philosophy, the Compensation Committee has established a program to (i) attract and retain executives of outstanding abilities who are critical to the long-term success of CrossComm and (ii) reward executives for long-term strategic management and the enhancement of stockholder value by providing equity ownership in CrossComm. Through these objectives, CrossComm integrates its compensation programs with its annual and long-term strategic planning.


EXECUTIVE COMPENSATION PROGRAM

     The Compensation Committee, which is comprised solely of outside directors, approves the executive compensation program on an annual basis, including specified levels of compensation for all executive officers. CrossComm's executive compensation program has been designed to implement the objectives described above and is comprised of the following fundamental elements:


     - Base salary that is determined by individual contributions and sustained performance within an established competitive salary range.

     - Long-term incentive program that rewards executives when stockholder value is created through an increase in the market value of CrossComm Common Stock or through significant performance achievements that enhance the long-term success of CrossComm.


     Each of these elements of compensation is discussed below.


     Salary. Salary levels for CrossComm's executive officers are determined based primarily on historical compensation levels of the executive officers and salary levels at companies within the networking industry. Salaries for executive officers are reviewed by the Compensation Committee on an annual basis and, in determining salary adjustments, the Compensation Committee considers individual performance and contributions to CrossComm.


     Long-Term Incentive Compensation. CrossComm's long-term incentive compensation program is primarily implemented through the grant of stock options. This program is intended to align executive interests with the long-term interests of stockholders by linking executive compensation with stockholder enhancement. In addition, the program motivates executives to improve long-term stock market performance by allowing them to develop and maintain a significant, long-term equity ownership position in CrossComm Common Stock. Stock options are granted at prevailing market rates and will only have value if CrossComm's stock price increases in the future. Generally, stock options vest in equal quarterly amounts over a four-year or five-year period. Further, executives generally must be employed by CrossComm at the time of vesting in order to exercise the options. The Compensation Committee acting as the Stock Option Committee determines the number of shares to be issued pursuant to option grants made to CrossComm's executive officers, based on individual accomplishments measured against certain non-budgeted objectives and contributions to CrossComm. The Compensation Committee also considers the number and value of options held by each executive officer that will vest in the future.

CHIEF EXECUTIVE OFFICER COMPENSATION


     The Compensation Committee evaluates the performance of the Chief Executive Officer on an annual basis and reports its assessment to the outside members of the CrossComm Board. The Compensation Committee's assessment of the Chief Executive Officer is based on a number of factors, including the following: achievement of short- and long-term financial and strategic targets and objectives, considering factors such as sales and earnings per share; company position within the industry in which it competes, including market share; overall economic climate; individual contribution to CrossComm; and such other factors as the Compensation Committee may deem appropriate.


     The salary of the Chief Executive Officer is reviewed by the Compensation Committee on an annual basis and, in determining any salary adjustment, the Compensation Committee considers the above factors.


     Mr. Witkowicz served as President and Chief Executive Officer of CrossComm from April 1987 to March 3, 1996. In October 1996, Mr. Witkowicz was re-appointed President and Chief Executive Officer of CrossComm. In late January 1995, Mr. Witkowicz agreed to have his salary reduced to a $1 per quarter. In March 1997, the CrossComm Board approved the reinstatement of Mr. Witkowicz's salary.



     On March 4, 1996, William J. Johnson became the Chief Executive Officer of CrossComm. Mr. Johnson's base salary was $200,000 per year. Mr. Johnson was also entitled to an annual incentive payment of up to $200,000 based on achievement objectives determined by the Compensation Committee. For calendar year 1996, the incentive payment was guaranteed to the extent of $100,000 (which was paid in the form of a signing bonus in March 1996), with the balance of $100,000 to be based upon the accomplishment of achievement of objectives determined by the Compensation Committee. In October 1996, CrossComm terminated Mr. Johnson's employment agreement for cause. Mr. Johnson has brought an action against CrossComm for alleged unpaid severance amounts. See "Business -- Legal Proceedings."


COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(M)

     Section 162(m) of the Code, enacted in 1993, generally disallows tax deductions to publicly-traded corporations for compensation over $1 million paid to the corporation's Chief Executive Officer or any of its other four most highly compensated executive officers. Qualifying performance-based compensation will not be subject to this disallowance if certain requirements are met. CrossComm structures the compensation arrangements of its executive officers to attempt to avoid disallowances under Section 162(m).


                                            The Compensation Committee


                                            ALEXANDER M. LEVINE
                                            MICHAEL C. RUETTGERS

                            STOCK PERFORMANCE GRAPH


     The following graph compares the cumulative total stockholder return on CrossComm Common Stock of CrossComm during the period from June 18, 1992 (the date on which CrossComm Common Stock began trading on the Nasdaq National Market) to December 31, 1996, with the cumulative total return of (i) the Russell 2000 Index and (ii) a Peer Group Index selected by CrossComm over the same time period. This comparison assumes the investment of $100 on June 18, 1992, in CrossComm Common Stock, the Russell 2000 Index and the Peer Group Index and assumes any dividends are reinvested.


        Measurement Period              CrossComm
      (Fiscal Year Covered)            Corporation     Russell 2000 Index  Peer Group Index*
6/18/92                                        100.00              100.00             100.00
12/31/92                                       260.87              119.06             147.27
12/31/93                                       173.91              141.57             166.69
12/31/94                                       100.00              138.99             176.24
12/31/95                                        98.91              178.51             202.71
12/31/96                                        45.65              207.96             255.99


* The Peer Group Index reflects stock performance of the following companies:
  Artisoft, Inc., Cabletron Systems, Inc., Chipcom Corporation, Cisco, Computer Network Technology Corporation, Network Systems, Inc., Novell, Optical Data Systems, Inc., Proteon, Inc., Retix Corporation, SynOptics Communications, Inc., 3Com, Bay Networks (formerly Wellfleet Communications, Inc.) and Xyplex, Inc. Bytex Corporation, which was included in the Peer Group Index in CrossComm's 1993 Proxy Statement, ceased to be publicly-traded in November 1993. SynOptics Communications, Inc. and Xyplex, Inc., which were included in CrossComm's 1993 and 1994 Proxy Statements, were acquired in October 1994. ChipCom Corporation which was included in the Peer Group Index in CrossComm's 1993, 1994 and 1995 Proxy Statements was acquired in 1995.

CERTAIN TRANSACTIONS AND EMPLOYMENT ARRANGEMENTS


     Pursuant to the terms of an Employment Agreement dated March 4, 1996, between CrossComm and William J. Johnson, Mr. Johnson agreed to serve as CrossComm's President and Chief Executive Officer. Mr. Johnson received a base salary of $200,000, and an annual incentive payment of up to $200,000 based on the achievement of objectives determined by the Compensation Committee. For calendar year 1996, the incentive payment was guaranteed to the extent of $100,000, which Mr. Johnson received in the form of a signing bonus in March 1996. The balance of the incentive payment of $100,000 was based upon the accomplishment of objectives determined by the Compensation Committee. CrossComm terminated Mr. Johnson's Employment Agreement for cause in October 1996.



     On March 20, 1997, CrossComm entered into a License Agreement with Tadeusz Witkowicz, Chief Executive Officer and President, that provides Mr. Witkowicz with a non-exclusive license to use CrossComm's partially developed Network Delta software. The Network Delta software was being developed to, among other things, enable CrossComm to deliver monitoring services to its customers. CrossComm discontinued development of this software in 1996 because it failed to meet expectations and was inconsistent with CrossComm's strategic plan. CrossComm decided to utilize a third-party solution to offer monitoring services to its customers. Under the terms of the License Agreement, Mr. Witkowicz will pay $30,000 for the license and an additional $25 royalty fee for each copy sold through the end of 1998 and $5 per copy thereafter. The License Agreement also allows Mr. Witkowicz to hire up to six engineers from CrossComm. See also "Management of CrossComm -- Change in Control Arrangements."


COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934


     Section 16(a) of the Exchange Act requires CrossComm's directors, executive officers and holders of more than 10% of CrossComm Common Stock to file with the Commission initial reports of ownership and reports of changes in ownership of the CrossComm Common Stock. CrossComm believes that all officers, directors and holders of 10% of CrossComm Common Stock complied with all Section 16(a) filing requirements, except that in June 1995, pursuant to the 1992 Directors' Plan, CrossComm granted an option to purchase 5,000 shares of CrossComm Common Stock to each of Alexander Levine, Michael Ruettgers and Nancy Casey, each of whom failed to timely file a Form 5.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of March 28, 1997, with respect to the beneficial ownership of CrossComm Common Stock by (i) each current director of CrossComm, (ii) the Named Executives, (iii) all directors and executive officers of CrossComm as a group and (iv) each person known by CrossComm to own beneficially more than 5% of the outstanding shares of CrossComm Common Stock.


                                                                                      PERCENTAGE OF
                                                                                          COMMON
                                                                NUMBER OF SHARES          STOCK
                      BENEFICIAL OWNER                        BENEFICIALLY OWNED(1)   OUTSTANDING(2)
                      ----------------                        ---------------------   --------------
Tadeusz Witkowicz(3)........................................        1,574,125               16.9%
  c/o CrossComm Corporation
  450 Donald Lynch Boulevard
  Marlborough, Massachusetts 01752
William R. Johnson..........................................               --                 --
Douglas G. Bryant(4)........................................           34,391                  *
Nigel C. Machin(5)..........................................           75,093                  *
Nancy Casey(6)..............................................           18,100                  *
Alexander M. Levine(7)......................................           77,500                  *
Michael C. Ruettgers(8).....................................           12,500                  *
All directors and executive officers as a group (6
  persons)(9)...............................................        1,791,709               18.9%
5% STOCKHOLDERS (EXCLUDING MR. WITKOWICZ)
------------------------------------------------------------
Pioneering Management Corporation...........................          918,000                9.9
  William H. Keough
  60 State Street
  Boston, MA 02109(10)
Trimark Financial Corporation...............................          909,000                9.8
  One First Canadian Place
  Suite 5600, P.O. Box 487
  Toronto, Ontario M5X 1E5(11)
Kopp Investment Advisors, Inc. .............................          728,200                7.8
  LeRoy C. Kopp
  6600 France Avenue South
  Suite 672
  Edina, MN 55435(12)
Travelers Group Inc. .......................................          573,300                6.2
  388 Greenwich Street
  New York, NY 10013(13)


---------------

  *  Less than 1%.


 (1) The number of shares of CrossComm Common Stock beneficially owned by each person or entity is determined under rules promulgated by the Commission. Under such rules, beneficial ownership includes any shares as to which the person or entity has sole or shared voting power or investment power, and also includes any shares which the person or entity has the right to acquire within 60 days after March 28, 1997, through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity referred to above has sole voting and investment power with respect to the shares listed. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares.


 (2) Percentage of CrossComm Common Stock outstanding is based on 9,302,285 shares of Common Stock outstanding as of March 28, 1997. For purposes of calculating the percentage of CrossComm Common Stock outstanding, the number of outstanding shares of CrossComm Common Stock is adjusted for each director and executive officer to include the number of shares of CrossComm Common Stock into which any options held by such person are exercisable within 60 days after March 28, 1997.


 (3) Includes 10,000 shares held by Mr. Witkowicz's wife, as to which Mr. Witkowicz disclaims beneficial ownership, and 11,400 shares held in separate custodial accounts for the benefit of his two minor children.


 (4) Includes 33,406 shares which Mr. Bryant may acquire upon the exercise of options within 60 days of March 28, 1997.

 (5) Includes 75,093 shares which Mr. Machin may acquire upon the exercise of options within 60 days of March 28, 1997.

 (6) Includes 17,500 shares which Ms. Casey may acquire upon the exercise of options within 60 days after March 28, 1997.

 (7) Includes 17,500 shares which Mr. Levine may acquire upon the exercise of options within 60 days after March 28, 1997.

 (8) Includes 12,500 shares which Mr. Ruettgers may acquire upon the exercise of options within 60 days after March 28 1997.

 (9) Includes 155,999 shares which all directors and executive officers as a group may acquire upon the exercise of options within 60 days after March 28 1997.


(10) Shares were owned beneficially at December 31, 1996, by Pioneering Management Corporation, an investment adviser registered under the Advisers Act. The above information is based on Schedule 13G filed with the Commission by Pioneering Management Corporation on or about January 14, 1997.



(11) Certain Trimark mutual funds (the "Funds"), which are trusts organized under the laws of Ontario, Canada, are owners of record of the securities referenced above. Trimark Investment Management Inc. ("TIMI"), a corporation incorporated under the laws of Canada, is a manager and trustee of the Funds. TIMI is qualified to act as an investment adviser and manager of the Funds in the Province of Ontario pursuant to a registration under the Securities Act (Ontario). Trimark Financial Corporation ("TFC") is a corporation incorporated under the laws of Ontario, Canada. It owns 100% of the voting equity securities of TIMI. Consequently, TFC may be deemed to be the beneficial owner of such securities. The above information was based on
     Schedule 13G filed with the Commission by TFC on or about February 5, 1997.



(12) Shares were owned beneficially at December 31, 1996, by Leroy C. Kopp. Mr. Kopp is 100% owner of Kopp Investment Advisors, Inc., an investment advisor registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Kopp Investment Advisors, Inc., exercises discretion as to 641,000 of these shares. Neither Kopp Investment Advisors, Inc., nor Mr. Kopp votes the vast majority of these shares and neither is the record owner of them. As 100% owner of Kopp Investment Advisors, Inc., Mr. Kopp may be deemed to be a beneficial owner of the shares held by Kopp Investment Advisors, Inc. The above information is based on Schedule 13G/A filed with the Commission by Kopp Investment Advisors, Inc., on or about January 28, 1997.



(13) Shares were owned beneficially at December 31, 1996 by Travelers Group Inc., an investment adviser registered under the Advisers Act. The above information is based on Schedule 13G filed with the Commission by Travelers Group Inc., on or about February 14, 1997.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS


     The following unaudited pro forma consolidated information gives pro forma effect to the acquisition by Olicom of CrossComm. The unaudited pro forma consolidated balance sheet as of December 31, 1996, and the unaudited pro forma consolidated statement of operations for the year ended December 31, 1996, combine the consolidated historical balance sheet of Olicom and the consolidated historical balance sheet of CrossComm as if the acquisition of CrossComm had been completed on December 31, 1996, and combine the consolidated historical statement of income of Olicom and the consolidated historical statement of operations of CrossComm as if the acquisition has been completed on January 1, 1996. This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of Olicom and CrossComm appearing elsewhere herein.



     The pro forma adjustments reflecting the consummation of the acquisition on the purchase method of accounting are based on available financial information and certain estimates and assumptions set forth in the notes to unaudited pro forma consolidated financial information. The assumptions include the acquisition of all of the outstanding shares of CrossComm Common Stock for $50,828,000 cash, the issuance of approximately 2,700,000 shares of Olicom Common Stock with a market price of $15.50 per share and the issuance of Warrants to purchase approximately 1,100,000 shares of Olicom Common Stock, each such warrant having an estimated market value of $3.81 (based on a Warrant Unit Consideration of $0.41). Olicom and CrossComm estimate that they will incur, in the aggregate, direct transaction costs of approximately $5 million associated with the Merger. This is a preliminary estimate only and is therefore subject to change. There can be no assurance that Olicom will not incur additional charges to reflect costs associated with the Merger. The pro forma adjustments do not reflect any operating efficiencies and cost savings that may be achievable with respect to the combined companies.



     The consideration anticipated to be paid and costs anticipated to be incurred to acquire CrossComm comprise the following (in thousands):



Cash......................................................  $ 50,828
Assumed issuance of 2,700,000 shares of Olicom Common
  Stock...................................................    42,020
Assumed issuance of 1,100,000 Warrants....................     4,191
Estimated professional fees and other
  direct transaction costs................................     5,000
                                                            --------
                                                            $102,039
                                                            ========



     The following information is not necessarily indicative of the future financial position or operating results of the combined company or the financial position or operating results of the combined company had the acquisition occurred on December 31, 1996, or at the beginning of the year. For purposes of preparing its consolidated financial statements, Olicom will establish a new basis for CrossComm's assets and liabilities based upon the fair values thereof and the Olicom's purchase price thereof, including the costs of the acquisition. A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the identifiable tangible and intangible assets, including in-process research and development, acquired assets of the combined company and liabilities assumed based on their respective fair values has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the preparation of the unaudited pro forma consolidated financial information are preliminary and have been made solely for the purposes of preparing such financial information. Olicom will undertake a study to determine the fair value of certain of CrossComm's assets and liabilities and will make appropriate purchase accounting adjustments upon completion of that study. The unaudited pro forma consolidated financial information reflects Olicom's best estimates; however the actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein because of various factors, including, without limitation, access to additional information, changes in value and changes in operating results between the date of preparation of the unaudited pro forma consolidated financial information and the date on which the acquisition closes.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET



                                     ASSETS



                                                               DECEMBER 31, 1996
                                              ----------------------------------------------------
                                                                        PRO FORMA      PRO FORMA
                                               OLICOM     CROSSCOMM    ADJUSTMENTS    CONSOLIDATED
                                              --------    ---------    -----------    ------------
                                                                 (IN THOUSANDS)
Current assets
  Cash and cash equivalents (Note 1)........  $ 41,663    $  6,461      $(37,228)      $  10,896
  Short-term investments (Note 1)...........     9,887      37,279        (9,200)         37,966
  Accounts receivable.......................    39,625       8,277                        47,902
  Inventories...............................    22,252       5,473                        27,725
  Deferred income taxes.....................       945          --                           945
  Prepaid expenses..........................     1,769       1,702                         3,471
                                              --------    --------      --------       ---------
                                              116,141..     59,192       (46,428)        128,905
Property and equipment......................    11,032       5,464                        16,496
Other assets................................        --       2,203                         2,203
Goodwill (Note 8)...........................       751          --         7,029           7,780
                                              --------    --------      --------       ---------
          Total Assets......................  $127,924    $ 66,859      $(39,399)      $ 155,384
                                              ========    ========      ========       =========

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable (Note 3).................  $ 21,083    $  3,537      $  5,000       $  29,620
  Accrued payroll and related expenses......     5,258       4,459                         9,717
  Accrued product warranty expense..........       823       1,162                         1,985
  Income taxes payable......................     2,570          --                         2,570
  Deferred revenue..........................        --       3,339                         3,339
                                              --------    --------      --------       ---------
          Total current liabilities.........    29,734      12,497         5,000          47,231
Minority interest...........................       681          --                           681
Common Stock (Note 4).......................       614          92            22             728
Additional paid-in capital (Note 4).........    52,348      72,534       (26,435)         98,447
Retained earnings (Note 5)..................    56,849     (21,449)      (14,801)         20,599
Treasury stock..............................   (11,831)         --                       (11,831)
Unrealized gain/loss........................      (471)      3,185        (3,185)           (471)
                                              --------    --------      --------       ---------
          Total stockholders' equity........    97,509      54,362       (44,389)        107,472
                                              --------    --------      --------       ---------
          Total liabilities and
            stockholders' equity............  $127,924    $ 66,859      $(39,399)      $ 155,384
                                              ========    ========      ========       =========

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS



                                                         YEAR ENDED DECEMBER 31, 1996
                                             -----------------------------------------------------
                                                                        PRO FORMA      PRO FORMA
                                              OLICOM     CROSSCOMM     ADJUSTMENTS    CONSOLIDATED
                                             --------    ---------     -----------    ------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..................................  $168,228    $ 44,874        $             $ 213,102
Cost of sales..............................   (95,236)    (24,098)                      (119,334)
                                             --------    --------        -------       ---------
Gross profit...............................    72,992      20,776                         93,768
Research and development...................   (12,852)     (9,830)                       (22,682)
Sales, general and administration (Note
  2).......................................   (47,344)    (20,179)        (1,004)        (68,527)
Acquisition related expenses...............    (3,787)         --                         (3,787)
Special charge re. management change.......    (1,402)         --                         (1,402)
                                             --------    --------        -------       ---------
Income (loss) from operations..............     7,607      (9,233)        (1,004)         (2,630)
Interest and gain on investments (Note
  6).......................................     5,084       3,953         (2,554)          6,483
                                             --------    --------        -------       ---------
Income (loss) before taxes.................    12,691      (5,280)        (3,558)          3,853
Income tax (Note 6)........................    (4,727)         --            868          (3,859)
                                             --------    --------        -------       ---------
                                                7,964      (5,280)        (2,690)             (6)
Minority interest..........................      (539)         --                           (539)
                                             --------    --------        -------       ---------
                                                7,425      (5,280)        (2,690)           (545)
                                             ========    ========        =======       =========
Net income (loss) per share................  $   0.50                                  $   (0.03)
Weighted average shares outstanding (Note
  7).......................................    14,786                                     17,394
                                             ========                                  =========

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

                                 (IN THOUSANDS)



NOTE 1: Cash adjustments assume a decrease of short-term investments of $9,200, proceeds from the exercise of vested CrossComm Options of $4,400, and a cash payment on closing of $50,828.



NOTE 2: The part of the purchase price to be accounted for as goodwill has been assumed to be $7,029, which is assumed to be amortized over a seven year period. The goodwill amortization is not tax deductible.


NOTE 3: Accounts payable adjustment reflects estimated transaction charges of $5,000.


NOTE 4: Common stock and additional paid in capital adjustments reflect the issuance of shares of Olicom Common Stock at closing. Additional paid in capital adjustment reflects the issuance of shares of Olicom Common Stock and Warrants at Closing.



NOTE 5: Retained earnings adjustment reflects an assumed write-off of in-process research and development in the amount of $36,250.


NOTE 6: Interest income foregone with respect to the portion of the Merger Consideration to be paid in cash has been assumed to be 5.5% per annum. The tax consequence has been assumed to be 34%.

NOTE 7: The number of shares of Olicom Common Stock outstanding has been adjusted to reflect the issuance of new shares.

NOTE 8:  The purchase price has been allocated as follows:


         Book value of net assets of CrossComm.....................  $ 58,760*
         Goodwill recognized.......................................     7,029
         In-process research and development.......................    36,250
                                                                     --------
                                                                     $102,039
                                                                     ========


---------------


          * Includes proceeds from exercise of vested CrossComm Options



NOTE 9: The $36,250 of acquired in-process research and development will be written off to expense in the period in which the Closing of the Merger occurs. This write off of in-process research and development is not reflected in the Unaudited Pro Forma Consolidated Statement of Operations because pro forma adjustments are limited to those events that are expected to have a continuing impact.



          The $36,250 of acquired in-process research and development represents management's estimate of the current fair value of those specifically identified CrossComm research and development projects for which technological feasibility has not been established and for which alternative future uses do not exist. In estimating such current fair value, management considered the estimated future after-tax cash flows attributable to these projects, which were then discounted to present value utilizing appropriate discount rates commensurate with the risks of reaching technological feasibility, completing the in-process projects, and achieving the estimated cash flows.



          The specifically identified research and development projects are predominantly in the areas of ATM switching, edge routers and network management software.



NOTE 10: Following the Merger, Olicom estimates that it will incur additional charges to operations for the costs associated with integrating the operations of the two companies.

                               TAX CONSIDERATIONS


     The following summary is based on tax laws of the United States and Denmark as in effect on the date of this Joint Proxy Statement/Prospectus, and is subject to changes in United States and Danish law, including changes that could have retroactive effect. The following summary is based on the current United States-Denmark Double Taxation Convention and the proposed convention signed on June 17, 1980, and modified by a protocol signed on August 23, 1983. The discussion assumes that the Merger will be consummated as contemplated herein and that a CrossComm stockholder holds its CrossComm Common Stock and will hold its Olicom Common Stock and Warrants as capital assets. This discussion is based on current laws and interpretations thereof, and there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained herein. The discussion does not take account of rules that may apply to stockholders that are subject to special treatment under United States federal or Danish income tax laws (including, without limitation, trusts, insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations, holders who are not United States citizens or residents and CrossComm stockholders who acquired CrossComm Common Stock pursuant to the exercise of an employee stock option or otherwise as compensation). No rulings have been requested or received from the Internal Revenue Service (the "IRS") as to the matters discussed herein, and there is no intent to seek any such rulings. Accordingly, no assurance can be given that the IRS will not challenge the tax treatment of certain matters discussed in this summary or, if it does challenge the tax treatment, that it will not be successful.



     THE DISCUSSION BELOW DOES NOT ADDRESS STATE, LOCAL, PROVINCIAL, TERRITORIAL OR FOREIGN TAX CONSEQUENCES (OTHER THAN THOSE DESCRIBED UNDER "DANISH TAX CONSEQUENCES OF OWNERSHIP OF OLICOM COMMON STOCK" AND "DANISH TAX CONSEQUENCES OF OWNERSHIP OF WARRANTS") OF THE MERGER OR THE OWNERSHIP OF OLICOM COMMON STOCK OR WARRANTS, AND THE SPECIFIC TAX CONSEQUENCES TO EACH CROSSCOMM STOCKHOLDER MAY DIFFER. CONSEQUENTLY, EACH CROSSCOMM STOCKHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER AND THE OWNERSHIP OF OLICOM COMMON STOCK AND WARRANTS.



CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER



     Olicom, MergerSub and CrossComm. The merger of MergerSub into CrossComm, with CrossComm surviving and with CrossComm stockholders receiving the Merger Consideration in the transaction, constitutes a taxable reverse subsidiary merger which will be treated for United States federal income tax purposes as a direct purchase by Olicom of the CrossComm Common Stock from the CrossComm stockholders in exchange for the Merger Consideration, and as such, the transitory existence of MergerSub as the wholly-owned subsidiary of Olicom will be disregarded for United States federal income tax purposes. Because Olicom will be treated as purchasing the CrossComm Common Stock directly from the CrossComm stockholders, unless a Code Section 338 election is made (or is deemed to have been made under the Code) to treat the purchase by Olicom of the CrossComm Common Stock as a purchase of the assets of CrossComm resulting in a stepped up basis in the CrossComm assets, no gain or loss will be recognized by CrossComm as a result of the Merger. Further, no gain or loss will be recognized by Olicom upon the receipt of the shares of CrossComm Common Stock from the CrossComm stockholders in exchange for the Merger Consideration. Olicom's adjusted tax basis in the CrossComm Common Stock acquired in the Merger will generally be equal to the value of the Merger Consolidation paid by Olicom to the CrossComm stockholders in exchange for such CrossComm Common Stock.


     Net Operating Losses. CrossComm had net operating loss carryforwards of approximately $20,965,000 as of December 31, 1996. Under Section 382 of the Code, the ability of CrossComm to utilize its net operating losses will be limited if CrossComm experiences an "ownership change" as a consequence of the Merger. Section 382 defines an "ownership change" as an increase of more than 50 percentage points in ownership of stock owned by one or more 5% stockholders over the lowest percentage of stock owned by such stockholders during the preceding three year period. It is anticipated that the Merger will result in an "ownership change" within the meaning of Code Section 382, and thus will result in the utilization of any remaining carryforwards of CrossComm being limited under Section 382. The limitation on such net operating carryforwards (the "Section 382 Limitation") is determined as follows: first, the value of CrossComm is determined (i.e., the fair market value of all outstanding equity of CrossComm immediately prior to the ownership change, subject to adjustment in certain cases); and second, a percentage equal to the long-term tax-exempt rate determined by the Treasury Department is multiplied by the value of CrossComm to determine the amount of the net operating loss carryforwards of CrossComm which may be used in any given year to offset taxable income of CrossComm (subject to exception for certain built-in gain items). To the extent that CrossComm uses less than the Section 382 Limitation in any taxable year, the unused portion of such Section 382 Limitation is added to the Section 382 Limitation for the next taxable year.



     CrossComm Stockholders. A CrossComm stockholder will recognize gain or loss as a result of the Merger, measured by the difference between such stockholder's amount realized and its adjusted basis in its CrossComm Common Stock. Such amount realized will generally equal the fair market value of the Merger Consideration received by such CrossComm stockholder in exchange for its CrossComm Common Stock.



     The gain or loss recognized as a result of the Merger will be treated as a capital gain or loss, provided that CrossComm is not treated for federal income tax purposes as a "collapsible corporation." CrossComm's management believes that CrossComm is not a collapsible corporation for federal income tax purposes. For United States federal income tax purposes, capital losses are generally deductible only against capital gains and not against ordinary income.


UNITED STATES TAX CONSEQUENCES OF OWNERSHIP OF OLICOM COMMON STOCK


     Dividends. For United States federal income tax purposes, the gross amount of all dividends (that is, the amount before reduction for Danish withholding tax) paid with respect to Olicom Common Stock out of the current or accumulated earnings and profits of Olicom ("E&P") to a citizen or resident of the United States (for United States federal income tax purposes), a corporation or partnership organized under the laws of the United States or any state thereof, or estates or trusts the income of which is subject to United States federal income tax regardless of its source (collectively, "United States Stockholders") will be subject to United States federal income taxation as foreign source dividend income. United States corporations that hold shares of Olicom Common Stock will not be entitled to the dividends received deduction available for dividends received from United States corporations. To the extent that a distribution exceeds E&P, it will be treated first as a return of capital to the extent of the United States Stockholder's basis, and then, as gain from the sale of a capital asset.


     For United States federal income tax purposes, the amount of any dividend paid in Danish kroner will be the United States dollar value of the kroner at the exchange rate in effect on the date of receipt, whether or not the kroner is converted into United States dollars at that time.

     The withholding tax imposed by Denmark generally is a creditable foreign tax for United States federal income tax purposes. Therefore, a United States Stockholder generally will be entitled to include the amount withheld as foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the United States Stockholder does not elect to use the foreign tax credit provisions of the Code). The Code, however, imposes a number of limitations on the use of foreign tax credits, based on the particular facts and circumstances of each taxpayer. United States Stockholders who hold Olicom Common Stock should consult their tax advisors regarding the availability of the foreign tax credit.


     A United States Stockholder also may be subject to backup withholding at the rate of 31% with respect to dividends paid on or proceeds from the sale or other disposition of shares of Olicom Common Stock, unless the United States Stockholder (i) is a corporation or comes within certain other exempt categories or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.


     Sale or Other Disposition of Olicom Common Stock. Gain or loss recognized by a United States Stockholder on the sale or other disposition of Olicom Common Stock will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between such United States Stockholder's basis in its Olicom Common Stock and the amount realized upon such disposition. The capital gain or loss will be short-term or long-term, depending on whether the United States Stockholder has held the Olicom Common Stock for more than one year. Capital losses are generally deductible only against capital gains and not against ordinary income.


UNITED STATES TAX CONSEQUENCES OF OWNERSHIP OF WARRANTS

     Exercise of Warrants. Generally, no gain or loss will be recognized for United States federal income tax purposes upon exercise of a Warrant. A holder's initial tax basis in a Warrant will be equal to the value of the Warrant at the time the holder receives such Warrant. The tax basis of shares of Olicom Common Stock acquired upon exercise of a Warrant will be equal to the sum of (i) the holder's tax basis in such Warrant and (ii) the exercise price. The holding period of the Olicom Common Stock acquired upon exercise of a Warrant will begin on the date of exercise of the Warrant.

     Disposition of Warrants. In general, the sale, exchange or other taxable disposition of a Warrant will result in gain or loss to the holder in an amount equal to the difference between the amount realized on such sale, exchange or other disposition and the holder's tax basis in the Warrant. Such gain or loss generally will be long-term capital gain or loss if the Warrant is held by the holder for more than one year at the time of the disposition and the Olicom Common Stock issuable upon exercise of such Warrant would have been a capital asset if acquired by the holder.


     Expiration. The expiration of a Warrant should generally result in a long-term capital loss to the holder equal to the holder's tax basis in the Warrant if (i) the Warrant is held by the holder for more than one year at the time of the expiration and (ii) the Olicom Common Stock issuable upon exercise of the Warrant would have been a capital asset if acquired by such stockholder.


     Adjustments to Conversion Ratio. Adjustments made to the number of shares of Olicom Common Stock that may be acquired upon the exercise of a Warrant, or the failure to make such adjustments, may result in a taxable distribution to the holders of Warrants pursuant to Section 305 of the Code.

DANISH TAX CONSEQUENCES OF THE MERGER

     Olicom, MergerSub and CrossComm. The Merger of MergerSub into CrossComm should not result in the recognition of taxable gain or loss by Olicom, MergerSub or CrossComm for Danish income tax purposes.


     CrossComm Stockholders. The exchange by a United States Stockholder of CrossComm Common Stock for its allocable share of the Merger Consideration should not result in the recognition of taxable gain or loss by such United States Stockholder for Danish income tax purposes.


DANISH TAX CONSEQUENCES OF OWNERSHIP OF OLICOM COMMON STOCK

     Dividends. For Danish income tax purposes, the gross amount of all distributions made by Olicom to its stockholders prior to the fiscal year in which Olicom is completely liquidated and dissolved is taxed as a dividend, including distributions that otherwise exceed Olicom's E&P. Distributions made by Olicom to its stockholders during the fiscal year in which Olicom is completely liquidated and dissolved are taxed as capital gains. In addition, the gross amount paid by Olicom to redeem Olicom Common Stock owned by a stockholder generally is taxed as a dividend. However, a stockholder may apply to Danish tax authorities for an exemption from the dividend tax. If the exemption request is granted, the redemption will be taxed as capital gains. The granting of bonus shares to stockholders, and the right of stockholders to subscribe for Olicom Common Stock at a price that is less than the current trading value of such Olicom Common Stock, are not considered taxable distributions to stockholders.


     In general, a Danish withholding tax of 25% is levied on all dividends. However, a United States Stockholder may apply to the Danish tax authorities for a partial refund of the dividends tax that has been withheld. If this refund request if granted, the Danish withholding tax on such dividends is effectively reduced to 15%. Olicom does not presently contemplate the payment of any cash dividends on Olicom Common Stock.

Should Olicom, however, decide to make payment of a cash dividend, Olicom will apply to the Danish tax authorities for a blanket exemption that would allow Olicom to withhold only 15% of all dividends paid to a United States Stockholder. While Olicom believes that such an exemption will be granted, there can be no assurance that this will occur.


     Sale of Shares. Capital gains realized by United States Stockholders upon the sale of Olicom Common Stock should be exempt from Danish taxation.

DANISH TAX CONSEQUENCES OF OWNERSHIP OF WARRANTS

     Exercise of Warrants. Generally, a United States Stockholder should not recognize taxable gain or loss for Danish income tax purposes upon the exercise of a Warrant.

     Sale of Warrants. Generally, a United States Stockholder should not recognize taxable gain or loss for Danish income tax purposes upon the sale of a Warrant.

     Expiration. Upon the expiration of a Warrant, a United States Stockholder should not recognize taxable gain or loss for Danish income tax purposes.

                       DESCRIPTION OF OLICOM COMMON STOCK

     Set forth below is a summary of certain information concerning Olicom's share capital and a brief description of certain provisions contained in the Olicom Articles and of provisions of the Companies Act applicable to the formation, organization and operation of Olicom. An English translation of the Olicom Articles has been filed as an exhibit to this Joint Proxy Statement/Prospectus. The following summary and description do not purport to be complete statements of these provisions and are qualified in their entirety by reference to the Olicom Articles, such exhibit and applicable Danish law.

AUTHORIZED CAPITAL


     The authorized share capital of Olicom consists of 15,938,000 shares of common stock, of which there were issued and outstanding 14,734,000 shares as of May 2, 1997, and 1,204,000 shares were held in the treasury of Olicom. In addition, 633,345 shares of Olicom Common Stock are currently reserved for issuance pursuant to options or warrants which have been or may be granted under Olicom's Share Incentive Plans. See "The Olicom Meeting -- Matters to Be Considered at the Olicom Meeting: Proposal 8 -- Approval of the 1997 Share Incentive Plan."


     Olicom has further authorized the issuance of 8,000,000 shares in connection with private placements or the acquisition of assets or companies at such times and on such terms as may be determined by the Olicom Board. The authorizations relating to the issuance of shares for the specific purposes of private placements, acquisitions of assets or companies are valid until August 25, 1997, and the authorizations relating to the issuance of shares under Olicom's Share Incentive Plans are valid until May 5, 1998, unless extended by an annual general meeting of stockholders (a "General Meeting") prior thereto.


     All shares of Olicom Common Stock are issued in registered form.


LIABILITY TO FURTHER CALL OR ASSESSMENT

     The shares of Olicom Common Stock to be issued in connection with the Merger, and upon exercise of Warrants, when issued and paid for, will be fully paid and non-assessable.

EXCHANGE CONTROLS

     There are no governmental laws, decrees or regulations of the Kingdom of Denmark that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to nonresident holders of Olicom Common Stock. There are no limitations imposed by the laws of the Kingdom of Denmark or the Olicom Articles on the right of nonresident or foreign holders to hold or vote shares of Olicom Common Stock.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company or its successor is the transfer agent and registrar for the Olicom Common Stock.

                        COMPARISON OF STOCKHOLDER RIGHTS
                     UNDER THE LAWS OF DENMARK AND DELAWARE


     The following is a summary of material differences between the rights of holders of CrossComm Common Stock and holders of Olicom Common Stock, and between the DGCL and the Companies Act which may affect the rights and interests of CrossComm stockholders. This summary is not, and does not purport to be, complete and does not purport to identify all differences that may, under given circumstances, be material to CrossComm stockholders. This summary is qualified in its entirety be reference to the DGCL and the Companies Act, and the Olicom Articles and the CrossComm Certificate. This summary should be read in conjunction with the "Description of Olicom Common Stock."


MEETINGS OF STOCKHOLDERS

     The General Meeting is the supreme authority in the determination of all matters affecting the affairs of Olicom, subject to the limitations provided in the Companies Act and the Olicom Articles. The Olicom Articles require that a General Meeting be held in greater Copenhagen not later than the end of May during each year. Any stockholder in Olicom is entitled to submit proposals to be discussed at a General Meeting; however, in order to be considered at a General Meeting, any proposal that would require consideration by the Olicom Board is required to be submitted in writing to the Olicom Board not later than February 1 following the end of the year to which such General Meeting relates. However, if a proposal is received subsequent to the February 1 deadline, the Olicom Board is required to consider such proposal to the extent that it is practical to include consideration of such proposal in the agenda of a General Meeting. At a General Meeting, the audited accounts of Olicom (which are prepared in accordance with Danish law) are submitted for approval, together with the proposed appropriations of profit and the election of the board of directors and auditors. In addition, at a General Meeting the Olicom Board submits a report on the activities of Olicom during the previous year.


     Under the DGCL, an annual meeting of stockholders must be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws. Any other proper business may be transacted at the annual meeting of stockholders.


STOCKHOLDER POWER TO CALL SPECIAL MEETINGS

     Generally, extraordinary General Meetings are held at the request of the Olicom Board, Olicom's auditors or stockholders representing at least one tenth of the nominal value of the total share capital.

     Under the DGCL, a special meeting of stockholders may be called by the board of directors or any other person authorized to do so in the corporation's certificate of incorporation or bylaws. The DGCL does not provide stockholders with an automatic right to call special meetings of stockholders.

QUORUM OF STOCKHOLDERS

     Pursuant to the Companies Act, a quorum of stockholders is not required for a General Meeting to conduct business.

     Under the DGCL, the presence in person or by properly executed proxy of holders of a majority of the outstanding shares of stock entitled to vote is required to constitute a quorum at meetings of stockholders. A quorum is required in order for a stockholders' meeting to conduct business.

VOTING RIGHTS

     Except as described below, a holder of a share of Olicom Common Stock is entitled to one vote at any General Meeting. Except as described below and subject to provisions of the Companies Act (which require that certain resolutions be passed by a greater vote), matters (including the election of directors) are decided at a General Meeting by a simple majority of the votes cast. Any stockholder is entitled to attend and vote at a General Meeting, either in person or by proxy. However, under the Olicom Articles a stockholder who has acquired shares by means of a transfer and who is not registered in Olicom's list of stockholders or who has not notified and documented to Olicom such acquisition of shares at the time that Olicom notices a General Meeting has no right to vote at such meeting.

     Under the DGCL, each stockholder is entitled to one vote per share, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of a corporation.

CUMULATIVE VOTING

     In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. Without cumulative voting, the holders of a majority of the shares present at a meeting held to elect directors would have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of holders of a majority of the shares voting at such meeting.

     The Companies Act contains no regulation regarding cumulative voting. The Olicom Articles do not provide for cumulative voting. Under the DGCL, cumulative voting is permitted only if it is specifically provided for in the corporation's certificate of incorporation.

ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

     Under the Companies Act, any decisions that are required to be taken at a meeting of stockholders (including decisions with respect to the election of directors, amendments of articles of association and other similar matters) may only be undertaken at a General Meeting. The formal requirements for notice may only be waived if all stockholders consent to such waiver.

     The DGCL provides that, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting, consent in writing.

VOTING REQUIREMENTS


     Resolutions for the dissolution of Olicom, its merger with another corporation, the amendment of the Olicom Articles, and certain other matters are required by the Companies Act to be approved by (i) two-thirds of the votes cast at the General Meeting, and (ii) two-thirds in nominal value of the voting capital represented and entitled to vote at the meeting. The approval at a General Meeting of any proposal that has not been made or endorsed by the Olicom Board requires that more than one-half of the shares and votes be represented at such meeting, and that three-fourths of the shares and votes represented at such meeting vote in favor of such proposal. Amendments which lessen the effect of
Article 6 of the Olicom Articles (which provides for the limitation of any person's ownership of Olicom's share capital or votes (see "Limitations on Share Ownership")) require the approval of at least three-fourths of the votes cast at a General Meeting, unless such amendment has been proposed or endorsed by the Olicom Board, in which case the amendment can be adopted in the manner ordinarily required for amendments to the Olicom Articles.


     Under the DGCL, an amendment to the certificate of incorporation requires the affirmative vote of the holders of majority of the shares entitled to vote thereon, unless the corporation's certificate of incorporation requires a greater or lesser number for approval. Furthermore, under the DGCL, the holders of the outstanding shares of a class are entitled to vote as a class upon any proposed amendment to the certificate of incorporation, whether or not they are entitled to vote thereon by the provisions of the corporation's certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to adversely affect them.


     Under the DGCL, an agreement of merger, exchange or consolidation must be approved by the directors of each constituent corporation and adopted by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, or by a greater vote as provided in a corporation's charter. The DGCL does not require the separate vote of any class of shares, unless any provision of the plan of merger would, if contained in a proposed amendment to the certificate of incorporation, entitle the class or series to vote as a class or series. Additionally, the DGCL provides generally that, unless its charter provides otherwise, no vote of the stockholders of the surviving corporation is required to approve the merger if (i) the agreement of merger does not amend in any respect the corporation's charter, (ii) each share outstanding immediately prior to the effective date is to be an identical outstanding share of the surviving corporation after the effective date and (iii) the number of shares of the surviving corporation's common stock to be issued in the merger plus the number of shares of common stock into which any other securities to be issued in the merger are initially convertible does not exceed 20% of its common stock outstanding immediately prior to the effective date of the merger.


     Under the DGCL, a dissolution must be approved by stockholders holding 100% of the total voting power or the dissolution must be initiated by the board of directors and approved by the holders of a majority of the outstanding voting shares of the corporation, unless a greater vote is provided in the certificate of incorporation.

BOARD OF DIRECTORS

     Olicom is managed by a board of directors which, under the Olicom Articles, is required to consist of between four and eight members elected, with a simple majority, by the stockholders at a General Meeting. Directors are elected for one-year terms expiring at the end of the following year's General Meeting, and are eligible for reelection. Absent an exemption from the Ministry of Industry of Denmark, at least 50% of the directors must be residents of Denmark; however, exemptions are automatically granted if at least 50% of the directors are residents of other countries in the European Community. In addition, the employees of Olicom may be represented on the Olicom Board by directors elected in accordance with statutory Danish law to that effect. The statutory rights of the employees of Olicom and its Danish subsidiaries (which rights have not been exercised to date) include the following principal features. Employees of corporations registered in Denmark that constitute a "Group" which, during the past three years, has employed an average of not fewer than 35 employees (such as Olicom and its Danish subsidiaries) have the right to elect from among such employees a number of directors of the parent corporation, so that the total number of employee-directors and substitutes therefor will equal one-half of the total number of directors elected by the stockholders at a General Meeting (but not fewer than three directors).


     Under the DGCL, the board of directors of a corporation must consist of one or more members. The number of directors must be fixed by, or in a manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors. Each director holds his or her office until a successor is elected and qualified or until his or her resignation or removal. The directors are elected at the annual meeting of stockholders. The DGCL permits the board of directors of a Delaware corporation to change the authorized number of directors by amendment to the corporation's bylaws or in the manner provided in the bylaws unless the number of directors is fixed in the corporation's certificate of incorporation, in which case a change in the number of directors may be made only by amendment to the certificate of incorporation.


REMOVAL OF DIRECTORS

     Under the Companies Act, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote. However, board members elected by the employees in accordance with the statutory rights of the employees as described above cannot be removed by the stockholders at a General Meeting. Such employee-elected directors (who are elected for a four-year period) may be removed at any time by utilizing the same procedure as is used for their election. In addition, an employee-elected director is required to resign his directorship at such time as his employment terminates.



     Under the DGCL, any director or the entire board of directors of a corporation without a classified board of directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors.


CLASSIFIED BOARD OF DIRECTORS

     A classified board is one in which a certain number, but not all, of the directors are elected on a rotating basis each year. This method of electing directors makes a change in the composition of the board of directors, and a potential change in control of a corporation, a lengthier and more difficult process. The DGCL permits, but does not require, a classified board of directors with staggered terms under which the directors are elected for terms of two or three years. The Olicom Articles do not currently provide for a classified board.

FILLING VACANCIES ON THE BOARD OF DIRECTORS


     Under the Companies Act, a member of the board of directors may retire from the board of directors at any time by giving notice to the board. Where a member of the board of directors resigns his directorship before the expiration of his term and no deputy board member has been elected to replace him, the other members of the board of directors may elect a new member to hold office for the remainder of the resigning director's term. Where the election of a director is effected by a General Meeting, the election of a new member of the board of directors can be postponed until the next ordinary General Meeting at which election for the board of directors can take place, provided that the remaining members and deputies of the board of directors constitute a quorum.



     The DGCL provides that any vacancy or newly-created directorship may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class is to elect such director, in which case any other directors elected by such class, or sole remaining director, shall fill such vacancy or newly-created directorship.


APPRAISAL RIGHTS

     Under the Companies Act, in connection with a merger, stockholders in a non-surviving corporation may claim compensation from the corporation if they dissent at the General Meeting and if the consideration for their shares is not reasonable and appropriate. In such event, legal action must be instituted by the dissenting stockholder within two weeks of the adoption of the merger by the merging corporations.

     Under the DGCL, appraisal rights are available only in connection with statutory mergers or consolidations. Generally, stockholders of a Delaware corporation who dissent from a merger or consolidation of the corporation for which a stockholders' vote is required are entitled to appraisal rights, requiring the surviving corporation to purchase the dissenting shares at fair value. There are, however, no statutory rights of appraisal with respect to stockholders of a Delaware corporation whose shares of stock are either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders, in each case where such stockholders receive only shares of stock of the corporation surviving or resulting from the merger or consolidation, or cash in lieu of fractional interests therein, or a combination thereof.

INSPECTION OF STOCKHOLDER LIST

     Under the Companies Act, the register of stockholders is not open to stockholders, but is available at the corporation's office for inspection by public authorities. In corporations where the employees have not elected members to the board of directors, the register of stockholders is also available to a representative of the employees.

     Under the DGCL, any stockholder may inspect for any proper purpose the stock ledger, list of stockholders and other books and records of a Delaware corporation during the usual hours of business.

STOCKHOLDER DERIVATIVE ACTIONS


     Any resolution to the effect that a Danish corporation shall institute legal proceedings against the founders, directors, managers, valuers, auditors, investigators or stockholders in pursuance of the applicable provisions of the Companies Act regarding such persons' liabilities towards the corporation, is subject to the adoption of such a resolution at a General Meeting by stockholders. Where stockholders representing at least one-tenth of the share capital oppose the decision in favor of an exemption from liability or in favor of waiving the right to institute legal proceedings against such persons, any stockholder can institute legal proceedings claiming that the responsible persons be required to pay to the corporation the cost of such matter; however, such persons will be entitled to have such costs reimbursed by the corporation to the extent that the corporation recovers its costs in such action. Stockholders who thereafter take legal action are responsible for the payment of the costs of the case; however, they are entitled to have such costs reimbursed by the corporation. Any such legal action may not be instituted later than six months after the adoption of the resolution by the General Meeting, or if an investigation into the affairs of the corporation has been commenced in pursuance of the provisions of the Companies Act providing for investigations, six months after such investigation has been completed.



     Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. The person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit. Additionally, under the DGCL, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The DGCL also requires that the derivative plaintiff make demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.


FIDUCIARY DUTIES OF DIRECTORS

     Under the Companies Act, the board of directors and management of a corporation have an obligation to act in the best interests of the corporation and its stockholders. The directors are required to arrange for an appropriate organization of the corporation's activities. The management of a corporation chartered under the Companies Act is in charge of the day-to-day management of the corporation, and in this connection, is required to comply with instructions or orders of the board of directors. Without the approval of the board of directors, management may not conduct transactions that, in light of the general circumstances, are of an unusual nature or importance. The board of directors is required to assure that the corporation's accounts and financial administration are controlled in a manner deemed to be satisfactory in view of the corporation's circumstances. In this regard, the board of directors is required to assure that the bookkeeping and administration of assets of the corporation are controlled in a satisfactory manner in light of the corporation's circumstances. The board of directors is obligated to take into consideration and protect interests other than those of the stockholders. For example, members of the board of directors who have intentionally or negligently caused damage to creditors of a corporation may be liable to the corporation's creditors. The board of directors also has an obligation to assure that other laws, such as environmental laws and laws with respect to workers' protection, are duly complied with. Under the Companies Act, a corporation may not make loans to, or grant a security interest that benefits, stockholders of the corporation, or with respect to the directors or managers of such corporation or its parent.


     Under the DGCL, the members of a board of directors have substantially similar legal obligations and fiduciary duties to the corporation and its stockholders. A Delaware corporation may lend money to, or guarantee any obligation incurred by, its officers or directors, if, in the judgment of the board of directors, such loan or guarantee may reasonably be expected to benefit the corporation. With respect to any other contract or transaction between the corporation and one or more of its directors or officers, such transactions are neither void nor voidable if either (i) the director's or officer's interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith, or (ii) the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof or the stockholders.


LIABILITY AND INDEMNIFICATION


     Under the Companies Act, directors and managers who, in connection with the performance of their duties, deliberately or negligently inflict damage on the corporation are liable to compensate the corporation for such damage. Directors and managers are also liable for damage inflicted on stockholders, creditors of the corporation or any third party through a violation of the Companies Act or the corporation's articles of association. A stockholder may be liable for losses suffered by a corporation, other stockholders or any third party, to the extent that such losses are the result of a violation of the Companies Act or a corporation's articles of association committed deliberately or through gross negligence. In the event that a court finds that there is a danger of continued abuse or there are other circumstances that support remedial action, a court can require a stockholder who so violates the Companies Act or a corporation's articles of association to purchase the shares of other stockholders who are injured as a consequence thereof. In such event, the purchase price for such shares is to be determined with due regard for the corporation's financial condition and other matters that the court determines are reasonable in the circumstances. Where several persons become liable to pay compensation at the same time, they shall be joint and severally liable for the compensation. The concept of indemnification of directors or managers of a corporation for liabilities arising from their actions toward third parties as directors or managers is not well known in Denmark. It is therefore not clear to what extent, if any, an agreement for indemnification of directors or managers is effective under Danish law.



     Under the DGCL, a corporation may include in its certificate of incorporation a provision which would, subject to the limitations described below, eliminate or limit directors' liability for monetary damage for breaches of their fiduciary duty of care. Under the DGCL, a director's liability cannot be eliminated or limited (i) for breaches of duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions or (iv) for transactions from which such director derived an improper personal benefit. The DGCL further provides that no such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.


     Generally, Section 145 of the DGCL permits a corporation to indemnify certain persons made a party to an action by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. To the extent that person has been successful in any such matter, that person shall be indemnified against expenses actually and reasonably incurred by him or her. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses.

LIMITATIONS ON SHARE OWNERSHIP

     The Olicom Articles provide that no person, firm or entity (each, a "person") may, without obtaining the approval of the Olicom Board, own more than 33% of Olicom's share capital or votes at any time (the "Share Ownership Limit"). The Olicom Board may condition its approval on the satisfaction of such conditions that it determines to be appropriate. For the purpose of determining ownership of shares or votes, a person will generally be deemed to own shares or votes which are considered to be beneficially owned by such person under Rule 13d-3 under the Exchange Act.

     A person who owns more than 33% of Olicom's share capital or votes at any time who has not obtained the approval of the Olicom Board cannot be registered or otherwise accepted as a stockholder, and such person will have no voting rights, rights to dividends or distributions, or any other rights as a stockholder, for such portion of such person's stockholding that exceeds 33%. The Olicom Board may approve the ownership by a person of more than 33% of Olicom's share capital or votes (i) in the event that such person has, prior to purchasing more than 33% of Olicom's share capital or votes, requested the approval by the Olicom Board to own more than the Share Ownership Limit,
(ii) in the event that such person has made a legally binding and irrevocable bona fide offer to all stockholders of Olicom (other than such person, to the extent that he is a stockholder) to purchase all the shares and votes in Olicom at a price deemed favorable by the Olicom Board, in its discretion or (iii) in such other circumstances, as determined by the Olicom Board. The Olicom Board has given its approval to the ownership by Nilex, Olivetti Realty N.V., Lars Stig Nielsen and Asbjo/rn Smitt of shares in excess of the Share Ownership Limit.


     The Olicom Articles contain no other specific antitakeover provision.


     Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder." For purposes of this provision an "interested stockholder" is a stockholder that is directly or indirectly a beneficial owner of 15% or more of the voting power of the outstanding voting stock of a Delaware corporation (or its affiliate or associate). This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination is approved by the corporation's board of directors prior to the stock acquisition date,
(ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which he became an interested stockholder or
(iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the disinterested stockholders.


PRE-EMPTIVE RIGHTS


     Except for shares issued pursuant to authorizations granted to the Olicom Board as described in the Olicom Articles, all stockholders of Olicom have pre-emptive rights in the event of any increase in Olicom's share capital. Changes in the share capital can be made by the decision of Olicom's stockholders at a General Meeting or by the decision of the Olicom Board pursuant to the authorizations in the Olicom Articles. At a General Meeting, Olicom's stockholders may agree to deviations from the general pre-emptive rights of the existing stockholders for the purpose of specific increases of Olicom's share capital; however, such resolutions may be adopted only by a majority of two-thirds of the share capital and votes represented at the General Meeting (subject to higher voting requirements if shares will be issued at a price below the market value of the shares). No stockholder of Olicom will have pre-emptive rights to purchase any shares of Olicom Common Stock in connection with the Merger, or in connection with the exercise of Warrants.


     The DGCL provides that a corporation's stockholders have pre-emptive rights only if such rights are expressly granted in the corporation's certificate of incorporation.

DIVIDEND RIGHTS


     Under the Companies Act, distributions of profits may only be authorized by stockholders based on the latest annual audited accounts of Olicom. The financial year of Olicom is the calendar year. Interim dividends cannot be paid, and stockholders cannot authorize the payment of an annual dividend greater than the amount that has been recommended or agreed to by the Olicom Board. The Companies Act requires that any distribution of profits available for distribution, after covering any losses for previous years, be distributed pro rata to all stockholders. All dividends that remain unclaimed for a period of five years after having been declared are forfeited and revert to Olicom.


     Subject to any restrictions contained in a corporation's certificate of incorporation, the DGCL generally provides that a corporation may declare and pay dividends out of surplus (defined as net assets minus stated capital) or, when no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. Dividends may not be paid out of net profits if the capital of the corporation is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value.

RIGHTS OF PURCHASE


     Under the Companies Act, a corporation may, if authorized by a General Meeting, acquire its own shares against payment of consideration, although the aggregate amount of such shares held by a corporation and its subsidiaries may not exceed 10% of the aggregate amount of issued shares. At the Annual General Meeting held on May 8, 1996, the Olicom Board was authorized to purchase up to 10% of Olicom's share capital at the market price of the shares on the date of purchase, with deviation of up to 10% from the market price. Such authorization expires on the earlier of the next General Meeting or November 7, 1998.


     Under the DGCL, a corporation may redeem or repurchase its own shares, except that a corporation may not generally make such a purchase or redemption if it would cause impairment of its capital.

PROVISIONS RELATED TO NON-DANISH STOCKHOLDERS

     There are no special limitations or provisions in the Olicom Articles or Danish law applicable to stockholders who are not citizens or residents of Denmark to hold or vote shares.

                             STOCKHOLDER PROPOSALS

     Any stockholder in Olicom is entitled to submit proposals to be discussed at a General Meeting; however, in order to be considered at a General Meeting, any proposal that would require consideration by the Olicom Board is required to be submitted in writing to the Olicom Board not later than February 1 following the end of the year to which such General Meeting relates. A proper proposal submitted by a stockholder in accordance with applicable rules and regulations for presentation at Olicom's next General Meeting that is received at Olicom's principal executive offices by February 1, 1998, will be included in the Olicom's proxy statement and form of proxy for that meeting.

     If the Merger is not consummated, CrossComm will hold a 1998 Annual Meeting of Stockholders. Proposals of stockholders intended to be presented at CrossComm's 1998 Annual Meeting of Stockholders, if the Merger is not consummated prior thereto, must be received by CrossComm at its principal office
in Marlborough, Massachusetts, not later than December   , 1997, for inclusion
in the proxy statement for that meeting.

                                 LEGAL MATTERS

     The validity of the shares of Olicom Common Stock offered in connection with the Merger will be passed upon for Olicom by Advokatfirmaet O. Bondo Svane, Copenhagen, Denmark. Certain other legal matters relating to the Merger and the transactions contemplated thereby will be passed upon for Olicom by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., Dallas, Texas. As of the Record Date, partners of Advokatfirmaet O. Bondo Svane participating in the consideration of legal matters relating to the Merger and the transactions contemplated thereby owned 13,550 shares of Olicom Common Stock.

                                    EXPERTS

     The Consolidated Financial Statements of Olicom at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, included in the Joint Proxy Statement of Olicom and CrossComm which is referred to and made a part of this Joint Proxy Statement/Prospectus and Registration Statement, have been audited by Ernst & Young A/S, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The Consolidated Financial Statements and related schedule of CrossComm at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, included in the Joint Proxy Statement of Olicom and CrossComm which is referred to and made a part of this Joint Proxy Statement/Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



     Representatives of Ernst & Young A/S are expected to be present at the Olicom Meeting. Representatives of Ernst & Young LLP are expected to be present at the CrossComm Meeting.


                         FINANCIAL STATEMENTS AVAILABLE

     A copy of Olicom's 1996 Annual Report containing Olicom's audited consolidated balance sheets at December 31, 1995 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years ended December 31, 1994, 1995 and 1996, prepared in accordance with accounting principles generally accepted in the United States, is being mailed with this Joint Proxy Statement/Prospectus to stockholders entitled to notice of the Olicom Meeting. The Annual Report does not constitute a part of the proxy solicitation material.

     Upon written request to Olicom's Investor Relations Department (Attention:
Tyge Trier), c/o Olicom A/S, Nybrovej 114, DK-2800 Lyngby, Denmark, or c/o Olicom, Inc., 900 East Park Blvd., Suite 250, Plano, Texas 75074, Olicom will provide, without charge, copies of (i) its Annual Report on Form 20-F for fiscal year 1996 and (ii) Olicom's Annual Accounts.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Olicom A/S
  Fiscal years ended December 31, 1994, 1995 and 1996
  Report of Independent Auditors............................   F-2
  Financial Statements:
     Consolidated Balance Sheets at December 31, 1995 and
      1996..................................................   F-3
     Consolidated Statements of Income for each of the three
      years in the period ended December 31, 1996...........   F-4
     Consolidated Statements of Shareholders' Equity for
      each of the three years in the period ended December
      31, 1996..............................................   F-5
     Consolidated Statements of Cash Flows for each of the
      three years in the period ended December 31, 1996.....   F-6
     Notes to Consolidated Financial Statements.............   F-7
CrossComm Corporation
  Years ended December 31, 1994, 1995 and 1996
  Report of Independent Auditors............................  F-19
  Financial Statements:
     Consolidated Balance Sheets at December 31, 1995 and
      1996..................................................  F-20
     Consolidated Statements of Operations for the years
      ended December 31, 1994, 1995 and 1996................  F-21
     Consolidated Statements of Stockholders' Equity for the
      years ended December 31, 1994, 1995 and 1996..........  F-22
     Consolidated Statements of Cash Flows for the years
      ended December 31, 1994, 1995 and 1996................  F-23
     Notes to Consolidated Financial Statements.............  F-24

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders,
Olicom A/S


     We have audited the accompanying consolidated balance sheets of Olicom A/S and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Olicom A/S and subsidiaries at December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles in the United States of America.


Ernst & Young
Statsautoriseret Revisionsaktieselskab

Copenhagen, April 2, 1997

                                   OLICOM A/S

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                  DECEMBER 31
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
                                                                 (IN THOUSANDS)
Current assets:
  Cash and cash equivalents.................................  $ 33,065    $ 41,663
  Short-term investments (Note 3)...........................    10,099       9,887
  Accounts receivable, less allowance of $490 in 1995 and
     $1,055 in 1996.........................................    37,137      37,712
  Accounts receivable, other................................     2,155       1,913
Inventories:
  Finished goods............................................    22,497      13,967
  Raw materials.............................................     9,762       8,285
                                                              --------    --------
                                                                32,259      22,252
Deferred income taxes (Note 6)..............................        15         945
Prepaid expenses............................................     1,070       1,769
                                                              --------    --------
Total current assets........................................   115,800     116,141
Investments in affiliated companies (Notes 4 and 9A)........     5,889           0
Property and equipment:
  Leasehold improvements....................................       649       2,280
  Equipment.................................................     9,954      17,740
                                                              --------    --------
                                                                10,603      20,020
  Accumulated depreciation..................................    (5,564)     (8,988)
                                                              --------    --------
                                                                 5,039      11,032
Goodwill, net of accumulated amortization of $1,506 in 1995
  and $2,832 in 1996........................................       599         751
                                                              --------    --------
Total assets................................................  $127,327    $127,924
                                                              ========    ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Notes payable to banks (Note 5)...........................  $  6,430    $      0
  Accounts payable..........................................    25,746      21,083
  Accrued payroll and related expenses......................     2,572       3,424
  Accrued product warranty expense..........................       704         823
  Other accrued expenses....................................       285       1,834
  Income taxes payable......................................     1,463       2,570
                                                              --------    --------
          Total current liabilities.........................    37,200      29,734
Minority interest in equity of consolidated subsidiary......         0         681
Shareholders' equity:
  Common stock, DKK 0.25 nominal value authorized and
     issued -- 15,837 in 1995 and 15,938 in 1996............       610         614
  Additional paid-in capital................................    51,754      52,348
  Retained earnings.........................................    49,424      56,849
  Treasury stock -- 1,275 in 1995 and 1,255 in 1996.........   (12,020)    (11,831)
  Currency translation adjustments..........................       617           0
  Unrealized gains/(losses) (Note 3)........................      (258)       (471)
                                                              --------    --------
          Total shareholders' equity........................    90,127      97,509
                                                              --------    --------
          Total liabilities and shareholders' equity........  $127,327    $127,924
                                                              ========    ========


                            See accompanying notes.

                                   OLICOM A/S

                       CONSOLIDATED STATEMENTS OF INCOME


                                                   YEAR ENDED DECEMBER 31
                                          -----------------------------------------
                                             1994           1995           1996
                                          -----------    -----------    -----------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales
  Related parties (Note 9E).............     $ 12,127       $  5,134       $      0
  Other.................................      101,477        122,335        168,228
                                             --------       --------       --------
          Total net sales...............      113,604        127,469        168,228
Cost of sales...........................       61,198         65,191         95,236
                                             --------       --------       --------
Gross profit............................       52,406         62,278         72,992
                                             --------       --------       --------
Operating expenses:
  Sales and marketing...................       23,783         31,660         40,496
  Research and development..............        7,531          9,193         12,852
  General and administrative............        4,440          5,662          6,848
  Transaction-related expenses..........            0              0          3,787
  Special charge regarding management
     change.............................            0              0          1,402
                                             --------       --------       --------
          Total operating expenses......       35,754         46,515         65,385
                                             --------       --------       --------
Income from operations..................       16,652         15,763          7,607
Interest and other financial income.....        3,307          4,580          2,446
Interest and other financial expense....         (845)        (1,283)          (915)
Foreign currency gains (losses).........           19            (31)           675
Related party gain on sale of investment
  (Note 9A).............................            0              0          2,878
Settlement of litigation (Note 12)......       (4,200)             0              0
                                             --------       --------       --------
Income before income taxes..............       14,933         19,029         12,691
Income taxes (Note 6)...................        5,026          6,223          4,727
                                             --------       --------       --------
Net income before change in accounting
  method and minority interest in income
  of consolidated subsidiary............     $  9,907       $ 12,806       $  7,964
Minority interest in income of
  consolidated subsidiary...............            0              0            539
Cumulative effect of change in
  accounting method, net of tax $0 (Note
  2)....................................          161              0              0
                                             --------       --------       --------
          Net income....................     $ 10,068       $ 12,806       $  7,425
                                             ========       ========       ========
Net income per share....................     $   0.66       $   0.87       $   0.50
                                             ========       ========       ========
Weighted average shares outstanding.....       15,298         14,748         14,786
                                             ========       ========       ========


                            See accompanying notes.

                                   OLICOM A/S

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                   ADDITIONAL                          CURRENCY
                                          COMMON    PAID-IN     RETAINED   TREASURY   TRANSLATION     UNREALIZED
                                          STOCK     CAPITAL     EARNINGS    STOCK     ADJUSTMENTS   GAINS/(LOSSES)    TOTAL
                                          ------   ----------   --------   --------   -----------   --------------   -------
                                                                            (IN THOUSANDS)
Balance at December 31, 1993............    $610      $51,789    $26,550   $   (853)       ($211)          $   0     $77,885
  Adjustment to opening balance for
     change in accounting method, net of
     tax $0 (Note 2)....................      0            0           0          0           0             (161)       (161)
  Net income for 1994...................      0            0      10,068          0           0                0      10,068
  Purchase of treasury stock --
     997 common stock...................      0            0           0     (9,141)          0                0      (9,141)
  Warrants exercised --
     10 treasury stock..................      0          (31)          0         91           0                0          60
  Change in unrealized gains/(losses)...      0            0           0          0           0             (917)       (917)
  Currency translation adjustments......      0            0           0          0         397                0         397
                                            ----      -------    -------   --------         -----          -------   -------
Balance at December 31, 1994............    $610      $51,758    $36,618   $ (9,903)        $186          ($1,078)   $78,191
  Net income for 1995...................      0            0      12,806          0           0                0      12,806
  Purchase of treasury stock --
     257 common stock...................      0            0           0     (2,400)          0                0      (2,400)
  Options exercised --
     31 common stock....................      0           (4)          0        283           0                0         279
  Change in unrealized gains/(losses)...      0            0           0          0           0              820         820
  Currency translation adjustments......      0            0           0          0         431                0         431
                                            ----      -------    -------   --------         -----          -------   -------
Balance at December 31, 1995............    $610      $51,754    $49,424   $(12,020)        $617           $(258)    $90,127
  Net income for 1996...................      0            0       7,425          0           0                0       7,425
  Purchase of treasury stock --
     3 common stock.....................      0            0           0        (28)          0                0         (28)
  Options and warrants exercised --
     23 common stock....................      0          (10)          0        217           0                0         207
  Warrants exercised --
     101 common stock...................      4          604           0          0           0                0         608
  Change in unrealized gains/(losses)...      0            0           0          0           0             (213)       (213)
  Currency translation adjustments......      0            0           0          0        (617)               0        (617)
                                            ----      -------    -------   --------         -----          -------   -------
Balance at December 31, 1996............    $614      $52,348    $56,849   $(11,831)        $ 0            $(471)    $97,509
                                            ====      =======    =======   ========         =====          =======   =======


                            See accompanying notes.

                                   OLICOM A/S

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  YEAR ENDED DECEMBER 31
                                                             --------------------------------
                                                               1994        1995        1996
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Operating activities
  Net income...............................................  $ 10,068    $ 12,806    $  7,425
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization.........................     1,862       2,478       3,585
     Related party gain on sale of investment..............         0           0      (2,878)
     Deferred income taxes.................................    (1,506)      1,588        (930)
     Minority interest in earnings.........................         0           0         539
     Equity in net income of affiliates....................      (366)       (692)          0
     Purchased research and development....................         0           0       2,170
     Changes in operating assets and liabilities:
       Accounts receivable.................................   (14,433)     (2,494)      2,572
       Other receivables...................................       159      (1,938)        242
       Inventories.........................................     1,875     (16,117)     12,375
       Prepaid expenses....................................       (32)         14        (545)
       Accounts payable....................................     3,445      10,486      (6,285)
       Accrued payroll and related expenses................     1,661         584      (3,298)
       Accrued product warranty expense....................       153        (427)        119
       Other accrued liabilities...........................     1,179      (1,167)      2,509
       Net liability of settlement.........................     4,200      (4,200)          0
       Income taxes payable................................     1,200         209         901
                                                             --------    --------    --------
          Net cash provided by operating activities........     9,465       1,130      18,501
Investing activities
  Capital expenditures.....................................    (1,526)    (13,780)     (8,199)
  Proceeds from sale of property and equipment.............         0      12,666           0
  Proceeds from sale of investment.........................         0           0       7,193
  Acquisition of Lasat Communications -- net of cash
     acquired (Note 4).....................................    (1,786)          0      (2,545)
  Short-term investments...................................      (287)          0           0
                                                             --------    --------    --------
          Net cash used in investing activities............    (3,599)     (1,114)     (3,551)
Financing activities
  Change in short-term borrowings..........................     5,857         549      (6,451)
  Long-term debt and capital lease obligations.............      (166)          0           0
  Sale (purchase) of treasury stock........................    (9,141)     (2,400)        180
  Proceeds from options and warrants exercised.............        60         279         608
                                                             --------    --------    --------
  Net cash used in financing activities....................    (3,390)     (1,572)     (5,663)
  Effects of exchange rates on cash........................       655          76        (689)
                                                             --------    --------    --------
  Net increase (decrease) in cash and cash equivalents.....     3,131      (1,480)      8,598
  Cash and cash equivalents at beginning of year...........    31,414      34,545      33,065
                                                             --------    --------    --------
  Cash and cash equivalents at end of year.................  $ 34,545    $ 33,065    $ 41,663
                                                             ========    ========    ========
  Interest paid during the year............................  $    183    $    321    $    187
                                                             ========    ========    ========
  Income taxes paid during the year........................  $  5,392    $  4,730    $  4,819
                                                             ========    ========    ========


                             See accompanying notes

                                   OLICOM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

  Description of Business


     Olicom A/S (the "Company") is a world-wide vendor of Asynchronous Transfer Mode, Token Ring and Ethernet products used in local area networks and wide area networks. The Company designs, develops, markets and supports software and hardware products which permit computer users operating different types of equipment to communicate, exchange data and share computing resources.


  Reporting Currency

     Although the Company and its Danish subsidiaries maintain their books and records in Danish kroner, as required by Danish law, the Consolidated Financial Statements have been prepared in U.S. dollars because the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiaries conduct their operations.

     The majority of the Company's sales are billed and collected in U.S. dollars, and the majority of the Company's purchases of raw materials and finished goods inventories are invoiced and paid in U.S. dollars.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Olicom A/S and its majority-owned subsidiaries. The Company's investments in affiliated companies are accounted for by the equity method of accounting.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at the time of purchase.

  Short-term Investments

     Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Short-term investments not classified as held-to-maturity are classified as available-for-sale. Short-term investments available-for-sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale short-term investments are included in interest income. The cost of short-term investments is based on the average cost method. Interest and dividends on short-term investments classified as available-for-sale are included in interest income.

  Inventories

     Inventories are stated as the lower of cost or market with cost determined on the basis of the first in, first out method. Raw materials inventories are sold at the Company's cost to subcontractors who assemble products to the Company's specifications. Finished goods inventories include completed products purchased from subcontractors.

                                   OLICOM A/S

  Leasehold Improvements and Equipment

     Leasehold improvements and equipment are carried at cost. Depreciation is charged on a straight-line basis to costs and expenses over the expected useful lives of the assets. Equipment is depreciated over four years, and leasehold improvements are amortized over the shorter of their estimated lives or non-cancelable term of the lease.

  Goodwill

     Cost in excess of net assets of businesses acquired (goodwill), represents the unamortized excess of the cost of acquiring a business over the fair value of the assets acquired at the date of acquisition. Amortization is computed by the straight-line method over the estimated life of the benefit received, which is five years.

     On an annual basis, an impairment test is performed on the basis of future undiscounted operating cash-flows expected in respect of the assets to which the goodwill relates. Should the amount of these undiscounted operating cash-flows exceed the carrying amount of the related assets, an impairment write-off would be recorded based on discounted expected operating cash-flows.

  Revenue Recognition

     Revenue is recognized when products are shipped. Certain sales have been made allowing a limited right of return; however, the Company has not experienced any significant amounts of such returns.

  Accrued Product Warranty Expense

     The Company provides for the estimated cost of warranty at the time of product shipment.

  Research and Development Costs

     Research and development costs, including costs of developing software products, are expensed as incurred. Application of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," has not had any material effect on the Company's consolidated financial position or results of operations.

  Foreign Currency Translation

     Gains and losses resulting from non-U.S. dollar transactions, and the remeasurement of foreign currency balances and accounts denominated in currencies other than the U.S. dollar, are included in the determination of net income in the period in which they occur, in accordance with the requirements of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".

     Gains and losses resulting from translation of the Company's equity investments into U.S. dollars are included as a separate component of equity.

  Income Taxes

     The Company accounts for income taxes by the liability method, as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

  Net Income per Share

     Net income per share is computed based on the weighted average number of common stock and common stock equivalents outstanding during each year. Common stock equivalents are determined under the

                                   OLICOM A/S
assumption that outstanding warrants and options are exercised. Outstanding warrants and options have been included in earnings per share computations based on the treasury stock method.

  Other Post-retirement and Post-employment Benefits

     The Company does not provide its employees with post-retirement or post-employment benefits.

  Advertising

     Advertising costs are expensed as incurred.

2. ACCOUNTING CHANGES

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company adopted the provisions of the new standard for short-term investments held as of or acquired after January 1, 1994. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of January 1, 1994 of adopting Statement 115 increased net income by $161,000 net of $0 in deferred income taxes, or $0.01 per share. The opening balance of shareholders' equity was reduced by $161,000 net of $0 in deferred income taxes to reflect the net unrealized holding losses on securities classified as available-for-sale previously carried at aggregate lower cost or market value.

3. SHORT-TERM INVESTMENTS

     The following is a summary of available-for-sale securities held as current assets:


                                                           GROSS        GROSS
                                                         UNREALIZED   UNREALIZED   BOOKED
                                                COST       GAINS        LOSSES      VALUE
                                               -------   ----------   ----------   -------
                                                             (IN THOUSANDS)
Private U.S. Mutual Fund.....................  $10,357     $  820       $1,078     $10,099
                                               -------     ------       ------     -------
December 31, 1995............................  $10,357     $  820       $1,078     $10,099
                                               =======     ======       ======     =======
Private U.S. Mutual Fund.....................  $10,357     $1,050       $1,521     $ 9,887
                                               -------     ------       ------     -------
December 31, 1996............................  $10,357     $1,050       $1,521     $ 9,887
                                               =======     ======       ======     =======



     Unrealized holding losses on available-for-sale short-term investments included as a separate component of shareholders' equity totaled $1,078,000, $258,000 and $471,000 on December 31, 1994, 1995 and 1996, respectively.


4. INVESTMENTS IN LASAT COMMUNICATIONS A/S

     In 1994 the Company acquired 35% of the equity in Lasat Communications A/S ("Lasat"), a Danish company whose business is the development and marketing of modems. The investment includes $0.6 million (net book value) representing goodwill which was being amortized on a straight-line basis over five years.

     In 1996 the Company exercised an option to acquire an additional 40% of the equity in Lasat, for $3.5 million (DKK 20.0 million). The acquisition was funded with existing cash.

     The acquisition of additional equity was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of tangible assets acquired was $3.8 million (cash $0.8 million, accounts receivable

                                   OLICOM A/S

$1.4 million, inventory $1.4 million, and fixed assets $0.2 million) and the fair value of liabilities assumed $3.0 million (accounts payable $1.5 million and loan and other liabilities $1.5 million). In addition, $2.3 million of the purchase price was allocated to in-process engineering and development projects that had not reached technological feasibility and had no probable alternative future use. The Company expensed such amount at the date of acquisition. The balance of the purchase price, $0.5 million, was recorded as excess of cost over net assets acquired (goodwill) and is being amortized over five years on a straight-line basis.

     Lasat has been included in the consolidation from January 1, 1996, with preacquisition earnings being charged to minority interest in income of consolidated subsidiary.

5. NOTES PAYABLE TO BANKS

     The Company has unsecured lines of credit with two banks, providing maximum facilities as of December 31, 1995 and 1996 of $11.2 million and $11.0 million, respectively. The unused element thereof as of December 31, 1995 and 1996, amounted to $4.8 million and $11.0 million, respectively.

     Interest rates fluctuate with the market rates of major banks. The weighted average interest rates as of December 31, 1995 and 1996 were 6.5% and 5.8%, respectively.

6. INCOME TAXES


     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1996, are as follows:



                                                               1995      1996
                                                              ------    ------
                                                               (IN THOUSANDS)
Deferred tax liabilities
  Tax over book depreciation................................  $  273    $1,105
  Inventory write down......................................     729       223
  Other.....................................................       0        55
                                                              ------    ------
                                                               1,002     1,383
                                                              ------    ------
Deferred tax assets
  Book over tax depreciation................................     232       318
  Allowance for uncollectible receivables...................     251       410
  Inventory valuations......................................     407       940
Other accruals..............................................     127       660
                                                              ------    ------
                                                               1,017     2,328
                                                              ------    ------
          Net deferred tax liabilities (assets).............  $  (15)   $ (945)
                                                              ======    ======


     For financial reporting purposes, income before income taxes includes the following components:


                                                         1994       1995       1996
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Pretax income:
  Denmark.............................................  $ 9,888    $19,167    $ 9,034
  United States.......................................    5,045       (138)     3,657
                                                        -------    -------    -------
                                                        $14,933    $19,029    $12,691
                                                        =======    =======    =======

                                   OLICOM A/S

     Significant components of the provision for income taxes are as follows:

                                                          1994       1995       1996
                                                         -------    -------    ------
                                                                (IN THOUSANDS)
Current:
  Denmark..............................................  $ 3,840    $ 4,312    $3,468
  United States........................................    2,692        323     2,189
                                                         -------    -------    ------
                                                           6,532      4,635     5,657
                                                         -------    -------    ------
Deferred:
  Denmark..............................................     (765)     1,822      (101)
  United States........................................     (741)      (234)     (829)
                                                         -------    -------    ------
                                                          (1,506)     1,588      (930)
                                                         -------    -------    ------
                                                         $ 5,026    $ 6,223    $4,727
                                                         =======    =======    ======

     The reconciliation of income tax computed at the Danish statutory tax rates to income tax expense is:


                                                1994               1995               1996
                                          ----------------   ----------------   ----------------
                                                              (IN THOUSANDS)
                                                   PERCENT            PERCENT            PERCENT
                                                   -------            -------            -------
Danish tax..............................  $5,077     34%     $6,470     34%     $4,315     34%
Goodwill amortization and purchased
  research and development written
  off...................................      98      1         125      1         247      2
Acquisition-related expenses............       0      0           0      0         336      2
Benefit of foreign tax relief...........    (636)    (3)        (58)    (0)       (117)    (1)
United States taxes net of credits......     213      1          44      0         118      1
Tax on USD currency gains following
  Danish tax rules......................      68      0           0      0           0      0
Other net...............................     206      1        (358)    (2)       (172)    (1)
                                          ------     --      ------     --      ------     --
                                          $5,026     34%     $6,223     33%     $4,727     37%
                                          ======     ==      ======     ==      ======     ==


     Undistributed earnings of the Company's United States subsidiary amounted to $16.2 million in 1996. Those earnings are considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends, the amount thereof would be subject only to withholding tax at a rate of 5% in accordance with the provisions of the Denmark/United States double tax treaty.

7. EMPLOYEE WARRANT AND STOCK OPTION PLANS


     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options and warrants because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options and warrants. Under APB 25, because the exercise price of the Company's employee stock options and warrants equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.


  1992 Warrant Plan

     On May 5, 1992, the Company's shareholders approved a reserve of 1,600,000 common shares in connection with the issuance of warrants for the benefit of employees, officers and directors of the Company

                                   OLICOM A/S
and its subsidiaries. As of December 31, 1992, warrants to purchase 565,000 shares at an exercise price of $5.98 had been issued. During 1993 8,000 warrants were cancelled, and 426,680 warrants were exercised. During 1994 10,000 warrants were exercised, and during 1996 101,300 warrants were exercised.

     The holders of the remaining 19,020 outstanding warrants as of December 31, 1996 may exercise their rights in whole or part, at a price of $5.98 per share, during the period from April 21 to May 5, 1997. In the event that all or any part of the warrants are not exercised by May 5, 1997, then such warrants will expire.

  1994 and 1996 Warrant and Stock Option Plans


     The Company's 1994 and 1996 Share Incentive Plans authorized the grant of options and warrants to directors, executives and key employees for up to 425,000 and 1,000,000 shares, respectively, of the Company's common stock. The majority of options and warrants granted have 5-year terms and vest and become fully exercisable at the end of 5 years of continued employment.


     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options and warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996; risk-free interest rates of 5.5% to 6.0%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.4; 25% of these options and warrants granted are expected to expire without being exercised; and weighted-average expected life of the options and warrants of 3 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and warrants have characteristics significantly different from those of traded options and warrants, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options and warrants.


     For purposes of pro forma disclosures, the estimated fair value of the options and warrants is amortized to expense over the options' and warrants' vesting periods. The Company's pro forma information is as follows:



                                                                 1995         1996
                                                              ----------    ---------
                                                               (IN THOUSANDS, EXCEPT
                                                              FOR EARNINGS PER SHARE)
Net income -- as reported...................................     $12,806       $7,425
Net income -- pro forma.....................................     $12,791       $7,156
Earnings per share -- as reported...........................     $  0.87       $ 0.50
Earnings per share -- pro forma.............................     $  0.87       $ 0.48

                                   OLICOM A/S

     A summary of the Company's stock option and warrant activity, and related information for the years ended December 31 follows:


                                                  1995                         1996
                                       --------------------------   --------------------------
                                                 WEIGHTED-AVERAGE             WEIGHTED-AVERAGE
                                       OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                       -------   ----------------   -------   ----------------
                                             (IN THOUSANDS, EXCEPT FOR PRICE PER SHARE)
Outstanding-beginning of year........   323.5         $ 9.00         291.5         $ 9.00
  Granted............................    30.0           9.00         466.1          11.49
  Exercised..........................   (31.0)          9.00         (23.0)          9.00
  Expired............................   (31.0)          9.00         (68.9)          9.00
                                        -----        -------         -----        -------
Outstanding -- end of year...........   291.5         $ 9.00         665.7         $10.74
                                        =====        =======         =====        =======
Exercisable at end of year...........    47.3         $ 9.00          77.9         $ 9.00
Weighted -- average fair value of
  options granted during the year....                 $ 3.24                       $ 3.63



     Exercise prices for options outstanding as of December 31, 1996, ranged from $9 to $12. The weighted-average remaining contractual life of those options is 4 years.


8. LEASE COMMITMENTS

     As of October 1, 1995 the Company entered into a noncancellable operating lease with a public property investment company for office space, as its international headquarters.

     The lease may be cancelled by either party commencing April 1, 2008 with six months' notice. The lease provides for increases in annual rental payments based upon the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%.

     During June 1995 the Company entered into a noncancellable operating lease starting January 22, 1996, with a property investment partnership for additional office space at its international headquarters.

     The lease may be cancelled by either party commencing January 22, 2006 with 12 months' notice. If the lease is not cancelled by either party at that time, the agreement provides for a new five year noncancellable term under the same rental conditions. The lease provides for an increase in annual rental payments based upon the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%.


     During December 1996 the Company entered into a noncancellable operating lease starting January 1, 1998 with a property investment partnership for an expansion of office space at its international headquarters.


     The lease may be cancelled by either party commencing January 1, 2007 with 12 months' notice. If the lease is not cancelled by either party at that time, the agreement provides for a new five year noncancellable term under the same rental conditions. The lease provides for an increase in annual rental payments based upon the increase in the Danish net price index, with an agreed annual minimum increase of 2.5%.

     Additionally, the Company and its subsidiaries are lessees in other noncancellable lease arrangements for office buildings and warehouses, expiring on different dates.

                                   OLICOM A/S

     The total future minimum rental payments under the foregoing leases at December 31, 1996 are:

                                          HEADQUARTER    OTHER      TOTAL
                                          -----------    ------    -------
                                                   (IN THOUSANDS)
1997....................................    $ 1,422      $  800    $ 2,222
1998....................................      2,042         641      2,683
1999....................................      2,093         614      2,707
2000....................................      2,146         475      2,621
2001....................................      2,199         293      2,492
Remaining...............................     13,743         508     14,251
                                            -------      ------    -------
          Total minimum lease
            payments....................    $23,645      $3,331    $26,976
                                            =======      ======    =======

     Total lease amounts charged to expense are $1,118,000 in 1994, $1,420,000 in 1995 and $2,469,000 in 1996.

9. RELATED PARTY TRANSACTIONS

  A. Contex A/S

     On January 23, 1996 the Company completed the sale of its 35.6% investment in Contex A/S to Nilex ApS, a related party, for a cash consideration of $7.2 million (DKK 41.0 million). The sale resulted in a gain of $2,878,000 net of taxes.

  B. K/S Ulrikkenborg


     K/S Ulrikkenborg was a limited liability partnership, the partners of which were Lars S. Nielsen, Asbjorn Smitt, and three other officers and employees of the Company. Messrs. Nielsen and Smitt collectively controlled 75% of the partnership. The partnership was formed for the purpose of purchasing, and leasing to the Company, real property and improvements thereon, in greater Copenhagen for operation as the Company's international headquarters. In July 1995 the Company purchased the real property and improvements from K/S Ulrikkenborg for an amount of $10.5 million, including leasehold improvements.


     The Company paid $767,000 in 1994, $441,000 in 1995 and $0 in 1996, in rent to the partnership.

  C. Olivetti


     Olivetti Realty N.V. a corporation registered in the Netherlands Antilles, owned 8.7% of the share capital of the Company as of December 31, 1994. In June 1995 Olivetti Realty N.V. sold all of its shares in the Company. As a related party the Company purchased and sold products to affiliates of Olivetti Realty N.V. ("Olivetti group") in the normal course of business as described in paragraph E below.


  D. Management

     In December 1995 the Company sold the residential building, previously rented by Lars S. Nielsen in accordance with the terms of the lease for $570,000.

                                   OLICOM A/S

  E. Transactions

     The Company had no transactions with related parties during 1996. Transactions with related parties in 1994 and 1995 are shown below:

                                           1994       1995
                                          -------    ------
                                           (IN THOUSANDS)
Sales
  Olivetti group........................  $12,115    $5,104
  Contex A/S............................       12         0
  Lasat Communications A/S..............        0        30
                                          -------    ------
                                          $12,127    $5,134
Purchases
  Olivetti group........................  $    72    $    6
  Contex A/S............................       78        75
  Lasat Communications A/S..............        6       644
                                          -------    ------
                                          $   156    $  725
Accounts receivable
  Olivetti group........................  $ 3,642    $    0
  Lasat Communications A/S..............        0        27
  Contex A/S............................        0         0
                                          -------    ------
                                          $ 3,642    $   27
Accounts payable
  Olivetti group........................  $    35    $    0
  Contex A/S............................        0         0
  Lasat Communications A/S..............        4         0
  K/S Ulrikkenborg......................       14         0
                                          -------    ------
                                          $    53    $    0

10. SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS

     The Company currently operates in one principal industry segment: the design and marketing of Asynchronous Transfer Mode, Token Ring and Ethernet products. Export sales to unaffiliated customers were divided as follows:


                                                         1994       1995       1996
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Included in U.S. operations:
  Canada..............................................  $ 4,429    $ 2,147    $ 1,181
  South America.......................................  $     0    $     0    $ 1,710
  Pacific Basin & other...............................  $     0    $     0    $   223
Included in Danish operations:
  United States.......................................  $   560    $     0    $   637
  United Kingdom......................................  $11,641    $20,517    $19,437
  Europe (other than Denmark and the United
     Kingdom).........................................  $34,558    $38,434    $58,323
  Pacific Basin & other...............................  $ 4,550    $ 7,717    $ 8,628


     As disclosed in Note 9E, sales to Olivetti group accounted for more than 10% of sales in 1994. Sales to one other customer exceeded 10% of sales in 1994, amounting to $13.4 million. Sales to one other customer exceeded 10% of sales in 1995, amounting to $13.9 million. In 1996, no single customer accounted for more than 10% of sales.

                                   OLICOM A/S

     Information about the Company's operations by geographic areas is as follows:


                                            DANISH         US
                                          OPERATIONS   OPERATIONS   ELIMINATIONS   CONSOLIDATED
                                          ----------   ----------   ------------   ------------
                                                             (IN THOUSANDS)
1996
  Net sales:
     Customers..........................   $106,507     $61,721       $      0       $168,228
     Intercompany.......................     34,136           0        (34,136)             0
                                           --------     -------       --------       --------
          Total.........................   $140,643     $61,721       $(34,136)      $168,228
                                           ========     =======       ========       ========
Operating income........................   $  4,918     $ 3,657       $   (968)      $  7,607
                                           ========     =======       ========       ========
Identifiable assets.....................   $102,938     $29,840       $ (4,854)      $127,924
                                           ========     =======       ========       ========
1995
  Net sales:
     Customers..........................   $ 75,307     $52,162       $      0       $127,469
     Intercompany.......................     41,382           0        (41,382)             0
                                           --------     -------       --------       --------
          Total.........................   $116,689     $52,162       $(41,382)      $127,469
                                           ========     =======       ========       ========
Operating income........................   $ 17,896     $  (138)      $ (1,995)      $ 15,763
                                           ========     =======       ========       ========
Identifiable assets.....................   $110,904     $29,722       $(13,299)      $127,327
                                           ========     =======       ========       ========
1994
  Net sales:
     Customers..........................   $ 56,502     $57,102       $      0       $113,604
     Intercompany.......................     36,182           0        (36,182)             0
                                           --------     -------       --------       --------
          Total.........................   $ 92,684     $57,102       $(36,182)      $113,604
                                           ========     =======       ========       ========
Operating income........................   $ 11,215     $ 5,995       $   (558)      $ 16,652
                                           ========     =======       ========       ========
Identifiable assets.....................   $ 90,760     $21,708       $ (3,551)      $108,917
                                           ========     =======       ========       ========


     Intercompany sales between geographic areas are accounted for at cost plus amounts to cover handling and other similar expenses.

11. FINANCIAL INSTRUMENTS

  A. Fair value of financial instruments

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          Cash and cash equivalents and notes payable to banks: The carrying amount reported in the balance sheet for cash and cash equivalents and notes payable to banks approximates its fair value.

          Short-term investments: The fair values for short-term investments are based on quoted market prices.

          Foreign currency exchange contracts: The fair value of the Company's foreign currency exchange contracts are based on quoted market prices.

          Foreign currency options: The fair value of the Company's foreign currency options are based on quoted market prices.

                                   OLICOM A/S

     The carrying amounts and fair values of the Company's financial instruments at December 31, 1996 are as follows:

                                                     1995                   1996
                                              -------------------    -------------------
                                              CARRYING     FAIR      CARRYING     FAIR
                                               AMOUNT      VALUE      AMOUNT      VALUE
                                              --------    -------    --------    -------
                                                            (IN THOUSANDS)
Cash and cash equivalents...................  $33,065     $33,065    $41,663     $41,663
Short-term investments......................   10,099      10,099      9,887       9,887
Notes payable to banks......................    6,430       6,430          0           0
Foreign currency exchange contract..........       92          92          0        (259)
Foreign currency options....................       47          47          0           0

  B. Off-balance sheet risk

     The Company enters into forward currency exchange contracts and options to hedge foreign currency transactions on a continuing basis for periods consistent with its foreign currency exposures. The objective of this practice is to reduce the impact of foreign exchange movements on the Company's operating results. The Company's hedging activities do not create exchange rate risk because gains and losses on these contracts generally offset losses and gains on the assets, liabilities and transactions being hedged.

     At December 31, 1995 and 1996 the stated or notional amounts of the Company's outstanding off-balance sheet financial instruments were as follows:

                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Forward currency exchange contracts.........................  $16,260    $12,000
Foreign currency purchased options..........................   12,000          0
Foreign currency sold options...............................    6,000          0

  C. Concentrations of credit risk

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable.


     Cash is maintained with major banks in Denmark and the United States. Foreign currency exchange contracts and options are entered into with a major bank in Denmark. Short-term investments are shares in a U.S. mutual fund. The fund's investment policy is to invest a major part of its assets in U.S. Government bonds and other securities rated AAA by Standard & Poor's. The expected average maturity is approximately three to five years.


     The Company markets its products principally to distributors, value added resellers and original equipment manufacturer customers in the computer industry.

     Concentrations of credit risk with respect to accounts receivable of customers located outside Denmark are limited under the terms of an agreement entered into with the company "EKR CreditInsurance A/S". This agreement guarantees up to 90% of the amount of the related receivables. The amounts so covered at December 31, 1995 and 1996 were $19,692,000 and $19,645,000, respectively.

12. LITIGATION

     From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of December 31, 1996, the Company is not a party to any legal proceedings,

                                   OLICOM A/S
the adverse outcome of which, in management's opinion, would have a material adverse effect on the Company's results of operations or financial position.


     During fiscal year 1994 three lawsuits were filed against the Company in the United States District Court for the Northern District of Texas, and were subsequently consolidated into one action. The Company's Consolidated Financial Statements at December 31, 1994, include a charge of $4,200,000, net of insurance coverage, in connection with the settlement of the consolidated action. This represents the Company's anticipated total liability with regard to the settlement and was paid into an escrow account in 1995. The settlement was approved by the court, and on August 30, 1996, the court entered a final judgment of dismissal with prejudice with respect to the consolidated action.


13. SPECIAL CHARGE REGARDING MANAGEMENT CHANGE

     In the first quarter of 1996, the Company recorded certain special charges of $1.4 million, consisting primarily of severance pay and other costs incurred relating to the Company's management reorganization of its U.S. operations and other senior management changes.

14. SUBSEQUENT EVENT


     On March 20, 1997, the Company entered into an Agreement and Plan of Reorganization under which the Company would exchange each outstanding share of common stock in CrossComm Corporation for $5.00 in cash, .2667 shares of common stock in the Company and three-year warrants evidencing the right to acquire
 .1075 shares of common stock in the Company at an exercise price of $19.74 per whole share of common stock. Pursuant to the agreement, the Company expects to issue approximately 2,700,000 shares of its common stock, warrants to purchase approximately 1,100,000 additional shares of common stock, and in addition, to issue options for approximately 575,000 shares of its common stock. The number of shares of common stock in the Company may be adjusted upward and downward under certain circumstances, based on the high and low sales prices for common stock in Olicom during a period prior to closing. The acquisition, if consummated, will be accounted for using purchase accounting, and the Company anticipates recognizing a significant non-recurring expense during the second quarter of 1997 in order to write off in-process research and development and certain other acquisition- and integration-related expenses. The acquisition is subject to approval by the shareholders of both the Company and CrossComm, as well as other conditions, and if such approvals are obtained and the other conditions are satisfied, the transaction is expected to become effective in June 1997. CrossComm is a publicly-held corporation that develops and markets ATM and multi-protocol router technology for mission-critical SNA/Token Ring environments. The Company anticipates that the cash portion of the consideration (net of acquired liquid assets) will be funded from available working capital.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
CrossComm Corporation


     We have audited the accompanying consolidated balance sheets of CrossComm Corporation as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CrossComm Corporation at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                            ERNST & YOUNG LLP

Boston, Massachusetts
January 28, 1997, except for Note 12,
  as to which the date is March 20, 1997.

                             CROSSCOMM CORPORATION


                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1995           1996
                                                              -----------    -----------
Current assets:
  Cash and cash equivalents.................................  $ 2,244,382    $ 6,461,027
  Available-for-sale securities.............................   44,528,825     37,279,483
  Accounts receivable -- trade, net of allowances of
     $803,000 at December 31, 1995 and $997,000 at December
     31, 1996...............................................    7,141,395      8,276,496
  Inventories, net..........................................    6,394,525      5,473,065
  Prepaid expenses and other current assets.................    1,253,527      1,701,755
                                                              -----------    -----------
          Total current assets..............................   61,562,654     59,191,826
Equipment and leasehold improvements, net of accumulated
  depreciation of $12,295,413 at December 31, 1995 and
  $14,448,916 at December 31, 1996..........................    7,079,290      5,463,578
Other assets, net...........................................    2,703,974      2,203,520
                                                              -----------    -----------
          Total assets......................................  $71,345,918    $66,858,924
                                                              ===========    ===========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 4,727,819    $ 3,536,566
  Accrued payroll and commissions...........................      686,932        843,412
  Accrued liabilities.......................................    3,795,658      3,615,317
  Warranty reserves.........................................    1,380,000      1,162,334
  Deferred revenue..........................................    3,348,157      3,338,954
                                                              -----------    -----------
          Total current liabilities.........................   13,938,566     12,496,583
Commitments and contingent liabilities (Note 8) Minority
  interest in consolidated subsidiary.......................       44,485             --
Stockholders' equity:
  Preferred stock, $.01 par value, 4,000,000 shares
     authorized, none issued or outstanding at December 31,
     1995 or December 31, 1996..............................           --             --
  Common stock, $.01 par value, 20,000,000 shares
     authorized, 9,147,557 shares issued and outstanding at
     December 31, 1995 and 9,236,132 shares issued and
     outstanding at December 31, 1996.......................       91,476         92,361
  Paid-in capital in excess of par value....................   71,949,833     72,533,642
  Retained earnings (accumulated deficit)...................  (16,169,429)   (21,449,166)
  Unrealized gain (loss) on available-for-sale securities...    1,490,987      3,185,504
                                                              -----------    -----------
          Total stockholders' equity........................   57,362,867     54,362,341
                                                              -----------    -----------
          Total liabilities and stockholders' equity........  $71,345,918    $66,858,924
                                                              ===========    ===========


                            See accompanying notes.

                             CROSSCOMM CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                               YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------
                                                          1994            1995          1996
                                                      ------------    ------------   -----------
Revenues:
  Product...........................................  $ 44,264,746    $ 34,704,046   $34,082,608
  Service...........................................     6,054,002       9,554,380    10,791,311
                                                      ------------    ------------   -----------
Total revenues......................................    50,318,748      44,258,426    44,873,919
Cost of revenues:
  Cost of goods sold................................    23,130,911      17,954,065    18,317,385
  Cost of services..................................     3,973,351       7,480,637     5,780,425
                                                      ------------    ------------   -----------
          Total cost of revenues....................    27,104,262      25,434,702    24,097,810
                                                      ------------    ------------   -----------
Gross profit........................................    23,214,486      18,823,724    20,776,109
Operating expenses:
  Selling, general & administrative.................    23,155,431      23,188,994    19,401,907
  Research and development..........................    12,285,426      13,358,542     9,829,719
  Restructuring and other charges...................     1,962,705       1,074,075       777,258
                                                      ------------    ------------   -----------
          Total operating expenses..................    37,403,562      37,621,611    30,008,884
                                                      ------------    ------------   -----------
Income (loss) from operations.......................   (14,189,076)    (18,797,887)   (9,232,775)
Interest income, net................................     1,987,288       2,348,901     2,043,521
Gain on sale of investments.........................            --       2,803,193     2,086,743
Other income (expense)..............................        43,020        (157,318)     (177,226)
                                                      ------------    ------------   -----------
Income (loss) before provision for income taxes.....   (12,158,768)    (13,803,111)   (5,279,737)
Provision for income taxes..........................        47,934              --            --
                                                      ------------    ------------   -----------
          Net income (loss).........................  $(12,206,702)   $(13,803,111)  $(5,279,737)
                                                      ============    ============   ===========
Earnings (loss) per share...........................  $      (1.37)   $      (1.52)  $     (0.58)
                                                      ============    ============   ===========
Shares used in computing earnings (loss) per
  share.............................................     8,902,000       9,058,700     9,178,500
                                                      ============    ============   ===========


                            See accompanying notes.

                             CROSSCOMM CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                               UNREALIZED
                                                                   PAID-IN       RETAINED      GAIN (LOSS)
                                              COMMON STOCK       CAPITAL IN      EARNINGS     ON AVAILABLE-       TOTAL
                                          --------------------    EXCESS OF    (ACCUMULATED     FOR-SALE      STOCKHOLDERS'
                                            SHARES     AMOUNT     PAR VALUE      DEFICIT)      SECURITIES        EQUITY
                                          ----------   -------   -----------   ------------   -------------   -------------
Balance, January 1, 1994................   8,835,099   $88,351   $69,869,201   $  9,840,384    $        --    $ 79,797,936
Adjustment to beginning balance for
  change in method of accounting for
  investment securities.................          --        --            --             --         24,000          24,000
Adjustment to unrealized gain (loss) on
  available-for-sale securities.........          --        --            --             --     (1,195,000)     (1,195,000)
Issuance of common stock under stock
  option and stock purchase plans.......     146,365     1,464       636,660             --             --         638,124
Net income (loss).......................          --        --            --    (12,206,702)            --     (12,206,702)
                                          ----------   -------   -----------   ------------    -----------    ------------
Balance, December 31, 1994..............   8,981,464    89,815    70,505,861     (2,366,318)    (1,171,000)     67,058,358
                                          ----------   -------   -----------   ------------    -----------    ------------
Issuance of common stock under stock
  option and stock purchase plans.......     166,093     1,661     1,443,972             --             --       1,445,633
Adjustment to unrealized gain (loss) on
  available-for-sale securities.........          --        --            --             --      2,661,987       2,661,987
Net income (loss).......................          --        --            --    (13,803,111)            --     (13,803,111)
                                          ----------   -------   -----------   ------------    -----------    ------------
Balance, December 31, 1995..............   9,147,557    91,476    71,949,833    (16,169,429)     1,490,987      57,362,867
                                          ----------   -------   -----------   ------------    -----------    ------------
Issuance of common stock under stock
  option and stock purchase plans.......      88,575       885       583,809             --             --         584,694
Adjustment to unrealized gain (loss) on
  available-for-sale securities.........          --        --            --             --      1,694,517       1,694,517
Net income (loss).......................          --        --            --     (5,279,737)            --      (5,279,737)
                                          ----------   -------   -----------   ------------    -----------    ------------
Balance, December 31, 1996..............   9,236,132   $92,361   $72,533,642   $(21,449,166)   $ 3,185,504    $ 54,362,341
                                          ==========   =======   ===========   ============    ===========    ============

                            See accompanying notes.

                             CROSSCOMM CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------
                                                           1994            1995          1996
                                                       ------------    ------------   -----------
OPERATING ACTIVITIES
Net income (loss)....................................  $(12,206,702)   $(13,803,111)  $(5,279,737)
Adjustments to reconcile net income (loss) to net
  cash provided (used) by operating activities:
  Depreciation expense...............................     4,335,318       5,406,007     2,239,391
  Amortization expense...............................       950,176       1,128,165       849,820
  Non-recurring charges and other write-offs.........     2,136,044         367,600            --
  Provision for accounts receivable allowances.......       376,754         838,186       370,203
  Provision for inventory reserves...................     3,568,426       2,244,345      (366,617)
  Deferred income taxes..............................        19,000              --            --
  Gain on sale of investments........................            --      (2,803,193)   (2,086,743)
  Other..............................................       341,420         274,846       274,805
     Changes in operating assets and liabilities:
     Accounts receivable.............................       840,085       2,343,928    (1,227,349)
     Inventories.....................................    (2,639,692)     (4,527,621)    1,202,189
     Prepaid expenses and other current assets.......       283,835          93,872      (448,228)
     Accounts payable................................       961,187        (872,769)   (1,191,253)
     Accrued liabilities, payroll and commissions....     2,038,560       1,499,289      (241,527)
     Deferred revenue................................       541,070       1,118,689        (9,203)
                                                       ------------    ------------   -----------
          Total adjustments..........................    13,752,183       7,111,344      (634,512)
                                                       ------------    ------------   -----------
          Net cash provided (used) by operating
            activities...............................     1,545,481      (6,691,767)   (5,914,249)
INVESTING ACTIVITIES
Purchases of available-for-sale securities...........   (30,566,542)    (74,579,071)  (46,495,324)
Sales and maturities of available-for-sale
  securities.........................................    37,901,567      78,679,886    57,526,027
Acquisition of fixed assets..........................    (6,259,246)     (4,199,726)     (537,791)
Additions to other assets............................    (2,456,617)     (1,137,231)     (946,712)
                                                       ------------    ------------   -----------
          Net cash provided (used) by investing
            activities...............................    (1,380,838)     (1,236,142)    9,546,200
FINANCING ACTIVITIES
Payments of capital lease obligations................       (16,327)         (4,010)           --
Proceeds from employee stock plans...................       638,124       1,445,633       584,694
                                                       ------------    ------------   -----------
Net cash provided (used) by financing activities.....       621,797       1,441,623       584,694
                                                       ------------    ------------   -----------
Net increase (decrease) in cash and cash
  equivalents........................................       786,440      (6,486,286)    4,216,645
Cash and cash equivalents at beginning of period.....     7,944,228       8,730,668     2,244,382
                                                       ------------    ------------   -----------
Cash and cash equivalents at end of period...........  $  8,730,668    $  2,244,382   $ 6,461,027
                                                       ============    ============   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Non-monetary transactions:
  Intangible asset and minority interest acquisitions
     effected through trade receivable and notes
     receivable offsets..............................  $  1,305,077              --            --
                                                       ============    ============   ===========
  Equity securities received as consideration for
     investment sold.................................            --    $  2,431,220            --
                                                       ============    ============   ===========


                            See accompanying notes.

                             CROSSCOMM CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business

     CrossComm Corporation (the Company) develops, manufactures, markets and supports advanced networking products. The Company markets its products and services principally in North America and Western Europe through a direct sales organization, as well through indirect channels consisting of value added resellers (VARs), systems integrators and international distributors.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Minority interest at December 31, 1995 represented a minority stockholder's proportionate share of the equity of a foreign consolidated subsidiary. In 1996, the Company purchased the minority stockholder's shares in the subsidiary.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


     The Company's inventories, capitalized technologies, and demonstration and service equipment consist primarily of items which are susceptible to technological obsolescence; a fact which has been considered in determining asset valuation reserves as of December 31, 1995 and 1996. However, in the event of certain circumstances, such as the emergence of otherwise unforeseen new technologies and significant changes in anticipated market requirements and conditions, additional reserves related to assets held as of December 31, 1996 could be required in the future.


  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on hand, demand deposit accounts, commercial paper, money market funds and U.S. Government obligations having maturities of three months or less when purchased. These investments are highly liquid and are considered cash equivalents. Cash and cash equivalents are stated at cost which approximates market. Government agency obligations and commercial paper are classified as cash equivalents and are "A" rated or better investment grade securities, with no significant concentrations in any one issue.

  Available-for-Sale Securities


     Available-for-sale securities generally consist principally of U.S. Government obligations maturing within one to three years. The Company considers these investments, which represent funds available for current operations, an integral component of its cash management activities. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation on an ongoing basis. Available-for-sale securities at December 31, 1996 also include certain restricted equity securities of FORE Systems, Inc. (FORE), received upon FORE's acquisition of an entity in which the Company held a minority equity interest (see Note 11). These securities, although not salable until mid-1997, are considered available-for-sale pursuant to Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and are accounted for as such.

                             CROSSCOMM CORPORATION

     Available-for-sale securities are carried at fair value, inclusive of accrued interest receivable, with unrealized gains and losses reported in a separate component of stockholders' equity. Debt securities in this category are adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization or accretion is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on available-for-sale securities are included in investment income.

  Inventories

     Inventories are valued at the lower of cost (first-in, first-out) or market.

  Equipment and Leasehold Improvements


     Equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method based upon the shorter of the estimated useful lives or remaining lease terms, generally 3 to 5 years. Depreciation expense for 1994, 1995 and 1996 includes approximately $613,000, $763,000 and $352,000, respectively, resulting from changes in estimates of the depreciable lives of certain equipment. Depreciation expense for 1994, 1995 and 1996 also includes approximately $750,000, $1,224,000 and $100,000, respectively, related to the obsolescence of certain demonstration and service equipment.


  Software Development Costs and Other Intangibles


     The Company capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The Company amortizes these costs over the shorter of three years or the product's estimated useful life. At December 31, 1995 and 1996, capitalized software development costs, net of accumulated amortization, aggregated approximately $214,000 and $82,000, respectively. Amortization expense related to capitalized software costs approximated $172,000, $198,000 and $232,000 for the years ended December 31, 1994, 1995 and 1996, respectively.



     Other intangibles included in other assets total approximately $2,825,000 at December 31, 1995 and 1996. These consist primarily of software technology license fees which are being amortized on a straight-line basis over the shorter of three years or the product's estimated useful life beginning in the year that the related technology is used in Company products. Accumulated amortization related to other intangibles approximated $1,290,000 and $1,908,000 at December 31, 1995 and 1996, respectively. During 1994 and 1995 software technology license fees with unamortized costs aggregating approximately $600,000 and $710,000, respectively, were written-off, as it was determined that the related technology would not be used in the Company's products given changes in the Company's product line direction in 1995 and 1996. There were no license fees written off in 1996.


  Accounting Changes

     In the first quarter of 1996, the Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The effect of adoption did not have a material impact on the Company's financial position or results of operations.

                             CROSSCOMM CORPORATION

  Stock-Based Compensation

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). This statement establishes financial accounting and reporting standards for stock based employee compensation plans, including incentive or non-qualified stock options for the purchase of common stock provided for under the Company's Option Plans and shares purchased under the Employee Stock Purchase Plan. As allowed under SFAS 123, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock-based employee benefit plans, as opposed to the alternative fair value accounting provided for under SFAS 123. Because the exercise price of the Company's employee stock options granted to date equals the market price of the underlying stock on the date of grant, no compensation expense is recognized under APB25.

  Revenue Recognition

     The Company generally recognizes product revenue upon shipment. Revenues for products under evaluation are recognized upon customer acceptance. Revenue from sale-type leases are generally recognized upon shipment. Service revenues are recognized ratably over the contractual periods. The Company provides for the estimated cost of warranty at the time of product shipment.

  Advertising Costs


     Costs associated with advertising the Company's products and services are expensed as incurred. Advertising expense for the years ended December 31, 1994, 1995, and 1996 approximated $1,021,000, $1,551,000, and $317,000, respectively.


  Foreign Currency Translation


     Gains and losses resulting from foreign currency transactions are included in income as they occur. Foreign currency translation gains and losses are also included in income. Foreign currency gains and losses were not material for the years ended December 31, 1994, 1995, and 1996.


  Earnings (Loss) Per Share

     Earnings (loss) per share data are computed using the weighted average number of shares of common stock outstanding.

  Reclassifications


     Certain information in the 1994 and 1995 consolidated financial statements has been reclassified to conform with the 1996 presentation.


2. AVAILABLE-FOR-SALE SECURITIES


     Available-for-sale securities consist of the following:


                                                     DECEMBER 31, 1995
                                   ------------------------------------------------------
                                                    GROSS         GROSS
                                                  UNREALIZED    UNREALIZED       FAIR
                                      COST          GAINS         LOSSES         VALUE
                                   -----------    ----------    ----------    -----------
U.S. Government obligations......  $42,718,446    $  116,445     $(63,518)    $42,771,373
Equity securities................      319,392     1,438,060           --       1,757,452
                                   -----------    ----------     --------     -----------
                                   $43,037,838    $1,554,505     $(63,518)    $44,528,825
                                   ===========    ==========     ========     ===========

                             CROSSCOMM CORPORATION

                                                     DECEMBER 31, 1996
                                   ------------------------------------------------------
                                                    GROSS         GROSS
                                                  UNREALIZED    UNREALIZED       FAIR
                                      COST          GAINS         LOSSES         VALUE
                                   -----------    ----------    ----------    -----------
U.S. Government obligations......  $33,453,279    $   34,217     $(96,929)    $33,390,567
Equity securities................      640,700     3,248,216           --       3,888,916
                                   -----------    ----------     --------     -----------
                                   $34,093,979    $3,282,433     $(96,929)    $37,279,483
                                   ===========    ==========     ========     ===========


     The fair value of available-for-sale securities is determined using the published closing prices of these securities. Realized gains on sales of available-for-sale securities during the years ended December 31, 1995 and 1996 approximated $740,000 ($725,000 of which related to a single transaction) and $2,093,000 ($2,062,000 of which related to a single transaction), respectively (see Note 11). Realized losses on sales of available-for-sale securities during the year ended December 31, 1995 and 1996 approximated $37,000 and $6,000, respectively.



     The equity securities held at December 31, 1995 and 1996 represent restricted common stock of FORE Systems, Inc. (FORE), acquired upon FORE's acquisition of an entity in which the Company held a minority equity interest (see Note 11). The cost of these securities represents the market value of FORE common stock on the date received, as reduced to reflect certain restrictions related to the timing of the disposition of the shares received.


     Subsequent to December 31, 1996 the market value of these equity securities declined in value such that the effect on available-for-sale securities and shareholders equity would be a reduction of approximately $592,000 at January 28, 1997. This decline is not considered to be anything other than temporary at this time.

     The amortized cost and fair value of available-for-sale securities as of December 31, 1996, by contractual maturity, are as follows:

                                                                              FAIR
                                                               COST           VALUE
                                                            -----------    -----------
U.S. Government obligations:
  Due in one year or less.................................  $17,248,055    $17,257,545
  Due after one year through two years....................   16,205,224     16,133,022
                                                            -----------    -----------
                                                             33,453,279     33,390,567
Equity securities.........................................      640,700      3,888,916
                                                            -----------    -----------
                                                            $34,093,979    $37,279,483
                                                            ===========    ===========

3. INVENTORIES


     Inventories, net of reserves of approximately $4,036,000 and $2,240,000 at December 31, 1995 and 1996, respectively, were composed of the following:


                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1995          1996
                                                              ----------    ----------
Raw materials...............................................  $2,250,349    $1,253,906
Work in process.............................................   1,826,143     1,628,055
Finished goods..............................................   2,318,033     2,591,104
                                                              ----------    ----------
                                                              $6,394,525    $5,473,065
                                                              ==========    ==========

                             CROSSCOMM CORPORATION

     During 1995 and 1996, the Company recorded inventory provisions of $2,244,345 and $366,617, respectively, primarily for end of life excess supply issues related to planned product discontinuance or product valuation issues caused by changes in the Company's product line direction.


4. LINES OF CREDIT

     The Company has a demand line of credit available for international guarantees in the amount of $320,000 at December 31, 1996. The grant of credit and its continued availability is at the sole discretion of the bank. At December 31, 1996, the credit facility was fully utilized. This borrowing has been secured by cash collateral.

5. STOCKHOLDERS' EQUITY

  Undesignated Preferred Stock

     The Company has 4,000,000 authorized shares of undesignated preferred stock, $.01 par value. The Board of Directors has the authority to issue shares of such preferred stock and to determine the relative rights, preferences and limitations thereon.

  Stock Options


     Options to purchase shares of the Company's common stock have been granted to executives and key employees under the Company's Incentive Stock Option Plans and to directors of the Company under the Directors' Option Plan (collectively, the "Option Plans"). The terms and provisions of the employee plans are similar, in all material respects, while the Directors' Option Plan provides annual option grants. Options are granted for terms of up to 10 years and are exercisable over varying periods, generally commencing in the quarter of or quarter after date of grant and continuing in quarterly installments over three to five year periods. The option price per share under the Option Plans is not less than the fair market value of the shares on the date of grant. At December 31, 1995 and 1996, 1,755,137 shares and 2,429,434 shares, respectively, were reserved for future issuance under the Option Plans.

                             CROSSCOMM CORPORATION

     Stock option activity for the three year period ended December 31, 1996 is as follows:

                                                          NUMBER OF     WEIGHTED AVERAGE
                                                           OPTIONS       EXERCISE PRICE
                                                          ----------    ----------------
Outstanding, January 1, 1994............................   1,046,933         $18.21
  Granted...............................................   1,609,819         $11.88
  Exercised.............................................     (83,934)        $ 2.54
  Canceled..............................................  (1,091,418)        $19.52
                                                          ----------
Outstanding, December 31, 1994..........................   1,481,400         $11.17
  Granted...............................................     858,750         $ 2.16
  Exercised.............................................    (112,680)        $ 8.28
  Canceled..............................................    (536,720)        $11.69
                                                          ----------
Outstanding, December 31, 1995..........................   1,690,750         $11.70
  Granted...............................................   2,697,125         $ 7.02
  Exercised.............................................     (28,203)        $ 6.79
  Canceled..............................................  (2,553,356)        $10.64
                                                          ----------
Outstanding, December 31, 1996..........................   1,806,316         $ 6.29
                                                          ==========
Exercisable at December 31, 1996........................     722,831         $ 7.68
                                                          ==========
Exercisable at December 31, 1995........................     563,522         $11.19
                                                          ==========
Available for grant at December 31, 1996................     623,117
                                                          ==========

     In 1994, 729,068 options outstanding under the Company's 1992 Incentive Stock Option Plan, ranging in option price from $12.75 to $31.25 per share, were repriced to $12.50 per share by canceling the existing options and granting new options at $12.50 per share. All other terms of these options, including the vesting period and the number of shares associated with each option remained the same.

     For the year ended December 31, 1996, 1,063,625 options outstanding under the Company's 1992 and 1994 Incentive Stock Option Plans, ranging in option price from $5.88 to $12.94 per share, were repriced to $5.00 per share by canceling the existing options and granting new options at $5.00 per share. All other terms of these options, including the vesting period and the number of shares associated with each option, remained the same.

     The following table summarizes the status of the Company's stock options, outstanding and exercisable at December 31, 1996:

                                          STOCK OPTIONS
                                           OUTSTANDING                    STOCK OPTIONS
                               ------------------------------------        EXERCISABLE
                                             WEIGHTED                  -------------------
                                              AVERAGE      WEIGHTED               WEIGHTED
                                             REMAINING     AVERAGE                AVERAGE
          RANGE OF                          CONTRACTUAL    EXERCISE               EXERCISE
       EXERCISE PRICES          SHARES         LIFE         PRICE      SHARES      PRICE
-----------------------------  ---------    -----------    --------    -------    --------
$ 1.00 - $ 4.50..............     11,450    3.14 Years      $ 1.16      11,450     $ 1.16
$ 5.00 - $ 6.00..............  1,528,064    8.73 Years      $ 5.04     506,662     $ 5.08
$ 8.50 - $12.50..............    156,115    8.04 Years      $10.96     110,240     $11.21
$12.94 - $13.88..............     83,187    8.07 Years      $13.38      66,979     $13.37
$28.50 - $31.50..............     27,500    6.42 Years      $30.14      27,500     $30.14
                               ---------                               -------
                               1,806,316                               722,831
                               =========                               =======

                             CROSSCOMM CORPORATION

  Employee Stock Purchase Plan

     Under the Company's Employee Stock Purchase Plan, substantially all employees may purchase shares of the Company's common stock, during pre-defined offering periods, at a price per share equal to 85% of the lesser of the common stock price at the beginning or end of such periods. During 1994, 62,431 shares were issued under this Plan, 29,820 at $8.08 per share and 32,611 at $7.86 per share. During 1995, 53,413 shares were issued under this Plan, 26,920 at $9.62 per share and 26,493 at $9.67 per share. During 1996, 60,372 shares were issued under this Plan, 25,301 at $8.71 per share and 35,071 at $4.46 per share. At December 31, 1996, the Company has reserved an additional 163,135 shares for issuance under this Plan.

  Accounting for Stock Based Employee Benefits

     Pro forma information regarding net income and earnings per share, as if the Company had accounted for stock options and stock purchase shares under the fair value method of SFAS 123, is presented below. The fair value of stock options and stock purchase shares was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions as of the date of grant: a risk free interest rate of 6.23% for 1995 and 6.12% for 1996; no dividend yields; volatility factors of the expected market price of the Company's common stock of .66; and a weighted-average expected life of the option of 3.74 years for 1995 and 3.17 years for 1996.


     For purpose of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over the option vesting period. The Company's pro forma information, assuming a weighted average net value per share of options granted during the year of $6.40 in 1995 and $3.10 in 1996, follows:


                                                                1995           1996
                                                            ------------    -----------
Pro forma net income (loss)...............................  $(15,164,129)   $(8,125,835)
Pro forma earnings (loss) per share.......................  $      (1.67)   $     (0.89)

6. INCOME TAXES


     At December 31, 1996, the Company has net operating loss and tax credit carryforwards of approximately $20,965,000 and $694,000, respectively, for federal income tax purposes that expire in 2009 through 2011. The net operating loss carryforward does not reflect the tax benefit available from the 1995 and 1996 exercise of incentive stock options and subsequent sale of the related common stock and the exercise of non-qualified stock options. For financial reporting purposes, a valuation allowance has been recognized to offset all net deferred tax assets, including those related to the net operating loss and tax credit carryforwards.


     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                             CROSSCOMM CORPORATION

     Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                1995
                                              -----------------------------------------
                                                 TOTAL         CURRENT     NON-CURRENT
                                              ------------   -----------   ------------
Deferred tax liabilities:
  Contract revenue..........................  $   (190,000)  $   (57,000)  $   (133,000)
  Unrealized gain on securities.............      (507,000)     (507,000)            --
  Unremitted foreign earnings...............      (349,000)           --       (349,000)
  Equity securities.........................      (251,000)      (84,000)      (167,000)
  Capitalized software......................       (81,000)           --        (81,000)
  Prepaid expenses and other................       (50,000)      (50,000)            --
                                              ------------   -----------   ------------
          Total deferred tax liabilities....    (1,428,000)     (698,000)      (730,000)
                                              ------------   -----------   ------------
Deferred tax assets:
  Asset valuation allowances................     3,202,000     3,202,000             --
  Intangible asset amortization.............       658,000        49,000        609,000
  Accrued warranty costs....................       524,000       524,000             --
  Depreciation expense......................       500,000            --        500,000
  Tax credit carryforwards..................       867,000            --        867,000
  Net operating loss carryforwards..........     6,057,000            --      6,057,000
  Other.....................................       306,000       306,000             --
                                              ------------   -----------   ------------
          Total deferred tax assets.........    12,114,000     4,081,000      8,033,000
          Valuation allowance for deferred
            tax assets......................   (10,686,000)   (3,383,000)    (7,303,000)
                                              ------------   -----------   ------------
          Net deferred tax assets...........     1,428,000       698,000        730,000
                                              ------------   -----------   ------------
Net deferred tax asset (liability)..........  $         --   $        --   $         --
                                              ============   ===========   ============


                                                                1996
                                              -----------------------------------------
                                                 TOTAL         CURRENT     NON-CURRENT
                                              ------------   -----------   ------------
Deferred tax liabilities:
  Unrealized gain on securities.............  $ (1,104,000)  $(1,104,000)  $         --
  Unremitted foreign earnings...............      (349,000)           --       (349,000)
  Equity securities.........................      (167,000)     (167,000)            --
  Capitalized software......................       (31,000)           --        (31,000)
  Prepaid expenses and other................       (56,000)      (56,000)            --
                                              ------------   -----------   ------------
          Total deferred tax liabilities....    (1,707,000)   (1,327,000)      (380,000)
                                              ------------   -----------   ------------
Deferred tax assets:
  Asset valuation allowances................     2,758,000     2,758,000             --
  Intangible asset amortization.............       728,000        57,000        671,000
  Accrued warranty costs....................       442,000       442,000             --
  Depreciation expense......................       551,000            --        551,000
  Tax credit carryforwards..................     1,109,000            --      1,109,000
  Net operating loss carryforwards..........     8,063,000            --      8,063,000
  Other.....................................       235,000       235,000             --
                                              ------------   -----------   ------------
          Total deferred tax assets.........    13,886,000     3,492,000     10,394,000
                                              ------------   -----------   ------------
          Valuation allowance for deferred
            tax assets......................   (12,179,000)   (2,165,000)   (10,014,000)
                                              ------------   -----------   ------------
          Net deferred tax assets...........     1,707,000     1,327,000        380,000
                                              ------------   -----------   ------------
Net deferred tax asset (liability)..........  $         --   $        --   $         --
                                              ============   ===========   ============

                             CROSSCOMM CORPORATION

     The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is as follows:


                                        1994                    1995                    1996
                                ---------------------   ---------------------   ---------------------
                                  AMOUNT      PERCENT     AMOUNT      PERCENT     AMOUNT      PERCENT
                                -----------   -------   -----------   -------   -----------   -------
Tax at U.S. statutory rates...  $(4,133,981)    (34%)   $(4,693,058)    (34%)   $(1,795,110)    (34%)
Tax exempt interest...........     (131,160)     (1)        (25,789)     --              --      --
Unbenefitted loss.............    4,193,159      34       4,673,683      34       1,752,212      33
Other.........................      119,916       1          45,164      --          42,898       1
                                -----------     ---     -----------     ---     -----------     ---
                                $    47,934      --     $        --      --     $        --      --
                                ===========     ===     ===========     ===     ===========     ===


7. CONCENTRATIONS AND EXPORT SALES

  Credit Risk


     The Company operates in a single industry segment encompassing the development, manufacture, marketing and support of advanced networking products. Accordingly, the Company's customers include distributors and resellers of high technology equipment, along with end users of such equipment. The Company performs periodic credit evaluations of its customers' financial condition and extends trade credit to its customers under normal terms. No single customer accounted for more than 10% of revenues in 1994, 1995 or 1996. However, in 1996 the Company recognized $2,302,000 of revenue under a sales-type lease from one customer. Lease receivables from this customer, recorded at their present value and included in prepaid and other current assets and other assets, aggregate $1,902,000 at December 31, 1996.


  Financial Information By Geographic Area

     Net sales, operating income and assets by major geographic area for 1996 and 1995 are summarized below. Prior to 1995, North America was the only significant geographic area. Prices to foreign subsidiaries are at prices that approximate market.


                                              NORTH                                   CONSOLIDATED
                                             AMERICA        EUROPE      ELIMINATION      TOTAL
                                           ------------   -----------   -----------   ------------
1995:
  Net sales to unaffiliated customers....  $ 39,310,136   $ 4,948,290                 $ 44,258,426
  Transfers between areas................     2,187,316     3,547,591   $(5,734,907)
                                           ------------   -----------   -----------   ------------
                                             41,497,452     8,495,881    (5,734,907)    44,258,426
  Operating income.......................   (17,485,179)   (1,312,708)                 (18,797,887)
  Identifiable assets....................    65,281,289     6,064,629                   71,345,918
1996:
  Net sales to unaffiliated customers....  $ 38,641,663   $ 6,232,256                 $ 44,873,919
  Transfers between areas................     2,124,010     4,296,739   $(6,420,749)
                                           ------------   -----------   -----------   ------------
                                             40,765,673    10,528,995    (6,420,749)    44,873,919
  Operating income.......................    (8,073,709)   (1,159,066)                  (9,232,775)
  Identifiable assets....................    61,075,629     5,783,295                   66,858,924



     Included in North America net sales are export sales of $6,081,000 in 1995 and $10,249,000 in 1996. North America export sales to unaffiliated customers in 1994 totaled $6,777,000.


  Suppliers

     Although the Company generally uses standard parts and components for its products, certain components are currently available only from single sources, including microprocessors, various communications controller chips, and power supplies. Other components and subassemblies are available only from limited

                             CROSSCOMM CORPORATION
sources. The Company has also contracted with a contract manufacturer to be the primary manufacturer of the Company's networking modules. Although the Company believes that these components, subassemblies and modules are sufficiently available from alternate sources in a reasonable amount of time, the reduction or interruption of supply, a significant price increase or engineering changes required by the use of alternate components, subassemblies or modules could adversely affect the Company's operating results.

8. COMMITMENTS AND CONTINGENT LIABILITIES

     The Company leases office space under operating lease agreements. The Company leases its main office and manufacturing facility under an operating lease agreement which expires at the end of 1997. This lease contains an escalation clause and an initial free rent period. The accompanying consolidated statements of operations reflect rent expense on a straight-line basis over the term of the lease.

     The following is a schedule of future minimum lease payments required under operating leases as of December 31, 1996:

YEAR ENDED DECEMBER 31,
-----------------------
        1997.............................................................  $625,000
        1998.............................................................   160,000
        1999.............................................................    75,000
                                                                           --------
        Total minimum lease payments.....................................  $860,000
                                                                           ========


     Rent expense related to operating leases for the years ended December 31, 1994, 1995, and 1996 approximated $1,240,000, $1,408,000, and $1,292,000, respectively.


9. RELATED PARTY TRANSACTIONS


     In July 1993, the Company, together with its primary distributor in the United Kingdom (the U.K. distributor), formed CrossComm (UK) Limited (CCUK), a consolidated subsidiary of the Company organized to increase market share in the U.K. networking market. In exchange for their contribution of assets to the joint venture, the Company and the U.K. distributor received ownership interests in CCUK of 51% and 49%, respectively. Effective March 31, 1994, the Company purchased the U.K. distributor's ownership interest in CCUK and the U.K. distributor's router distribution business for approximately $1,750,000. As a result of these transactions, CCUK became a wholly-owned subsidiary of the Company. Intangible assets arising from the initial joint venture and subsequent purchase of the router distribution business totaled approximately $2,153,000 and were subsequently written-off (see Note 10).



     There were no sales to the U.K. distributor for the year ended December 31, 1996. In the years ended December 31, 1994 and 1995, sales were approximately $415,000, and $60,000, respectively, of which no amounts were outstanding at December 31, 1995 and 1996.



10. RESTRUCTURING AND OTHER CHARGES



     In the fourth quarter of 1994, the Company recorded approximately $1,963,000 of restructuring charges related to the reorganization of its international operations. Approximately $1,641,000 of these charges related primarily to the write-off of unamortized intangible assets arising from the Company's March 1994 U.K. acquisitions (see Note 9). These intangible assets, consisting principally of values ascribed to customer lists, a covenant not to compete, and goodwill established at the organization of the joint venture, were considered permanently impaired, based upon the lower than expected revenues and sales prospects derived from its U.K. subsidiary after the passage of an initial transition period and after the Company's completion of its branch office networking product line introduction in September and October of 1994. The remaining charges of

                             CROSSCOMM CORPORATION
approximately $322,000 consisted primarily of severance and other costs associated with the Company's reorganization of its international sales and service functions outside of the United Kingdom. The majority of these remaining charges were paid in 1995.



     In the fourth quarter of 1995, the Company recorded approximately $1,074,000 of charges related to its corporate restructuring designed to enable the Company to better address ATM and LAN switching market opportunities and to more appropriately align the Company's expense levels with it's revenues. Severance, benefits, and related costs associated with terminated employees accounted for approximately $789,000 of the total charge. The remaining $285,000 consisted of lease termination costs and other costs associated with the restructuring. The majority of these charges were paid by the Company in 1996. In 1996, the Company determined that its estimate of 1995 fourth quarter charges was high by $97,000 and, accordingly, reduced accruals and 1996 charges by that amount.



     In the fourth quarter of 1996, the Company recorded approximately $874,000 of severance, benefits and related costs associated with the termination of certain senior management personnel. These charges also included the termination of certain research and development employees due to the Company's decision not to fund previously planned development projects that it considered outside the realm of the Company's current strategy. The Company expects to pay all of these costs in 1997.


11. SALE OF INVESTMENT


     In May 1995, the Company sold its minority equity interest in Applied Network Technology, Inc. (ANT) to FORE Systems Inc. (FORE), in connection with FORE's acquisition of ANT. In exchange for its ownership interest in ANT, the Company received shares of FORE common stock, and recorded a gain of $2,100,000 during the second quarter of 1995, based on the difference between the carrying value of the Company's investment in ANT and the market value of FORE common stock on the date of FORE's acquisition of ANT, as reduced to reflect certain restrictions related to the timing of the disposition of the shares received. In July 1995, a portion of the FORE shares were sold by the Company, whereby the Company realized a gain of approximately $725,000, reflecting the appreciation in the share price of the FORE stock between May 1995 and the date of sale. In September 1996 the Company realized a gain of $2,062,000 from the sale of another portion of FORE shares. The remaining shares are carried in available-for-sale securities at December 31, 1996 (see Note 2). As a result of the reclassification of shares of FORE common stock to a short term investment, the unrealized gain increased during 1996. This was due to the shares being recorded at market value, as they became salable within twelve months of December 31, 1996.


12. SUBSEQUENT EVENT


     On March 20, 1997, the Company entered into an Agreement and Plan of Reorganization with Olicom A/S ("Olicom"), whereby each outstanding share of the Company will be exchanged for $5.00 in cash, .2667 shares of Olicom common stock and three-year warrants to acquire .1075 shares of Olicom common stock at an exercise price of $19.74 for each whole share of Olicom common stock. The business combination is subject to certain conditions and approvals, including the approval of both companies' shareholders and will be accounted for by Olicom under the purchase method of accounting.

                             CROSSCOMM CORPORATION

13. SELECTED QUARTERLY DATA (UNAUDITED)


                                                                                   EARNINGS
                                                                     NET INCOME     (LOSS)
                                          REVENUE    GROSS PROFIT      (LOSS)      PER SHARE
                                          -------    ------------    ----------    ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1995
  First quarter.......................    $13,202      $ 7,213        $    107      $   .01
  Second quarter......................     11,533        5,870             122          .01
  Third quarter.......................     10,048        4,652          (3,033)        (.33)
  Fourth quarter......................      9,475        1,089         (10,999)       (1.21)
                                          -------      -------        --------      -------
                                          $44,258      $18,824        $(13,803)     $ (1.52)
                                          =======      =======        ========      =======
1996
  First quarter.......................    $10,658      $ 4,973        $ (1,595)     $ (0.17)
  Second quarter......................     11,802        5,659          (1,720)       (0.19)
  Third quarter.......................     10,865        4,680            (464)       (0.05)
  Fourth quarter......................     11,549        5,464          (1,501)       (0.16)
                                          -------      -------        --------      -------
                                          $44,874      $20,776        $ (5,280)     $ (0.58)
                                          =======      =======        ========      =======


     Earnings (loss) per share calculations for each of the quarters is based on the weighted average number of shares outstanding for each period including common stock equivalents when dilutive. Accordingly, the sum of the quarters may not necessarily be equal to the full year earnings (loss) per share amount.


     The results of the fourth quarter of 1995 include (i) approximately $1,074,000 of charges related to the Company's corporate restructuring; (ii) approximately $4,000,000 of charges to address asset valuation issues primarily resulting from the Company's entrance into the LAN and ATM switching market and related decision to de-emphasize certain other older technologies and products; and (iii) approximately $1,600,000 of other charges, including $500,000 related to the settlement of a long-term contract receivable.



     The results of the fourth quarter of 1996 include approximately $874,000 of severance, benefits and related costs associated with the termination of certain senior management personnel. These charges also included the termination of certain research and development employees due to the Company's decision not to fund previously planned development projects that it considered outside the realm of the Company's current strategy.



     See Management's Discussion and Analysis for a further discussion of the 1995 and 1996 fourth quarter charges.

                                                                      APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                                  OLICOM A/S,

                           PW ACQUISITION CORPORATION

                                      AND

                             CROSSCOMM CORPORATION

                                 MARCH 20, 1997

                               TABLE OF CONTENTS


                                                    PAGE
                                                    ----
ARTICLE I -- THE MERGER...........................   A-1
     1.1  The Merger..............................   A-1
     1.2  Closing; Effective Time.................   A-1
     1.3  Effect of the Merger....................   A-1
     1.4  Certificate of Incorporation; Bylaws....   A-2
     1.5  Directors and Officers..................   A-2
     1.6  Effect on Capital Stock.................   A-2
     1.7  Dissenting Shares.......................   A-3
     1.8  Surrender of Certificates...............   A-4
          No Further Ownership Rights in CrossComm
     1.9  Common Stock............................   A-5
          Lost, Stolen or Destroyed
    1.10  Certificates............................   A-5
          Taking of Necessary Action; Further
    1.11  Action..................................   A-5
ARTICLE II -- REPRESENTATIONS AND WARRANTIES OF
  CROSSCOMM.......................................   A-5
     2.1  Organization, Standing and Power........   A-5
     2.2  Capital Structure.......................   A-6
     2.3  Authority...............................   A-6
     2.4  Governmental Authorization..............   A-7
     2.5  SEC Documents...........................   A-7
     2.6  Financial Statements....................   A-7
     2.7  Absence of Certain Changes..............   A-8
     2.8  Absence of Undisclosed Liabilities......   A-8
     2.9  Litigation..............................   A-8
    2.10  Restrictions on Business Activities.....   A-8
    2.11  Title to Property.......................   A-8
    2.12  Intellectual Property...................   A-9
    2.13  Environmental Matters...................  A-10
    2.14  Taxes...................................  A-10
    2.15  Employee Benefit Plans..................  A-11
    2.16  Employee Matters........................  A-12
    2.17  Certain Agreements......................  A-12
    2.18  Compliance With Laws....................  A-12
    2.19  Customers and Suppliers.................  A-12
    2.20  Brokers' and Finders' Fees..............  A-12
          Registration Statement; Joint Proxy
    2.21  Statement/Prospectus....................  A-13
    2.22  Opinion of Financial Advisor............  A-13
    2.23  Vote Required...........................  A-13
    2.24  Board Approval..........................  A-13
          Section 203 of Delaware Law Not
    2.25  Applicable..............................  A-13
ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF
  OLICOM AND MERGERSUB............................  A-13
     3.1  Organization, Standing and Power........  A-14
     3.2  Capital Structure.......................  A-14
     3.3  Authority...............................  A-14
     3.4  Governmental Authorization..............  A-15
     3.5  SEC Documents...........................  A-15
     3.6  Financial Statements....................  A-15
     3.7  Absence of Certain Changes..............  A-16
     3.8  Absence of Undisclosed Liabilities......  A-16
     3.9  Litigation..............................  A-16

                                                    PAGE
                                                    ----
    3.10  Restrictions on Business Activities.....  A-16
    3.11  Title to Property.......................  A-16
    3.12  Intellectual Property...................  A-17
    3.13  Environmental Matters...................  A-17
    3.14  Taxes...................................  A-17
    3.15  Employee Benefit Plans..................  A-18
    3.16  Employee Matters........................  A-19
    3.17  Certain Agreements......................  A-19
    3.18  Compliance With Laws....................  A-19
    3.19  Brokers' and Finders' Fees..............  A-19
          Registration Statement; Joint Proxy
    3.20  Statement/Prospectus....................  A-19
    3.21  Opinion of Financial Advisor............  A-20
    3.22  Vote Required...........................  A-20
    3.23  Board Approval..........................  A-20
ARTICLE IV -- CONDUCT PRIOR TO THE EFFECTIVE
  TIME............................................  A-20
          Conduct of Business of CrossComm and
     4.1  Olicom..................................  A-20
     4.2  Conduct of Business of CrossComm........  A-20
     4.3  No Solicitation.........................  A-21
ARTICLE V -- ADDITIONAL AGREEMENTS................  A-22
          Joint Proxy Statement/Prospectus;
     5.1  Registration Statement..................  A-22
     5.2  Meetings of Stockholders................  A-22
          Access to Information; Advice of
     5.3  Changes.................................  A-22
     5.4  Confidentiality.........................  A-23
     5.5  Public Disclosure.......................  A-23
     5.6  Consents; Cooperation...................  A-23
     5.7  Affiliate Agreements....................  A-23
     5.8  Voting Agreements.......................  A-24
     5.9  Legal Requirements......................  A-24
    5.10  Blue Sky Laws...........................  A-24
    5.11  Employee Benefit Plans..................  A-24
          Letter of Olicom's and CrossComm's
    5.12  Accountants.............................  A-25
    5.13  Directorship............................  A-25
    5.14  Form S-8................................  A-25
    5.15  Indemnification.........................  A-26
          Listing of Additional Shares, Warrants
    5.16  and Warrant Shares......................  A-26
    5.17  Best Efforts and Further Assurances.....  A-26
ARTICLE VI -- CONDITIONS TO THE MERGER............  A-27
          Conditions to Obligations of Each Party
     6.1  to Effect the Merger....................  A-27
          Additional Conditions to Obligations of
     6.2  CrossComm...............................  A-28
          Additional Conditions to the Obligations
     6.3  of Olicom and MergerSub.................  A-28
ARTICLE VII -- TERMINATION, AMENDMENT AND
  WAIVER..........................................  A-29
     7.1  Termination.............................  A-29
     7.2  Effect of Termination...................  A-30
     7.3  Expenses and Termination Fees...........  A-30
     7.4  Amendment...............................  A-31
     7.5  Extension; Waiver.......................  A-31
ARTICLE VIII -- DEFINITIONS.......................  A-31
     8.1  Defined Terms...........................  A-31
ARTICLE IX -- GENERAL PROVISIONS..................  A-32
     9.1  Non-Survival at Effective Time..........  A-32

                                                    PAGE
                                                    ----
     9.2  Notices.................................  A-32
     9.3  Interpretation..........................  A-33
     9.4  Counterparts............................  A-33
          Entire Agreement; Nonassignability;
     9.5  Parties in Interest.....................  A-33
     9.6  Severability............................  A-33
     9.7  Remedies Cumulative.....................  A-33
     9.8  Governing Law...........................  A-33
     9.9  Rules of Construction...................  A-33
EXHIBITS
     Exhibit A -- Certificate of Merger
     Exhibit B -- Form of Warrant Certificate
     Exhibit C -- CrossComm Affiliates Agreement
     Exhibit D -- Voting Agreement -- CrossComm
      Affiliates
     Exhibit E -- Voting Agreement -- Olicom
      Affiliates

                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of March 20, 1997, by and among Olicom A/S, a corporation organized under the laws of the Kingdom of Denmark ("Olicom"), PW Acquisition Corporation, a corporation organized under the laws of the State of Delaware and wholly-owned subsidiary of Olicom ("MergerSub"), and CrossComm Corporation, a corporation organized under the laws of the State of Delaware ("CrossComm").

     The Boards of Directors of CrossComm, Olicom and MergerSub believe it is in the best interests of their respective companies and the stockholders of their respective companies that CrossComm and MergerSub combine into a single company through the statutory merger, pursuant to the Delaware General Corporation Law, as amended ("Delaware Law"), of MergerSub with and into CrossComm (the "Merger") and, in furtherance thereof, have approved the Merger.

     Pursuant to the Merger, among other things, each outstanding share of common stock in CrossComm, par value $0.01 per share ("CrossComm Common Stock"), shall be exchanged for the Merger Consideration (as defined in Section 1.6(b)). CrossComm, Olicom and MergerSub desire to make certain representations and warranties and other agreements in connection with the Merger.

     Concurrent with the execution and delivery of this Agreement and as an inducement to Olicom and MergerSub to enter into this Agreement, certain affiliates of CrossComm and Olicom have on the date hereof entered into an agreement to vote the shares of capital stock in CrossComm and Olicom, as the case may be, owned by such persons to approve the Merger and against any competing proposals.

     NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit A (the "Certificate of Merger") and the applicable provisions of Delaware Law, MergerSub shall be merged with and into CrossComm, the separate corporate existence of MergerSub shall cease and CrossComm shall continue as the surviving corporation (CrossComm, as the surviving corporation subsequent to the Merger, is hereinafter sometimes referred to as the "Surviving Corporation").

     1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place (i) no later than the second business day after satisfaction of the latest to occur of the conditions set forth in Sections 6.1, 6.2(b) (other than the delivery of the officers' certificates referred to therein) and 6.3(b) (other than the delivery of the officers' certificates referred to therein) (provided that the other closing conditions set forth in Article VI have been met or waived as provided in Article VI at or prior to the Closing), or (ii) at such other time no later than June 30, 1997, as the parties hereto agree (the "Closing Date"). The Closing shall take place at the offices of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., 2200 Ross Avenue, Suite 900, Dallas, Texas, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of Delaware and with the Recorder of the county in which the registered office of each of CrossComm and MergerSub is located, in accordance with the relevant provisions of Delaware Law (the time of such filing being referred to herein as the "Effective Time").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of CrossComm and MergerSub shall vest in the Surviving Corporation, and all debts, liabilities and duties of CrossComm and MergerSub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Certificate of Incorporation; Bylaws.

     (a) At the Effective Time, the Certificate of Incorporation of MergerSub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is CrossComm Corporation."

     (b) The bylaws of MergerSub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended.

     1.5 Directors and Officers. At the Effective Time, the directors and officers of the Surviving Corporation shall be the initial directors and officers of MergerSub, until their respective successors are duly elected or appointed and qualified.

     1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of MergerSub, CrossComm or the holders of any of the following securities:

          (a) Prior to the Effective Time, Surviving Corporation and/or the Exchange Agent (as defined in Section 1.8(a)) each shall be authorized to take all actions that either of them may deem necessary or desirable to effect the transfer of the Merger Consideration (as defined in Section 1.6(b)) to the holders of CrossComm Common Stock and the contribution of the Surviving Corporation Stock to Olicom. Upon and after the approval of this Agreement by the CrossComm stockholders, CrossComm shall be authorized to take all such actions that it may deem necessary or desirable to effect the transfer of the Merger Consideration to the holders of CrossComm Common Stock, including the preparation, filing and delivery of the subscription list required under the Companies Act of the Kingdom of Denmark (the "Companies Act") in order to effect the delivery of the Olicom Common Stock (as defined in Section 1.6(b)) to be delivered pursuant to this Agreement. At the Effective Time, (i) each share of CrossComm Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of CrossComm Common Stock to be canceled pursuant to Section 1.6(d) and Dissenting Shares (as defined in Section 1.7(a)) shall be exchanged for the Merger Consideration, and (ii) that number of shares of Surviving Corporation Stock that is equal to the number of shares of CrossComm Common Stock (other than any shares of CrossComm Common Stock to be canceled pursuant to Section 1.6(d)) and the Dissenting Shares shall be contributed to Olicom (the "Surviving Corporation Stock").

          (b) At the Effective Time, each holder of a share of CrossComm Common Stock shall be entitled only to receive upon surrender of each such share of CrossComm Common Stock (i) 0.2667 shares of common stock in Olicom, nominal value DKK 0.25 per share ("Olicom Common Stock") (the "Exchange Ratio"), (ii) the sum of $5.00 in cash, and (iii) three-year warrants (each a "Warrant") to purchase 0.1075 shares (the "Warrant Exchange Ratio") of Olicom Common Stock at an exercise price of $19.74 per share (clauses (i), (ii) and (iii) are collectively referred to as the "Merger Consideration"). Each such Warrant shall contain the terms and provisions substantially as set forth in Exhibit B. Notwithstanding the foregoing, (x) in the event that the average of the high and low sales prices of a share of Olicom Common Stock for the ten trading days immediately preceding (but excluding) the fifth trading day before the CrossComm Stockholders' Meeting (as defined in Section 2.21), as reported on the Nasdaq National Market (the "Final Closing Price"), is less than $12.50, Olicom shall have the right to increase the Exchange Ratio to the number which, when multiplied by the Final Closing Price, equals $3.33 (and if Olicom shall not so increase the Exchange Ratio, CrossComm shall have the right to terminate this Agreement pursuant to Section 7.1(i)); and (y) in the event that the Final Closing Price is more than $20.83, Olicom shall have the right to decrease the Exchange Ratio to the number which, when multiplied by the Final Closing Price, equals $5.56 (and if Olicom so decreases the Exchange Ratio, CrossComm shall have the right to terminate this Agreement pursuant to
     Section 7.1(i)). In the event that the Final Closing Price triggers the provisions of clauses (x) or (y) and Olicom desires to exercise its rights hereunder to increase or decrease the Exchange Ratio, as the case may be, Olicom shall notify CrossComm of any such increase or decrease, as the case may be, no later than 3:00 p.m., Dallas time, on the fifth trading day prior to the date of the CrossComm Stockholders' Meeting by telephone followed by telecopied confirmation thereof.

          (c) The Exchange Ratio and the Warrant Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Olicom Common Stock or CrossComm Common Stock), reorganization, recapitalization or other like change with respect to Olicom Common Stock or CrossComm Common Stock occurring after the date hereof and prior to the Effective Time. Information regarding any adjustments to the Exchange Ratio and the Warrant Exchange Ratio shall be made available by Olicom and CrossComm to their respective stockholders through the use of a 1-800 phone number prior to the CrossComm Stockholders' Meeting (as defined in Section 2.21) and Olicom Stockholders' Meeting (as defined in Section 3.20).

          (d) At the Effective Time, all shares of CrossComm Common Stock that are owned by CrossComm as treasury stock, and each share of CrossComm Common Stock owned by Olicom or any direct or indirect wholly-owned subsidiary of Olicom or of CrossComm immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof.

          (e) At or prior to the Effective Time and upon approval of the Agreement by the stockholders of CrossComm, the Exchange Agent (as defined in Section 1.8(a)) and/or CrossComm shall deliver to Olicom a duly executed subscription list relating to the subscription for the Olicom Common Stock included in the Merger Consideration, such subscription list to be in compliance with the requirements of the Companies Act and in a form reasonably acceptable to Olicom.

          (f) At the Effective Time, the CrossComm Option Plans (as defined in
     Section 8.1) and all options to purchase CrossComm Common Stock then outstanding under the CrossComm Option Plans shall be assumed by Olicom in accordance with Section 5.11.

          (g) At the Effective Time, each share of common stock, par value $0.01 per share, of MergerSub ("MergerSub Common Stock"), issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished without any exchange thereof.

          (h) No fraction of a share of Olicom Common Stock shall be issued, but in lieu thereof each holder of a share of CrossComm Common Stock who would otherwise be entitled to a fraction of a share of Olicom Common Stock (after aggregating all fractional shares of Olicom Common Stock to be received by such holder) shall receive from Olicom an amount in cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Final Closing Price. No fraction of a Warrant shall be issued, but in lieu thereof each holder of a Warrant who would otherwise be entitled to a fraction of a Warrant (after aggregating all fractional Warrants to be received by such holder) shall receive from Olicom an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Warrant Unit Consideration (as defined in Section 5.11(a)).

     1.7  Dissenting Shares.

     (a) For purposes of this Agreement, "Dissenting Shares" means shares of CrossComm Common Stock held as of the Effective Time by a stockholder of record of CrossComm who has not voted such shares of CrossComm Common Stock in favor of the Merger and with respect to which appraisal rights shall have been duly demanded and perfected in accordance with Section 262 of Delaware Law and not effectively withdrawn or forfeited prior to the Effective Time. Dissenting Shares shall not be exchanged into or represent the right to receive the consideration which the holders of CrossComm Common Stock are entitled to receive pursuant to Section 1.6(a) or (b) unless the holder thereof shall have forfeited his or her right to appraisal under Delaware Law or withdrawn, with the consent of CrossComm, his or her demand for appraisal. If such stockholder has so forfeited or withdrawn his or her right to appraisal of Dissenting Shares, then, as of the occurrence of such event, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration pursuant to Section 1.6(a).

     (b) CrossComm shall give Olicom (i) prompt notice of any written demands for appraisal of any shares of CrossComm Common Stock, withdrawals of such demands, and any other instruments that relate to such demands received by CrossComm, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law. CrossComm shall not, except with the prior consent of Olicom, make any payment with respect to any demands for appraisal of shares of CrossComm Common Stock or offer to settle or settle any such demands.

     1.8  Surrender of Certificates.

     (a) American Stock Transfer & Trust Company shall act as exchange agent (the "Exchange Agent") in the Merger.

     (b) Promptly after the Effective Time, Olicom shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Olicom may adopt, (i) the shares of Olicom Common Stock and Warrants issuable, and cash payable, pursuant to Section 1.6(b) in exchange for the Surviving Corporation Stock, and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares and fractional Warrants pursuant to Section 1.6(h) (collectively, the "Exchange Fund").

     (c) Promptly after the Effective Time (but in no event more than five business days), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates (the "Certificates") of CrossComm Common Stock, (i) a letter of transmittal in form reasonably acceptable to Olicom and CrossComm (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Olicom may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates and obtaining delivery of whole shares of Olicom Common Stock and Warrants, and the cash portion of the Merger Consideration (together with cash in lieu of fractional shares of Olicom Common Stock and fractional Warrants). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive certificates evidencing the number of whole shares of Olicom Common Stock, the number of whole Warrants, the cash portion of the Merger Consideration, and payment in lieu of fractional shares of Olicom Common Stock and fractional Warrants which such holder has the right to receive pursuant to
Section 1.6. Until so surrendered, (i) each outstanding Certificate for shares of CrossComm Common Stock shall be deemed from and after the Effective Time other than the payment of dividends, to evidence for all corporate purposes (including the right to vote at meetings of Olicom's stockholders), the number of whole shares of Olicom Common Stock, the number of whole Warrants, the cash portion of the Merger Consideration for which such shares of CrossComm Common Stock shall have been so exchanged, and the right to receive an amount in cash in lieu of the issuance of any fractional shares of Olicom Common Stock or fractional Warrants in accordance with Section 1.6. No interest will be paid or accrued on any amount payable or due on the surrender of the Certificates.

     (d) No dividends or other distributions with respect to Olicom Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Olicom Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 1.8(d)) with respect to such shares of Olicom Common Stock.

     (e) If any certificate for shares of Olicom Common Stock or any certificate evidencing Warrants is to be issued in a name other than that in which the Certificate originally surrendered with respect thereto is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed, and otherwise be in proper form for transfer, and that the person requesting such exchange shall have paid to Olicom or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Olicom Common Stock or Warrants in any name other than that of the registered holder of the Certificate originally surrendered, or shall have established to the satisfaction of Olicom or any agent designated by it that such tax has been paid or is not payable.

     (f) Any portion of the Exchange Fund which remains undistributed to the stockholders of CrossComm for 180 days after the Effective Time shall be delivered to Olicom, upon demand, and any stockholders of CrossComm who have not previously complied with this Section 1.8 shall thereafter look only to Olicom for payment of their claim for Merger Consideration (including any cash in lieu of fractional shares of Olicom Common Stock or fractional Warrants, and any dividends or distributions with respect to Olicom Common Stock.

     (g) Notwithstanding anything to the contrary in this Section 1.8, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.9 No Further Ownership Rights in CrossComm Common Stock. All shares of Olicom Common Stock and Warrants issued, together with the cash portion of the Merger Consideration paid, upon the surrender of a Certificate in accordance with the terms hereof (including any cash paid in lieu of fractional shares of Olicom Common Stock or fractional Warrants) shall be deemed to have been issued and paid in full satisfaction of all rights received with respect thereto, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of CrossComm Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Olicom Common Stock, Warrants and the cash portion of the Merger Consideration (and cash in lieu of fractional shares of Olicom Common Stock and Warrants) as may be required pursuant to Section 1.6; provided, however, that Olicom may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Olicom, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of CrossComm and MergerSub, the officers and directors of CrossComm and MergerSub are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF CROSSCOMM

     Except as disclosed in a document of even date herewith delivered by CrossComm to Olicom prior to the execution and delivery of this Agreement and referring to the representations and warranties in this Agreement (the "CrossComm Disclosure Letter"), CrossComm represents and warrants to Olicom and MergerSub as follows:

     2.1 Organization, Standing and Power. Each of CrossComm and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of CrossComm and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect (as defined in Section 8.1) on CrossComm and its subsidiaries, taken as a whole, or on CrossComm-Poland Ltd. ("CrossComm -- Poland"), or on CrossComm (UK) Ltd. ("CrossComm (UK)"). CrossComm has delivered to Olicom a true and correct copy of its amended and restated certificate of incorporation, as amended (the "Certificate of Incorporation"), bylaws, as amended (the "Bylaws"), or equivalent charter or organizational documents, as applicable, of CrossComm and each of its subsidiaries, each as amended to date.

Neither CrossComm nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation, Bylaws or equivalent charter or organizational documents.

     2.2  Capital Structure.

     (a) The authorized capital stock of CrossComm, as of March 14, 1997, consisted of 20,000,000 shares of CrossComm Common Stock and 4,000,000 shares of preferred stock, par value $0.01 per share, of which there were issued and outstanding 9,284,584 shares of CrossComm Common Stock and no shares of preferred stock, and no shares were held in the treasury of CrossComm. As of March 14, 1997, there were no other outstanding shares of capital stock or voting securities of CrossComm. All outstanding shares of CrossComm Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights (contractual or otherwise) or rights of first refusal created by statute, the Certificate of Incorporation, the Bylaws or any agreement to which CrossComm is a party or by which it is bound.

     (b) As of March 14, 1997, there were unexercised options to purchase 1,796,465 shares of CrossComm Common Stock that had been granted to employees and directors and were outstanding pursuant to the CrossComm Option Plans. Since March 14, 1997, CrossComm has not (i) issued or granted additional options under the CrossComm Option Plans, or (ii) accepted enrollments in the CrossComm 1995 Employee Stock Purchase Plan (the "CrossComm ESPP"). All shares of CrossComm Common Stock subject to issuance as set forth above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Except for the rights created pursuant to this Agreement, the CrossComm Option Plans and the CrossComm ESPP, there are no other options, warrants, calls, rights, commitments or agreements of any character to which CrossComm is a party or by which it is bound obligating CrossComm to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of CrossComm or obligating CrossComm to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments or agreements relating to voting, purchase or sale of CrossComm's capital stock (i) between or among CrossComm and any of its stockholders, and (ii) to CrossComm's knowledge, between or among any of CrossComm's stockholders, except for the stockholder named in Section 5.8(a) of the CrossComm Disclosure Letter. The current "Offering" (as defined in the CrossComm ESPP) commenced under the CrossComm ESPP on January 1, 1997 and will end as provided in Section 5.11(c), and except for the purchase rights granted on such commencement date to participants in the current Offering, there are no other purchase rights or options outstanding under the CrossComm ESPP. True and complete copies of all agreements and instruments relating to or issued under the CrossComm Option Plans or CrossComm ESPP have been made available to Olicom, and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the form thereof made available to Olicom.

     (c) CrossComm is the owner of all outstanding shares of capital stock of each of its subsidiaries, and all such shares are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. All of the outstanding shares of capital stock of each such subsidiary are owned by CrossComm free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating CrossComm or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

     (d) Except as disclosed in the CrossComm SEC Documents (as defined in Section 2.5), CrossComm does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     2.3 Authority. CrossComm has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this

Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of CrossComm, subject only to the approval of the Merger by CrossComm's stockholders as contemplated by Section 6.1(a)(i). This Agreement has been duly executed and delivered by CrossComm and constitutes the valid and binding obligation of CrossComm enforceable against CrossComm in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general principles of equity. The execution and delivery of this Agreement by CrossComm do not and, except for any required approval by CrossComm's stockholders as set forth in Section 2.23, the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, (i) any provision of the Certificate of Incorporation or Bylaws or equivalent organizational documents of any of CrossComm's subsidiaries, as amended, or (ii) any mortgage or indenture, or material lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to CrossComm or any of its subsidiaries or any of their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of clause (ii) is not reasonably likely to have a Material Adverse Effect on CrossComm or such subsidiary, as the case may be.

     2.4 Governmental Authorization. CrossComm and each of its subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization that is required for the operation of CrossComm's or any of its subsidiaries' businesses (collectively, the "CrossComm Authorizations"), and all of such CrossComm Authorizations are in full force and effect, except where the failure to obtain or maintain any of such CrossComm Authorizations would not have a Material Adverse Effect on CrossComm and its subsidiaries, taken as a whole. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (each, a "Governmental Entity") is required by or, to the knowledge of CrossComm, with respect to, CrossComm or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2, (ii) the filing with the Securities and Exchange Commission (the "Commission") and Nasdaq of the Joint Proxy Statement (as defined in Section 2.21) relating to the CrossComm Stockholders' Meeting, (iii) other filings under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country,
(v) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would have a Material Adverse Effect on CrossComm and its subsidiaries, taken as a whole, and would prevent, or materially alter or delay any of the transactions contemplated by this Agreement.

     2.5 SEC Documents. CrossComm has made available to Olicom a true and complete copy of each notice, information statement, report, schedule, registration statement and definitive proxy statement (including exhibits thereto) filed with the Commission by CrossComm since December 31, 1995; and prior to the Effective Time, CrossComm will have furnished Olicom with true and complete copies of any additional documents filed with the Commission by CrossComm after such date and prior to the Effective Time (collectively, the "CrossComm SEC Documents"). All documents required to be filed as exhibits to the CrossComm SEC Documents have been so filed. As of their respective filing dates, the CrossComm SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the CrossComm SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed CrossComm SEC Document.

     2.6 Financial Statements. CrossComm has furnished to Olicom true, complete and accurate copies of CrossComm's unaudited consolidated financial statements at and for the fiscal year ended December 31, 1996, which financial statements include, among other things, the consolidated balance sheet of CrossComm at December 31, 1996, and the related consolidated statements of income (loss) and cash flows for the period then ended (such financial statements are collectively referred to herein as the "CrossComm 1996 Financial Statement"). The consolidated financial statements of CrossComm, together with, in each case, the notes thereto, included in the CrossComm SEC Documents and the CrossComm 1996 Financial Statement (collectively, the "CrossComm Financial Statements") complied or will comply as to form in all material respects with applicable accounting requirements, to the extent filed with the Commission, with the published rules and regulations of the Commission with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other ("GAAP") (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q promulgated by the Commission). The CrossComm Financial Statements fairly present or will present the consolidated financial condition and operating results of CrossComm and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments which were not and are not expected to be material in amount) in all material respects. All reserves established by CrossComm with respect to its assets are adequate.

     2.7 Absence of Certain Changes. Since December 31, 1996 (the "CrossComm Balance Sheet Date"), CrossComm has conducted its business in the ordinary course consistent with past practice, and there has not occurred: (i) to the date hereof, any change, event or condition (whether or not covered by insurance) that would result in a Material Adverse Effect to CrossComm or any of its subsidiaries, taken as a whole; (ii) an event described in Sections 4.1 (as to CrossComm) or 4.2(c), (e), (f) (as to subclause (i)), (g), (i), (l)-(n) or
(p); or (iii) any negotiation or agreement by CrossComm or any of its subsidiaries to do any of the things described in the preceding clauses (i) or
(ii) (other than negotiations with Olicom and its representatives regarding the transactions contemplated by this Agreement).

     2.8 Absence of Undisclosed Liabilities. CrossComm has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the balance sheet included in the CrossComm 1996 Financial Statement (the "CrossComm Balance Sheet"), (ii) those not required to be set forth in the CrossComm Balance Sheet under GAAP, (iii) those incurred in the ordinary course of business since the CrossComm Balance Sheet Date and consistent with past practice, and (iv) those incurred in connection with the execution and delivery of this Agreement.

     2.9 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of CrossComm or any of its subsidiaries, threatened against CrossComm or any of its subsidiaries or any of their respective properties that is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect (i) on CrossComm and its subsidiaries, taken as a whole, (ii) on CrossComm-Poland or (iii) on CrossComm
(UK).

     2.10 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon CrossComm or any of its subsidiaries which has the effect or is reasonably likely to have the effect of prohibiting or materially impairing the conduct of business by CrossComm or any of its subsidiaries as currently conducted by any of them. Section 2.10 of the CrossComm Disclosure Letter contains a true and complete list or brief description of any agreements or arrangements restricting CrossComm's ability to compete in the marketplace, and any joint venture contract or arrangement or any other agreement which involves or is expected to involve a sharing of profits with other persons.

     2.11 Title to Property. Neither CrossComm nor any of its subsidiaries own any real property. CrossComm and its subsidiaries have good and valid title to all of their respective personal property acquired after the CrossComm Balance Sheet Date (except personal property sold or otherwise disposed of since the CrossComm Balance Sheet Date in the ordinary course of business), or in the case of leased personal properties and assets, valid leasehold interests therein, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable,
(ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt which is reflected on the CrossComm Balance Sheet, or (iv) those which would not have a Material Adverse Effect on CrossComm and its subsidiaries, taken as a whole. The plants, property and equipment of CrossComm and its subsidiaries that are used in the operations of their businesses are in good operating condition and repair, reasonable wear and tear excepted. All properties used in the operations of CrossComm and its subsidiaries are reflected in the CrossComm Balance Sheet to the extent GAAP requires the same to be reflected. Section 2.11 of the CrossComm Disclosure Letter identifies each parcel of real property owned or leased by CrossComm or any of its subsidiaries.

     2.12  Intellectual Property.

     (a) To its knowledge, CrossComm and its subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material (collectively, "Intellectual Property") that are used in or necessary to conduct the business of CrossComm and its subsidiaries as currently conducted.

     (b) Section 2.12 of the CrossComm Disclosure Letter lists (i) all patents and patent applications and all registered and unregistered trademarks, trade names and service marks (registered and unregistered), copyright registrations and maskwork registrations, which CrossComm considers to be material to its business or that of any subsidiary and included in the Intellectual Property of CrossComm, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all licenses, sublicenses, distribution and original equipment manufacturer agreements, and other agreements as to which CrossComm is a party and pursuant to which any person is authorized to use any Intellectual Property of CrossComm or has the right to manufacture, reproduce, market or exploit any CrossComm product or any adaptation, translation or derivative work based on a CrossComm product or any portion thereof, (iii) all material licenses, sublicenses and other agreements as to which CrossComm or its subsidiaries is a party and pursuant to which CrossComm is authorized to use any third party patents, trademarks or copyrights, including software (collectively, "Third Party Intellectual Property Rights"), which are used in the manufacture of, incorporated in, or form a part of any product that is material to the business of CrossComm and any of its subsidiaries, taken as a whole, and (iv) all material joint development agreements to which CrossComm or any of its subsidiaries is a party.

     (c) To CrossComm's knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of CrossComm or any of its subsidiaries, any trade secret material to CrossComm or any of its subsidiaries, or any Third Party Intellectual Property Right to the extent licensed by or through CrossComm or any of its subsidiaries, by any third party, including any employee or former employee of CrossComm or any of its subsidiaries. Neither CrossComm nor any of its subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or customer agreements arising in the ordinary course of business, copies of which have been made available to Olicom.

     (d) CrossComm is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations pursuant hereto, in breach of any license, sublicense or other agreement relating to any Intellectual Property or Third Party Intellectual Property Rights, the breach of which would have or would be reasonably likely to have a Material Adverse Effect on CrossComm and its subsidiaries, taken as a whole.

     (e) To CrossComm's knowledge, all patents, registered trademarks, registered service marks and copyright registrations held by CrossComm are valid and subsisting. Neither CrossComm nor any of its subsidiaries (i) is a party to any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party, or (ii) has brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. To CrossComm's knowledge, the manufacture, marketing, licensing or sale of CrossComm's products do not infringe any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party.

     (f) CrossComm has a policy to secure valid written assignments from all consultants and employees who contribute or have contributed to the creation or development of Intellectual Property of the rights to such contributions that CrossComm does not already own by operation of law. All use, disclosure or appropriation of proprietary and confidential information ("Confidential Information") owned by CrossComm by or to a third party has been pursuant to the terms of a written agreement between CrossComm (or a subsidiary of CrossComm) and such third party. All use, disclosure or appropriation of Confidential Information not owned by CrossComm has been pursuant to the terms of a written agreement between CrossComm (or a subsidiary of CrossComm) and the owner of such Confidential Information, or is otherwise lawful.

     2.13 Environmental Matters. CrossComm and each of its subsidiaries (i) have obtained all applicable applications, exemptions, permits, licenses, registrations, identification numbers, notices of intent, and other authorizations ("Environmental Permits") that are required for the ownership, use, or operation of their facilities (and equipment and structures thereon) to comply with applicable laws relating to health, pollution, protection of the environment or a community's right to know, including laws, rules, regulations, orders, consent agreements of any foreign, federal, state or local executive, legislative judicial, regulatory or administrative agency ("Environmental Laws") relating to emissions, discharges, releases (or threatened releases) of pollutants, contaminants, solid wastes, or hazardous or toxic substances, materials or wastes ("Materials of Environmental Concern") into the environment, including ambient air, surface water, ground water or land or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern by CrossComm or its subsidiaries (or their respective agents), and (ii) are in compliance with all terms and conditions of such Environmental Permits, and also are in compliance with all terms and conditions of such Environmental Permits, and also are in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such Environmental Laws or contained in any judicial or administrative judgment or decision arising thereunder, except where such failure to comply is not reasonably likely to have a Material Adverse Effect on CrossComm and its subsidiaries, taken as a whole.

     2.14 Taxes. CrossComm and each of its subsidiaries have timely filed all Tax Returns (as defined in this Section 2.14) required to be filed by any of them, have paid all Taxes (as defined in this Section 2.14) shown thereon to be due and have provided adequate accruals in accordance with GAAP in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any Tax Returns. Except as disclosed in the CrossComm Disclosure Letter,
(i) no material claim for Taxes has become a lien against the property of CrossComm or any of its subsidiaries or is being asserted against CrossComm or any of its subsidiaries, other than liens for Taxes not yet due and payable,
(ii) no audit of any Tax Return of CrossComm or any of its subsidiaries is being conducted by a Tax Authority (as defined in this Section 2.14), (iii) no extension of the statute of limitations on the assessment of any Taxes has been granted to CrossComm or any of its subsidiaries and is currently in effect, and
(iv) there is no agreement, contract or arrangement to which CrossComm or any of its subsidiaries is a party that may result in the payment of any amount that would not be deductible by reason of Sections 280G or 404 of the Internal Revenue Code of 1986, as amended (the "Code"). CrossComm has not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Sections 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed by CrossComm or any of its subsidiaries prior to the Merger. Neither CrossComm nor any of its subsidiaries is a party to any tax sharing or tax allocation agreement, nor does CrossComm or any of its subsidiaries owe any amount under any such agreement(s). For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (x) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax Authority") responsible for the imposition of any such tax (domestic or foreign), (y) any liability for the payment of any amounts of the type described in clause (x) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period, and
(z) any liability for the payment of any amounts of the type described in clauses (x) or (y) as a result of any express or implied obligation to indemnify any other person. As used herein, "Tax Return" means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns required to be filed with respect to Taxes). CrossComm and each of its subsidiaries are in full compliance with all terms and conditions of any Tax exemptions or other Tax-sharing agreement or order of a foreign government, and the consummation of the Merger shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions or other Tax-sharing agreement or order.

     2.15  Employee Benefit Plans.

     (a) Section 2.15 of the CrossComm Disclosure Letter lists, with respect to CrossComm, any United States subsidiary of CrossComm and any trade or business (whether or not incorporated) which is treated as a single employer with CrossComm (an "ERISA Affiliate") within the meaning of Sections 414(b), (c), (m) or (o) of the Code, (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), subject to ERISA, (ii) each loan to a non-officer employee, loans to officers and directors and any stock option, stock purchase, phantom stock or stock appreciation right, (iii) all supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance, bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements which are not employee benefit plans as otherwise covered under clause (i) above, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of CrossComm and that do not generally apply to all employees, and (v) any current or former employment, executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of CrossComm of greater than $25,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of CrossComm, but excluding any plan or arrangement maintained or sponsored by any non-domestic entity (collectively, the "CrossComm Employee Plans").

     (b) CrossComm has furnished or made available to Olicom a copy of each of the CrossComm Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and, to the extent still in its possession, any material employee communications relating thereto) and has, with respect to each CrossComm Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Any CrossComm Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination. CrossComm has also furnished or made available to Olicom the most recent Internal Revenue Service determination letter issued with respect to each such CrossComm Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any CrossComm Employee Plan subject to Code Section 401(a).

     (c) Except as disclosed in Section 2.15(c) of the CrossComm Disclosure Letter, (i) other than continued health care coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") or applicable law, (x) none of the CrossComm Employee Plans promises or provides retiree medical or other retiree or post termination welfare benefits to any person, (y) each CrossComm Employee Plan may be amended or terminated at any time without any liability to CrossComm or any ERISA Affiliate other than for benefits accrued through the date of such termination, and each such plan provides the administrator with the discretion to interpret and construe the terms of the plan; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any CrossComm Employee Plan which is reasonably likely to have a Material

Adverse Effect on CrossComm; (iii) each CrossComm Employee Plan is in material compliance with the requirements prescribed by all statutes, rules and regulations (including ERISA and the Code) and has been administered in all material respects in accordance with its terms and in material compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and CrossComm and each subsidiary or ERISA Affiliate have performed all obligations required to be performed by them under, are not in any respect in material default under or material violation of, and have no knowledge of any material default or material violation by any other party to, any of the CrossComm Employee Plans; (iv) neither CrossComm nor any subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the CrossComm Employee Plans which is reasonably likely to have a Material Adverse Effect on CrossComm; (v) all contributions required to be made by CrossComm or any subsidiary or ERISA Affiliate to any CrossComm Employee Plan have been made on or before their due dates, and a reasonable amount has been accrued for contributions to each CrossComm Employee Plan for the current plan year; (vi) with respect to each CrossComm Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Sections 4062, 4063 or 4041 of ERISA has occurred; and (vii) no CrossComm Employee Plan is covered by, and neither CrossComm nor any subsidiary or ERISA Affiliate has incurred or expects to incur any liability under, Title IV of ERISA or Section 412 of the Code. With respect to each CrossComm Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, CrossComm has prepared in good faith and timely filed all required governmental reports (which were true and correct as of the date filed), and CrossComm has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such CrossComm Employee Plan. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of CrossComm, is threatened, against or with respect to any such CrossComm Employee Plan, including any audit or inquiry by the Internal Revenue Service or Department of Labor, and no event (other than routine claims for benefits) has occurred and no set of circumstances have occurred in connection with any CrossComm Employee Plan for which CrossComm or any of its affiliates or subsidiaries could be subject to any material liability. Neither CrossComm nor any of its subsidiaries or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiple employer plan," as defined in Section 3(37) of ERISA. No CrossComm Employee Plan is funded through a "welfare benefit fund" (as such term is defined in Code Section 419(e) of the Code). Except as disclosed in Section 2.15(c) of the CrossComm Disclosure Letter, no CrossComm Employee Plan is a "multiple employer welfare arrangement" (as defined by Section 3(40) of ERISA).

     (d) With respect to each CrossComm Employee Plan, CrossComm and each of its United States subsidiaries have complied in all material respects with (i) the applicable health care continuation and notice provisions of COBRA and the proposed regulations thereunder, (ii) the applicable requirements of the Family Leave Act of 1993 and the regulations thereunder and (iii) Section 609 of ERISA.

     (e) Except as described in Section 2.15(e) of the CrossComm Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of CrossComm, any CrossComm subsidiary or any other ERISA Affiliate to severance benefits or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or service provider, or (iii) require payments (whether in cash or property or the vesting of property) to any employee, officer or director of CrossComm or any ERISA Affiliate who is a "disqualified individual" (as such term is defined in Proposed Treasury Regulation Section 1.280G-1) that could be characterized as a "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

     (f) There has been no amendment to, written interpretation or announcement (whether or not written) by CrossComm, any CrossComm subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any CrossComm Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in CrossComm's financial statements.

     (g) All voluntary employee benefit associations related to the CrossComm Employee Plans have been submitted to and approved as exempt from federal income tax under Section 501(c)(9) of the Code by the Internal Revenue Service and have not been amended or operated in a manner which would adversely affect such exempt status. All voluntary employee benefit associations related to the CrossComm Employee Plans have been submitted to and approved as exempt from federal income tax under Section 501(c)(9) of the Code by the Internal Revenue Service and have not been amended or operated in a manner which would adversely affect such exempt status.

     (h) Except as disclosed in Section 2.15(h) of the CrossComm Disclosure Letter, there are no guaranteed investment contracts, annuity contracts or other funding contracts with any insurance company that are held by any CrossComm Employee Plan. Except as set forth on Section 2.15 of the CrossComm Disclosure Letter, no CrossComm Employee Plan covers persons employed outside the United States, and no such Plan is subject to the laws of a foreign jurisdiction.

     2.16 Employee Matters. CrossComm and each of its subsidiaries are in compliance in all respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in such unfair labor practices would not have a Material Adverse Effect on CrossComm and its subsidiaries, taken as a whole. Neither CrossComm nor any of its subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that would not have a Material Adverse Effect on CrossComm and its subsidiaries, taken as a whole. Neither CrossComm nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract, nor does CrossComm nor any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees.

     2.17 Certain Agreements. Section 2.17 of the CrossComm Disclosure Letter lists all material contracts to which CrossComm or any of its subsidiaries is a party (each, a "CrossComm Material Contract"). CrossComm has made available to Olicom all CrossComm Material Contracts.

     2.18 Compliance With Laws. Each of CrossComm and its subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any applicable statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not have a Material Adverse Effect on CrossComm and its subsidiaries, taken as a whole.

     2.19 Customers and Suppliers. Section 2.19 of the CrossComm Disclosure Letter sets forth a list of CrossComm's customers with whom CrossComm, as of the date hereof, is contractually obligated to supply CrossComm products or services aggregating more than $250,000 (collectively, "Continuing Customers"). No Continuing Customer has indicated to CrossComm or any of its subsidiaries that it will stop, or materially decrease the rate of, buying services or products of CrossComm or such subsidiary, nor has at any time on or after January 1, 1997, decreased materially its purchases of the services or products of CrossComm or such subsidiary. No supplier of sole source or limited source products, components or assemblies to CrossComm or any of its subsidiaries has indicated that it will stop, or materially decrease the rate of, supplying, such products, components or assemblies to CrossComm or any of its subsidiaries. CrossComm has not knowingly breached, so as to provide a benefit to CrossComm or such subsidiary that was not intended by the parties, any agreement with any customer or supplier of CrossComm or any of its subsidiaries.

     2.20 Brokers' and Finders' Fees. Except for payment obligations to Montgomery Securities disclosed to Olicom, CrossComm has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees in connection with this Agreement or any transaction contemplated hereby.

     2.21 Registration Statement; Joint Proxy Statement/Prospectus. The information supplied by CrossComm for inclusion in the registration statement on Form F-4 (or such other or successor form as shall be appropriate) pursuant to which the shares of Olicom Common Stock, the Rights and the Warrants to be issued in the Merger, together with the Warrant Shares (as defined in Section 3.2(b)), will be registered with the Commission (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the Commission contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by CrossComm for inclusion in the proxy statement/prospectus to be sent to the stockholders of CrossComm in connection with the meeting of CrossComm's stockholders to consider the Merger (the "CrossComm Stockholders' Meeting") (such proxy statement/prospectus, as amended or supplemented, is referred to herein as the "Joint Proxy Statement") shall not, on the date the Joint Proxy Statement is first mailed to CrossComm's stockholders, at the time of the CrossComm Stockholders' Meeting or the Olicom Stockholders' Meeting, and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the CrossComm Stockholders' Meeting or the Olicom Stockholders' Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by CrossComm which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, CrossComm shall promptly inform Olicom and MergerSub. Notwithstanding the foregoing, CrossComm makes no representation, warranty or covenant with respect to any information supplied by Olicom or MergerSub which is contained in any of the foregoing documents.

     2.22 Opinion of Financial Advisor. CrossComm has been advised in writing by its financial advisor, Montgomery Securities, that in such advisor's opinion, as of the date hereof, the consideration to be received by the stockholders of CrossComm is fair, from a financial point of view, to the stockholders of CrossComm.

     2.23 Vote Required. The affirmative vote of the holders of a majority of the shares of CrossComm Common Stock outstanding on the record date set for the CrossComm Stockholders' Meeting is the only vote of the holders of any of CrossComm's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     2.24 Board Approval. The Board of Directors of CrossComm (the "CrossComm Board") has, prior to the execution and delivery hereof, unanimously (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interests of the stockholders of CrossComm and is on terms that are fair to such stockholders, and (iii) determined to recommend that the stockholders of CrossComm approve this Agreement and the consummation of the Merger.

     2.25 Section 203 of Delaware Law Not Applicable. The CrossComm Board has taken all actions so that the restrictions contained in Section 203 of Delaware Law applicable to a "business combination" (as defined in Section 203 of the Delaware Law) will not apply to the execution, delivery or performance of this Agreement, the consummation of the Merger or the other transactions contemplated by this Agreement.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                            OF OLICOM AND MERGERSUB

     Except as disclosed in a document of even date herewith and delivered by Olicom to CrossComm prior to the execution and delivery of this Agreement and referring to the representations and warranties in this

Agreement (the "Olicom Disclosure Letter"), Olicom and MergerSub represent and warrant to CrossComm as follows:

     3.1 Organization, Standing and Power. Each of Olicom and its subsidiaries, including MergerSub, is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Olicom and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Olicom and its subsidiaries, taken as a whole. Olicom has delivered to CrossComm a true and correct copy of its articles of association, as amended (the "Articles of Association"), and rules of procedure, as amended (the "Rules of Procedure"). Neither Olicom nor any of its subsidiaries is in violation of any of the provisions of its Articles of Association or Rules of Procedure or equivalent organizational documents.

     3.2  Capital Structure.

     (a) The authorized capital stock of Olicom, as of March 14, 1997, consisted of 15,938,000 shares of Olicom Common Stock, of which there were issued and outstanding 14,734,000 shares, and 1,204,000 shares were held in the treasury of Olicom. As of March 14, 1997, there are no other outstanding shares of capital stock or voting securities of Olicom. The authorized capital stock of MergerSub as of March 14, 1997, consisted of 1,000 shares of MergerSub Common Stock, all of which were issued and outstanding and held by Olicom. All outstanding shares of Olicom and MergerSub have been duly authorized, validly issued, fully paid and are nonassessable and free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon the holders thereof.

     (b) As of March 14, 1997, there were unexercised options and warrants to purchase 663,200 shares of Olicom Common Stock that had been granted to employees and directors and were outstanding pursuant to the Olicom Share Incentive Plans (as defined in Section 8.1). Except for (i) the rights created pursuant to this Agreement, and (ii) options that may be granted pursuant to an Olicom Share Incentive Plan by Olicom subsequent to the date hereof, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Olicom or MergerSub is a party or by which either of them is bound obligating Olicom or MergerSub to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Olicom or MergerSub or obligating Olicom or MergerSub to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. The shares of Olicom Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and non-assessable and free of preemptive rights. The Warrants to be issued pursuant to the Merger will be duly authorized, validly issued and fully paid, and the shares of Olicom Common Stock issuable on exercise of the Warrants to which they relate (the "Warrant Shares"), will be duly authorized, validly issued, fully paid, and nonassessable and free of preemptive rights.

     (c) Olicom is the owner of all outstanding shares of capital stock of each of its subsidiaries, and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such subsidiary are owned by Olicom free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Olicom or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

     (d) Except as disclosed in the Olicom SEC Documents (as defined in Section 3.5), Olicom does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     3.3 Authority. Olicom and MergerSub have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Olicom and MergerSub, subject to the approval of the Merger by Olicom's stockholders as contemplated by Section 6.1(a)(ii). This Agreement has been duly executed and delivered by Olicom and MergerSub and constitutes the valid and binding obligations of Olicom and

MergerSub enforceable against Olicom and MergerSub, as the case may be, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and general principles of equity. The execution and delivery of this Agreement do not and, except for any required approval by Olicom's stockholders as set forth in Section 3.22 and the authorization of the Board of Directors of Olicom to increase the share capital of Olicom for the purposes of providing Olicom Common Stock for exchange as the Merger Consideration, the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, (i) any provision of the Articles of Association or Rules of Procedure or equivalent organizational documents of any of Olicom's subsidiaries, as amended, or (ii) any mortgage or indenture, or material lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Olicom or any of its subsidiaries or their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of clause (ii) is not reasonably likely to have a Material Adverse Effect on Olicom.


     3.4 Governmental Authorization. Olicom and each of its subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization that is required for the operation of Olicom's or any of its subsidiaries' businesses (collectively, the "Olicom Authorizations"), and all of such Olicom Authorizations are in full force and effect, except where the failure to obtain or maintain any of such Olicom Authorizations would not have a Material Adverse Effect on Olicom and its subsidiaries, taken as a whole. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or, to the knowledge of Olicom, with respect to Olicom or any of its subsidiaries in connection with the execution and delivery of this Agreement by Olicom and MergerSub or the consummation by Olicom and MergerSub of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2, (ii) the filing with the Commission and NASD of the Registration Statement, (iii) other filings under the Securities Act or the Exchange Act, (iv) any filings as may be required under applicable state securities laws and the securities laws of any foreign country, (v) such filings as may be required under HSR, (vi) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the Warrants, the Warrant Shares, the shares of Olicom Common Stock issuable upon the exchange of the CrossComm Common Stock in the Merger and upon exercise of the options under the CrossComm Option Plans assumed by Olicom, and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would have a Material Adverse Effect on Olicom and its subsidiaries, taken as a whole, and would prevent or materially alter or delay any of the transactions contemplated by this Agreement.


     3.5 SEC Documents. Olicom has made available to CrossComm a true and complete copy of each notice, information statement, report, schedule, registration statement and definitive proxy statement filed with the Commission by Olicom since December 31, 1995; and prior to the Effective Time, Olicom will have furnished CrossComm with true and complete copies of any additional documents filed with the Commission by Olicom after such date and prior to the Effective Time (collectively, the "Olicom SEC Documents"). All documents required to be filed as exhibits to the Olicom SEC Documents have been so filed. As of their respective filing dates, the Olicom SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and none of the Olicom SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently-filed Olicom SEC Document.

     3.6 Financial Statements. Olicom has furnished to CrossComm true, complete and accurate copies of Olicom's consolidated unaudited financial statements at and for the fiscal year ended December 31, 1996, which financial statements include, among other things, the consolidated balance sheet of Olicom at December 31, 1996, and the related consolidated statements of income and cash flows for the period then ended (such financial statements are collectively referred to herein as the "Olicom 1996 Financial Statement"). The consolidated financial statements of Olicom, together with, in each case, the notes thereto, included in the Olicom SEC Documents and the Olicom 1996 Financial Statement (collectively, the "Olicom Financial Statements") complied or will comply as to form in all material respects with applicable accounting requirements and, to the extent filed with the Commission, with the published rules and regulations of the Commission with respect thereto as of their respective dates, and have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited statements included in its Reports on Form 6-K, subject to normal, recurring year-end adjustments). The Olicom Financial Statements fairly present or will present the consolidated financial condition and operating results of Olicom and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments which were not and are not expected to be material in amount) in all material respects. All reserves established by Olicom with respect to its assets are adequate.

     3.7 Absence of Certain Changes. Since December 31, 1996 (the "Olicom Balance Sheet Date"), Olicom has conducted its business in the ordinary course consistent with past practice, and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that would result in a Material Adverse Effect to Olicom; (ii) an event described in Section 4.1 (as to Olicom); or (iii) any negotiation or agreement by Olicom or any of its subsidiaries to do any of the things described in the preceding clauses (i) or
(ii) (other than negotiations with CrossComm and its representatives regarding the transactions contemplated by this Agreement).

     3.8 Absence of Undisclosed Liabilities. Olicom has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the balance sheet included in the Olicom 1996 Financial Statement (the "Olicom Balance Sheet"),
(ii) those not required to be set forth in the Olicom Balance Sheet under GAAP,
(iii) those incurred in the ordinary course of business since the Olicom Balance Sheet Date and consistent with past practice, and (iv) those incurred in connection with the execution and delivery of this Agreement.

     3.9 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Olicom or any of its subsidiaries, threatened against Olicom or any of its subsidiaries or any of their respective properties that is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Olicom and its subsidiaries, taken as a whole.

     3.10 Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or decree binding upon Olicom or any of its subsidiaries which has the effect or is reasonably likely to have the effect of prohibiting or materially impairing the conduct of business by Olicom or any of its subsidiaries as currently conducted. Section 3.10 of the Olicom Disclosure Letter contains a true and complete list or brief description of any agreements or arrangements restricting Olicom's ability to compete in the marketplace, and any joint venture contract or arrangement or any other agreement which involves or is expected to involve a sharing of profits with other persons.

     3.11 Title to Property. Olicom and its subsidiaries have good and valid title to all of their respective properties, interests in properties and assets, real and personal, acquired after the Olicom Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Olicom Balance Sheet Date in the ordinary course of business), or in the case of leased properties and assets, valid leasehold interests therein, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable,
(ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt which is reflected on the Olicom Balance Sheet, or (iv) those which would not have a Material Adverse Effect on Olicom and its subsidiaries, taken as a whole. The plants, property and equipment of Olicom and its subsidiaries that are used in the operations of their businesses are in good operating condition and repair, reasonable wear and tear excepted. All properties used in the operations of Olicom and its subsidiaries are reflected in the Olicom Balance Sheet to the extent GAAP requires the same to be reflected.

     3.12 Intellectual Property.

     (a) To its knowledge, Olicom and its subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, all Intellectual Property that is used in or necessary to conduct the business of Olicom and its subsidiaries as currently conducted by Olicom and its subsidiaries.

     (b) To Olicom's knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Olicom or any of its subsidiaries, any trade secret material to Olicom or any of its subsidiaries, or any Third Party Intellectual Property Right to the extent licensed by or through Olicom or any of its subsidiaries, by any third party, including any employee or former employee of Olicom or any of its subsidiaries.

     (c) Olicom is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations pursuant hereto, in breach of any license, sublicense or other agreement relating to any Intellectual Property or Third Party Intellectual Property Rights, the breach of which would have or would be reasonably likely to have a Material Adverse Effect on Olicom and its subsidiaries, taken as a whole.

     (d) To Olicom's knowledge, all patents, registered trademarks, registered service marks and copyright registrations held by Olicom are valid and subsisting. Neither Olicom nor any of its subsidiaries (i) is a party to any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party, or (ii) has brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. To Olicom's knowledge, the manufacture, marketing, licensing or sale of Olicom's products do not infringe any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party.

     (e) Olicom has a policy to secure valid written assignments from all consultants and employees who contribute or have contributed to the creation or development of Intellectual Property of the rights to such contributions that Olicom does not already own by operation of law. All use, disclosure or appropriation of Confidential Information owned by Olicom by or to a third party has been pursuant to the terms of a written agreement between Olicom (or a subsidiary of Olicom) and such third party. All use, disclosure or appropriation of Confidential Information not owned by Olicom has been pursuant to the terms of a written agreement between Olicom (or a subsidiary of Olicom) and the owner of such Confidential Information, or is otherwise lawful.

     3.13 Environmental Matters. Olicom and each of its subsidiaries (i) have obtained all applicable Environmental Permits that are required for the ownership, use, or operation of their facilities (and equipment and structures thereon) to comply with applicable laws relating to health, pollution, protection of the environment or a community's right to know, including Environmental Laws, and (ii) are in compliance with all terms and conditions of such Environmental Permits, and also are in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such Environmental Laws or contained in any judicial or administrative judgment or decision arising thereunder, except where such failure to comply is not reasonably likely to have a Material Adverse Effect on Olicom and its subsidiaries, taken as a whole.

     3.14 Taxes. Olicom and each of its subsidiaries have timely filed all Tax Returns required to be filed by any of them, have paid all Taxes shown thereon to be due and have provided adequate accruals in accordance with GAAP in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any Tax Returns. Except as disclosed in the Olicom Disclosure Letter, (i) no material claim for Taxes has become a lien against the property of Olicom or any of its subsidiaries or is being asserted against Olicom or any of its subsidiaries, other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of Olicom or any of its subsidiaries is being conducted by a Tax Authority, (iii) no extension of the statute of limitations on the assessment of any Taxes has been granted to Olicom or any of its subsidiaries and is currently in effect, and (iv) there is no agreement, contract or arrangement to which any United States subsidiary of Olicom is a party that may result in the payment of any amount that would not be deductible by reason of Sections 280G or 404 of the Code. Olicom has not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Sections 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed by Olicom or any of its subsidiaries prior to the Merger. Neither Olicom nor any of its subsidiaries is a party to any tax sharing or tax allocation agreement, nor does Olicom or any of its subsidiaries owe any amount under any such agreement(s). Olicom and each of its subsidiaries are in full compliance with all terms and conditions of any Tax exemptions or other Tax-sharing agreement or order of a foreign government, and the consummation of the Merger shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions or other Tax-sharing agreement or order.

     3.15 Employee Benefit Plans.

     (a) As used in this Section 3.15, "Olicom Employee Plans" means, with respect to Olicom, Inc., a Delaware corporation ("Olicom USA"), (i) all employee benefit plans subject to ERISA, (ii) any stock option, stock purchase, phantom stock or stock appreciation right, (iii) all supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance, bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements which are not employee benefit plans as otherwise covered under clause (i) above, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Olicom USA and that do not generally apply to all employees, and
(v) any current or former employment, executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Olicom of greater than $25,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of CrossComm, but excluding any plan or arrangement maintained or sponsored by any non-domestic entity.

     (b) (i) Other than continued health care coverage required under COBRA or applicable law, none of the Olicom Employee Plans promises or provides retiree medical or other retiree or post termination welfare benefits to any person;
(ii) there has been no "prohibited transaction" with respect to any Olicom Employee Plan which is reasonably likely to have a Material Adverse Effect on Olicom USA; (iii) each Olicom Employee Plan is in material compliance with the requirements prescribed by all statutes, rules and regulations (including ERISA and the Code) and has been administered in all material respects in accordance with its terms and in material compliance with the requirements prescribed by all statutes, rules and regulations (including ERISA and the Code), and Olicom USA and each ERISA Affiliate have performed all obligations required to be performed by them under, are not in any respect in material default under or violation of, and have no knowledge of any material default or material violation by any other party to, any of the Olicom Employee Plans; (iv) neither Olicom USA nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Olicom Employee Plans which is reasonably likely to have a Material Adverse Effect on Olicom USA; (v) all contributions required to be made by Olicom USA or any ERISA Affiliate to any Olicom Employee Plan have been made on or before their due dates, and a reasonable amount has been accrued for contributions to each Olicom Employee Plan for the current plan years; (vi) with respect to each Olicom Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Sections 4062, 4063 or 4041 or ERISA has occurred; and
(vii) no Olicom Employee Plan is covered by, and neither Olicom USA nor any ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code. With respect to each Olicom Employee Plan subject to ERISA as either an employee pension plan within the meaning of
Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of
Section 3(1) of ERISA, Olicom USA has prepared in good faith and timely filed all required governmental reports (which were true and correct as of the date filed), and Olicom USA has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Olicom Employee Plan. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Olicom, is threatened, against or with respect to any such Olicom Employee Plan, including, without limitation, any audit or inquiry by the Internal Revenue Service or Department of Labor, and no event (other than routine claims for benefits) has occurred and no set of circumstances have occurred in connection with any Olicom

Employee Plan for which Olicom or any of its affiliates or subsidiaries could be subject to any material liability. Neither Olicom USA nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan," as defined in Section 3(37) of ERISA.

     (c) With respect to each Olicom Employee Plan, Olicom USA has complied in all material respects with (i) the applicable health care continuation and notice provisions of COBRA and the proposed regulations thereunder, (ii) the applicable requirements of the Family Leave Act of 1993 and the regulations thereunder, and (iii) Section 609 of ERISA.

     3.16 Employee Matters. Olicom and each of its subsidiaries are in compliance in all respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in such unfair labor practices would not have a Material Adverse Effect on Olicom and its subsidiaries, taken as a whole. Neither Olicom nor any of its subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that would not have a Material Adverse Effect on Olicom. Neither Olicom nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract, nor does Olicom nor any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees.

     3.17 Certain Agreements. Olicom has not breached or received in writing any claim or threat that it has breached any of the terms of conditions of any material agreement, contract or commitment (each, a "Olicom Material Contract") in such a manner as would permit any other party to cancel or terminate the same or would permit any other party to collect material damages from Olicom under any Olicom Material Contract.

     3.18 Compliance With Laws. Each of Olicom and its subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any applicable statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not have a Material Adverse Effect on Olicom and its subsidiaries, taken as a whole.

     3.19 Brokers' and Finders' Fees. Except for payment obligations to Alex. Brown & Sons Incorporated, Olicom has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees in connection with this Agreement or any transaction contemplated hereby.

     3.20 Registration Statement; Joint Proxy Statement/Prospectus. The information supplied by Olicom and MergerSub for inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the Commission, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Olicom for inclusion in the Joint Proxy Statement shall not, on the date the Joint Proxy Statement is first mailed to Olicom's stockholders in connection with the meeting of Olicom's stockholders to consider the Merger (the "Olicom Stockholders' Meeting"), at the time of the CrossComm Stockholders' Meeting or the Olicom Stockholders' Meeting, and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the CrossComm Stockholders' Meeting or the Olicom Stockholders' Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Olicom or MergerSub which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Olicom or MergerSub will promptly inform CrossComm. Notwithstanding the foregoing, Olicom and MergerSub make no representation, warranty or covenant with respect to any information supplied by CrossComm which is contained in any of the foregoing documents.

     3.21 Opinion of Financial Advisor. Olicom has been advised in writing by its financial advisor, Alex. Brown & Sons Incorporated, that in such advisor's opinion as of the date hereof, the consideration to be paid by Olicom is fair to Olicom from a financial point of view.

     3.22 Vote Required. The affirmative vote of a majority of the votes cast at the Olicom Stockholders' Meeting is the only vote of the holders of any of Olicom's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     3.23 Board Approval. The Boards of Directors of Olicom and MergerSub have prior to the date hereof unanimously (i) approved the Merger, (ii) determined that the Merger is in the best interests of their respective stockholders and is on terms that are fair to such stockholders, (iii) delegated to the Chairman of the Board and the Managing Director the authority to approve the Agreement and
(iv) determined to recommend that the stockholders of Olicom approve this Agreement (upon its execution and delivery on behalf of Olicom pursuant to the foregoing authorization) and the consummation of the Merger.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business of CrossComm and Olicom. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, each of CrossComm and Olicom agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by the other), to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay and to cause its subsidiaries to pay debts and Taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other obligations when due, and to use all reasonable efforts (under the circumstances) to preserve intact its and its subsidiaries' present business organizations, use its reasonable efforts to keep available the services of its and its subsidiaries' present officers and key employees and use its reasonable efforts consistent with past practice to preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it or its subsidiaries, to the end that its and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time. Each of CrossComm and Olicom agrees to promptly notify the other of any event or occurrence which would have a Material Adverse Effect. Without limiting the foregoing, except as expressly contemplated by this Agreement, neither CrossComm nor Olicom shall do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of the other:

          (a) Cause or permit any amendments to the Certificate of Incorporation or Bylaws (in the case of CrossComm), the Articles of Association or Rules of Procedure, except as may be required to increase the share capital of Olicom (in the case of Olicom), or equivalent charter or organizational documents of any subsidiary;

          (b) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries;

          (c) Take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) and (b) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

     4.2 Conduct of Business of CrossComm. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, CrossComm shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Olicom:

          (a) Enter into any customer or vendor contract or commitment (or violate, amend or otherwise modify or waive any of the terms of any of its contracts) except for (i) contracts or commitments with respect to customers and vendors with commitments that do not extend beyond June 30, 1997, that were entered into (and violations, amendments, modifications and waivers of such contracts) in the ordinary course of business consistent with past practice in an amount less than $500,000 in any one case; (ii) contracts or commitments with respect to customers and vendors with commitments that extend beyond June 30, 1997, that were entered into (and violations, amendments, modifications and waivers of such contracts) in the ordinary course of business consistent with past practice in an amount less than $200,000; and (iii) contracts or commitments with respect to customers and vendors that were entered into (and violations, amendments, modifications and waivers of such contracts) not in the ordinary course of business consistent with past practice in an amount less than $100,000 in any one case (Olicom agrees (1) to use its best efforts to respond to requests from CrossComm with respect to waivers of the foregoing within twelve (12) business hours, and (2) not to unreasonably withhold consent).

          (b) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of CrossComm Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of March 14, 1997;

          (c) Transfer or license to any person or entity any rights to its Intellectual Property which are material, individually or in the aggregate, to its and its subsidiaries' businesses, taken as a whole, other than in the ordinary course of business consistent with past practice, or enter into any license to use Third Party Intellectual Property Rights;

          (d) Enter into or amend any agreements pursuant to which any other party is granted distribution rights with respect to any of its products or technology;

          (e) Sell, lease or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its subsidiaries' businesses, taken as a whole;

          (f) (i) Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except in the ordinary course of business consistent with past practice; or (ii) except to the extent of reserves therefor reflected on the CrossComm Balance Sheet, pay, discharge or satisfy in an amount in excess of $25,000 in any one case, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of current liabilities reflected or reserved against in the CrossComm Financial Statements;

          (g) Enter into any operating lease, except in the ordinary course of business consistent with past practice;

          (h) Make any material capital expenditures, capital additions or capital improvements in an amount greater than $50,000 in any one instance;

          (i) Materially increase or reduce the amount of any material insurance coverage provided by existing insurance policies;

          (j) Except, in each instance, to the extent set forth in the CrossComm Disclosure Letter, adopt or amend any employee benefit or stock purchase or option plan; accelerate, amend or change the period of exercisability or vesting of options or other rights granted under, or take any similar action regarding any CrossComm Option Plan that is reasonably likely to have a Material Adverse Effect on CrossComm and its subsidiaries, taken as a whole, or authorize cash payments in exchange for any options or other rights granted under any of such plans; employ any new officer level employee or any director level employee;

     promote any employee to an officer or director level position; pay any special bonus or special remuneration to any employee or director; or increase the salaries or wage rates of officer or director level employees;

          (k) Grant any severance or termination pay to any director, officer or employee except payments made pursuant to written agreements outstanding on March 14, 1997;

          (l) Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Olicom prior to the filing of such a suit, or (iii) for a breach of this Agreement;

          (m) Acquire or agree to acquire (or permit any of its subsidiaries to acquire or agree to acquire) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, or acquire or agree to acquire any equity securities of any corporation, partnership, association or business organization;

          (n) Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (o) Fail to give such notices and other information required to be given to the employees of CrossComm, any collective bargaining unit representing any group of employees of CrossComm, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA, and other applicable law in connection with the transactions provided for in this Agreement;

          (p) Revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or

          (q) Take or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (p) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

     4.3  No Solicitation.

     (a) CrossComm and its subsidiaries, together with the officers, directors, employees or other agents of CrossComm and its subsidiaries, (i) shall not, directly or indirectly, take any action to solicit, initiate or encourage any inquiries or proposals that constitute, or which could reasonably be expected to lead to, an Acquisition Proposal (as defined in Section 4.3(d)), (ii) shall not, directly or indirectly, subject to the terms of the immediately following sentence, engage in negotiations or discussions with, or disclose any nonpublic information relating to CrossComm or any of it subsidiaries to, or afford access to the properties, books or records of CrossComm or any of its subsidiaries to, any person with regard to an Acquisition Proposal, and (iii) shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person, firm or entity conducted heretofore with respect to any of the foregoing and shall inform any such person, firm or entity of the obligations undertaken by CrossComm in this Section 4.3; provided, however, that nothing herein shall prohibit the CrossComm Board from taking and disclosing to CrossComm's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Notwithstanding the immediately preceding sentence, if (1) an unsolicited bona fide written Acquisition Proposal, or an unsolicited bona fide expression of interest that CrossComm reasonably expects could lead to a Acquisition Proposal, shall be received by the CrossComm Board, (2) the CrossComm Board believes in good faith that such Acquisition Proposal would, if consummated, result in a transaction more favorable to CrossComm's stockholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to herein as a "Superior Proposal"), (3) the CrossComm Board determines in good faith that it is necessary for the CrossComm Board to comply with its fiduciary duties to CrossComm's stockholders under applicable law by considering the Superior Proposal and taking actions consistent herewith with respect thereto, and (4) that the party making such Superior Proposal has the financial means, or the ability to obtain the necessary financing, to consummate such transaction (it being understood that nothing herein shall prohibit CrossComm from engaging in discussions with such party for the limited purpose of determining that such party has the financial means, or ability to obtain the necessary financing, to consummate such transaction), then CrossComm and its subsidiaries, together with their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives, may (consistent with the provisions hereof) furnish in connection therewith information, enter into discussions and negotiations, recommend such Superior Proposal to CrossComm's stockholders and take such other actions as are consistent with the fiduciary obligations of the CrossComm Board, and such actions shall not be considered a breach of this Section 4.3 or any other provisions of this Agreement, provided that, in each such event, CrossComm notifies Olicom of such determination by the CrossComm Board and provides Olicom with a written summary in reasonable detail of the Superior Proposal (including the identity of the offeror and the terms thereof) received from such third party, together with a copy of all documents containing or referring to non-public information of CrossComm that are supplied to such third party and that were not previously supplied to Olicom; and provided, further, that in order for the foregoing actions to not be considered a breach of this Section 4.3 or any other provision of this Agreement, (x) CrossComm shall not provide any material non-public information to any such third party if it has not prior to the date thereof provided such information to Olicom or Olicom's representatives, and (y) CrossComm provides such non-public information pursuant to a binding non-disclosure agreement with terms no less favorable as to confidential information as the Confidentiality Agreement (as defined in Section 5.4).

     (b) Notwithstanding anything to the contrary in this Agreement, CrossComm shall not permit the CrossComm Board to adopt any Acquisition Proposal unless CrossComm shall have terminated this Agreement pursuant to Section 7.1(g) and paid Olicom all amounts payable to Olicom pursuant to Section 7.3(b) and (d).

     (c) CrossComm shall notify Olicom promptly (and, in any event, no later than 24 hours), orally and in writing, after receipt by CrossComm (or its advisors) of any Acquisition Proposal or obtaining actual knowledge that any person is submitting an Acquisition Proposal or any request for non-public information relating to CrossComm or any of its subsidiaries or for access to the properties, books or records of CrossComm or any of its subsidiaries by any person that has advised CrossComm that it may be considering making, or that has made, an Acquisition Proposal and will keep Olicom fully informed of the status and details of any such Acquisition Proposal, notice, request or any correspondence or communications related thereto and shall provide Olicom with a written summary in reasonable detail of such Acquisition Proposal, notice or request or correspondence or communications related thereto (including the identity of the offeror and the complete terms and conditions of such Acquisition Proposal).

     (d) For purposes of this Agreement, "Acquisition Proposal" means any written offer or proposal for, or any written indication of interest in, a merger or other business combination involving CrossComm or the acquisition of 25% or more of the outstanding shares of capital stock of CrossComm, or the sale or transfer of all or substantially all of the assets (excluding the sale or disposition of assets in the ordinary course of business) of CrossComm, other than the transactions contemplated by this Agreement.

     (e) Nothing in this Section 4.3 shall (x) permit CrossComm to terminate this Agreement (except as specifically provided in Section 4.3(b) or Article
VII), (y) permit CrossComm to enter into any agreement with respect to an Acquisition Proposal during the term of this Agreement (it being agreed that during the term of this Agreement, no party shall enter into any agreement with any person that provides for, or in any way facilitates, an Acquisition Proposal (other than (i) a confidentiality agreement in the form described herein and information provided in accordance with Section 4.3(a), and (ii) as set forth in
Section 4.3(b)), or (z) affect any other obligation of CrossComm under this Agreement.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 Joint Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution and delivery of this Agreement, CrossComm and Olicom shall prepare and file with the Commission the Joint Proxy Statement, and Olicom shall file with the Commission a Registration Statement on Form F-4 (or such other or successor form as shall be appropriate), which complies in form with applicable Commission requirements. Olicom and CrossComm shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. Each of Olicom and CrossComm will notify the other promptly of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff or any other government officials for amendments or supplements to the Registration Statement or any other filing or for additional information and will supply the other with copies of all correspondence between such company or any of its representatives, on the one hand, and the Commission, or its staff or any other government officials, on the other hand, with respect to the Registration Statement or other filing. The Registration Statement and the other filings shall comply in all material respects with all applicable requirements of law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Registration Statement or any other filing, Olicom or CrossComm, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the Commission or its staff or any other government officials, and/or mailing to stockholders of Olicom and CrossComm, such amendment or supplement. The Joint Proxy Statement shall include the recommendation of the CrossComm Board and the Board of Directors of Olicom in favor of the Merger; provided, however, that the recommendation of the CrossComm Board may be withdrawn if the CrossComm Board believes in good faith that a Superior Proposal has been made or shall determine in good faith that to not withdraw such recommendation would constitute a breach of the CrossComm Board's fiduciary duty to stockholders under applicable law.

     5.2  Meetings of Stockholders.

     (a) Promptly after the date hereof, CrossComm shall take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the CrossComm Stockholders' Meeting as promptly as practicable after the Registration Statement is declared effective by the Commission. CrossComm shall consult with Olicom regarding the date of the CrossComm Stockholders' Meeting and use all reasonable efforts not to postpone or adjourn (other than for the absence of a quorum) the CrossComm Stockholders' Meeting without the consent of Olicom, which consent shall not be required where CrossComm determines in good faith that it is necessary to postpone or adjourn the CrossComm Stockholders' Meeting in order to comply with its fiduciary duties to stockholders under applicable law. Subject to Section 5.1, CrossComm shall use its best efforts to solicit from stockholders of CrossComm proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders required to effect the Merger.

     (b) Promptly after the date hereof, Olicom shall take all action necessary in accordance with the Companies Act, its Articles of Association and Rules of Procedure to convene the Olicom Stockholders' Meeting as promptly as practicable after the Registration Statement is declared effective by the Commission. Olicom shall consult with CrossComm regarding the date of the Olicom Stockholders' Meeting and use all reasonable efforts not to postpone or adjourn (other than for the absence of a quorum) the Olicom Stockholders' Meeting without the consent of CrossComm. Subject to Section 5.1, Olicom shall use its best efforts to solicit from stockholders of Olicom proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders required to effect the Merger.

     5.3  Access to Information; Advice of Changes.

     (a) Until the earlier of the Effective Time or the termination of this Agreement, CrossComm shall afford Olicom and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of CrossComm's and its subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of CrossComm and its subsidiaries as Olicom may reasonably request. CrossComm agrees to provide to Olicom and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

     (b) Until such time as the Registration Statement is declared effective by the Commission or the earlier termination of this Agreement, Olicom shall afford CrossComm and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to such information concerning the business, properties and personnel of Olicom and its subsidiaries as CrossComm may reasonably request. Olicom agrees to provide to CrossComm and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

     (c) Subject to compliance with applicable law, from the date hereof until the earlier of the Effective Time or the termination of this Agreement, each of Olicom and CrossComm shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.

     (d) No information or knowledge obtained in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     (e) Each party hereto shall promptly advise the other parties hereto in writing of (i) any event occurring subsequent to the date of this Agreement which would render any representation or warranty of such advising party contained in this Agreement, if made on or as of the date of such event or the date of the Closing, untrue or inaccurate in any material respect and (ii) any material change in such advising party's business.

     5.4 Confidentiality. The parties acknowledge that each of Olicom and CrossComm have previously executed a non-disclosure agreement dated November 27, 1996 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

     5.5 Public Disclosure. Unless otherwise permitted by this Agreement, Olicom and CrossComm shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release with respect to the Merger or the transactions contemplated hereby or make any public filing with respect thereto without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law, or in exercise of the fiduciary duties of a board of directors, or by obligations pursuant to any listing agreement with any national securities exchange or with Nasdaq.

     5.6 Consents; Cooperation. Each of Olicom and CrossComm shall promptly apply for or otherwise seek, and use its best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, including those required under HSR, and shall use its reasonable efforts to obtain all necessary consents, waivers and approvals under any of the CrossComm Material Contracts or Olicom Material Contracts, as the case may be, in connection with the Merger for the assignment thereof or otherwise, except where the failure to obtain such consents under CrossComm Material Contracts or Olicom Material Contracts, as the case may be, would not have a Material Adverse Effect on CrossComm or Olicom, as the case may be. The parties hereto shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal or state antitrust or fair trade law.

     5.7 Affiliate Agreements. Section 5.7 of the CrossComm Disclosure Letter sets forth those persons who may be deemed "Affiliates" of CrossComm within the meaning of Rule 145 promulgated under the Securities Act ("Rule 145"). CrossComm shall provide Olicom such information and documents as Olicom shall reasonably request for purposes of reviewing such list, and shall notify CrossComm in writing with respect to any change in the identity of its Affiliates prior to the Closing Date. CrossComm shall use its best efforts to deliver or cause to be delivered to Olicom, concurrently with the execution and delivery of this Agreement (and in each case at least 30 days prior to the Effective Time) from each of the Affiliates of CrossComm, an executed Affiliate Agreement in the form attached hereto as Exhibit C. Olicom and MergerSub shall be entitled to place appropriate legends on the certificates evidencing any Olicom Common Stock to be received by such Affiliates of CrossComm pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Olicom Common Stock, consistent with the terms of such Affiliate Agreements.

     5.8  Voting Agreements.

     (a) Concurrently with the execution and delivery of this Agreement, CrossComm shall use its best efforts to cause Tadeusz Witkowicz to execute and deliver to Olicom a voting agreement substantially in the form of Exhibit D attached hereto.

     (b) Concurrently with the execution and delivery of this Agreement, Olicom shall use its best efforts to cause Lars Stig Nielsen to execute and deliver to CrossComm a voting agreement substantially in the form of Exhibit E attached hereto.

     5.9 Legal Requirements. Each of Olicom, MergerSub and CrossComm shall, and shall cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement, will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement, and shall take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     5.10 Blue Sky Laws. Olicom shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Olicom Common Stock in connection with the Merger.


     5.11  Employee Benefit Plans.


     (a) As used herein, the "Option Exchange Ratio" shall equal (1) the sum of
(x) $5.00, (y) the Warrant Exchange Ratio times the Warrant Unit Consideration (as defined in the immediately succeeding sentence) and (z) the Exchange Ratio times the Final Closing Price, divided by (2) the Final Closing Price. The value of a Warrant (the "Warrant Unit Consideration") shall be calculated using the Black-Scholes Formula using a volatility equal to the 52-week historical weekly volatility of Olicom Common Stock and a risk-free rate of interest equal to the yield to maturity for a United States Treasury Note with a three-year maturity, as reported by Bloomberg on its historical yield curve page, and shall be determined by and agreed upon by each of the financial advisors to Olicom and CrossComm prior to the Closing, which agreement shall not be unreasonably withheld.

     (b) At the Effective Time, the CrossComm Stock Option Plans and each outstanding option to purchase shares of CrossComm Common Stock under the CrossComm Stock Option Plans, whether vested or unvested, shall be assumed by Olicom. Section 5.11 of the CrossComm Disclosure Letter sets forth a true and complete list as of March 14, 1997, of all holders of outstanding options under the CrossComm Stock Option Plans, including the number of shares of CrossComm capital stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, CrossComm shall deliver to Olicom an updated Section 5.11 of the CrossComm Disclosure Letter current as of such date. Each such option so assumed by Olicom under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the CrossComm Stock Option Plans and the documents governing the outstanding options under those plans, immediately prior to the Effective Time, except that (i) such option shall be exercisable for that number of whole shares of Olicom Common Stock equal to the product of the number of shares of CrossComm Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Option Exchange Ratio and rounded down to the nearest whole number of shares of Olicom Common Stock, and (ii) the per share exercise price for the shares of Olicom Common Stock issuable upon exercise of such assumed option shall be equal to the quotient determined by dividing the exercise price per share of CrossComm Common Stock at which such option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent. Consistent with the terms of the CrossComm Option Plans and the documents governing the options outstanding under such plans and except as set forth in the CrossComm Disclosure Letter, the Merger shall not terminate any of the outstanding options under such plans or accelerate the exercisability or vesting of such options or the shares of Olicom Common Stock which will be subject to such options upon Olicom's assumption of the options in the Merger. It is the intention of the parties that any assumption of "incentive stock options" (as defined in Section 422 of the Code) ("ISOs") shall comply with
Section 424 of the Code such that ISOs so assumed by Olicom shall qualify following the Effective Time as ISOs if and to the extent that such options qualified as ISOs prior to the Effective Time. As soon as reasonably practical, but in no event more than 25 days after the Effective Time, Olicom will issue to each person who, immediately prior to the Effective Time, was a holder of an outstanding option under the CrossComm Option Plans a document reasonably evidencing the foregoing assumption of such option by Olicom.

     (c) Outstanding purchase rights under the CrossComm ESPP shall be exercised or assumed, and the CrossComm ESPP shall be terminated, as follows:

          (i) If it is determined on or before June 20, 1997, that the Effective Time shall occur before July 1, 1997, the CrossComm Board shall give notice to the holders of all outstanding purchase rights under the CrossComm ESPP in accordance with clause (c) of the second paragraph of Section 16 of the CrossComm ESPP, and each such outstanding purchase right shall be deemed to be exercised as described in such clause. The CrossComm ESPP, and all outstanding purchase rights thereunder, shall terminate with such exercise date, and no purchase rights shall be subsequently granted or exercised under the CrossComm ESPP.

          (ii) If it is determined on or before June 20, 1997, that the Effective Time shall occur on or after July 1, 1997, CrossComm shall take such actions as are necessary to cause the Offering (as defined in the CrossComm ESPP) scheduled to commence on July 1, 1997, to be postponed until the earlier of such time as is determined by the Surviving Corporation or the termination of this Agreement.

          (iii) Section 5.11(c) of the CrossComm Disclosure Letter hereto sets forth a true and complete list as of the date hereof of all holders of outstanding purchase rights under the CrossComm ESPP, including the payroll deduction amount elected by each holder and the price per share of CrossComm Stock at the beginning of the current Offering. On the Closing Date, CrossComm shall deliver to Olicom an updated Section 5.11(c) of the CrossComm Disclosure Letter current as of such date.


     5.12  Letter of Olicom's and CrossComm's Accountants.


     (a) Olicom shall use all reasonable efforts to cause to be delivered to CrossComm a Procedures Letter pursuant to SAS 76 of Olicom's independent auditors, dated the date on which the Registration Statement shall become effective and addressed to Olicom and CrossComm, in form reasonably satisfactory to CrossComm and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     (b) CrossComm shall use all reasonable efforts to cause to be delivered to Olicom a Procedures Letter pursuant to SAS 76 of CrossComm's independent auditors, dated the date on which the Registration Statement shall become effective and addressed to Olicom and CrossComm, in form reasonably satisfactory to Olicom and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     5.13 Directorship. In connection with the meeting of Olicom's stockholders called for the purpose of approving this Agreement and the transactions contemplated hereby, Olicom shall nominate Tadeusz Witkowicz as a director for a term of one year, and use its best efforts to secure his election as a director of Olicom.

     5.14 Form S-8. Olicom agrees to file, no later than 25 days after the Closing, a registration statement on Form S-8 covering the shares of Olicom Common Stock issuable pursuant to outstanding options under the CrossComm Option Plans assumed by Olicom. CrossComm shall cooperate with and assist Olicom in the preparation of such registration statement.

     5.15  Indemnification

     (a) For a period of six years after the Effective Time, Olicom shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the present and former officers, directors, employees, fiduciaries and agents of CrossComm (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the fullest extent permitted by applicable law and to the fullest extent provided under CrossComm's Certificate of Incorporation and Bylaws or any indemnification agreement with CrossComm officers and directors to which CrossComm is a party, in each case in effect on the date hereof; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable law. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to this Agreement or the transactions contemplated hereby occurring on or prior to the Effective Time, Olicom shall, or shall cause the Surviving Corporation to, pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith.

     (b) After the Effective Time and until July 14, 1999, Olicom shall provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by CrossComm's officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date hereof; provided, however, that in satisfying its obligation under this Section, Olicom shall not be obligated to expend in any one year in excess of $200,000 for such coverage, and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.15, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

     (c) To the extent there is any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) against an Indemnified Party that arises out of or pertains to any action or omission in his or her capacity as a director, officer, employee, fiduciary or agent of CrossComm occurring prior to the Effective Time, or arises out of or pertains to the transactions contemplated by this Agreement for a period of six years after the Effective Time (whether arising before or after the Effective Time), such Indemnified Party shall be entitled to be represented by counsel and following the Effective Time (i) any counsel retained by the Indemnified Parties shall be reasonably satisfactory to the Surviving Corporation and Olicom (it being agreed that Hale and Dorr LLP is reasonably satisfactory), (ii) the Surviving Corporation and Olicom shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, and (iii) the Surviving Corporation and Olicom will cooperate in the defense of any such matter; provided, however, that neither the Surviving Corporation nor Olicom shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the final disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

     (d) The provisions of this Section 5.15 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, and his or her heirs and representatives.

     5.16 Listing of Additional Shares, Warrants and Warrant Shares. Prior to the Effective Time, Olicom shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares referred to in Section 6.1(f), and with respect to the Warrants, shall file a Nasdaq National Market Application for Initial Inclusion and shall use its best efforts to receive an approval letter from Nasdaq with respect thereto.

     5.17 Best Efforts and Further Assurances. Each of the parties to this Agreement shall use its best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to Closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

          (a) This Agreement and the Merger shall have been approved and adopted
     (i) by the requisite vote of the stockholders of CrossComm (as described in Section 2.23) under Delaware Law, and (ii) by the requisite vote of the stockholders of Olicom (as described in Section 3.22).

          (b) The Commission shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued, and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement, shall have been initiated or threatened by the Commission.

          (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal or prevents or prohibits the Merger. In the event that an injunction or other order shall have been issued, each party agrees to use its reasonable diligent efforts to have such injunction or other order lifted.

          (d) Olicom shall have received all state securities and "blue sky" permits and other such authorizations necessary to consummate the transactions contemplated hereby.

          (e) All material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity (collectively, "Authorizations and Approvals") necessary for the consummation of the transactions contemplated by this Agreement and the Certificate of Merger shall have been filed, expired or been obtained, other than those that, individually or in the aggregate, the failure to be filed, expired or obtained would not (i) as to Authorizations and Approvals required pursuant hereto of Olicom, in the reasonable opinion of CrossComm after consultation with Olicom, have a material adverse effect on Olicom, and (ii) as to Authorizations and Approvals required pursuant hereto of CrossComm, in the reasonable opinion of Olicom after consultation with CrossComm, have a Material Adverse Effect on CrossComm.

          (f) The filing with the Nasdaq National Market of (i) a Notification Form for Listing of Additional Shares shall have been made with respect to the shares of Olicom Common Stock issuable upon conversion of the CrossComm Common Stock in the Merger, upon the exercise of the Warrants and upon exercise of the options under the CrossComm Option Plans assumed by Olicom, and (ii) a National Market Application for Initial Inclusion with respect to the Warrants. The Warrants shall have been approved for listing on the Nasdaq National Market upon official notification thereof.

          (g) The Commercial and Companies Agency of the Kingdom of Denmark shall have registered the issuance of the Olicom Common Stock included in the Merger Consideration to the extent required by the Companies Act and the amendment of the Articles of Association that is required to increase the share capital of Olicom.

     6.2 Additional Conditions to Obligations of CrossComm. The obligations of CrossComm to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by CrossComm:

          (a) The representations and warranties of Olicom and MergerSub contained in this Agreement shall be true and correct as of the date when made and as of the Effective Time, except to the extent that any such representation and warranty speaks as of an earlier date, with the same force and effect as if made on and as of the Effective Time, except for changes expressly contemplated by this Agreement and such inaccuracies as individually or in the aggregate that would not have a Material Adverse Effect on Olicom, and CrossComm shall have received a certificate to such effect signed on behalf of Olicom by the Managing Director and Chief Financial Officer of Olicom.

          (b) Olicom and MergerSub shall have performed or complied in all material respects with all covenants, obligations, conditions and agreements required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and, CrossComm shall have received a certificate to such effect signed by the Managing Director and Chief Financial Officer of Olicom.

          (c) There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of Olicom and its subsidiaries, taken as a whole, as a consequence of (i) the occurrence of acts of God, fire, war, strikes and other similar events beyond the reasonable control of Olicom the result of which (or the reasonably likely result of which) is (or will be) the substantial impairment of the value of the business of Olicom and its subsidiaries, taken as a whole, or (ii) a material change in the political or economic environment in the Kingdom of Denmark the result of which (or the reasonably likely result of which) is (or will be) the substantial impairment of the value of the businesses of Olicom and its subsidiaries, taken as a whole.

          (d) CrossComm shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Olicom or any of its subsidiaries or otherwise, except where the failure to obtain such consent or approval would not have a Material Adverse Effect on Olicom.

          (e) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Olicom's business following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending except where the existence of any of the foregoing items would not have a Material Adverse Effect on Olicom.

     6.3 Additional Conditions to the Obligations of Olicom and MergerSub. The obligations of Olicom and MergerSub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Olicom:

          (a) The representations and warranties of CrossComm contained in this Agreement shall be true and correct as of the date when made and as of the Effective Time, except to the extent that any such representation and warranty speaks as of an earlier date, with the same force and effect as if made on and as of the Effective Time, except for such inaccuracies as individually or in the aggregate that would not have a Material Adverse Effect on CrossComm, and Olicom and MergerSub shall have received a certificate to such effect signed on behalf of CrossComm by the President and Chief Financial Officer of CrossComm.

          (b) CrossComm shall have performed or complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Olicom and MergerSub shall have received a certificate to such effect signed by the President and Chief Financial Officer of CrossComm.

          (c) Olicom shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of CrossComm or any of its subsidiaries or otherwise, except where the failure to obtain such consent or approval would not have a Material Adverse Effect on CrossComm.

          (d) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Olicom's conduct or operation of the business of CrossComm and its subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending, except where the existence of any of the foregoing items would not have a Material Adverse Effect on CrossComm.

          (e) There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of CrossComm and its subsidiaries, taken as a whole, as a consequence of (i) the occurrence of acts of God, fire, war, strikes and other similar events beyond the reasonable control of CrossComm the result of which (or the reasonably likely result of which) is (or will be) the substantial impairment of the value of the businesses of CrossComm and its subsidiaries, taken as a whole, to Olicom, or (ii) a material change in the political or economic environment in Poland which (or the reasonably likely result of which) is (or will be) the substantial impairment of the value of the business of CrossComm and its subsidiaries, taken as a whole, to Olicom.

          (f) Olicom shall have received from each of the Affiliates of CrossComm an executed Affiliate Agreement in substantially the form attached hereto as Exhibit C.

          (g) CrossComm shall deliver resignations of all officers and directors of its subsidiaries.

          (h) As of the taking of the vote at the CrossComm Stockholders' Meeting with respect to the Merger, holders of no more than 15% of the issued and outstanding shares of CrossComm Common Stock shall have duly demanded and perfected, and not withdrawn or forfeited, demands for appraisal rights under Delaware Law.

          (i) In the event that the Final Closing Price is less than $12.50, CrossComm shall have received an updated written opinion of Montgomery Securities (or another nationally recognized investment banking firm selected by the CrossComm Board) that, in such advisor's opinion, as of a date at least one day prior to the CrossComm Stockholders' Meeting, the consideration to be received by the stockholders of CrossComm is fair, from a financial point of view, to the stockholders of CrossComm.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 7.1(b)-(i), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of CrossComm or Olicom:

          (a) By the mutual written consent of Olicom and CrossComm;

          (b) By either Olicom or CrossComm if the Merger shall not have been consummated by August 1, 1997 (provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date);

          (c) By either Olicom or CrossComm if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, except, if the party relying on such order, decree or ruling or other action has not complied with its obligations under Section 5.9;

          (d) By Olicom, if (i) for any reason, the CrossComm Board fails to call and hold the CrossComm Stockholders' Meeting by June 30, 1997, or (ii) at the CrossComm Stockholders' Meeting (including any adjournment or postponement), the requisite vote of the stockholders of CrossComm in favor of this Agreement and the Merger shall not have been obtained;

          (e) By CrossComm, if (i) for any reason the Board of Directors of Olicom fails to call and hold the Olicom Stockholders' Meeting by June 30, 1997, or (ii) at the Olicom Stockholders' Meeting (including any adjournment or postponement), the requisite vote of the stockholders of Olicom in favor of this Agreement and the Merger shall not have been obtained;

          (f) By Olicom, if (i) the CrossComm Board shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Olicom or shall have publicly announced or disclosed to any third party its intention to do any of the foregoing, (ii) an Alternative Transaction (as defined in Section 7.3(f)) shall have taken place or the CrossComm Board shall have recommended to the stockholders of CrossComm an Alternative Transaction, or (iii) a tender offer or exchange offer for 25% or more of the outstanding shares of CrossComm Common Stock is commenced (other than by Olicom or an affiliate of Olicom) and the CrossComm Board recommends that the stockholders of CrossComm tender their shares in such tender or exchange offer;

          (g) By CrossComm prior to the Effective Time, if (i) the CrossComm Board receives a Superior Proposal, (ii) the CrossComm Board determines in good faith that the failure to accept such Superior Proposal would be inconsistent with its fiduciary duties to CrossComm's stockholders under applicable law, (iii) CrossComm has provided Olicom with at least one business day's written notice of such Superior Proposal, including a written summary thereof in reasonable detail (including the identity of the offeror and the terms of the Superior Proposal) and of the determination of the CrossComm Board, and (iv) contemporaneously with giving the notice specified in Section 7.1(g)(iii), CrossComm makes the payment specified in
     Section 7.3(d);

          (h) By Olicom or CrossComm, if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach (i) causes the conditions set forth in Sections 6.1 or 6.2(a) (in the case of termination by CrossComm), or in Sections 6.1 or 6.3(a) (in the case of termination by Olicom) not to be satisfied, and (ii) shall not have been cured within five business days following receipt by the breaching party of written notice of such breach from the other party; or

          (i) By CrossComm, (i) if the Final Closing Price is less than $12.50 and Olicom fails to increase the Exchange Ratio as provided in Section 1.6(b)(x), or (ii) if the Final Closing Price is more than $20.83 and Olicom decreases the Exchange Ratio as provided in Section 1.6(b)(y).

     7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith terminate, except as provided in this Section 7.2 and in Section 9.1, and there shall be no liability or obligation on the part of Olicom, MergerSub or CrossComm or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the willful breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided, however, that, the provisions of Section 5.4 (Confidentiality), Section 7.3 (Expenses and Termination Fees), this Section 7.2 and Section 9.1 (Non-Survival at Effective Time) shall remain in full force and effect and survive any termination of this Agreement.

     7.3  Expenses and Termination Fees.

     (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Olicom and CrossComm shall share equally all fees and expenses, other than investment banking, attorneys' and accountants' fees and expenses, incurred in connection with the printing and filing of the Joint Proxy Statement (including any related preliminary materials) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements.

     (b) CrossComm shall reimburse Olicom for all of its reasonable, documented expenses actually incurred relating to the transactions contemplated by this Agreement prior to termination (including reasonable, documented fees and expenses of Olicom's counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors) upon the earliest to occur of the following events:

          (i) The termination of this Agreement by Olicom pursuant to Section 7.1(d) as a result of the failure to receive the requisite vote for approval of this Agreement and the Merger by the stockholders of CrossComm at the CrossComm Stockholders' Meeting if, at the time of such failure, there shall have been announced an Alternative Transaction which shall not have been absolutely and unconditionally withdrawn and abandoned; or

          (ii) The termination of this Agreement by Olicom pursuant to Section 7.1(f);

          (iii) The termination of this Agreement by CrossComm pursuant to
     Section 7.1(g); or

          (iv) The termination of this Agreement by Olicom pursuant to Section 7.1(h) after a material breach of this Agreement by CrossComm.

     (c) Olicom shall reimburse CrossComm for all of its reasonable, documented expenses actually incurred relating to the transactions contemplated by this Agreement prior to termination (including reasonable, documented fees and expenses of CrossComm's counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors) upon the earliest to occur of the following events:

          (i) The termination of this Agreement by CrossComm pursuant to Section 7.1(e); or

          (ii) The termination of this Agreement by CrossComm pursuant to
     Section 7.1(h) after a material breach of this Agreement by Olicom.

     (d) CrossComm shall pay Olicom as liquidated damages and not as a penalty or forfeiture, a termination fee of $2,360,000 upon the earliest to occur of the following events:

          (i) The termination of this Agreement by Olicom pursuant to Section 7.1(d) as a result of the failure to receive the requisite vote for approval of this Agreement and the Merger by the stockholders of CrossComm at the CrossComm Stockholders' Meeting if, at the time of such failure, there shall have been announced an Alternative Transaction which shall not have been absolutely and unconditionally withdrawn and abandoned and with respect to which the CrossComm Board shall not have recommended that the stockholders of CrossComm not vote to accept.

          (ii) The termination of this Agreement by Olicom pursuant to Section 7.1(f); or

          (iii) The termination of this Agreement by CrossComm pursuant to
     Section 7.1(g).

     (e) The reasonable, documented expenses and fees, if applicable, payable pursuant to Sections 7.3(b), 7.3(c), 7.3(d)(i) or 7.3(d)(ii) shall be paid by wire transfer within three business days after the first to occur of the events described therein; provided that, in no event shall Olicom or CrossComm, as the case may be, be required to pay any expenses or termination fees, if applicable, to the other, if, immediately prior to the termination of this Agreement, the party to receive the expenses, termination fees and other payment, if applicable, was in breach of any of its material obligations under this Agreement in any manner that shall have proximately contributed to such action or failure to act on the part of the other party which gives rise to the right of termination. In the event that Olicom is required to file suit to seek all or any portion of the termination fee described in Section 7.3(d), and it is the prevailing party therein, Olicom shall be entitled to all expenses, including reasonable, documented attorneys' fees and expenses, which it incurs in enforcing its rights hereunder.

     (f) As used in this Agreement, "Alternative Transaction" means either (i) a transaction pursuant to which any person (or group of persons), other than Olicom or its affiliates (a "Third Party"), acquires more than 25% of the outstanding shares of CrossComm Common Stock, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving CrossComm pursuant to which any Third Party acquires more than 25% of the outstanding equity securities of CrossComm or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of subsidiaries of CrossComm, and the entity surviving any merger or business combination including any of them) of CrossComm having a fair market value equal to more than 20% of the fair market value of all the assets of CrossComm immediately prior to such transaction, or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     7.4 Amendment. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by the execution and delivery of an instrument in writing signed on behalf of each of the parties hereto; provided, however, that an amendment made subsequent to adoption of the Agreement by the stockholders of CrossComm or MergerSub shall not (i) alter or change the amount or kind of consideration to be received on conversion of the CrossComm Common Stock, except as provided herein, (ii) alter or change any term of the Certificate of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Agreement if such alteration or change would adversely affect the holders of CrossComm Common Stock or MergerSub Common Stock.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                                  DEFINITIONS

     8.1 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

          "DKK" and "kroner" refer to currency of the Kingdom of Denmark.

          Any reference to a party's "knowledge" means such party's actual knowledge after reasonable inquiry of executive officers and directors of such party.

          Any reference to any event, change, condition or effect being "material" with respect to any entity or group of entities means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity or group of entities.

          Any reference to a "Material Adverse Effect" with respect to any entity means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such entity.

          "Olicom Share Incentive Plans" means Olicom's Share Incentive Plan, Olicom's 1994 Share Incentive Plan and Olicom's 1996 Share Incentive Plan.

          "CrossComm Option Plans" means, collectively, CrossComm's Amended 1988 Incentive Stock Option Plan, CrossComm's Amended 1989 Incentive Stock Option Plan, CrossComm's 1991 Incentive Stock Option Plan, as amended, CrossComm's 1992 Stock Option Plan, as amended, CrossComm's 1992

     Directors Option Plan, as amended, and CrossComm's 1994 Stock Option Plan, as amended, and CrossComm's 1996 Stock Option Plan, as amended.

          "Subsidiary" (and the correlative term "subsidiaries") shall have the meaning ascribed to it in Rule 1-02 of Regulation S-X, as promulgated by the Commission.

          "USD," "dollars" and "$" refer to currency of the United States of America.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 Non-Survival at Effective Time. The representations, warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article I, Section 5.4 (Confidentiality), 5.7 (Affiliate Agreements), 5.11 (Employee Benefit Plans),
5.13 (Directorship), 5.14 (Form S-8), 5.15 (Indemnification), 5.17 (Best Efforts and Further Assurances), 7.3 (Expenses and Termination Fees), 7.4 (Amendment), and this Article IX shall survive the Effective Time.

     9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by nationally recognized overnight delivery service, or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

        If to Olicom or MergerSub, to:

        Olicom A/S
        Nybrovej 114
        DK-2800 Lyngby
        Attn: Managing Director
        Facsimile No.:  +45 45 27 0129
        Telephone No.:  +45 45 27 0000

        with a copy to:

        Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
        2200 Ross Avenue, Suite 900
        Dallas, Texas 75201
        Attn: Lawrence D. Ginsburg, Esq.
        Facsimile No.:  (214) 220-4899
        Telephone No.:  (214) 220-4438

        If to CrossComm, to:

        CrossComm Corporation
        450 Donald Lynch Boulevard
        Marlborough, Massachusetts 01752
        Attn: President
        Facsimile No.:  (508) 229-5526
        Telephone No.:  (508) 481-4060

        with a copy to:

        Hale and Dorr LLP
        60 State Street
        Boston, Massachusetts 02109
        Attn: Philip P. Rossetti, Esq.
        Richard N. Kimball, Esq.
        Facsimile No.:  (617) 526-5000
        Telephone No.:  (617) 526-6000

Notices by personal delivery or via nationally recognized overnight delivery service shall be effective on receipt. Telecopied notices shall be effective on the date of receipt if received by 5:00 p.m. local time where received, and on the next business day if received thereafter.

     9.3 Interpretation. When a reference is made in this Agreement to Exhibits or Disclosure Letters, such reference shall be to an Exhibit or Disclosure Letter to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     9.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     9.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the CrossComm Disclosure Letter and the Olicom Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms); (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth in Sections 1.6(a)-(c), (e), (f) and (h), 1.7-1.9, and 5.11-5.16; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

     9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

     9.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

     9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to principles of conflicts of law); provided, however, that matters affecting the validity of corporate action taken by Olicom shall be governed by the laws of the Kingdom of Denmark. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of Delaware in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     9.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

            [the remainder of this page is intentionally left blank]

     IN WITNESS WHEREOF, CrossComm, Olicom and MergerSub have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                          CROSSCOMM CORPORATION

                                          By:      /s/ TADEUSZ WITKOWICZ
                                            ------------------------------------
                                                     Tadeusz Witkowicz
                                                         President

                                          OLICOM A/S

                                          By:      /s/ LARS STIG NIELSEN
                                            ------------------------------------
                                                     Lars Stig Nielsen
                                                     Managing Director

                                          By:          /s/ JAN BECH
                                            ------------------------------------
                                                          Jan Bech
                                                   Chairman of the Board

                                          PW ACQUISITION CORPORATION

                                          By:      /s/ LARS STIG NIELSEN
                                            ------------------------------------
                                                     Lars Stig Nielsen
                                                   Chairman of the Board

                                   EXHIBIT A

                             CERTIFICATE OF MERGER
                                    MERGING
                           PW ACQUISITION CORPORATION
                                 WITH AND INTO
                             CROSSCOMM CORPORATION
                             ---------------------

     Pursuant to Section 251 of the General Corporation Law of the State of Delaware
                             ---------------------

     PW Acquisition Corporation, a Delaware corporation ("MergerSub") and CrossComm Corporation, a Delaware corporation ("CrossComm"), DO HEREBY CERTIFY AS FOLLOWS:

     FIRST: That MergerSub was incorporated on February   , 1997, pursuant to
the Delaware General Corporation Law, as amended (the "Delaware Law"), and that
CrossComm was incorporated on April   , 1987, pursuant to the Delaware Law.

     SECOND: That an Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of March 20, 1997, among Olicom, a corporation organized under the laws of the Kingdom of Denmark, MergerSub and CrossComm, setting forth the terms and conditions of the merger of MergerSub with and into CrossComm (the "Merger"), has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with subsection (c) of
Section 251 of the Delaware Law.

     THIRD: That the name of the surviving corporation of the merger (the "Surviving Corporation") shall be CrossComm Corporation.

     FOURTH: That the Certificate of Incorporation of MergerSub, pursuant to
Article I of the Reorganization Agreement, shall be the Certificate of Incorporation of the Surviving Corporation and be amended to read in its entirety as follows:

                                   ARTICLE I

     The name of the corporation is CrossComm Corporation.

     FIFTH: That an executed copy of the Reorganization Agreement is on file at the principal place of business of the Surviving Corporation at the following address:

        CrossComm Corporation
        450 Donald Lynch Boulevard
        Marlborough, Massachusetts 01752

     SIXTH: That a copy of the Reorganization Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any constituent corporation.

     SEVENTH: That the Merger shall become effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

     IN WITNESS WHEREOF, each of MergerSub and CrossComm has caused this
Certificate of Merger to be executed in its corporate name this        day of
            , 1997.

                                            PW ACQUISITION CORPORATION

                                            By:
                                              ----------------------------------
                                                                     , President

ATTEST:

------------------------------------
                         , Secretary

                                            CROSSCOMM CORPORATION

                                            By:
                                              ----------------------------------
                                                                     , President

ATTEST:

------------------------------------
                         , Secretary

                                   EXHIBIT B
                                                           NO. OF WARRANT SHARES
                          FORM OF WARRANT CERTIFICATE

                                     NO. W-
                         VOID AFTER             , 2000

                              WARRANT CERTIFICATE
                         FOR PURCHASE OF COMMON SHARES

                                   OLICOM A/S

     This certifies that FOR VALUE RECEIVED,               is the registered
holder (the "Registered Holder") of the number of Warrants (the "Warrants") specified above. This Warrant entitles the Registered Holder, but only subject to the terms and conditions set forth herein and in the Warrant Agreement (as hereinafter defined), to purchase the number of fully paid and nonassessable shares (each a "Warrant Share") of Common Stock, par value DKK 0.25 per share (the "Common Stock"), of Olicom A/S, a corporation organized under the laws of the Kingdom of Denmark (the "Company"), indicated above at any time after issuance through the Expiration Date (as hereinafter defined), upon presentation and surrender of this Warrant Certificate and the form on the reverse hereof duly executed at the principal office of American Stock Transfer & Trust Company, as warrant agent, or its successor (the "Warrant Agent"), accompanied by payment of $19.74 per share of Common Stock (the "Exercise Price") to be purchased hereunder in lawful money of the United States of America by money order or certified or official bank check made payable to the Company.

     This Warrant Certificate and each Warrant represented hereby are issued pursuant to, and are subject in all respects to the terms and conditions set
forth in, the Warrant Agreement, dated             , 1997 (the "Warrant
Agreement"), by and between the Company and the Warrant Agent.

     Prior to the Expiration Date, upon the occurrence of certain events provided for in the Warrant Agreement, the Exercise Price or the number of shares of Common Stock subject to purchase upon the exercise of each Warrant represented hereby are subject to modification or adjustment.

     Each Warrant represented hereby is exercisable at the option of the Registered Holder, but no fractional shares of Common Stock shall be issued. In the case of the exercise of less than all of the Warrants represented hereby, the Company shall cancel this Warrant Certificate upon the surrender hereof and shall execute and deliver a new Warrant Certificate or Warrant Certificates, which the Warrant Agent shall countersign, for the balance of such Warrants.

     The "Expiration Date" shall mean             , 2000, or such earlier date
as all of the Warrants shall be exercised or redeemed. No Warrant may be exercised after the 5:00 p.m., Central time, on the Expiration Date, and all rights of the registered holders of the Warrants shall cease after 5:00 p.m., Central time, on the Expiration Date.

     This Warrant Certificate is exchangeable upon surrender hereof by the Registered Holder at the principal office of the Warrant Agent in New York, New York, or the principal office of the Company in greater Copenhagen, Denmark, for another Warrant Certificate or Warrant Certificates of like tenor and representing in the aggregate the number of Warrants evidenced by the Warrant Certificate or Warrant Certificates so surrendered.

     Prior to due presentment for registration or transfer of this Warrant Certificate, the Company and the Warrant Agent shall deem and treat the Registered Holder hereof as the absolute owner of Warrants (notwithstanding any notation of ownership or other writing on the Warrant Certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof and for all other purposes, and no transfer or exchange will be effective unless made in accordance with Sections [10 and 11] of the Warrant Agreement, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

     This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

     This Warrant Certificate is not valid unless countersigned by the Warrant Agent.

     IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed by its duly authorized officers and has caused its corporate seal to be affixed hereunto.

Dated:                , 1997                OLICOM A/S

                                            By:
                                               ---------------------------------

                                            Its:
                                                --------------------------------

                                            By:
                                               ---------------------------------

                                            Its:
                                                --------------------------------
COUNTERSIGNED:

                                            AMERICAN STOCK TRANSFER &
                                              TRUST COMPANY, as warrant agent

                                            By:
                                               ---------------------------------

                                            Name:
                                                 -------------------------------
                                                       Authorized Office

     FORM TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO EXERCISE WARRANTS

     The undersigned Registered Holder hereby irrevocably elects to exercise Warrants represented by this Warrant Certificate, and to purchase the securities issuable upon the exercise of such Warrants, and requests that certificates for such securities shall be issued in the name of

           PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER

          ------------------------------------------------------------

and be delivered to

------------------------------------------------------------

------------------------------------------------------------

------------------------------------------------------------

------------------------------------------------------------
(PLEASE PRINT OR TYPE NAME AND ADDRESS)

and if such number of exercised Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to the Registered Holder at the address stated below.

     The undersigned represents that the exercise of the Warrants evidenced hereby was solicited by a member of the National Association of Securities Dealers, Inc., if not solicited by an NASD member, please write "unsolicited" in the space below.

                                            ------------------------------------
                                                   (Name of NASD Member)

Dated:                                     X
      -------------------------------       ------------------------------------
                                             (Signature of Registered Holder)

                                            ------------------------------------

                                            ------------------------------------

                                            ------------------------------------
                                               (Please print or type name and
                                               address of registered holder)

                                           Signature Guarantee Stamp Required
                                           Here if Securities are to be
                                           Delivered to a Person Other Than
                                           Registered Holder

                                   ASSIGNMENT
                    TO BE EXECUTED BY THE REGISTERED HOLDER
                          IN ORDER TO ASSIGN WARRANTS

FOR VALUE RECEIVED, ____________________________ hereby sells, assigns and transfers unto ________________________

                     PLEASE INSERT SOCIAL SECURITY OR OTHER
                        IDENTIFYING NUMBER OF TRANSFEREE

                          ---------------------------

(Please print or type name and address)

------------------- of the Warrants represented by this Warrant Certificate, and hereby irrevocably constitutes and appoints ________________________ , Attorney, to transfer the Warrant Certificate on the books of the Company, with full power of substitution in the premises.

Dated:                                      X
      ---------------                        ----------------------------------
                                              (Signature of Registered Holder)

                                             Signature Guarantee Stamp Required
                                                            Here

THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND ALL REQUIRED SIGNATURE GUARANTEES MUST BE PROVIDED BY A MEMBER OF THE MEDALLION STAMP PROGRAM.

                                                                      APPENDIX B

                [letterhead of Alex. Brown & Sons Incorporated]

March 20, 1997

Olicom A/S
Nybrovej 114
DK-2800 Lyngby
Denmark

Dear Sirs:

     Olicom A/S, a corporation organized under the laws of the Kingdom of Denmark ("Olicom" or the "Company"), PW Acquisition Corporation, a corporation organized under the laws of the State of Delaware and a wholly-owned subsidiary of Olicom ("MergerSub") and CrossComm Corporation, a corporation organized under the laws of the State of Delaware (the "Target"), have entered into an Agreement and Plan of Reorganization dated as of March 20, 1997 (the "Agreement"). Pursuant to the Agreement, the implementation of which is contingent on stockholder approval by the Company's stockholders and Target stockholders, MergerSub shall merge with and into Target and the separate corporate existence of MergerSub shall cease and Target shall continue as the surviving corporation (the "Merger"), and each share of Target common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into $5.00 cash, 0.2667 shares of Olicom common stock, subject to adjustment under certain conditions at the option of the Company, and 0.1075 warrants to purchase one share of Olicom common stock with a term of 3 years and a strike price equal to $19.74 (the "Merger Consideration"). You have requested our opinion as to whether the Merger Consideration payable by the Company is fair, from a financial point of view.

     Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the transaction described above and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. We have also acted as the Company's lead-managing underwriter for the October 22, 1992 initial public offering of the Company's common stock. Alex. Brown maintains a market in the common stock of the Company and regularly publishes research reports regarding the technology industry and the businesses and securities of the Company and other publicly owned companies in the technology industry. In the ordinary course of business, Alex. Brown may actively trade the securities of both the Company and the Target for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company and the Target.

     In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning the Company and Target and certain internal analyses and other information furnished to us by the Company and Target. We have also held discussions with the members of the senior managements of the Company and Target regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, we have (i) reviewed the reported prices and trading activity for the common stock of both the Company and Target, (ii) compared certain financial and stock market information for the Company and Target with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed the terms of the Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

     We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of the Company and Target, we have assumed that such information reflects the best currently available judgments and estimates of the managements of the Company and Target as to the likely future financial performances of their respective companies and of the combined entity. In addition, we have not made nor been provided with an independent evaluation or appraisal of the assets of the Company and Target, nor have we been furnished with any such evaluations or appraisals. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

     Our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of the Company and do not constitute a recommendation to the Company's stockholders as to how they should vote at the stockholders' meeting in connection with the Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to any proxy or registration statement distributed in connection with the Merger.

     Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Merger Consideration payable by the Company is fair, from a financial point of view.

                                        Very truly yours,

                                        By: /s/ ALEX BROWN & SONS
                                            INCORPORATED

                                                                      APPENDIX C

                     [letterhead of Montgomery Securities]

March 20, 1997

Board of Directors
CrossComm Corporation
450 Donald Lynch Boulevard
Marlborough, MA 01752

Members of the Board:

     We understand that CrossComm Corporation, a Delaware corporation ("Seller"), Olicom A/S, a Danish corporation ("Buyer"), and PW Acquisition Corporation, a Delaware Corporation and wholly-owned subsidiary of Buyer ("MergerSub"), propose to enter into an Agreement and Plan of Reorganization to be dated as of March 20, 1997 (the "Merger Agreement"), pursuant to which MergerSub will be merged with and into Seller, which will be the surviving entity (the "Merger"). Pursuant to the Merger, as more fully described in the draft of the Merger Agreement dated March 19, 1997 provided to us by Seller and as further described to us by management of Seller, we understand that each outstanding share of the common stock, $0.01 par value per share ("Seller Common Stock"), of Seller will be exchanged for (1) 0.2667 shares of the common stock, DKK 0.25 nominal value per share of Buyer ("Buyer Common Stock") so long as the Final Closing Price (as defined in Section 1.6(b) of the Merger Agreement) is not less than $12.50 [nor greater than $20.83], subject to certain adjustments,
(2) $5.00 in cash, and (3) a warrant to purchase 0.1075 shares of Buyer Common Stock at an exercise price of $19.74 per share (collectively, the "Consideration"). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

     You have asked for our opinion as investment bankers as to whether the Consideration to be received by the shareholders of Seller pursuant to the Merger is fair to such shareholders from a financial point of view, as of the date hereof.

     In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller and Buyer, including the consolidated financial statements for recent years ending December 31, 1996 and 1995 and certain other relevant financial and operating data relating to Seller and Buyer made available to us from published sources and from the internal records of Seller; (ii) reviewed the financial terms and conditions of the draft of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock and Buyer Common Stock; (iv) compared Seller and Buyer from a financial point of view with certain other companies in the data communications industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the data communications industry which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Seller and Buyer certain information of a business and financial nature regarding Seller and Buyer, including financial forecasts and related assumptions of Seller provided to us by management of Seller and of Buyer obtained by us from third party research analysts; and (vii) performed such other analyses and examinations as we have deemed appropriate.

     In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Seller provided to us by its management, upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective managements at the time of preparation as to the future financial performance of Seller and that they provide a reasonable basis upon which we can form our opinion. With respect to the financial forecasts for Buyer obtained by us from third-party research analysts, upon the advice of Buyer's management and with your consent we have assumed that they provide a reasonable basis upon which we can form our opinions. We have also assumed that there have been no material changes in Seller's or Buyer's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to Seller as to all legal and financial reporting matters with respect to Seller, the Merger and the Merger Agreement, including the legal status and financial reporting of litigation involving Seller. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller or Buyer, nor have we been furnished with any such appraisals. You have informed us, and we have assumed, that the Merger will be recorded as a purchase under generally accepted accounting principles. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

     We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the draft of the Merger Agreement, without any further material amendments thereto, and without waiver by Seller of any of the conditions to its obligations thereunder.

     We have acted as financial advisor to Seller in connection with the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger.

     Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be received by the shareholders of Seller pursuant to the Merger is fair to such shareholders from a financial point of view, as of the date hereof.

     This opinion is directed to the Board of Directors of Seller in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Consideration to the shareholders and does not address the relative merits of the Merger and any alternatives to the Merger, Seller's underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion may not be used or referred to by Seller, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any proxy statement or prospectus filed with the Securities and Exchange Commission in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

                                            Very truly yours,

                                            /s/ MONTGOMERY SECURITIES

                                                                      APPENDIX D

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

SECTION 262 -- APPRAISAL RIGHTS


     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection (d) of this Section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this Chapter shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this Section. As used in this Section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.



     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251 (other than a merger effected pursuant to sec. 251(g) of this Chapter), 252, 254, 257, 258, 263 or 264 of this Chapter;



          (1) provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this Chapter.



          (2) Notwithstanding the provisions of subsection (b)(1) of this Section, appraisal rights under this Section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this Chapter to accept for such stock anything except (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof; (ii) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares or fractional depository receipts described in the foregoing clauses
     (i) and (ii); or (iv) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares, or fractional depository receipts described in the foregoing clauses (i), (ii) and (iii) of this subsection.



          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this Chapter is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.


     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this Section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this Section, including those set forth in subsections (d) and (e), shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this Section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this Section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or


          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this Chapter, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this Section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.


     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with the provisions of subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with the provisions of this Section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.


     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this Section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this Section.


     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this Section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this Section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this Section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.


     (l) The shares of the surviving or resulting corporation into which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                      APPENDIX E

                        OLICOM 1997 SHARE INCENTIVE PLAN

     1. PURPOSE. The purpose of the Olicom A/S 1997 Share Incentive Plan (the "Plan") is to advance the interests of Olicom A/S, a corporation organized under the laws of the Kingdom of Denmark, with its registered office in the municipality of Lyngby-Taarbaek (the "Company"), by strengthening the ability of the Company to attract and retain key personnel of high caliber through encouraging a sense of proprietorship by means of stock ownership. Certain options issued pursuant to the Plan are intended to qualify as "incentive stock options" pursuant to Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code") ("Incentive Options"), while certain other options issued pursuant to the Plan shall constitute options that are not so qualified ("Nonqualified Options"). In addition to Incentive Options and Nonqualified Options, warrants ("Warrants") may also be issued pursuant to the Plan.

     2. DEFINITIONS. As used in this Plan and in any Agreement (as defined herein), the following terms shall have the indicated meanings, unless the context otherwise requires:

          "Board" means the Board of Directors of the Company.

          "Common Shares" means the common shares of the Company, nominal value DKK 0.25 per share.

          "Date of Issue" means the date on which an Option is granted or a Warrant is issued pursuant hereto.

          "Fair Market Value" means the closing sale price (or average of the quoted closing bid and asked prices if there is no closing sale price reported) of the Common Shares on the date specified as reported by the Nasdaq National Market (the "NNM") or by the principal national stock exchange on which the Common Shares are then listed. In the event that if there is no reported price information for such date, the Fair Market Value shall be determined by the reported price information for the Common Shares on the day nearest preceding such date. If the Common Shares are not listed on the NNM or any national stock exchange, Fair Market Value shall be such price as determined in good faith by the Board.

          "Optionee" means a person to whom an Option is granted under the Plan or who has obtained the right to exercise an Option in accordance with the provisions of the Plan.

          "Options" means Incentive Options and Nonqualified Options.

          "Subsidiary" means any now existing or hereinafter organized or acquired corporation of which more than 50% of the issued and outstanding voting stock is owned or controlled, directly or indirectly, by the Company or through one or more Subsidiaries of the Company.

          "Warrant Holder" means a person to whom a Warrant is issued under the Plan or who has obtained the right to exercise a Warrant in accordance with the provisions of the Plan.

     3. SHARES SUBJECT TO THE PLAN. The aggregate amount of shares subject to purchase or subscription pursuant to Options granted and Warrants issued pursuant hereto shall not exceed 2,000,000 Common Shares. Any shares subject to unexercised portions of Options granted or Warrants issued pursuant to the Plan which shall have terminated, been canceled or expired may again be subject to Options granted or Warrants issued pursuant hereto.

     4. ADMINISTRATION. The Plan shall be administered by the Board. Option and Warrant agreements (collectively, "Agreements"), in the form as approved by the Board, and containing such terms and conditions not inconsistent with the provisions of the Plan as shall have been determined by the Board, may be executed on behalf of the Company by its Chairman of the Board and Managing Director, and on behalf of any Subsidiary by its President, Managing Director or Chief Executive Officer. The Board, from time to time, may adopt rules and regulations for carrying out the provisions and purposes of the Plan and make such other determinations, not inconsistent with the terms of the Plan, as the Board shall deem appropriate. The Board shall have complete authority to (a) construe, interpret and administer the provisions of the Plan and the provisions of the Agreements executed pursuant hereto, (b) prescribe, amend and rescind rules and regulations pertaining to the Plan, and (c) make all other determinations necessary or deemed advisable in the administration of the Plan. Notwithstanding the foregoing, the Board may delegate to a committee of the Board the authority to determine the Optionees to whom Options may be granted and the Warrant Holders to whom Warrants may be issued (the persons responsible for making such determinations are referred to herein as the "Committee"). The interpretations and constructions by the Board of any provision of the Plan shall be final and conclusive, and any proceedings relating to the foregoing shall occur in Greater Copenhagen.

     5. ELIGIBILITY. Incentive Options may be issued pursuant hereto to such key employees of the Company or its Subsidiaries (including any director who is also a key employee of the Company or one or more of its Subsidiaries) as shall be determined by the Committee. Nonqualified Options and Warrants may be issued pursuant hereto to such employees, managers or directors of the Company or its Subsidiaries as shall be determined by the Committee. The Board shall determine the number of Options and Warrants, the consideration for each Warrant, the exercise price of each Option and Warrant, the vesting and exercise period of each Option and Warrant, the existence of any window periods during which Options and Warrants may be exercised, and such other terms and conditions of each Option and Warrant as are not inconsistent with the provisions of this Plan. The Board (or upon delegation of authority to it, the Committee) shall determine which persons are to be issued Options and Warrants pursuant hereto, and the number of Common Shares subject to each Option and Warrant. In addition, the Board may, in its sole discretion, provide for vesting of Options and Warrants to accelerate upon a change in control of the Company. In connection with the issuance of Incentive Options, the aggregate Fair Market Value (determined at the Date of Issue of an Incentive Option) of the Common Shares with respect to which Incentive Options are exercisable for the first time by an Optionee during any calendar year (under all such plans of the Optionee's employer corporation and its parent and subsidiary corporations, as defined in
Section 424 of the Code) shall not exceed US$100,000 or such other amount as from time to time provided in Section 422(d) of the Code or any successor provision.

     6. PURCHASE PRICE FOR WARRANTS. The consideration to be received by Company in consideration for the issuance of each Warrant issued pursuant hereto (the "Purchase Price") shall be determined by the Board at the Date of Issue.

     7. EXERCISE PRICE. The subscription price or prices for Common Shares subject to an Option or Warrant (the "Exercise Price") issued pursuant thereto shall be determined by the Board at the Date of Issue; provided, however, that
(a) the Exercise Price for any Option shall not be less than the Fair Market Value of the Common Shares on the Date of Issue, (b) the sum of the Purchase Price and the Exercise Price for any Warrant shall not be less than the Fair Market Value of the Common Shares on the Date of Issue, and (c) if the Optionee is the holder of more than 10% of the total combined voting power of all classes of shares of the Company or its parent or any of its subsidiaries, as more fully described in Section 422(b)(6) of the Code or any successor provision thereof (such shareholder is referred to herein as a "10% Shareholder"), the Exercise Price for any Incentive Option issued to such Optionee shall not be less than 110% of the Fair Market Value of the Common Shares on the Date of Issue. Notwithstanding the foregoing, in the event that the Company determines, in connection with the acquisition of a business enterprise, to assume options issued by such acquired business enterprise, as set forth in Section 10(b), the Exercise Price of such assumed options shall be the exercise price thereof immediately prior to the closing of such acquisition, adjusted to give effect to the consideration received by the equity holders of such acquired business enterprise, such adjustment to be made in such manner as the Board shall determine.

     8. TERM OF OPTIONS AND WARRANTS; LIMITATIONS ON RIGHT TO EXERCISE. Subject to the provisions of the Company's Articles of Association, as amended from time to time (the "Articles"), and the Companies Act of the Kingdom of Denmark, as amended from time to time (the "Companies Act"), (a) Incentive Options issued pursuant hereto shall not be exercisable (i) more than five years after the Date of Issue with respect to a 10% Shareholder, or (ii) more than ten years after the Date of Issue with respect to all persons other than 10% Shareholders, (b) Nonqualified Options issued pursuant hereto shall not be exercisable more than ten years after the Date of Issue, and (c) Warrants issued pursuant hereto shall not be exercisable more than five years after the Date of Issue. Subject to the provisions of the Articles and the Companies Act, Nonqualified Options and Warrants issued to non-management members of the Board or of the board of directors of any Subsidiary shall not be exercisable for more than ten and five years, respectively, except (x) that in the event of the death or termination of service of such member as a director of the Company or a Subsidiary, Nonqualified Options and Warrants issued to such a director shall not be exercisable after the expiration of one year following the date of such member's death or termination (or if shorter, the remaining term of the Option or Warrant), and (y) as otherwise provided by the Board at the time that such Option or Warrant is granted or issued. The Company shall not be required to issue any fractional shares upon the exercise of any Option or Warrant. No Optionee or Warrant Holder, or his or her representatives, legatees or distributees, as the case may be, shall be, or shall be deemed to be, a holder of any Common Shares subject to an Option or Warrant, as the case may be, unless and until (x) the Purchase Price of such Warrant has been paid, (y) such Option or Warrant has been exercised, and (z) the Exercise Price of the Common Shares in respect of which the Option or Warrant has been exercised has been paid. Options and Warrants shall be exercisable only by the Optionee or the Warrant Holder or by a person who has obtained the Optionee's or Warrant Holder's rights under the Option or Warrant by will or under the laws of descent and distribution.

     9. TERMINATION OF EMPLOYMENT. The Board shall determine at the Date of Issue what conditions, if any, shall apply to the exercise of an Option or Warrant issued pursuant hereto in the event that an Optionee or Warrant Holder ceases to be employed by the Company or a Subsidiary for any reason. In the event of the death of an Optionee or Warrant Holder while in the employ, or while serving as a director, of the Company or a Subsidiary, the Option or Warrant theretofore issued to him or her shall be exercisable by the executor or administrator of the estate of the deceased Optionee or Warrant Holder (the "Decedent"), or if such Decedent's estate is not in administration, by the person or persons to whom the Decedent's rights shall have passed under the Decedent's will or under the laws of descent and distribution, no later than 12 months following the date of death or such other shorter period as may be specified in the Agreement, but in no case later than the expiration date of such Option or Warrant, and then only to the extent that the Decedent was entitled to exercise such Option or Warrant at the date of his or her death. Neither the Plan nor any Option or Warrant issued pursuant hereto is intended to confer upon any Optionee or Warrant Holder any rights with respect to continuation of employment or other utilization of his or her services by the Company or a Subsidiary, nor to interfere in any way with his or her right, or that of his or her employer, to terminate his or her employment or other services at any time (subject to the terms of any applicable contract or applicable law). No spouse of an Optionee or Warrant Holder shall have any rights with respect to any Option or Warrant issued pursuant hereto, except as to rights pursuant to will or the laws of descent and distribution that a spouse of a Decedent acquires in an Option or Warrant issued to such Decedent.

     10. MERGERS, CONSOLIDATIONS, SALE OF ASSETS, ETC.

     (a) In the event of changes in the outstanding Common Shares of the Company by reason of stock dividends, recapitalizations, mergers, consolidations, split-ups, combinations or exchanges of shares and the like, the aggregate number and class of shares available under the Plan, and the number, class and the price of Common Shares subject to outstanding Options and Warrants shall be appropriately adjusted by the Board, whose determination shall be final and conclusive.

     (b) The Company may grant options under this Plan in substitution for, or in connection with the assumption of, options held by employees or directors of another business enterprise who become employees or directors of the Company, or a subsidiary of the Company, as the result of the acquisition of another business enterprise by the Company or any of its subsidiaries (whether by a merger or consolidation of the Company or a subsidiary thereof with such other business enterprise, or as a result of the acquisition by the Company or a subsidiary thereof of property or stock of such other business enterprise, or other means by which such acquisition may be effected). The Company may direct that substitute options be granted, or that the options or option plans of such other business enterprise be assumed, on such terms and conditions as the Board considers appropriate in the circumstances.

     11. EXPIRATION AND TERMINATION OF THE PLAN. The Plan became effective on April 2, 1997, pursuant to a resolution of the Board on such date, conditioned on and subject to approval of the Plan by an Annual General Meeting of the Company's shareholders. Subject to the provisions of the Articles and the Companies Act, the Plan shall terminate on April 2, 2002, or at such earlier date as may be determined by the Board or mandated by the Articles or the Companies Act. Termination of the Plan shall not affect the rights of Optionees or

Warrant Holders under Options and Warrants theretofore issued, and all Options and Warrants that have not expired shall continue in force and operation after termination of the Plan, except as same may lapse or be terminated by their own terms and conditions or as may be provided by the Articles or the Companies Act.

     12. RELATIONSHIP TO ARTICLES OF ASSOCIATION. Pursuant to provisions of the Articles, the Board has been, and may in the future be, granted the authority to issue warrants, grant options and issue other instruments that entitle the holders thereof to subscribe for Common Shares. Notwithstanding anything contained herein, the action of the Board and of the Annual General Meetings in authorizing this Plan or any amendment(s) hereto shall not derogate from or otherwise affect the power of the Board to issue warrants, grant options or issue other instruments pursuant to the authority granted to the Board in the Articles [(including, without limitation, the authority set forth in Article 8, Section 2 of the Articles, as in effect on March 8, 1996, for the Board to issue at any time earlier than May 5, 1997, by one or several stages, as the Board shall determine, not more than 1,173,320 units of warrants for shares of DKK
0.25 each)].

     13. RESTRICTIONS ON ISSUANCE OF SHARES.

     (a) The Company shall not be obligated to issue any Common Shares upon the exercise of any Option or Warrant issued under this Plan unless (i) the offer and sale of Common Shares with respect to which such Option or Warrant is being exercised have been registered under applicable securities laws or are exempt from such registration, (ii) the prior approval of such sale or issuance has been obtained from any regulatory body having jurisdiction, and (iii) in the event the Common Shares have been listed on the NNM or any national stock exchange, the shares with respect to which such Option or Warrant is being exercised have been duly listed on the NNM or such exchange on which the Common Shares are then listed, all in accordance with the procedures specified therefor.

     (b) No Incentive Option issued pursuant hereto shall be transferable by the Optionee other than by will or the laws of descent and distribution. Nonqualified Options and Warrants may be issued to an affiliate of a person otherwise permitted to be an Optionee or Warrant Holder pursuant hereto. For the purposes of the Plan, an "affiliate" of a person shall include any person, group or entity controlled by, controlling or under common control of such person.

     14. DETERMINATION OF BREACH OF CONDITIONS. The determination of the Board as to whether an event has occurred resulting in a forfeiture or a termination or reduction of the Company's obligations in accordance with the provisions of the Plan or any Agreement shall be final and conclusive.

     15. TAXES. Optionees and Warrant Holders shall be entitled to satisfy the obligation to pay any amounts required by any governmental entity to be withheld or otherwise deducted and paid with respect to the exercise of an Option or Warrant (including, without limitation, all applicable taxes or other governmental impost or levy) (collectively, "Applicable Taxes"), calculated on the basis of the rate of taxation applicable to such Optionee or Warrant Holder, by providing the Company with funds sufficient to enable the Company to pay such Applicable Taxes or subject to the authority of the Company under the Articles to repurchase Common Shares, by requiring the Company to retain or to accept, upon delivery thereof by the Optionee or Warrant Holder, Common Shares sufficient in value (based on Fair Market Value on the date on which the Company receives notice of exercise or conversion) to cover the amount of such Applicable Taxes.

     16. AMENDMENT OF THE PLAN. The Board may amend the Plan from time to time in such respects as it may deem advisable in its sole discretion or in order that the Options and Warrants issued hereunder shall conform to any change in applicable laws, in regulations or rulings of administrative agencies, or in order that Options and Warrants issued or Common Shares acquired upon exercise thereof may qualify for simplified registration under applicable securities or other laws.

     17. PAYMENT UPON EXERCISE.

     (a) Upon the exercise of any Option or Warrant issued hereunder, the Company may, in its sole discretion, make financing available, from time to time on such terms and to such Optionees or Warrant Holders as the Board may determine in its sole discretion, for the purchase of the Common Shares that may be purchased or subscribed for pursuant to the exercise of such Option or Warrant. An Optionee or Warrant

Holder may pay the Exercise Price of the Common Shares as to which an Option or Warrant is being exercised by the delivery of cash or a certified or cashier's check.

     (b) Any Option or Warrant issued under the Plan may be exercised by a broker-dealer acting on behalf of an Optionee or a Warrant Holder, as the case may be, if (i) the broker-dealer has received from the Optionee, the Warrant Holder or the Company a fully-executed counterpart of the Agreement evidencing such Option or Warrant, together with instructions signed by the Optionee or Warrant Holder, as the case may be, requesting the Company to deliver the Common Shares subject to such Option or Warrant to the broker-dealer on behalf of such Optionee or Warrant Holder and specifying the account into which such shares should be deposited, (ii) adequate provision has been made with respect to the payment of Applicable Taxes due upon such exercise, and (iii) the broker-dealer, on the one hand, and the Optionee or Warrant Holder, on the other hand, have otherwise complied with Section 220.3(e)(4) of the Regulation T of the United States Federal Reserve System, 12 CFR Part 220, or any successor provision, to the extent applicable.

     18. LIABILITY OF THE COMPANY. By accepting any benefits under this Plan, each Optionee and Warrant Holder, together with each person claiming under or through such Optionee and Warrant Holder, shall be conclusively deemed to have indicated acceptance and ratification of, and consented to, any action taken or made to be taken or made under the Plan by the Company and the Board (and the Committee). No Optionee or Warrant Holder, or any person claiming under or through him or her, shall have any right or interest, whether vested or otherwise, in the Plan or in any Option or Warrant hereunder, contingent or otherwise, unless and until such Optionee or Warrant Holder shall have complied with all of the terms, conditions and provisions of the Plan, together with the Agreement relating thereto. Neither the Company, its directors, officers or employees, nor any of the Company's Subsidiaries which are in existence or hereafter come into existence, shall be liable to any Optionee or Warrant Holder or other person if it is determined for any reason by the United States Internal Revenue Service or any court having jurisdiction that any Incentive Options issued hereunder do not qualify for tax treatment as "incentive stock options" under Section 422 of the Code.

     19. APPLICABLE LAW. The obligations of the Company pursuant hereto shall be governed and construed in accordance with the laws of the Kingdom of Denmark; provided, however, that the provisions of this Plan relating to Incentive Options shall be construed in a manner consistent with the treatment of same as "incentive stock options" pursuant to Section 422 of the Code. In the event of any conflict between the provisions hereof, on the one hand, and the provisions of the Companies Act and/or the Articles, on the other hand, the provisions of the Companies Act and/or the Articles shall be deemed paramount and controlling.


                     Signed this the day of April 14, 1997

                      on behalf of the Board of Directors

             ------------------------------------------------------
                        Jan Bech, Chairman of the Board

             ------------------------------------------------------
                      Lars Stig Nielsen, Managing Director

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under the Companies Act, directors of the Registrant and the Registrant's officers who are registered as managers with the Companies and Commercial Agency of the Kingdom of Denmark (Messrs. Lars Stig Nielsen and Boje Rinhart are the only officers of the Registrant so registered) are liable to the Registrant and to third parties for any breach of the Registrant's Articles of Association or the Companies Act. Officers not so registered are indemnified under the Companies Act in respect of actions and claims arising out of actions taken by them in their official capacity, provided that such actions do not involve gross negligence or fraud.

     The Registrant has entered into Indemnification Agreements with its directors and officers which provide indemnification to the fullest extent permitted by the Companies Act. In addition, Olicom, Inc., has entered into Indemnification Agreements with its directors and officers who are not directors and officers of the Registrant. Such Indemnification Agreements provide indemnification to the fullest extent permitted by the Delaware General Corporation Law, as amended.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          *2.1           -- Agreement and Plan of Reorganization (the "Merger
                            Agreement") dated as of March 20, 1997, among the
                            Registrant, PW Acquisition Corporation and CrossComm
                            Corporation (attached as Appendix A to the Joint Proxy
                            Statement/Prospectus included in Part I of this
                            Registration Statement and incorporated herein by
                            reference). The following Exhibits to the Merger
                            Agreement are included as separate Exhibits to this
                            Registration Statement: Form of CrossComm Affiliates
                            Agreement (see Exhibit 10.2); Voting Agreement --
                            CrossComm Affiliates (Stockholder's Agreement) (see
                            Exhibit 10.3); Voting Agreement -- Olicom Affiliates
                            (Stockholder's Agreement) (see Exhibit 10.4)
          *3.1           -- Articles of Association (English translation) of the
                            Registrant
          *4.1           -- Specimen certificate for shares of Olicom Common Stock
                            (filed as Exhibit 4.1 to the Registrant's Registration
                            Statement on Form F-1 filed September 9, 1992 (File No.
                            33-51818), and incorporated by reference herein)
          *4.2           -- Specimen certificate for common stock purchase warrant
                            (included as Exhibit B to the Merger Agreement)
          *5.1           -- Opinion of Advokatfirmaet O. Bondo Svane
         *10.1           -- Form of Warrant Agreement
         *10.2           -- Form of CrossComm Affiliates Agreement
         *10.3           -- Stockholder's Agreement dated as of March 20, 1997,
                            between the Registrant and Tadeusz Witkowicz
         *10.4           -- Stockholder's Agreement dated as of March 20, 1997,
                            between CrossComm Corporation and Lars Stig Nielsen

             *10.5           -- Consulting Agreement dated March 20, 1997, between Olicom, Inc. and Tadeusz Witkowicz
                                (including form of Stock Option Agreement to evidence grant to Mr. Witkowicz of option in common shares of the Registrant)
             *10.6           -- Agreement dated March 20, 1997, between CrossComm Corporation and Tadeusz Witkowicz
             *10.7           -- Share Purchase Agreement dated January 23, 1996 between Olicom A/S and Nilex Systems
                                ApS
              23.1           -- Consent of Ernst & Young A/S
              23.2           -- Consent of Ernst & Young LLP
             *23.3           -- Consent of Advokatfirmaet O. Bondo Svane (included in Exhibit 5.1 hereto)
             *23.4           -- Consent of Alex. Brown & Sons Incorporated (included in Appendix B to the Joint Proxy
                                Statement/Prospectus)
             *23.5           -- Consent of Montgomery Securities (included in Appendix C to the Joint Proxy
                                Statement/Prospectus)
             *23.6           -- Consent of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
             *99.1           -- Form of Olicom proxy
             *99.2           -- Form of CrossComm proxy
             *99.3           -- Consent of persons named to become directors


     (b) Financial Statement Schedules


          * Schedule II -- Valuation and Qualifying Accounts; included in financial statements of CrossComm Corporation attached hereto.


     (c) Item 4(b) Information

          The opinions of Alex. Brown & Sons Incorporated and Montgomery Securities are included as Appendix C and Appendix D, respectively, to the Joint Proxy Statement/Prospectus included in this Registration Statement.

---------------


     * Previously filed.


ITEM 22. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes as follows:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


          5. That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.



          6. That every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



          7. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     (b) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above shall include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to such requests.

     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Copenhagen, Kingdom of Denmark, on the 9th day of May, 1997.


                                            OLICOM A/S

                                            By:     /s/ LARS STIG NIELSEN
                                              ----------------------------------
                                                      Lars Stig Nielsen
                                                 Managing Director and Chief
                                                       Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                  TITLE AND CAPACITY                 DATE
                      ---------                                  ------------------                 ----

                   /s/ JAN BECH *                        Chairman of the Board and Director     May 9, 1997
-----------------------------------------------------
                      Jan Bech

                /s/ BO F. VILSTRUP *                     Deputy Chairman of the Board and       May 9, 1997
-----------------------------------------------------      Director
                   Bo F. Vilstrup

                /s/ LARS STIG NIELSEN                    Managing Director, Chief Executive     May 9, 1997
-----------------------------------------------------      Officer and Director
                  Lars Stig Nielsen

                  /s/ BOJE RINHART                       Principal Financial and Accounting     May 9, 1997
-----------------------------------------------------      Officer
                    Boje Rinhart

              /s/ KURT ANKER NIELSEN *                   Director                               May 9, 1997
-----------------------------------------------------
                 Kurt Anker Nielsen

               /s/ FRANK G. PETERSEN *                   Director                               May 9, 1997
-----------------------------------------------------
                  Frank G. Petersen

               /s/ MICHAEL J. PEYTZ *                    Director                               May 9, 1997
-----------------------------------------------------
                  Michael J. Peytz

             *By: /s/ LARS STIG NIELSEN
  ------------------------------------------------
                 Lars Stig Nielsen,
                  Attorney-In-Fact


                           AUTHORIZED REPRESENTATIVE


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below on May 9, 1997 by the undersigned as the duly authorized representative of Olicom A/S in the United States.


                                                   /s/ J. MICHAEL CAMP
                                            ------------------------------------
                                                      J. Michael Camp

                                                                     SCHEDULE II

                             CROSSCOMM CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



                                                            ADDITIONS
                                                     -----------------------
                                        BALANCE AT   CHARGED TO   CHARGED TO                    BALANCE
                                        BEGINNING     COST AND      OTHER                       AT END
             DESCRIPTION                OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS(1)   OF PERIOD
             -----------                ----------   ----------   ----------   -------------   ---------
Year ended December 31, 1994:
  Accounts receivable allowances......   $475,000     $377,000        $0         $ 65,000      $787,000
                                         ========     ========        ==         ========      ========
Year ended December 31, 1995:
  Accounts receivable allowances......   $787,000     $838,000        $0         $822,000      $803,000
                                         ========     ========        ==         ========      ========
Year ended December 31, 1996:
  Accounts receivable allowances......   $803,000     $480,000        $0         $286,000      $997,000
                                         ========     ========        ==         ========      ========


---------------

(1) Uncollectible accounts receivable written-off, net of recoveries

                                 EXHIBIT INDEX


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         * 2.1           -- Agreement and Plan of Reorganization (the "Merger
                            Agreement") dated as of March 20, 1997, among the
                            Registrant, PW Acquisition Corporation and CrossComm
                            Corporation (attached as Appendix A to the Joint Proxy
                            Statement/ Prospectus included in Part I of this
                            Registration Statement and incorporated herein by
                            reference). The following Exhibits to the Merger
                            Agreement are included as separate Exhibits to this
                            Registration Statement: Form of CrossComm Affiliates
                            Agreement (see Exhibit 10.2); Voting
                            Agreement -- CrossComm Affiliates (Stockholder's
                            Agreement) (see Exhibit 10.3); Voting Agreement -- Olicom
                            Affiliates (Stockholder's Agreement) (see Exhibit 10.4)
         * 3.1           -- Articles of Association (English translation) of the
                            Registrant
         * 4.1           -- Specimen certificate for shares of Olicom Common Stock
                            (filed as Exhibit 4.1 to the Registrant's Registration
                            Statement on Form F-1 filed September 9, 1992 (File No.
                            33-51818), and incorporated by reference herein)
         * 4.2           -- Specimen certificate for common stock purchase warrant
                            (included as Exhibit B to the Merger Agreement)
         * 5.1           -- Opinion of Advokatfirmaet O. Bondo Svane
         *10.1           -- Form of Warrant Agreement
         *10.2           -- Form of CrossComm Affiliates Agreement
         *10.3           -- Stockholder's Agreement dated as of March 20, 1997,
                            between the Registrant and Tadeusz Witkowicz
         *10.4           -- Stockholder's Agreement dated as of March 20, 1997,
                            between CrossComm Corporation and Lars Stig Nielsen
         *10.5           -- Consulting Agreement dated March 20, 1997, between
                            Olicom, Inc. and Tadeusz Witkowicz (including form of
                            Stock Option Agreement to evidence grant to Mr. Witkowicz
                            of option in common shares of the Registrant)
         *10.6           -- Agreement dated March 20, 1997, between CrossComm
                            Corporation and Tadeusz Witkowicz
         *10.7           -- Share Purchase Agreement dated January 23, 1996 between
                            Olicom A/S and Nilex Systems ApS
          23.1           -- Consent of Ernst & Young A/S
          23.2           -- Consent of Ernst & Young LLP
         *23.3           -- Consent of Advokatfirmaet O. Bondo Svane (included in
                            Exhibit 5.1 hereto)
         *23.4           -- Consent of Alex. Brown & Sons Incorporated (included in
                            Appendix B to the Joint Proxy Statement/Prospectus)
         *23.5           -- Consent of Montgomery Securities (included in Appendix C to the Joint Proxy Statement/Prospectus)
         *23.6           -- Consent of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
          23.7           -- Consent of Ernst & Young A/S
          23.8           -- Consent of Ernst & Young LLP
         *99.1           -- Form of Olicom proxy
         *99.2           -- Form of CrossComm proxy
         *99.3           -- Consent of persons named to become directors


---------------


     * Previously filed.